     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 5, 1996.

                                                     REGISTRATION NO. 333-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                           BANKATLANTIC BANCORP, INC.
             (Exact name of registrant as specified in its charter)

           FLORIDA                          6035                         65-0507804
(State or other jurisdiction    (Primary Standard Industrial          (I.R.S. Employer
              of                 Classification Code Number)       Identification Number)
      incorporation or
        organization)

                          1750 EAST SUNRISE BOULEVARD
                         FORT LAUDERDALE, FLORIDA 33304
                            TELEPHONE (954) 760-5000
         (Address, including Zip Code, and telephone number, including area code, of registrant's principal executive offices)

                                 ALAN B. LEVAN
                           BANKATLANTIC BANCORP, INC.
                          1750 EAST SUNRISE BOULEVARD
                         FORT LAUDERDALE, FLORIDA 33304
                            TELEPHONE (954) 760-5000
           (Name, address, including Zip Code, and telephone number,
                   including area code, of agent for service)

                  PLEASE SEND COPIES OF ALL COMMUNICATIONS TO:

            ALISON W. MILLER, ESQ.                         JOHN J. SPIDI, ESQ.
        STEARNS WEAVER MILLER WEISSLER                   MALIZIA, SPIDI, SLOANE
          ALHADEFF & SITTERSON, P.A.                          & FISCH, P.C.
            150 WEST FLAGLER STREET                        1301 K STREET, N.W.
                  SUITE 2200                                 SUITE 700 EAST
             MIAMI, FLORIDA 33130                        WASHINGTON, D.C. 20005

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. / /

                        CALCULATION OF REGISTRATION FEE

- ------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------
 TITLE OF EACH CLASS OF                    PROPOSED MAXIMUM  PROPOSED MAXIMUM     AMOUNT OF
    SECURITIES TO BE       AMOUNT TO BE     OFFERING PRICE  AGGREGATE OFFERING    REGISTRATION
        REGISTERED        REGISTERED(2)    PER DEBENTURE(3)    PRICE(1)(3)          FEE(3)
- ------------------------------------------------------------------------------------------------
   % Convertible
  Subordinated
  Debentures Due 2006...    $57,500,000         $1,000         $57,500,000        $19,827.55
- ------------------------------------------------------------------------------------------------
Class A Common Stock....  3,142,076 shares        N/A              N/A               N/A
- ------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee.
(2) Includes up to $7,500,000 additional principal amount of    % Convertible
     Subordinated Debentures (the "Debentures") which may be acquired by the Underwriters to cover overallotments, if any.
(3) The Class A Common Stock is being registered hereby solely because the Debentures are immediately convertible into such stock. However, pursuant to Rule 457(i) of the Securities Act of 1933, as amended, no registration fee is required with respect to the Class A Common Stock.
                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                           BANKATLANTIC BANCORP, INC.

     Cross-Reference Sheet Pursuant to Item 501(b) of Regulation S-K showing the location in the Prospectus of the Responses to the Items of Part I of Form S-3.

FORM S-3
ITEM NO.                   ITEM CAPTION                           LOCATION IN PROSPECTUS
- --------   ---------------------------------------------  --------------------------------------
    1.     Forepart of the Registration Statement and
             Outside Front Cover Page of Prospectus.....  Facing Page; Outside Front Cover Page
    2.     Inside Front and Outside Back Cover Pages of
             Prospectus.................................  Inside Front and Outside Back Cover
                                                            Pages of Prospectus
    3.     Summary Information, Risk Factors and Ratio
             of Earnings to Fixed Charges...............  Prospectus Summary; Investment
                                                            Considerations; Selected
                                                            Consolidated Financial Data
    4.     Use of Proceeds..............................  Use of Proceeds
    5.     Determination of Offering Price..............  Not Applicable
    6.     Dilution.....................................  Not Applicable
    7.     Selling Security Holders.....................  Not Applicable
    8.     Plan of Distribution.........................  Outside Front and Inside Front Cover
                                                            Pages of Prospectus; Description of
                                                            the Debentures; Underwriting
    9.     Description of Securities to be Registered...  Outside Front Cover Page of
                                                          Prospectus; Prospectus Summary;
                                                            Description of the Debentures;
                                                            Description of Capital Stock
   10.     Interests of Named Experts and Counsel.......  Not Applicable
   11.     Material Changes.............................  Not Applicable
   12.     Incorporation of Certain Information by
             Reference..................................  Incorporation of Certain Documents by
                                                            Reference
   13.     Disclosure of Commission Position on
             Indemnification for Securities Act
             Liabilities................................  Not Applicable

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION

PROSPECTUS

                                  $50,000,000

                         (LOGO) BANKATLANTIC BANCORP(R)

                 % CONVERTIBLE SUBORDINATED DEBENTURES DUE 2006

    The     % Convertible Subordinated Debentures Due 2006 (the "Debentures") of
BankAtlantic Bancorp, Inc. (the "Company" or "BBC") will mature on     , 2006
and will accrue interest at the rate of     % per annum from the date of
delivery. The Debentures are convertible at any time prior to maturity, unless previously redeemed, into shares of Class A Common Stock of the Company at a
conversion price of $    per share (equivalent to a conversion rate of
shares per $1,000 principal amount of Debentures), subject to adjustment in certain events. On May 29, 1996, the last sale price of the Class A Common Stock on the Nasdaq National Market (symbol: BANCA) was $14.50 per share. The Class A Common Stock has no voting rights other than as may be required by Florida law. See "Description of Capital Stock".

    Interest on the Debentures is payable semiannually in arrears on each
and     , commencing     , 1996. The Debentures are redeemable at any time on or
after     , 1999 at the option of the Company, in whole or in part, at fixed redemption prices set forth herein, together with accrued interest to the redemption date; provided that the Debentures may be redeemed at the option of
the Company, in whole or in part, at any time prior to     , 1999 without any
premium if the closing sale price of the Class A Common Stock for at least 30 consecutive trading days equals or exceeds 140% of the conversion price then in effect. The Debentures are not subject to any sinking fund.

    The Debentures will be unsecured general obligations of the Company subordinate in right of payment to all existing and future Senior Indebtedness (as defined herein) of the Company. See "Investment
Considerations -- Subordination." The Company currently has no Senior Indebtedness. The Debentures will rank on a par with the Company's currently outstanding $21.0 million principal amount of 9% Subordinated Debentures Due 2005 (the "9% Debentures"). There is no restriction on the ability of the Company or any of the Company's subsidiaries to incur additional indebtedness, whether ranking senior to, on a par with, or junior to the Debentures. Payment of principal and interest on the Debentures may be accelerated upon the occurrence of certain events of default. See "Description of the Debentures."

    The Debentures will be issued only in fully registered form in denominations of $1,000 and any integral multiple thereof.

    Prior to this Offering, there has been no public market for the Debentures. The Company has filed an application to list the Debentures for quotation on the Nasdaq SmallCap Market under the symbol "BANCG".

    SEE "INVESTMENT CONSIDERATIONS" FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY INVESTORS.
THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS OR DEPOSIT ACCOUNTS AND ARE NOT
 INSURED BY THE SAVINGS ASSOCIATION INSURANCE FUND OR THE BANK INSURANCE FUND OF THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL
  AGENCY.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
         PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
           OFFENSE.

- -----------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------
                                                  PRICE TO           UNDERWRITING          PROCEEDS TO
                                                   PUBLIC             DISCOUNT(1)          COMPANY(2)
- -----------------------------------------------------------------------------------------------------------
Per Debenture...............................        $1,000
- -----------------------------------------------------------------------------------------------------------
Total(3)....................................      $50,000,000
- -----------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
(2) Before deducting expenses payable by the Company, estimated to be
    approximately $    .
(3) The Company has granted the Underwriters a 30-day option to purchase up to $7,500,000 additional principal amount of Debentures at the Price to Public less Underwriting Discount solely to cover over-allotments, if any. If this option is exercised in full, the total Price to Public, Underwriting
    Discount and Proceeds to Company will be $57,500,000, $    and $    ,
    respectively. See "Underwriting."

    The Debentures are offered by the Underwriters subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the Debentures will be made against payment therefor at the offices of Ryan, Beck & Co., Inc. (as Representative of
the Underwriters) on or about     , 1996.

                                Ryan, Beck & Co.
                THE DATE OF THIS PROSPECTUS IS            , 1996

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DEBENTURES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             ---------------------

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; and at the Commission's regional offices at Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

     The Company has filed with the Commission a Registration Statement, of which this Prospectus is a part, under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Debentures. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. In addition, certain documents filed by the Company with the Commission have been incorporated in this Prospectus by reference. See "Incorporation of Certain Documents by Reference." For further information with respect to the Company and the Debentures, reference is made to the Registration Statement, including the exhibits thereto and the documents incorporated herein by reference. The Registration Statement may be inspected without charge at the principal office of the Commission in Washington, D.C., and copies of all or part of it may be obtained from the Commission upon payment of the prescribed fees.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed with the Commission are hereby incorporated in this Prospectus by reference and made a part hereof:

          (1) The Company's Annual Report on Form 10-K for the year ended December 31, 1995, filed with the Commission on February 9, 1996.

          (2) The Company's Current Report on Form 8-K, dated April 9, 1996, filed with the Commission on April 19, 1996.

          (3) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, filed with the Commission on May 14, 1996.

     Financial and other information included in the reports incorporated by reference herein do not reflect stock splits or dividends declared subsequent to the respective dates of such reports, except as indicated in such reports.

     All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of Debentures shall be deemed to be incorporated by reference into this Prospectus and to be a part of this Prospectus from the date of filing thereof.

     Any statement contained in a document incorporated by reference herein, shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

     The Company will provide without charge to any person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference, other than certain exhibits to such documents. Written requests should be directed to BankAtlantic Bancorp, Inc., 1750 East Sunrise Boulevard, Fort Lauderdale, Florida 33304, Attention: Secretary, telephone: 954-760-5000.

    [INSERT MAP IDENTIFYING LOCATION OF BANKATLANTIC AND BNA RETAIL BANKING
                                   LOCATIONS]

                                   [TO COME]

                                    SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised. The Board of Directors previously declared five for four stock splits of the Company's Class B Common Stock, par value $.01 per share (the "Class B Common Stock"), effected as 25% stock dividends which were issued on July 19, 1995 and February 1, 1996, respectively. Where appropriate, amounts throughout this Prospectus have been adjusted to reflect the stock splits.

                           BANKATLANTIC BANCORP, INC.

     BankAtlantic Bancorp, Inc. (the "Company") is a unitary savings bank holding company organized in April 1994 under the laws of the State of Florida for the purpose of becoming the holding company for BankAtlantic, A Federal Savings Bank ("BankAtlantic"). The Company owns all of the outstanding capital stock of BankAtlantic. BFC Financial Corporation ("BFC"), which is controlled by the Chairman and Vice Chairman of the Company, acquired a controlling interest in the Company in 1987 and currently owns 4,876,124 shares or approximately 46% of the Company's issued and outstanding Class B Common Stock. At March 31, 1996, the Company had consolidated total assets of approximately $1.64 billion and total stockholders' equity of approximately $136.8 million.

     BankAtlantic is a federally-chartered, federally-insured savings bank organized in 1952, which provides traditional retail banking services and a full range of commercial banking products and related financial services. The principal business of BankAtlantic is attracting checking and savings deposits from the public and general business customers and using these deposits to originate commercial real estate and business loans, residential real estate loans and consumer loans, and to make other permitted investments such as the purchase of mortgage-backed securities, tax certificates and other investment securities. BankAtlantic operates through 46 branch offices located primarily in Dade, Broward and Palm Beach Counties in South Florida. As reported by an independent statistical reporting service, BankAtlantic is currently the largest independent financial institution headquartered in Broward County, Florida and third in size among all savings institutions headquartered in the State of Florida based on consolidated assets at December 31, 1995, the most recent date utilized by such reporting service. Based on such published information, if the previously announced acquisitions of financial institutions in the State of Florida which are currently pending had been consummated at December 31, 1995, including BankAtlantic's acquisition of Bank of North America Bancorp, Inc., the Company would have been the second largest independent depository institution headquartered in Florida on that date. Further, based on published information as of June 30, 1995, the Company's market share of deposits in Broward County would have increased from approximately 3.95% to 5.64%. The rapid pace of consolidation among Florida's depository institutions has transformed many local competitors into out-of-state competitors with, in many cases, remote decision making on larger loans. Many customers feel more comfortable dealing with community based institutions. BankAtlantic considers itself to be a community bank, able to compete against regional and super regional institutions by offering personalized service and fast decision making capabilities.

     BankAtlantic's deposit accounts are insured by the Federal Deposit Insurance Corporation (the "FDIC") primarily through the Savings Association Insurance Fund (the "SAIF"), with a small portion insured through the Bank Insurance Fund ("BIF"), both of which are administered by the FDIC. BankAtlantic is regulated and examined by the Office of Thrift Supervision (the "OTS") and the FDIC.

                               OPERATING STRATEGY

     Since 1987, when BFC acquired a controlling interest in BankAtlantic, the Company's operating strategy has been to shift from traditional thrift activities to those more closely related to commercial banking. This strategy entails (i) increasing the range of banking services; (ii) shifting the deposit mix to emphasize transaction accounts, such as checking and money fund accounts;
(iii) changing the make-up of the loan
portfolio to emphasize short-term and variable interest rate products, primarily commercial real estate and business loans and consumer loans; and (iv) replacing fixed-rate, long-term securities with floating rate or short-term securities. In pursuing these goals, substantial expenditures were made for marketing, equipment, updating facilities and computer systems and for adding qualified employees, including senior management personnel.

     The Company's business strategy has produced the following results:

     - Profitability -- Implementation of BankAtlantic's business strategy, complemented in later periods by improving economic conditions and lower market interest rates, resulted in net income of $18.4 million, $16.8 million and $16.1 million for the years ended December 31, 1995, 1994 and 1993, respectively and $4.7 million for the quarter ended March 31, 1996. Return on average assets was 1.07%, 1.17% and 1.25% for the years ended December 31, 1995, 1994 and 1993, respectively, and an annualized 1.10% for the quarter ended March 31, 1996.

     - Improved Capital Position -- At March 31, 1996, BankAtlantic's capital position exceeded all applicable regulatory capital requirements, with tangible and core capital of 8.45% and risk based capital of 13.32%.

     - Transaction Accounts -- Management's efforts to shift its activities to those more closely related to commercial banking involved reducing the dependence on high rate certificate accounts by attracting transaction accounts, which carry a lower cost, generate service fee income and generally represent a more stable source of funds. At March 31, 1996, transaction accounts represented 48% of total deposits. BankAtlantic will continue to emphasize transaction accounts by maintaining its full service branch network and full range of accounts and services. The flow of deposits, however, is and will continue to be significantly influenced by economic conditions, competition and prevailing market interest rates.

     - Loan Portfolio Reconfiguration -- In an effort to cause its loan portfolio to adjust more rapidly to market conditions, BankAtlantic shifted the focus of its portfolio from long-term, fixed-rate residential real estate loans to shorter-term and variable interest rate commercial business and real estate loans (including commercial construction loans), which are generally higher yielding, have shorter terms and typically have adjustable interest rates. Since December 31, 1991, such loans have increased from approximately $221 million or 29% of gross loans to approximately $573 million or 58% of gross loans at March 31, 1996.

     - Asset Quality -- The Company seeks to maintain asset quality and moderate credit risk. Although the loan portfolio has grown substantially, and the growth has been concentrated in commercial loans and consumer loans, primarily indirect automobile loans, which generally involve more credit risk than residential real estate loans, BankAtlantic's non-accrual loans and non-performing assets have decreased. Non-performing assets decreased from $36.6 million, or 2.52% of total assets at December 31, 1991 to $19.2 million, or 1.17% of total assets at March 31, 1996. Total allowances for losses on loans and tax certificates as a percentage of nonperforming assets was 93.34% at March 31, 1996.

     - Controlled Growth -- As part of management's operating strategy, BankAtlantic has added 21 drive-through facilities and 215 ATMs. There are currently 46 full service offices, with several more scheduled to open in 1996 and 1997. In February 1995, in an effort to increase its market presence in Dade County, Florida, BankAtlantic acquired MegaBank, a Miami based commercial bank with 5 branches and approximately $120 million in deposits. In April 1996, in furtherance of its policy of controlled growth, BankAtlantic entered into an agreement to acquire the holding company of Bank of North America, a commercial bank with $490 million in deposits and 13 branches, 11 of which are located in Broward County, BankAtlantic's primary market.

PENDING ACQUISITION OF BANK OF NORTH AMERICA

     In an effort to enhance BankAtlantic's presence in Broward County, its primary market, BankAtlantic entered into a stock purchase agreement (the "BNAB Purchase Agreement") on April 9, 1996 to acquire

Bank of North America Bancorp, Inc. ("BNAB"), the holding company for Bank of North America, a Florida chartered commercial bank ("BNA"), for approximately $54 million in cash. The purchase price is subject to upward or downward adjustment in the event that the adjusted net worth of BNAB (as calculated pursuant to the BNAB Purchase Agreement) as of the last day of the month immediately preceding the date of the acquisition is greater than or is less than $37.4 million, provided that any such adjustment will not reduce the purchase price by more than $2 million. After any initial adjustment as discussed in the preceding sentence, the purchase price will be reduced by an amount equal to certain transaction costs, including severance costs and bonuses, as specified in the BNAB Purchase Agreement, and losses on certain assets. BNAB had assets of $560 million and stockholder's equity of approximately $37.4 million at March 31, 1996 and had earnings in 1995 of approximately $2.2 million. At March 31, 1996, BNAB had approximately $490 million of deposits (all of which are insured by SAIF), $395 million in loans and 13 branches, with 11 located in Broward County and one each in Dade and Palm Beach Counties.

     The acquisition of BNAB and the subsequent merger of BNA into BankAtlantic is expected to be completed in the fourth quarter of 1996, but is subject to certain conditions including the receipt of all required regulatory approvals. There is no assurance that the transaction will be consummated. Funds for the acquisition will be obtained from one or more sources, including operations, traditional borrowings, repayments of loans, liquidation of investments or contributions to BankAtlantic of the proceeds of this Offering. However, the acquisition of BNAB is not conditioned upon or dependent upon successful completion of this Offering. See "Pending Acquisition of Bank of North America".

                                  THE OFFERING

Securities offered.........  $50,000,000 in principal amount of      %
                               Convertible Subordinated Debentures due 2006.

Use of Proceeds............  The net proceeds will be used for general corporate purposes. See "Use of Proceeds."

Convertibility.............  Convertible into Class A Common Stock at any time
                               prior to maturity or redemption at $     per
                               share, subject to adjustment in certain
                               circumstances.

Interest payment dates.....       and      , commencing      , 1996.

Maturity Date..............       , 2006.

Mandatory Redemption.......  None

Optional Redemption........  The Debentures are redeemable at any time after
                                    , 1999, in whole or in part, at the option
                               of the Company on not less than 30 days notice, at fixed redemption prices as set forth herein, together with accrued interest to the date fixed for redemption; provided that the Debentures may
                               be redeemed prior to      , 1999 at the option of
                               the Company without the payment of any premium if the closing sale price of the Class A Common Stock for at least 30 consecutive trading days equals or exceeds 140% of the conversion price then in effect. Payment of principal and interest on the Debentures may be accelerated in the case of certain events of default. See "Description of the Debentures."

Subordination..............  The payment of principal and premium, if any, and interest on the Debentures is subordinated to all existing and future Senior Indebtedness. Senior Indebtedness is defined as any indebtedness or liability of the Company, whether existing on or created or incurred after the date of issuance of the Debentures, which is not expressly by its terms subordinate or pari passu in right of payment to the Debentures. The Company currently has no Senior Indebtedness. The Debentures will rank pari passu with the Company's outstanding $21.0 million principal amount of 9% Subordinated Debentures Due 2005. While the Company has no current plan to incur any indebtedness ranking senior to, or any additional indebtedness ranking on par with, the Debentures, the Indenture does not limit the incurrence of indebtedness, including Senior Indebtedness, by the Company and its subsidiaries. See "Description of the Debentures -- Subordination."

Certain Restrictions.......  The Indenture, among its other provisions, restricts the ability of the Company, under certain circumstances, to pay dividends on, or repurchase, its capital stock unless it retains cash, cash equivalents or marketable securities in an amount sufficient to cover the next two consecutive semi-annual interest payments. The Indenture also prohibits the Company from consolidating or merging with, or transferring substantially all its assets to, another entity unless: (i) such other entity assumes the Company's obligations under the Indenture, (ii) immediately after such transaction takes effect, the Company will not be in Default (as defined herein) under the Indenture, and (iii) the Company has delivered to the Indenture trustee an appropriate opinion of counsel. The Indenture does not prohibit or restrict the Company from selling additional shares of capital stock or other debt securities nor from pledging BankAtlantic's capital stock. Further, BankAtlantic is not restricted from issuing additional shares of BankAtlantic's capital stock or other debt securities. See "Description of the Debentures -- Restrictions on Dividends and Other Distributions."

Events of Default..........  Events of default include: (i) the failure by the
                               Company to pay principal of or premium, if any, on the Debentures at maturity or upon redemption,
                               (ii) the failure by the Company to pay interest on any of the Debentures and such failure continues for a period of 30 days, (iii) the failure by the Company to comply with any of its other agreements or covenants in, or provisions of, the Indenture and such default continues for a period of 60 days after receipt of notice of such failure and (iv) certain events of bankruptcy, insolvency or reorganization of the Company. See "Description of the Debentures."

Trustee....................  First Trust National Association

Nasdaq SmallCap Market
  Symbol...................  BANCG

Voting Rights of Class A
  Common Stock.............  Holders of Class A Common Stock have no voting rights, except as may be required by Florida law. Holders of Class B Common Stock have one vote per share. See "Description of Capital
                               Stock -- Voting Rights."

Dividends on Class A
  Common Stock.............  Holders of Class A Common Stock are entitled to receive cash dividends equal to at least 110% of any cash dividends declared and paid on Class B Common Stock. Non-cash distributions on Class A Common Stock must be identical to those declared and issued on Class B Common Stock, except that a distribution to holders of Class A Common Stock may be declared and issued in Class A Common Stock while a distribution to holders of Class B Common Stock may be declared and issued in either Class A Common Stock or Class B Common Stock. See "Description of Capital Stock -- Dividends and Other Distributions." On April 19, 1996, the Company paid a quarterly cash dividend of $.0506 per share on the Class A Common Stock and $.0440 per share on the Class B Common Stock.

INVESTMENT CONSIDERATIONS

     Before making an investment decision, prospective investors should consider all of the information contained in this Prospectus. In particular, prospective investors should evaluate the factors discussed under "Investment Considerations," including, but not limited to, the economic and business risks associated with economic conditions in South Florida and the Company's investment and loan portfolio in particular, the lack of voting rights and voting control, the potential adverse impact on the Company's operations and profitability of changes in interest rates and future legislation, the highly competitive nature of the Company's business, the sources of payments to holders of Debentures, regulatory limitations on BankAtlantic's ability to pay dividends and the limited covenants in the Indenture.

                    SELECTED CONSOLIDATED FINANCIAL DATA OF
                           BANKATLANTIC BANCORP, INC.

                                                          AT OR FOR
                                                      THE THREE MONTHS
                                                                                         AT OR FOR THE YEARS
                                                       ENDED MARCH 31,                    ENDED DECEMBER 31,
                                                      -----------------   --------------------------------------------------
                                                       1996      1995      1995        1994      1993      1992       1991
                                                      -------   -------   -------     -------   -------   -------   --------
                                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING RESULTS:
Net interest income.................................  $16,472   $14,797   $64,391     $57,118   $58,516   $60,909   $ 54,534
Provision for loan losses...........................      940       176     4,182       2,299     3,450     6,650     17,540
                                                      -------   -------   -------     -------   -------   -------   --------
Net interest income after provision for loan
  losses............................................   15,532    14,621    60,209      54,819    55,066    54,259     36,994
                                                      -------   -------   -------     -------   -------   -------   --------
NON-INTEREST INCOME:
Loan servicing and other loan fees..................      838       975     3,524       3,365     2,229     2,869      4,344
Gains on sales of loans originated for
  resale............................................      164        65       395         773     1,246       976        330
Gains on sales of mortgage servicing rights.........        0         0     2,744         484         0         0          0
Unrealized and realized gains (losses) on trading
  account securities................................        0       310       589        (558)        0         0          0
Gains on sales of investment, mortgage-backed
  securities and debt securities available for sale,
  net...............................................    2,292         0         0           0         0     5,869        810
Other...............................................    3,540     2,631    12,136       9,699     8,163     7,337      8,622
                                                      -------   -------   -------     -------   -------   -------   --------
Total non-interest income...........................    6,834     3,981    19,388      13,763    11,638    17,051     14,106
                                                      -------   -------   -------     -------   -------   -------   --------
Non-interest expenses...............................   14,515    11,875    51,160      42,085    43,533    46,817     65,164
                                                      -------   -------   -------     -------   -------   -------   --------
Income (loss) before income taxes and extraordinary
  items.............................................    7,851     6,727    28,437      26,497    23,171    24,493    (14,064)
Provision (benefit) for income taxes................    3,141     2,346    10,018       9,662     7,093     9,201     (4,841)
                                                      -------   -------   -------     -------   -------   -------   --------
Income (loss) before extraordinary items............    4,710     4,381    18,419      16,835    16,078    15,292     (9,223)
Extraordinary items net of taxes....................        0         0         0           0         0       756        660
                                                      -------   -------   -------     -------   -------   -------   --------
NET INCOME (LOSS)...................................    4,710     4,381    18,419      16,835    16,078    16,048     (8,563)
                                                      -------   -------   -------     -------   -------   -------   --------
Dividends on non-cumulative preferred stock paid by
  BFC escrow........................................        0         0         0           0       147       880        715
Dividends on non-cumulative preferred
  stock.............................................        0       220       677         880       733         0          0
Amounts classified as dividends on non-cumulative
  preferred stock redemption........................        0         0     1,353(A)        0         0         0          0
                                                      -------   -------   -------     -------   -------   -------   --------
Total dividends on non-cumulative preferred stock...        0       220     2,030         880       880       880        715
                                                      -------   -------   -------     -------   -------   -------   --------
NET INCOME (LOSS) AVAILABLE FOR COMMON SHARES.......  $ 4,710   $ 4,161   $16,389     $15,955   $15,198   $15,168   $ (9,278)
                                                      =======   =======   =======     =======   =======   =======   ========
NET INCOME (LOSS) PER COMMON AND COMMON EQUIVALENT
  SHARE:
Net income (loss) before extraordinary
  items.............................................  $  0.42   $  0.39   $  1.51(A)  $  1.52   $  1.61   $  1.97   $  (1.36)
Extraordinary items.................................     0.00      0.00      0.00        0.00      0.00      0.10       0.09
                                                      -------   -------   -------     -------   -------   -------   --------
Net income (loss)...................................  $  0.42   $  0.39   $  1.51(A)  $  1.52   $  1.61   $  2.07   $  (1.27)
                                                      =======   =======   =======     =======   =======   =======   ========
NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE
  ASSUMING FULL DILUTION:
Net income before extraordinary items...............  $  0.42   $  0.39   $  1.50(A)  $  1.52   $  1.60   $  1.70   $    N/A
Extraordinary items.................................     0.00      0.00      0.00        0.00      0.00      0.09        N/A
                                                      -------   -------   -------     -------   -------   -------   --------
Net income..........................................  $  0.42   $  0.39   $  1.50(A)  $  1.52   $  1.60   $  1.79   $    N/A
                                                      =======   =======   =======     =======   =======   =======   ========
BOOK VALUE PER COMMON SHARE.........................  $ 11.65   $ 10.85   $ 11.38     $  9.56   $  8.13   $  7.90   $   5.82
                                                      =======   =======   =======     =======   =======   =======   ========
TANGIBLE BOOK VALUE PER COMMON SHARE................  $ 10.70   $  9.58   $ 10.29     $  9.56   $  8.13   $  7.85   $   5.73
                                                      =======   =======   =======     =======   =======   =======   ========

- ---------------

(A) The excess of the redemption price above the recorded amount of preferred stock is considered a preferred stock dividend. The impact of the October 1995 preferred stock redemption for the year ended December 31, 1995 was a reduction of $0.13 and $0.12 for primary and fully diluted earnings per share, respectively.

                    SELECTED CONSOLIDATED FINANCIAL DATA OF
                   BANKATLANTIC BANCORP, INC. -- (CONTINUED)

                                AT OR FOR THE
                                THREE MONTHS                              AT OR FOR THE YEARS
                             ENDED MARCH 31,(1)                            ENDED DECEMBER 31,
                           -----------------------   --------------------------------------------------------------
                              1996         1995         1995         1994         1993         1992         1991
                           ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                            (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Total assets.............  $1,642,825   $1,757,126   $1,750,689   $1,539,653   $1,359,195   $1,303,071   $1,455,822
Loans receivable-net.....     863,348      698,320      828,630      546,396      485,956      556,662      728,515
Mortgage-backed
  securities held to
  maturity...............           0      628,155            0      573,913      443,249      349,531      460,780
Debt securities available
  for sale...............     559,775       70,285      691,803       53,969       83,116      137,963            0
Investment and trading
  account securities,
  net....................      40,537      194,816       49,856      211,776       97,701      120,424      109,076
Mortgage servicing
  rights.................      24,450       20,735       20,738       20,584       19,833        7,655        6,748
Cost over fair value of
  net assets acquired and
  other intangibles......      11,143       12,908       11,521            0            0            0            0
Deposits.................   1,323,229    1,214,958    1,300,377    1,085,782    1,076,360    1,108,115    1,255,513
Subordinated debentures,
  capital notes and note
  payable................      21,000        3,931       21,001            0            0        9,524       15,666
Advances from FHLB,
  federal funds purchased
  and securities sold
  under agreements to
  repurchase.............     107,366      375,027      269,222      311,879      149,435       87,632       94,332
Total stockholders'
  equity.................     136,819      110,187      120,561      105,520       90,652       66,165       50,997
PERFORMANCE RATIOS:
Net interest spread
  (during period)........        3.84%        3.47%        3.65%        4.07%        4.67%        4.60%        3.56%
Interest rate margin
  (during period)........        4.19         3.75         4.04         4.32         4.90         4.78         3.71
Average equity to average
  assets.................        6.86         6.40         6.66         6.86         5.85         4.07         3.51
Return on average
  equity.................       16.10        16.13        16.03        17.07        21.32        27.09       (16.36)
Return on average
  assets.................        1.10         1.03         1.07         1.17         1.25         1.10        (0.57)
Operating expenses as a
  percent of net interest
  income plus
  non-interest income....       62.28        63.24        61.07        59.37        62.03        60.22        94.94
ASSET QUALITY RATIOS:
Non-performing assets as
  a percent of:
Total loans, tax
  certificates and real
  estate owned...........        2.07         2.95         2.37         3.66         3.34         3.80         4.21
Total assets.............        1.17         1.30         1.23         1.51         1.47         2.07         2.52
Allowances for loan
  losses and tax
  certificates as a
  percent of
  non-performing
  assets.................       93.34       108.29        96.06        82.86        99.90        66.88        39.71
Net loan charge-offs as a
  percent of average
  outstanding loans......        0.58         0.10         0.45         0.59         0.56         0.60         2.23
RATIO OF EARNINGS TO
  FIXED CHARGES:
Including interest on
  deposits...............        1.49         1.42         1.43         1.63         1.63         1.43         0.85
Excluding interest on
  deposits...............        3.20         2.20         2.41         3.50         5.67         3.62         0.51

- ---------------

(1) Annualized where appropriate.

                           INVESTMENT CONSIDERATIONS

     An investment in the Debentures offered hereby involves a high degree of risk. In addition to the other information contained or incorporated by reference herein, the following factors should be considered carefully in evaluating the Company before purchasing the Debentures offered hereby.

SOURCES OF PAYMENTS TO HOLDERS OF DEBENTURES; ABILITY TO PAY DIVIDENDS; POSSIBLE ISSUANCE
OF ADDITIONAL SECURITIES

     Although the Company holds all of the outstanding capital stock of BankAtlantic, the Company is a legal entity separate and distinct from BankAtlantic. The ability of the Company to pay the interest on and principal of the Debentures and to pay dividends on any Class A Common Stock issued upon conversion of any Debentures will be significantly dependent on the ability of BankAtlantic to pay dividends to the Company in amounts sufficient to service the Company's obligations, including its obligation to pay interest semi-annually on its outstanding 9% Subordinated Debentures Due 2005 (the "9% Debentures") and to make any other payments with respect to securities issued by the Company in the future which are pari passu or have a preference over the Debentures or the Class A Common Stock, as applicable, with respect to the payment of principal, interest or dividends. There is no restriction on the ability of the Company to issue securities which are pari passu or have a preference over the Debentures or the Class A Common Stock nor is there any restriction on the ability of BankAtlantic to issue additional capital stock or incur additional indebtedness.

     BankAtlantic's ability to pay dividends or make other capital distributions to the Company is governed by OTS regulations and is based on BankAtlantic's regulatory capital levels and net income. Under these regulations, "capital distributions" are defined as cash dividends, payments by a savings association to repurchase or otherwise acquire its shares, payments to shareholders of another entity in a cash-out merger, and other distributions charged against capital. An institution that has regulatory capital that is at least equal to its fully phased-in capital requirements (both before and after giving effect to the distribution), and that has not been notified that it "is in need of more than normal supervision" is a Tier 1 association. Upon prior notice to, and non-objection by, the OTS, a Tier 1 association is permitted to make capital distributions during a calendar year of up to the greater of (i) 100% of net income for the current calendar year, plus 50% of its capital surplus ("surplus" being the amount of capital in excess of its fully phased-in capital requirements) or (ii) 75% of its net income over the most recent four quarters. Any additional capital distributions would require prior regulatory approval. As of March 31, 1996, BankAtlantic's capital exceeded its fully phased-in capital requirements by approximately $60.5 million and BankAtlantic qualified as a Tier 1 association under applicable OTS regulations. Additionally, all capital distributions of BankAtlantic are subject to the OTS' right to object to a distribution on safety and soundness grounds. There is no assurance, however, that BankAtlantic will remain a Tier 1 association or that it will be in a position to make capital distributions to the Company in an amount sufficient for the Company to service the Debentures, or to pay dividends on the Class A Common Stock issuable upon conversion of the Debentures. See "Regulation and Supervision -- Savings Institution Regulation -- Restrictions on Dividends and Other Capital Distributions."

SUBORDINATION

     The Debentures are subordinated to all Senior Indebtedness of the Company. Senior Indebtedness is generally defined as any indebtedness of the Company, whether existing on or created or incurred after the date of issuance of the Debentures, which is not expressly by its terms subordinate or pari passu in right of payment to the Debentures. The Debentures rank pari passu in right of payment to the Company's outstanding 9% Debentures. Only the capital stock of the Company is currently junior in right of payment to the Debentures. As of March 31, 1996, the Company had no Senior Indebtedness and had outstanding $21 million in principal amount of 9% Debentures ranking on a par with the Debentures. The Indenture does not limit the incurrence of additional indebtedness by the Company, including Senior Indebtedness, or of additional indebtedness by BankAtlantic or other subsidiaries.

     The Debentures will be obligations of the Company only, are not obligations of or deposits in BankAtlantic and are not insured by any government agency. Because the Company is a holding company, its rights and the rights of its creditors, including the holders of the Debentures, to participate in any distribution of the assets of BankAtlantic (either as a shareholder or as a creditor), upon a liquidation, reorganization or insolvency of BankAtlantic (and the consequent right of the holders of the Debentures to participate in those assets) will be subject to the claims of the creditors of BankAtlantic (including depositors in BankAtlantic). If the Company is a creditor of BankAtlantic, the claims of the Company would be subject to any prior security interest in the assets of BankAtlantic and any indebtedness of BankAtlantic senior to that of the Company.

LIMITED COVENANTS

     The covenants in the Indenture are limited and do not protect holders of Debentures in the event of a material adverse change in the Company's financial condition or results of operations. Additionally, as more fully described in "Description of the Debentures," payment of principal of the Debentures can only be accelerated upon a default in the payment of principal, premium, if any, or interest, a default in the performance of any of the covenants or agreements in the Indenture or upon certain events of bankruptcy, insolvency or reorganization of the Company. Neither the Debentures nor the Indenture contain any provisions which will restrict the Company from incurring, assuming or becoming liable with respect to any indebtedness or other obligations, whether secured or unsecured. Neither the Debentures nor the Indenture contain any financial ratios or specified levels of liquidity to which the Company must adhere. In addition, neither the Debentures nor the Indenture contain any provision which requires the Company to repurchase, redeem or modify the terms of the Debentures upon a change in control or other events involving the Company which may adversely affect the creditworthiness of the Debentures. Therefore, neither the covenants nor the other provisions of the Indenture should be a significant factor in evaluating whether the Company will be able to comply or will comply with its obligations under the Debentures. See "Description of the Debentures."

ABSENCE OF PUBLIC MARKET FOR DEBENTURES

     Prior to the Offering, there has been no public market for the Debentures. Although the Company has applied to have the Debentures approved for quotation on the Nasdaq SmallCap Market, there is no assurance that the Debentures will be approved for listing, that any active trading market therefor will develop, or, if any such market develops, that it will be sustained. Accordingly, holders of Debentures may experience difficulty in reselling them or may be unable to sell them at all. Additionally, since the prices of securities generally fluctuate, there can be no assurance that purchasers in this Offering will be able to sell the Debentures at or above the purchase price.

LIMITED TRADING MARKET FOR CLASS A COMMON STOCK

     The Debentures are convertible at any time prior to maturity, unless previously redeemed, into shares of Class A Common Stock of the Company. There is no assurance that an active trading market for the Class A Common Stock will be developed or sustained or that a holder of Class A Common Stock will have the ability to dispose of his shares in a liquid market. The Class A Common Stock was first issued by the Company and commenced trading on the Nasdaq National Market on March 11, 1996. There are currently outstanding 1,311,803 shares of Class A Common Stock. See "Market for Common Stock and Dividends".

     While the Class A Common Stock is entitled to receive at least 110% of the cash dividends declared and paid on the Class B Common Stock, there can be no assurance that the limited voting entitlement of the Class A Common Stock will not have an adverse effect on its marketability or market price and no assurance can be given that the Class A Common Stock and the Class B Common Stock will trade at the same price or even within a narrow range of prices.

LACK OF VOTING RIGHTS OF CLASS A COMMON STOCK; VOTING CONTROL

     Holders of the Class B Common Stock currently possess all voting power of the Company. Holders of the Class A Common Stock will have no right to vote in connection with the election of the directors of the Company or any other matter except as provided by Florida law. BFC, which currently owns 4,876,124 shares or approximately 46% of the Company's issued and outstanding Class B Common Stock, is in a position to significantly influence the policies and management of the Company and effectively elect a majority of the Company's Board of Directors. Additionally, Alan B. Levan, the Chairman of the Board and Chief Executive Officer of the Company and BankAtlantic and John E. Abdo, a director of the Company and the Vice-chairman of the Board and Chairman of the Executive Committee of BankAtlantic, beneficially own approximately 46% and 17% of the shares of BFC, respectively.

LOAN PORTFOLIO CONSIDERATIONS

     Loans receivable, net at BankAtlantic increased by approximately $317 million or 58% at March 31, 1996, from December 31, 1994. While substantially all components of lending increased in 1995 and the first quarter of 1996, much of this loan growth occurred in commercial real estate, construction and consumer loans and includes approximately $114 million of loans acquired in connection with the MegaBank acquisition. As a result of this recent loan growth, a significant portion of BankAtlantic's total loan portfolio may be considered unseasoned and, therefore, specific payment and loss experience for this portion of the portfolio has not yet been established. In addition, with respect to development and construction loans, the underlying real estate projects may be in the early stages of development. Further, these loans are concentrated in Broward, Dade and Palm Beach Counties, Florida. As a result, a decline in the desirability of these counties as destinations for "in migration" or vacations, as well as the general economic conditions in these counties could have a material adverse effect on BankAtlantic's financial condition and results of operations. See "Business-Lending Activities."

     BankAtlantic also makes various types of secured and unsecured consumer loans and commercial business loans, including indirect automobile loans. Included in the total amount of consumer loans at March 31, 1996 is approximately $51.6 million of automobile loans made indirectly through two dealers located in Dade County, Florida. A determination was made during the first quarter of 1996 to temporarily decrease the production of indirect automobile loans pending the integration of newly hired automobile lending personnel. Indirect auto loans have greater credit risk than direct consumer loans. See "Business-Lending Activities -- Consumer Loans." Consumer and commercial business loans generally involve more credit risk than residential mortgage loans because of the higher potential of defaults and the difficulties involved in disposing of the collateral, if any.

RISKS ASSOCIATED WITH INTEGRATION OF PENDING ACQUISITION

     BankAtlantic historically has made only one acquisition, which was the acquisition of MegaBank in February 1995. BNA is three times the size of MegaBank and it is currently anticipated that closing of the BNA acquisition will occur in October 1996. As disclosed herein, BankAtlantic has entered into an agreement with a third party for data processing services. The conversion to the new data processing system is also anticipated to be completed in the fourth quarter of 1996. BankAtlantic's results of operations will be impacted by how quickly and successfully the data processing conversion is effected and BNA's operations are integrated into BankAtlantic's ongoing business.

RISKS ASSOCIATED WITH A PARTICULAR CONSUMER LOAN PORTFOLIO

     From 1987 through 1990, BankAtlantic purchased in excess of $50 million of indirect home improvement loans from certain dealers, primarily in the Northeast United States (the "Subject Portfolio"). Questions arose with respect to the procedures utilized in connection with the origination and underwriting of the Subject Portfolio which suggested that the dealers, certain home improvement contractors and borrowers, together with certain former employees of BankAtlantic, engaged in practices intended to defraud BankAtlantic. BankAtlantic promptly notified appropriate regulatory and law enforcement agencies as well as its fidelity bond carrier. In October 1992, BankAtlantic and the fidelity bond carrier entered into a Covenant Not to Execute (the "Covenant"). Pursuant to the Covenant, BankAtlantic continued to pursue its litigation against the carrier but agreed to limit execution on any judgment obtained against the carrier to $18 million and, in the event that amounts are recovered from third party wrongdoers, BankAtlantic will receive additional amounts recovered up to an aggregate of $22 million. Pursuant to the Covenant, the carrier reimbursed

BankAtlantic for certain losses and expenses associated with the Subject Portfolio, up to the maximum amount of $18 million under the Covenant, on a quarterly basis. In May 1995, the carrier made its last payment to BankAtlantic under the Covenant. Accordingly, no funds remain available for reimbursement from the carrier pursuant to the Covenant.

     Three actions have been filed, two in New Jersey and one in New York, relating to the Subject Portfolio. One of the New Jersey actions was brought on behalf of the State of New Jersey and the others purport to be class actions on behalf of named and unnamed plaintiffs that may have obtained loans from dealers who subsequently sold the loans to financial institutions including BankAtlantic. Each of the New Jersey actions seek civil remedies against certain contractors and a named dealer and also seeks to cancel or modify certain mortgage loans. Although BankAtlantic was not a named party in the State of New Jersey action, it sought to protect its interest in certain loans and entered into an Alternative Dispute Resolution Agreement (the "ADR") with the State of New Jersey. The ADR established procedures for determining whether certain consumers were entitled to relief under the terms of their loans. Pursuant to the ADR, BankAtlantic offered relief to certain consumers in the form of reduced future interest rates, or reductions or forgiveness of principal. As part of the ADR, the State of New Jersey agreed not to seek rescission of any of the mortgage loans held by BankAtlantic. The ADR was completed in May 1995 and BankAtlantic obtained a release from the State of New Jersey for any claims relating to the mortgage loans. The second New Jersey action was commenced immediately after completion of the ADR. The New York and New Jersey actions, which were brought against over 25 parties, including BankAtlantic, purport to be class actions on behalf of named and unnamed plaintiffs that may have obtained loans from dealers who subsequently sold the loans to financial institutions including BankAtlantic. Both the remaining New Jersey action and the New York action seek, among other things, rescission of the loan agreements and damages. In November 1995, the court in the second New Jersey action entered an order dismissing the complaint as against BankAtlantic and plaintiffs appealed this ruling. In January 1996, the appellate court reversed the trial court's dismissal of the action and remanded the case back to the trial court to determine whether the action may be maintained as a class action. The reversal was without prejudice to BankAtlantic's right to renew its motion after the trial court has made a determination as to the plaintiff's ability to maintain this case as a class action. In October 1995, the court in the New York action preliminarily approved a settlement proposed by the parties pursuant to which members of the class who timely file a proof of claim would be entitled to relief in the form of reduced future interest rates and reductions of principal. The settlement, as presently structured, will have no significant impact on the Company's financial condition or results of operations.

     The balance of the loans in the Subject Portfolio was $13.0 million at March 31, 1996. While management believes that established reserves will be adequate to cover any additional losses which BankAtlantic may incur from the Subject Portfolio or the above described litigation, there is no assurance that this will be the case. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

POTENTIAL IMPACT OF CHANGES IN INTEREST RATES

     BankAtlantic's profitability is dependent to a large extent on its net interest income, which is the difference between its interest income on interest-earning assets and its interest expense on interest-bearing liabilities. BankAtlantic, like most financial institutions, is affected by changes in general interest rate levels, which are currently at relatively low levels, and by other economic factors beyond its control. Interest rate risk arises from mismatches (i.e., the interest sensitivity gap) between the dollar amount of repricing or maturing assets and liabilities, and is measured in terms of the ratio of the interest rate sensitivity gap to total assets. More assets repricing or maturing than liabilities over a given time frame is considered asset-sensitive and is reflected as a positive gap, and more liabilities repricing or maturing than assets over a given time frame is considered liability-sensitive and is reflected as a negative gap. An asset-sensitive position (i.e., a positive gap) will generally enhance earnings in a rising interest rate environment and will negatively impact earnings in a falling interest rate environment, while a liability-sensitive position (i.e., a negative gap) will generally enhance earnings in a falling interest rate environment and negatively impact earnings in a rising interest rate environment. Fluctuations in interest rates are not predictable or controllable. BankAtlantic has attempted to structure its asset and liability management strategies to mitigate the impact on net interest income of changes in market interest rates. At March 31, 1996, BankAtlantic had a one year cumulative positive gap of 1.80%. This positive one year gap position may, as noted above, have a negative impact on earnings in a falling interest rate environment. See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Interest Rate Sensitivity."

REGULATORY OVERSIGHT

     BankAtlantic is subject to extensive regulation, supervision and examination by the OTS as its chartering authority and primary federal regulator, and by the FDIC, which insures its deposits up to applicable limits. BankAtlantic is a member of the FHLB of Atlanta and is subject to certain limited regulation by the Federal Reserve Board. As the holding company of BankAtlantic, the Company is also subject to regulation and oversight by the OTS. See "Regulation and Supervision." Such regulation and supervision governs the activities in which an institution may engage and is intended primarily for the protection of the FDIC insurance funds and depositors. Regulatory authorities have been granted extensive discretion in connection with their supervisory and enforcement activities and regulations have been implemented which have increased capital requirements, increased insurance premiums and have resulted in increased administrative, professional and compensation expenses. Any change in the regulatory structure or the applicable statutes or regulations could have a material impact on the Company and BankAtlantic and their operations. See "Regulation and Supervision." Additional legislation and regulations may be enacted or adopted in the future which could significantly affect the powers, authority and operations of BankAtlantic and which could have a material adverse effect on BankAtlantic's operations. See "Regulation and Supervision -- Legislative Developments."

IMPACT OF DISPARITY IN DEPOSIT INSURANCE PREMIUMS; RECAPITALIZATION OF SAIF AND ASSOCIATED
REGULATORY ISSUES

     The FDIC reduced the premiums applicable to BIF deposits, effective January 1, 1996, to range from a minimum flat fee of $2,000 to a maximum assessment of 27 basis points. Under the new assessment rate schedule, approximately 92% of BIF members will pay only the minimum fee while SAIF members retain the existing assessment rate schedule of 23 to 31 basis points. At March 31, 1996, BankAtlantic had approximately $135 million of deposits subject to BIF premiums and $1.2 billion subject to SAIF premiums.

     The disparity in insurance premiums between those required for financial institutions with all or primarily SAIF insured deposits and those with all or primarily BIF deposits generally allows BIF members to attract and retain deposits at a lower effective cost. The resulting competitive disadvantage could also result in BankAtlantic having to raise its deposit rates to remain competitive or lose deposits to BIF members who may decide to pay higher rates of interest on deposits because of the lower deposit insurance premiums. Although BankAtlantic has other sources of funds, such sources may be more costly than the cost of deposits. See "Regulation -- Insurance of Accounts."

     Several alternatives to mitigate the effect of the BIF/SAIF premium disparity have recently been proposed by the U.S. Congress, federal regulators, industry lobbyists and the Clinton Administration. One plan to recapitalize the SAIF that has gained support of several sponsors would require all SAIF member institutions, including BankAtlantic, to pay a one-time fee of approximately 85 basis points on the amount of SAIF-insured deposits held by the member institution at March 31, 1995. This fee would amount to approximately $6.1 million on an after tax basis to BankAtlantic and, if this proposal is enacted into law, the effect most likely would be an immediate charge to earnings. In addition, BNA is also subject to the proposed one-time fee since its deposits are SAIF-insured deposits; however, management anticipates that the assessment on BNA's deposits would be reduced by 20% based on BNA's status as a "de novo sasser bank" as defined in the proposed legislation. Based on current proposals, the fee associated with BNA's SAIF-insured deposits would amount to approximately $1.8 million on an after tax basis. The Company is unable to predict whether this proposal or any similar proposal will be enacted or whether ongoing SAIF premiums will be reduced to a level equal to that of BIF premiums. See "Regulation and Supervision."

     The Company has been considering converting BankAtlantic's charter to that of a commercial bank. If BankAtlantic's charter were to be converted, the impact to the Consolidated Statement of Operations under current regulations would be a charge to income of approximately $3.2 million relating to the recapture of the bad debt deduction for Federal income tax purposes. The Company is not presently pursuing a conversion of BankAtlantic's charter since it is awaiting the outcome of the legislative proposals relating to the disparity of the BIF/SAIF premiums, which include a consideration of the treatment of the recapture of the bad debt deduction as well as the possible consolidation of bank and thrift charters. Even if BankAtlantic's charter was converted to that of a commercial bank, under current regulations BankAtlantic's current SAIF deposits would remain subject to SAIF assessments unless BankAtlantic paid significant entrance and exit fees and assessments.

COMPETITION

     The Company competes with various types of financial institutions, including other savings institutions, commercial banks, finance companies, mortgage banking companies, money market funds and credit unions, many of which have substantially greater financial resources than the Company and, in some cases, operate under fewer regulatory constraints. See
"Business -- Competition." See "Regulation and Supervision -- Legislative Developments" for a discussion of recently enacted legislation that could result in increased competition from bank holding companies headquartered outside of Florida and see "Business -- Competition" and "Regulation and
Supervision -- Insurance of Accounts" for a discussion of the potential impact of the disparity between the insurance premiums paid by BankAtlantic and those paid by institutions whose deposits are insured by BIF.

                                  THE COMPANY

     The Company is the holding company for BankAtlantic, the largest independent financial institution, based on asset size, headquartered in Broward County, Florida. BankAtlantic reorganized into a holding company form in 1994 based on the belief that the holding company form would provide BankAtlantic greater financial and operating flexibility, including increased access to the capital markets for offerings such as the offering being made herein. Capital raised by the Company may be used to fund activities and transactions at the Company level or may be contributed to BankAtlantic to fund acquisitions or support growth. See "Use of Proceeds". The Company's activities to date have consisted solely of activities incident to its ownership of BankAtlantic. Accordingly, the business of the Company is the business of BankAtlantic and its subsidiaries.

     The principal executive offices of the Company are located at 1750 East Sunrise Boulevard, Fort Lauderdale, Florida, 33304, and its telephone number is
(954) 760-5000.

                                  BANKATLANTIC

     BankAtlantic commenced operations in 1952 as Atlantic Federal Savings and Loan Association of Fort Lauderdale, a federal mutual savings and loan association. In December 1983, BankAtlantic converted from a mutual to a stock association. From 1952 through 1986 BankAtlantic operated as a traditional savings and loan. Upon assumption of control by BFC in 1987, BankAtlantic adopted a federal savings bank charter and changed its name to BankAtlantic, A Federal Savings Bank. The principal business of BankAtlantic has been attracting checking and savings deposits from the public and general business customers and using these deposits to originate commercial real estate and business loans, residential real estate loans and consumer loans, and to make other permitted investments such as the purchase of mortgage-backed securities and other investment securities. BankAtlantic operates through 46 branch offices primarily located in Dade, Broward and Palm Beach Counties in South Florida. As reported by an independent statistical reporting service, BankAtlantic is currently the largest independent financial institution headquartered in Broward County, Florida and third in size among all savings institutions headquartered in the State of Florida, based on consolidated assets at December 31, 1995, the most recent date utilized by such reporting service. Based on such published information, if the previously announced acquisitions of financial institutions in the State of Florida which are currently pending had been consummated at December 31, 1995, including BankAtlantic's acquisition of BNAB, the Company would have been the second largest independent depository institution headquartered in Florida on that date. Further, based on published information as of June 30, 1995, the Company's market share of deposits in Broward County would have increased from approximately 3.95% to 5.64%. The rapid pace of consolidation among Florida's depository institutions has transformed many local competitors into out-of-state competitors with, in many cases, remote decision making on larger loans. Many customers feel more comfortable dealing with community based institutions. BankAtlantic considers itself to be a community bank, able to compete against regional and super regional institutions by offering personalized service and fast decision making capabilities.

     Prior to BFC's assumption of control, BankAtlantic had a low capital base, high cost time deposits and borrowings, low levels of fee income, no ATMs, no drive through operations, outdated computer systems and a loan portfolio unresponsive to changes in market interest rates because it consisted primarily of long term, fixed rate residential real estate loans. Based on industry wide problems and BankAtlantic's structure, management concluded that a new direction and focus was required in order for BankAtlantic to survive and prosper in the changing economic and regulatory climate.

     Management embarked upon a strategy to shift BankAtlantic's traditional thrift activities to activities more closely related to commercial banking activities. This strategy included changing the deposit mix to increase the relative amount of transaction accounts versus time deposits and providing a full range of banking services to its customers. Management's efforts focused on reducing BankAtlantic's dependence on higher rate certificates of deposit by attracting lower cost and non-interest bearing transaction accounts. At March 31, 1996, 48% of BankAtlantic's deposits constituted transaction accounts and approximately 52% were time deposits. Fee income associated specifically with transaction accounts increased from $4.9 million at December 31, 1991 to approximately $7.0 million during 1995. Fee income was further increased through management's efforts to offer commercial banking services, add ATMs and expand existing sources of non-interest income, such as servicing residential mortgage loans for others.

     BankAtlantic's strategy also included a change in the make-up of BankAtlantic's loan portfolio emphasizing types of loans having variable rates and terms shorter than fixed rate residential real estate mortgage loans, such as commercial business and real estate loans (including commercial construction loans), which are generally higher yielding, have shorter terms and typically have adjustable interest rates. Since December 31, 1991, such loans have increased from approximately $221 million or 29% of gross loans to approximately $573 million or 58% of gross loans at March 31, 1996.

     As part of its growth plan and in an effort to increase its market presence in Dade County, BankAtlantic acquired MegaBank, a Miami-based commercial bank, for approximately $21 million in cash in February 1995. MegaBank had assets of approximately $152 million at December 31, 1994. The MegaBank acquisition added approximately $120.2 million in deposits, $116.4 million in loans and 5 branches to BankAtlantic's existing branch network. The acquisition of MegaBank was accounted for as a purchase and gave rise to goodwill of approximately $12 million which is being amortized over a 10 year period. The financial information included herein reflects the results of MegaBank since February 1, 1995. BankAtlantic has expanded by establishing additional customer service facilities, including drive-through facilities, ATMs and branch offices. Since 1987, BankAtlantic has added 21 drive-through facilities, 215 ATMs (including 10 located on cruise ships) and has relocated and consolidated branches and opened new full-service branches, including 6 in 1995. Seven of BankAtlantic's branches are located in Wal-Mart Stores Super Centers. The Company and BankAtlantic intend to continue the policy of controlled growth through additional branches, ATMs and, when available on attractive terms, through acquisitions. As discussed herein, BankAtlantic has entered into an agreement to acquire BNAB. BankAtlantic also anticipates opening several additional branches and increasing the number of ATMs in its network in 1996 and 1997.

     Management continues to pursue an operating strategy of (i) emphasizing commercial real estate, business and consumer loans; (ii) focusing on non-interest income; (iii) promoting transaction accounts and (iv) enhancing market penetration through de novo branching and acquisitions. While pursuing this strategy, management remains committed to maintaining asset quality, managing interest rate risk and enhancing profitability.

                  PENDING ACQUISITION OF BANK OF NORTH AMERICA

GENERAL

     In an effort to enhance BankAtlantic's presence in Broward County, its primary market, BankAtlantic has entered into an agreement with the sole shareholder of BNAB to purchase BNAB, the holding company for BNA, a Florida chartered bank, for a purchase price of $54 million, subject to adjustment as described below. Management believes that the acquisition will substantially increase BankAtlantic's market share in Broward County, will allow the Company to recognize the economies associated with an in-market acquisition and will enable BankAtlantic to compete more effectively with larger financial institutions located in this area.

BNA

     BNA began operations on June 15, 1990 through an agreement with the FDIC for the acquisition of certain assets and the assumption of deposits and liabilities of Bank M, an insolvent financial institution in Miami, Florida. Subsequent to the initial acquisition, BNA entered into additional transactions with the FDIC and the Resolution Trust Corporation (the "RTC") which resulted in the assumption of deposits from four additional insolvent financial institutions.

     At March 31, 1996, BNAB had total assets of approximately $560 million, approximately $490 million of deposits (all of which are insured by SAIF), $395 million in loans and 13 branches (with 11 located in Broward County, one in Dade County and one in Palm Beach County). For the year ended December 31, 1995, BNAB's net income was approximately $2.2 million.

REASONS FOR THE ACQUISITION

     BankAtlantic believes that this "in market" acquisition offers considerable consolidation opportunities as well as benefits resulting from an increase of its customer base in a manner which BankAtlantic believes is less expensive than de novo branching. All BNA branches are in close proximity to BankAtlantic branches. It is currently anticipated that a significant number of these locations will be consolidated, although it has not yet been determined which locations will remain open.

     BNA's loan operations resemble BankAtlantic's current loan operations. BNA currently offers the following types of loans: residential, residential construction, commercial real estate and business, and consumer (direct and indirect). BankAtlantic also currently offers these types of loans although BankAtlantic has placed greater emphasis on the origination of commercial real estate loans. BankAtlantic currently anticipates that it will continue offering all of BNA's loan products. An integral part of BankAtlantic's business strategy after the acquisition will be to expand the commercial business and real estate loan areas by combining BNA's existing strong customer base with BankAtlantic's real estate expertise and greater lending capacity.

     BankAtlantic's deposit products are also similar to those offered by BNA, and at March 31, 1996 BankAtlantic's deposit mix (transaction accounts 48%, certificate accounts 52%) closely resembled BNA's deposit mix (transaction accounts 43%, certificate accounts 57%). Since both entities have used similar liability pricing strategies, significant deposit runoff is not anticipated. Further, BankAtlantic intends to continue operations within the communities where BNA's existing 13 branches are located and, accordingly, this should promote customer retention. BankAtlantic believes that its extensive branch network and wide range of banking products will not only preserve relationships with BNA's existing customers but will also enhance those relationships and provide opportunities to cross sell additional services.

THE PURCHASE AGREEMENT

     The acquisition will be made pursuant to the terms and conditions of the BNAB Purchase Agreement for a purchase price of approximately $54 million in cash. The purchase price to be paid by BankAtlantic for BNA has been initially set at $54 million, but is subject to adjustment based upon the deviation of the adjusted net worth of BNAB from $37.4 million (the "Target Amount"), which amount is approximately equal to BNAB's unaudited GAAP net worth at March 31, 1996. The purchase price will, except as noted below, initially be adjusted on a dollar for dollar basis to reflect the variance of the adjusted net worth of BNAB (as defined in the BNAB Purchase Agreement), as of the last day of the month immediately preceding the date of the acquisition, from the Target Amount. If the Target Amount exceeds the adjusted net worth of BNAB by more than $2 million, the initial reduction in purchase price will nonetheless be limited to $2 million. In such event, BankAtlantic has the option either (i) to proceed with the acquisition, thereby accepting the $2 million initial reduction to the purchase price or (ii) to terminate the transaction. The adjusted net worth of BNAB includes upward adjustments for, among other things, (i) any special SAIF or similar one-time assessment paid or accrued by BNAB, (ii) any amounts required to be recorded by BNAB as an allowance for loan losses in accordance with the BNAB Purchase Agreement, (iii) certain transaction costs as specified in the BNAB Purchase Agreement and (iv) certain losses and write-offs. After any initial adjustment to the purchase price based upon adjusted net worth as described above, the purchase price will be reduced by (i) certain transaction costs, including severance costs and bonuses, as specified in the BNAB Purchase Agreement and (ii) losses on certain assets, and such adjustments are not subject to the $2 million limitation. For purposes of determining BNAB's adjusted net worth and the other adjustments discussed above, appropriate income tax adjustments will be made.

     The acquisition of BNAB and BNA is expected to be completed in the fourth quarter of 1996, but is subject to certain conditions, including the receipt of all required regulatory approvals and that the adjusted net worth of BNAB exceed $35.4 million. BNAB has agreed to cause BNA to comply with certain operational limitations and requirements pending the closing of the acquisition, including that the Bank operate its business in the ordinary course in substantially the same manner as BNA conducted its business up to the date of the BNAB Purchase Agreement and in a manner consistent with market conditions and past practice. Further, the BNAB Purchase Agreement may be terminated and the acquisition abandoned if, among other events, either BankAtlantic or BNAB or BNA experiences a material adverse change in its business, financial condition, results of operations (subject to certain exceptions specified in the BNAB Purchase Agreement), assets or liabilities or the acquisition is not consummated by February 15, 1997. Accordingly, there is no assurance that the transaction will be consummated. See "Pro Forma Combined Financial Data".

     Funds for the acquisition will be obtained from one or more sources, including operations, traditional borrowings, repayments of loans, liquidation of investments or contributions to BankAtlantic of the proceeds of this offering. However, the acquisition of BNAB is not conditioned upon or dependent upon successful completion of this Offering.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Debentures offered hereby are estimated to be approximately $47.7 million ($54.85 million if the Underwriter's over-allotment option is exercised in full) after deduction of the underwriting discount and estimated expenses.

     The Company intends to contribute the majority of the net proceeds of this Offering to the capital of BankAtlantic where it will be used for general corporate purposes including working capital and for financing possible future acquisitions. Such proceeds may be used in financing the acquisition of BNAB discussed herein, however, such acquisition is not dependent upon nor conditioned upon the consummation of the Offering. See "Pending Acquisition of Bank of North America". Any net proceeds retained by the Company will be used for general corporate purposes.

                     MARKET FOR COMMON STOCK AND DIVIDENDS

     The Company's Class B Common Stock is quoted on the Nasdaq National Market under the symbol "BANC" and the Company's Class A Common Stock is quoted on the Nasdaq National Market under the symbol "BANCA". On May 29, 1996 there were approximately 105 record holders of the Class A Common Stock and 1,311,803 shares issued and outstanding and 590 record holders of the Class B Common Stock and 10,625,266 shares issues and outstanding.

     The following table sets forth, for the periods indicated, the high and low closing sale prices of the Class A Common Stock and the Class B Common Stock as reported by the Nasdaq National Market, as adjusted to reflect the 25% stock dividends issued on July 19, 1995 and February 1, 1996 to holders of the Class B Common Stock.

                                                            CLASS B COMMON        CLASS A COMMON
                                                             STOCK PRICE           STOCK PRICE
                                                            --------------        --------------
                                                            HIGH       LOW        HIGH       LOW
                                                            ----       ---        ----       ---
Fiscal year ending December 31, 1996......................
  First Quarter...........................................  $15 3/8    $12 5/8     $15 1/2   $15
  Second Quarter through May 29, 1996.....................   16         14 1/8      15 1/2    14 1/2
Fiscal year ended December 31, 1995.......................   16          9 5/8     N/A       N/A
  First Quarter...........................................   10 1/2      9 5/8     N/A       N/A
  Second Quarter..........................................   11 11/16    9 1/4     N/A       N/A
  Third Quarter...........................................   15 5/8     11 3/16    N/A       N/A
  Fourth Quarter..........................................   16         14 3/16    N/A       N/A
Fiscal year ended December 31, 1994.......................   10 13/16    7 11/16   N/A       N/A
  First Quarter...........................................    9 3/8      7 11/16   N/A       N/A
  Second Quarter..........................................   10 11/16    8 3/16    N/A       N/A
  Third Quarter...........................................   10 11/16    8 5/8     N/A       N/A
  Fourth Quarter..........................................   10 13/16    8 13/16   N/A       N/A

     On May 29, 1996, the last sale price of the Class A Common Stock and Class B Common Stock as reported by the Nasdaq National Market was $14.50 and $14.375 per share, respectively.

     The Company has paid regular quarterly cash dividends on the Class B Common Stock since its formation in 1994 and paid a quarterly cash dividend on the Class A Common Stock since its initial issuance in March 1996. Prior to 1994, BankAtlantic had paid regular quarterly cash dividends on its common stock since August 1993. Prior to August 1993, BankAtlantic had not paid any regular dividend on its common stock. The per share amount of cash dividends declared and paid by the Company for each quarter for the fiscal years ended December 31, 1994 and 1995 and the first quarter of 1996 are as follows:

                                                   CASH DIVIDENDS PER        CASH DIVIDENDS PER
                                                          SHARE                     SHARE
                                                 OF CLASS B COMMON STOCK   OF CLASS A COMMON STOCK
                                                 -----------------------   -----------------------
    Fiscal Year Ended December 31, 1996
      First Quarter............................          $0.0440                   $0.0506
    Fiscal Year Ended December 31, 1995
      First Quarter............................           0.0392                       N/A
      Second Quarter...........................           0.0392
      Third Quarter............................           0.0440
      Fourth Quarter...........................           0.0440
    Fiscal Year Ended December 31, 1994
      First Quarter............................           0.0384                       N/A
      Second Quarter...........................           0.0384
      Third Quarter............................           0.0392
      Fourth Quarter...........................           0.0392

     The Company intends to continue to declare regular quarterly cash dividends on the Class A Common Stock and the Class B Common Stock. The Class A Common Stock is entitled to receive cash dividends equal to at least 110% of any cash dividends declared and paid on the Class B Common Stock. The declaration and payment of dividends will depend upon, among other things, the results of operations, financial condition and cash requirements of the Company and on the ability of BankAtlantic to pay dividends or otherwise advance funds to the Company, which in turn is subject to OTS regulations and is based upon BankAtlantic's regulatory capital levels and net income.

                                 CAPITALIZATION

     The following table sets forth the consolidated historical capitalization, including deposits, of the Company at March 31, 1996 and as adjusted (i) to reflect the sale of the Debentures in this Offering and the estimated net proceeds therefrom, (ii) on a pro forma basis after giving effect to the acquisition of BNAB and (iii) on a pro forma basis to reflect both the sale of Debentures in this Offering and the estimated net proceeds therefrom and the acquisition of BNAB. The information set forth below should be read in conjunction with the Consolidated Financial Statements of BankAtlantic included elsewhere in this Prospectus, including the pro forma information below, which should be read in conjunction with Pro Forma Combined Financial Data.

                                                                   MARCH 31, 1996
                                                  -------------------------------------------------
                                                                   AS          PRO          PRO
                                                    ACTUAL     ADJUSTED(3)   FORMA(4)    FORMA(3)(4)
                                                  ----------   ----------   ----------   ----------
                                                               (DOLLARS IN THOUSANDS)
Deposits and borrowings:
  Deposits......................................  $1,323,229   $1,323,229   $1,815,361   $1,815,361
  Advances from FHLB............................      63,485       63,366       83,612       83,612
  Securities sold under agreements to
     repurchase.................................      43,881            0       44,870          870
  Subordinated debentures.......................      21,000       71,000       21,000       71,000
                                                  ----------   ----------   ----------   ----------
          Total deposits and borrowings.........  $1,451,595   $1,457,595   $1,964,843   $1,970,843
                                                   =========    =========    =========    =========
Stockholders' equity:
  Common Stock, $0.01 par value, 45,000,000
     shares authorized all series:
     Class A Common Stock, 30,000,000 shares
       authorized, 1,150,000 shares issued and
       outstanding(2)...........................  $       11   $       11   $       11   $       11
     Class B Common Stock, 15,000,000 shares
       authorized, 10,592,999 shares and
       10,592,999 shares issued and
       outstanding(1)...........................         106          106          106          106
Additional paid in capital......................      64,685       64,685       64,685       64,685
Retained earnings...............................      70,003       70,003       70,003       70,003
Net unrealized appreciation on debt securities
  available for sale -- net of deferred income
  taxes.........................................       2,014        2,014        2,014        2,014
                                                  ----------   ----------   ----------   ----------
          Total stockholders' equity............  $  136,819   $  136,819   $  136,819   $  136,819
                                                   =========    =========    =========    =========

- ---------------

(1) Does not include 1,251,921 shares of Class B Common Stock issuable upon exercise of stock options outstanding at March 31, 1996, of which 399,457 are currently exercisable.
(2) Does not include 161,803 shares of Class A Common Stock issued pursuant to the exercise of an overallotment option subsequent to March 31, 1996.
(3) After giving effect to the anticipated net proceeds of this Offering totaling approximately $47.7 million and assuming for purposes of the presentation that $44 million will be contributed by the Company to BankAtlantic where it will be used to reduce short-term borrowings and FHLB advances.
(4) After giving effect to the acquisition of BNAB. See "Pro Forma Combined Financial Data".

RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the Company's historical and as adjusted ratio of earnings to fixed charges for the three months ended March 31, 1996 and for the year ended December 31, 1995. The as adjusted ratio of earnings to fixed charges is presented as if the consummation of the offering of the Debentures had occurred on January 1, 1995 or January 1, 1996. Earnings used in computing the ratios shown consist of earnings from continuing operations before taxes, interest expense and non-cumulative preferred stock dividends. Fixed charges represent all interest expense (ratios are presented both excluding and including interest on deposits) and the portion of rental expense considered to be representative of interest. Interest expense (other than on deposits) includes interest on long-term obligations, FHLB borrowings, securities sold under agreements to repurchase and other funds borrowed. For each 1/2 of 1% change in the interest rate on the Debentures being offered hereby, interest expense would change by $250,000 on an annualized basis and as adjusted ratio of earnings to fixed charges would change by a maximum of 0.03.

                                                   FOR THE THREE MONTHS ENDED       FOR THE YEAR ENDED
                                                         MARCH 31, 1996             DECEMBER 31, 1995
                                                   --------------------------   --------------------------
                                                   HISTORICAL     AS ADJUSTED   HISTORICAL     AS ADJUSTED
                                                   ----------     -----------   ----------     -----------
Excluding interest on deposits...................     3.20            2.97         2.41            2.34
Including interest on deposits...................     1.49            1.46         1.43            1.41

                    SELECTED CONSOLIDATED FINANCIAL DATA OF
                           BANKATLANTIC BANCORP, INC.

     The Selected Consolidated Financial Data presented below has been derived from the unaudited and audited Consolidated Financial Statements of the Company and are qualified in their entirety by reference to the more detailed Consolidated Financial Statements and Independent Auditors Report included elsewhere within. Where appropriate, amounts and percentages have been adjusted for the January 1996 and July 1995 five for four common stock splits effected in the form of 25% stock dividends, issued February 1, 1996 and July 19, 1995, respectively.

                                       AT MARCH                           AT DECEMBER 31,
                                         31,       --------------------------------------------------------------
                                         1996         1995         1994         1993         1992         1991
                                      ----------   ----------   ----------   ----------   ----------   ----------
                                                           (IN THOUSANDS, EXCEPT SHARE DATA)
STATEMENT OF FINANCIAL CONDITION:
Total assets........................  $1,642,825   $1,750,689   $1,539,653   $1,359,195   $1,303,071   $1,455,822
Loans receivable -- net.............     863,348      828,630      546,396      485,956      556,662      728,515
Mortgage-backed securities held to
  maturity..........................           0            0      573,913      443,249      349,531      460,780
Debt securities available for
  sale..............................     559,775      691,803       53,969       83,116      137,963            0
Investment and trading account
  securities, net(1)................      40,537       49,856      211,776       97,701      120,424      109,076
Mortgage servicing rights...........      24,450       20,738       20,584       19,833        7,655        6,748
Cost over fair value of net assets
  acquired and other intangibles....      11,143       11,521            0            0            0            0
Deposits............................   1,323,229    1,300,377    1,085,782    1,076,360    1,108,115    1,255,513
Subordinated debentures, capital
  notes and note payable............      21,000       21,001            0            0        9,524       15,666
Advances from FHLB, federal funds
  purchased and securities sold
  under agreements to repurchase....     107,366      269,222      311,879      149,435       87,632       94,332
Total stockholders' equity..........     136,819      120,561      105,520       90,652       66,165       50,997

- ---------------

(1) Excludes FHLB stock. Includes interest-bearing deposits in other banks, and securities purchased under agreement to resell. Excludes $109.9 million of banker's acceptances in 1993, and includes trading account securities of $9.1 million in 1994.

                    SELECTED CONSOLIDATED FINANCIAL DATA OF
                   BANKATLANTIC BANCORP, INC. -- (CONTINUED)

                                          AT OR FOR THE
                                              THREE
                                        MONTHS ENDED MARCH
                                               31,                   AT OR FOR THE YEARS ENDED DECEMBER 31,
                                        ------------------     ---------------------------------------------------
                                         1996       1995         1995       1994      1993       1992       1991
                                        -------    -------     --------    -------   -------   --------   --------
                                                           (IN THOUSANDS EXCEPT PER SHARE DATA)
OPERATING RESULTS:
Total interest income................   $32,092    $30,452     $130,077    $98,549   $94,503   $116,476   $145,532
Total interest expense...............    15,620     15,655       65,686     41,431    35,987     55,567     90,998
                                        -------    -------     --------    -------   -------   --------   --------
Net interest income..................    16,472     14,797       64,391     57,118    58,516     60,909     54,534
Provision for loan losses............       940        176        4,182      2,299     3,450      6,650     17,540
                                        -------    -------     --------    -------   -------   --------   --------
Net interest income after provision
  for loan losses....................    15,532     14,621       60,209     54,819    55,066     54,259     36,994
                                        -------    -------     --------    -------   -------   --------   --------
NON-INTEREST INCOME:
Loan servicing and other loan fees...       838        975        3,524      3,365     2,229      2,869      4,344
Gains on sales of loans originated
  for resale.........................       164         65          395        773     1,246        976        330
Gains on sales of mortgage servicing
  rights.............................         0          0        2,744        484         0          0          0
Gains on sales of investment and
  mortgage-backed securities, net....     2,292          0            0          0         0      5,869        810
Unrealized and realized gains
  (losses) on trading account
  securities.........................         0        310          589       (558)        0          0          0
Other................................     3,540      2,631       12,136      9,699     8,163      7,337      8,622
                                        -------    -------     --------    -------   -------   --------   --------
Total non-interest income............     6,834      3,981       19,388     13,763    11,638     17,051     14,106
                                        -------    -------     --------    -------   -------   --------   --------
NON-INTEREST EXPENSE:
Employee compensation and benefits...     7,368      6,544       25,403     22,382    19,617     19,202     24,062
Occupancy and equipment..............     2,785      2,594       10,831      8,061     8,417      8,864     10,626
Federal insurance premium............       591        687        2,750      2,673     2,750      2,772      3,281
Advertising and promotion............       507        612        2,144      1,495       960        480      1,143
(Income) loss from joint venture
  investments........................         0         (3)          (7)        30        25        245     (2,335)
Foreclosed asset activity -- net.....      (162)    (1,163)      (3,178)    (2,290)    1,243      4,323      8,922
Amortization of cost over fair value
  of net assets acquired.............       306        204        1,122          0         0          0          0
Other................................     3,120      2,400       12,095      9,734    10,521     10,931     19,465
                                        -------    -------     --------    -------   -------   --------   --------
Total non-interest expense...........    14,515     11,875       51,160     42,085    43,533     46,817     65,164
                                        -------    -------     --------    -------   -------   --------   --------
Income (loss) before income taxes and
  extraordinary items................     7,851      6,727       28,437     26,497    23,171     24,493    (14,064)
Provision (benefit) for income
  taxes..............................     3,141      2,346       10,018      9,662     7,093      9,201     (4,841)
                                        -------    -------     --------    -------   -------   --------   --------
Income (loss) before extraordinary
  items..............................     4,710      4,381       18,419     16,835    16,078     15,292     (9,223)
Extraordinary items net of taxes.....         0          0            0          0         0        756(2)      660(1)
                                        -------    -------     --------    -------   -------   --------   --------
NET INCOME (LOSS)....................     4,710      4,381       18,419     16,835    16,078     16,048     (8,563)
Dividend on non-cumulative preferred
  stock paid by BFC escrow...........         0          0            0          0       147        880        715
Dividends on non-cumulative preferred
  stock..............................         0        220          677        880       733          0          0
Amounts classified as dividends on
  non-cumulative preferred stock
  redemption.........................         0          0        1,353(A)       0         0          0          0
                                        -------    -------     --------    -------   -------   --------   --------
Total dividends on non-cumulative
  preferred stock....................         0        220        2,030        880       880        880        715
                                        -------    -------     --------    -------   -------   --------   --------
NET INCOME (LOSS) AVAILABLE FOR
  COMMON SHARES......................   $ 4,710    $ 4,161     $ 16,389    $15,955   $15,198   $ 15,168   $ (9,278)
                                        =======    =======     ========    =======   =======   ========   ========

                    SELECTED CONSOLIDATED FINANCIAL DATA OF
                   BANKATLANTIC BANCORP, INC. -- (CONTINUED)

                                            AT OR FOR THE
                                                THREE
                                          MONTHS ENDED MARCH
                                                 31,                    AT OR FOR THE YEARS ENDED DECEMBER 31,
                                        ---------------------     ---------------------------------------------------
                                         1996          1995         1995       1994        1993       1992       1991
                                        -------       -------     --------    -------     -------   --------   --------
                                                           (IN THOUSANDS EXCEPT PER SHARE DATA)
NET INCOME (LOSS) PER COMMON AND
  COMMON EQUIVALENT SHARE:
Net income (loss) before
  extraordinary items................      $  0.42     $  0.39    $  1.151(A)  $  1.52     $  1.61   $   1.97   $  (1.36)
Extraordinary items..................         0.00        0.00        0.00        0.00        0.00       0.10       0.09
                                           -------     -------    --------     -------     -------   --------   --------
Net income (loss)....................      $  0.42     $  0.39    $   1.51(A)  $  1.52     $  1.61   $   2.07   $  (1.27)
                                           =======     =======    ========     =======     =======   ========   ========
NET INCOME PER COMMON AND COMMON
  EQUIVALENT SHARE ASSUMING FULL
  DILUTION:
Net income before extraordinary
  items..............................      $  0.42     $  0.39    $   1.50(A)  $  1.52     $  1.60   $   1.70   $    N/A
Extraordinary items..................         0.00        0.00        0.00        0.00        0.00       0.09        N/A
                                           -------     -------    --------     -------     -------   --------   --------
Net income...........................      $  0.42     $  0.39    $   1.50(A)  $  1.52     $  1.60   $   1.79   $    N/A
                                           =======     =======    ========     =======     =======   ========   ========
Book value per common share..........      $ 11.65     $ 10.85    $  11.38     $  9.56     $  8.13   $   7.90   $   5.82
                                           =======     =======    ========     =======     =======   ========   ========
Tangible book value per share........      $ 10.70     $  9.58    $  10.29     $  9.56     $  8.13   $   7.85   $   5.73
                                           =======     =======    ========     =======     =======   ========   ========
WEIGHTED AVERAGE NUMBER OF COMMON AND
  COMMON EQUIVALENT SHARES
  OUTSTANDING........................   11,292,320  10,571,570  10,830,603  10,490,033   9,460,004  7,334,530  7,313,186
                                        ==========  ==========  ==========  ==========  ==========  =========  =========
WEIGHTED AVERAGE NUMBER OF COMMON AND
  COMMON EQUIVALENT SHARES ASSUMING
  FULL DILUTION......................   11,327,570  10,571,570  10,934,120  10,520,489   9,518,438  8,501,248       N/A
                                        ==========  ==========  ==========  ==========  ==========  =========  =========
ACTUAL COMMON SHARES OUTSTANDING AT
  PERIOD END.........................   11,742,999  10,157,592  10,592,999  10,157,593  10,122,820  7,315,044  7,315,044
                                        ==========  ==========  ==========  ==========  ==========  =========  =========
WEIGHTED AVERAGE NUMBER OF COMMON AND
  OUTSTANDING........................

WEIGHTED AVERAGE NUMBER OF COMMON AND
  COMMON EQUIVALENT SHARES ASSUMING
  FULL DILUTION......................

ACTUAL COMMON SHARES OUTSTANDING AT
  PERIOD END.........................

  COMMON EQUIVALENT SHARES

- ---------------

(A) The excess of the redemption price above the recorded amount of preferred stock is considered a preferred stock dividend. The impact of the October 1995 preferred stock redemption for the year ended December 31, 1995 was a reduction of $0.13 and $0.12 for primary and fully diluted earnings per share, respectively.

                    SELECTED CONSOLIDATED FINANCIAL DATA OF
                   BANKATLANTIC BANCORP, INC. -- (CONTINUED)

                                         FOR THE THREE MONTHS
                                          ENDED MARCH 31,(6)               FOR THE YEARS ENDED DECEMBER 31,
                                         ---------------------   ----------------------------------------------------
                                           1996         1995       1995       1994       1993       1992       1991
                                         --------     --------   --------   --------   --------   --------   --------
OTHER FINANCIAL AND STATISTICAL DATA
  PERFORMANCE RATIOS:
Return on average assets(3)............      1.10%        1.03%      1.07%      1.17%      1.25%      1.10%     (0.57)%
Return on average equity(3)............     16.10        16.13      16.03      17.07      21.32      27.09     (16.36)
Cash dividend payout ratio(4)..........     11.13         9.57      10.62       9.87       4.86       0.00       0.00
Average equity to average assets.......      6.86         6.40       6.66       6.86       5.85       4.07       3.51
Average yield on loans, mortgage-backed
  securities, tax certificates and
  investment securities................      8.18         7.83       8.16       7.45       7.95       9.14       9.89
Average cost of deposits and
  borrowings...........................      4.34         4.36       4.51       3.38       3.28       4.54       6.33
Net interest spread -- during
  period(5)............................      3.84         3.47       3.65       4.07       4.67       4.60       3.56
Interest rate margin -- during
  period(5)............................      4.19         3.75       4.04       4.32       4.90       4.78       3.71
Operating expenses as a percent of net
  interest income plus non-interest
  income...............................     62.28        63.24      61.07      59.37      62.03      60.22      94.94
OTHER FINANCIAL DATA:
Cash dividends per common share:
  Class A..............................     .0506            0          0          0          0          0          0
  Class B..............................  $  0.044     $  0.039   $  0.166   $  0.155   $  0.077   $  0.000   $  0.000
ASSET QUALITY RATIOS:
Non-performing assets as a percent of
  total loans, tax certificates and
  real estate owned....................      2.07%        2.95%      2.37%      3.66%      3.34%      3.80%      4.21%
Net charge-offs as a percent of average
  loans................................      0.58         0.10       0.45       0.59       0.56       0.60       2.23
Loan loss allowance as a percent of
  total loans..........................      2.12         2.54       2.24       2.89       3.38       2.88       1.85
Loan loss allowance as a percent of
  non-performing loans.................    182.12       142.69     149.49     134.87     173.01     142.93      95.26
Non-performing loans as a percent of
  total loans..........................      1.16         1.78       1.50       2.14       1.95       2.01       1.83
Non-performing assets as a percent of
  total assets.........................      1.17         1.30       1.23       1.51       1.47       2.07       2.52
RATIO OF EARNINGS TO FIXED CHARGES:
Including interest on deposits.........      1.49         1.42       1.43       1.63       1.63       1.43       0.85
Excluding interest on deposits.........      3.20         2.20       2.41       3.50       5.67       3.62       0.51
NUMBER OF:
Offices (all full-service).............        43           32         43         32         31         31         34
Deposit accounts.......................   120,400      123,863    120,067    110,002    113,459    120,558    144,942
Loans..................................    23,192       21,941     23,172     15,319     19,163     27,761     36,936

- ---------------

(1) Gain on early retirement of Capital Notes, net of applicable income taxes of $340,000.
(2) Utilization of state net operating loss carry-forwards.
(3) Based on income (loss) before extraordinary items. The return on average assets and average equity based on net income (loss) was 1.16% and 28.43% for the year ended December 31, 1992, respectively; (.53)% and (15.19)% for the year ended December 31, 1991, respectively.
(4) Cash dividends declared on common shares divided by net income available for common shares. The cash dividend payout ratio for the year ended December 31, 1995 excluding the October 1995 preferred stock redemption was 9.81%.
(5) Interest rate spread is equal to total interest earned on interest earning assets divided by the total of interest earning assets, less the total of interest expense divided by total interest-bearing liabilities. Interest rate spread and margin during periods is based upon daily average balances of interest-bearing assets and liabilities. Interest rate margin is equal to total interest earned on interest earning assets divided by the total of interest earning assets less the total of interest expense divided by total interest earning assets.
(6) Annualized where appropriate.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     OF BANK OF NORTH AMERICA BANCORP, INC.

     The Selected Consolidated Financial Data presented below has been derived from the unaudited and audited Consolidated Financial Statements of BNAB and are qualified in their entirety by reference to the more detailed Consolidated Financial Statements and Independent Auditors' Report included elsewhere within.

                                           AT OR FOR THE
                                            THREE MONTHS                          AT OR FOR THE YEARS
                                         ENDED MARCH 31,(5)                        ENDED DECEMBER 31,
                                        --------------------    --------------------------------------------------------
                                          1996        1995        1995        1994        1993        1992        1991
                                        --------    --------    --------    --------    --------    --------    --------
                                                                     (DOLLARS IN THOUSANDS)
OPERATING RESULTS:
Interest income.......................  $ 10,313    $  9,723    $ 40,552    $ 35,643    $ 32,709    $ 38,713    $ 35,851
Interest expense......................     5,631       5,399      23,016      19,092      17,072      22,361      23,903
                                        --------    --------    --------    --------    --------    --------    --------
Net interest income...................     4,682       4,324      17,536      16,551      15,637      16,352      11,948
Provision for loan losses.............       180          75       1,150       1,105       2,050         600       1,455
Non-interest income (expense).........     1,181       1,556       5,204       2,776      (1,700)      3,688       9,386
Non-interest expense..................     4,802       4,507      18,299      16,372      16,392      15,317      11,186
                                        --------    --------    --------    --------    --------    --------    --------
Income (loss) before income tax.......       881       1,298       3,291       1,850      (4,505)      4,123       8,693
Provision (benefit) for income
  taxes...............................       326         426       1,113         493      (1,697)      1,586       3,364
                                        --------    --------    --------    --------    --------    --------    --------
Net income before extraordinary
  item................................       555         872       2,178       1,357      (2,808)      2,537       5,329
Extraordinary item....................         0           0           0           0           0           0         174(4)
                                        --------    --------    --------    --------    --------    --------    --------
Net income (loss).....................  $    555    $    872    $  2,178    $  1,357    $ (2,808)   $  2,537    $  5,503
                                        ========    ========    ========    ========    ========    ========    ========
BALANCE SHEET DATA:
Total assets..........................  $559,656    $536,344    $554,502    $544,872    $489,598    $505,489    $523,176
Loans receivable-net(1)...............   399,380     346,565     379,492     352,497     347,926     341,065     306,015
Allowance for loan losses.............     5,468       5,068       5,501       5,846       8,434       6,214       5,316
Investment securites(2)...............   108,554     145,653     100,787     147,223     103,866      42,153     172,980
Deposits and escrows..................   499,619     452,101     493,712     438,685     421,023     466,249     474,692
Advances from FHLB and securities sold
  under agreements to repurchase......    20,989      46,125      20,820      69,873      30,000           0           0
Total stockholder's equity(3).........    37,362      36,222      37,941      34,715      34,931      37,673      35,136
PERFORMANCE RATIOS:
Net interest spread (during period)...      2.96%       2.72%       2.71%       2.70%       2.83%       2.51%       2.49%
Net interest margin (during period)...      3.58        3.35        3.33        3.18        3.35        3.22        2.97
Return on average assets..............      0.40        0.65        0.40        0.25       (0.57)       0.49        1.34
Return on average equity..............      5.75        9.55        5.83        3.84       (7.60)       6.88       21.33
Average equity to average assets......      6.99        6.80        6.81        6.51        7.44        7.05        6.27
Operating expenses as a percent of net
  interest income plus non-interest
  income..............................     81.90       76.65       80.47       84.72      117.62       76.43       52.43
ASSET QUALITY RATIOS:
Non-performing assets as a percent of:
Total loans and real estate owned.....      1.49        1.41        1.41        1.38        1.56        1.97        1.69
Total assets..........................      1.08        0.93        0.93        0.91        1.14        1.38        1.04
Allowance for loan losses as a
  percentage of non-performing
  assets..............................     90.55      101.45      100.96      117.38      151.56       89.29       97.79
CAPITAL RATIOS:
Leverage capital ratio................      6.91        6.81        6.90        6.48        6.96        7.10        6.41
Risk-based capital ratio..............     12.28       13.42       12.70       12.59       13.41       13.38       14.79

- ---------------

(1) Includes loans held for sale and dealer reserve.
(2) Including mortgage-backed and related securities held to maturity and available for sale.
(3) Includes unrealized depreciation on securities available for sale of $1.6 million, $872,000, $459,000 and $1.5 million at March 31, 1996 and 1995 and
     December 31, 1995 and 1994, respectively.
(4) Represents the realization of the net operating loss carryover.
(5) Annualized where appropriate.

                       PRO FORMA COMBINED FINANCIAL DATA

     The following tables present certain selected historical financial information for the Company and BNAB and selected unaudited pro forma combined financial data. The information presented is based on and should be read in conjunction with, and is qualified in its entirety by reference to, the separate historical financial statements of the Company and BNAB appearing elsewhere in this Prospectus. The pro forma amounts included in the tables assume completion of the acquisition and the issuance of $50.0 million principal amount of Debentures. The acquisition will be accounted for by the purchase method of accounting. Under this method of accounting, assets and liabilities of BNAB are recorded at their estimated fair value and any unallocated portion of the purchase price remaining after fair value adjustments is recorded as goodwill. Goodwill is amortized on a straight line basis over 10 years. Applicable income tax effects for the difference in the income tax basis and the financial statement basis of BNAB's accounts result in deferred tax assets and liabilities and correspondingly adjust the amount recorded as goodwill. The unaudited pro forma combined balance sheets assume the acquisition had been effective on March 31, 1996 and December 31, 1995, respectively. The unaudited pro forma combined statements of operations assume the acquisition had been effective as of January 1, 1996 and 1995, respectively. For purposes of the pro forma financial information estimated fair values of BNAB's assets and liabilities are, except for debt securities available for sale, based on December 31, 1995 information. Debt securities available for sale are based on March 31, 1996 information. The unaudited pro forma combined financial data do not give effect to the disposition of certain yet to be identified assets and liabilities, or restructuring charges. Restructuring charges, when incurred, will adversely impact the Company's results of operations. However, no benefit from anticipated expense reductions is reflected in the pro forma combined financial data.

     The resolution of the pending matters pertaining to the assets and liabilities of BNAB described above, as well as the operations of BNAB subsequent to March 31, 1996, will affect the allocation of the purchase price. In addition, changes to the adjustments already included in the unaudited pro forma combined financial statements, and possibly other adjustments, are expected because valuations of assets and liabilities are determined as of the actual date the acquisition is completed. An increase in the unallocated portion of the purchase price remaining after fair value adjustments will result in a greater final allocation to goodwill which will have a corresponding impact on amortization expense and will reduce tangible common equity and net income. A decrease in the unallocated portion of the purchase price remaining after fair value adjustments will have the opposite effects. Additionally, under certain circumstances, the purchase price may be adjusted. Accordingly, the final combined amounts may differ from those set forth in the unaudited pro forma combined financial statements. See "Pending Acquisition of Bank of North America."

     The historical information relating to BNAB contained throughout this Prospectus was provided to the Company by BNAB. The Company makes no representations regarding the accuracy or completeness of the information regarding BNAB; however, the Company has no reason to believe that such information is materially incomplete or inaccurate.

     The pro forma information shown below is presented for comparative purposes only and is not necessarily indicative of the combined financial position or results of operations in the future. The pro forma information is also not necessarily indicative of the combined financial position or results of operations which would have been realized had the acquisition been consummated during the periods or as of the dates for which the pro forma financial information is presented. Certain balances on BNAB's financial statements were reclassified to conform with the Company's financial statement presentations.

                                                                                      MARCH 31, 1996
                                                                  ------------------------------------------------------
                                                                        HISTORICAL
                                                                  -----------------------                      COMBINED
                                                                     BBC           BNAB       ADJUSTMENTS     PRO FORMA
                                                                  ----------     --------     -----------     ----------
                                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
ASSETS
Cash............................................................  $   61,133     $ 22,701      $              $  83,834
Investment securities, net......................................      40,537        5,814          3,700(A)      50,051
Loans receivable, net...........................................     863,348      394,966          6,755(1)   1,265,069
Debt securities available for sale..............................     559,775      108,554        (54,000)(2)    614,329
Real estate owned...............................................       6,737        1,119                         7,856
Office properties and equipment.................................      42,602        8,500                        51,102
Federal Home Loan Bank stock....................................       8,840        2,775                        11,615
Mortgage servicing rights.......................................      24,450        2,180          2,823(1)      29,453
Deferred tax asset..............................................       1,828        2,187         (2,860)(6)      1,155
Cost over fair value of net assets acquired.....................      10,517          179         13,084(3)      23,780
Other assets....................................................      23,058       10,681          2,300(A)      36,039
                                                                  ----------     --------     -----------     ----------
TOTAL ASSETS....................................................  $1,642,825     $559,656      $ (28,198)     $2,174,283
                                                                   =========     ========     ===========     ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits........................................................  $1,323,229     $490,095      $   2,037(1)   $1,815,361
FHLB advances...................................................      63,485       20,000            127(1)      83,612
Subordinated debentures.........................................      21,000            0         50,000(A)      71,000
Other borrowings................................................      43,881          989        (44,000)(A)        870
Advances by borrowers for taxes and insurance...................      28,918        9,524                        38,442
Other liabilities...............................................      25,493        1,686          1,000(4)      28,179
                                                                  ----------     --------     -----------     ----------
TOTAL LIABILITIES...............................................   1,506,006      522,294          9,164      2,037,464
                                                                  ----------     --------     -----------     ----------
STOCKHOLDERS' EQUITY
Class A Common Stock............................................          11            0              0             11
Class B Common Stock............................................         106          100           (100)           106
Additional paid-in capital......................................      64,685       30,000        (30,000)        64,685
Net unrealized appreciation (depreciation)......................       2,014       (1,594)         1,594          2,014
Retained earnings...............................................      70,003        8,856         (8,856)        70,003
                                                                  ----------     --------     -----------     ----------
TOTAL STOCKHOLDERS' EQUITY......................................     136,819       37,362        (37,362)       136,819
                                                                  ----------     --------     -----------     ----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY......................  $1,642,825     $559,656      $ (28,198)     $2,174,283
                                                                   =========     ========     ===========     ==========
BOOK VALUE PER COMMON SHARE.....................................  $    11.65                                  $   11.65
                                                                   =========                                  ==========
TANGIBLE BOOK VALUE PER COMMON SHARE............................  $    10.70                                  $    9.57
                                                                   =========                                  ==========

                                                                                    DECEMBER 31, 1995
                                                                  ------------------------------------------------------
                                                                        HISTORICAL
                                                                  -----------------------                      COMBINED
                                                                     BBC           BNAB       ADJUSTMENTS     PRO FORMA
                                                                  ----------     --------     -----------     ----------
                                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
ASSETS
Cash............................................................  $   69,867     $ 51,029      $               $ 120,896
Investment securities, net......................................      49,856          431          3,700(A)       53,987
Loans receivable, net...........................................     828,630      375,745          6,755(1)    1,211,130
Debt securities available for sale..............................     691,803      100,787        (54,000)(2)     738,590
Real estate owned...............................................       6,279        1,026                          7,305
Office properties and equipment.................................      40,954        8,211                         49,165
Federal Home Loan Bank stock....................................      10,089        2,775                         12,864
Mortgage servicing rights.......................................      20,738        2,277          2,823(1)       25,838
Deferred tax asset..............................................           0        1,503         (1,503)(6)           0
Cost over fair value of net assets acquired.....................      10,823          204         12,505(3)       23,532
Other assets....................................................      21,650       10,514          2,300(A)       34,464
                                                                  ----------     --------     -----------     ----------
TOTAL ASSETS....................................................  $1,750,689     $554,502      $ (27,420)     $2,277,771
                                                                   =========     ========     ===========     ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits........................................................  $1,300,377     $488,912      $   2,037(1)   $1,791,326
FHLB advances...................................................     201,785       20,000            127(1)      221,912
Subordinated debentures.........................................      21,000            0         50,000(A)       71,000
Other borrowings................................................      67,438          820        (44,000)(A)      24,258
Advances by borrowers for taxes and insurance...................      15,684        4,800                         20,484
Deferred tax liabilities, net...................................         744            0          1,357(6)        2,101
Other liabilities...............................................      23,100        2,029          1,000(4)       26,129
                                                                  ----------     --------     -----------     ----------
TOTAL LIABILITIES...............................................   1,630,128      516,561         10,521       2,157,210
                                                                  ----------     --------     -----------     ----------
STOCKHOLDERS' EQUITY
Class A Common Stock............................................           0            0              0               0
Class B Common Stock............................................         106          100           (100)            106
Additional paid-in capital......................................      48,905       30,000        (30,000)         48,905
Net unrealized appreciation (depreciation)......................       5,733         (459)           459           5,733
Retained earnings...............................................      65,817        8,300         (8,300)         65,817
                                                                  ----------     --------     -----------     ----------
TOTAL STOCKHOLDERS' EQUITY......................................     120,561       37,941        (37,941)        120,561
                                                                  ----------     --------     -----------     ----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY......................  $1,750,689     $554,502      $ (27,420)     $2,277,771
                                                                   =========     ========     ===========     ==========
BOOK VALUE PER COMMON SHARE.....................................  $    11.38                                  $    11.38
                                                                   =========                                  ==========
TANGIBLE BOOK VALUE PER COMMON SHARE............................  $    10.29                                  $     9.09
                                                                   =========                                  ==========

                                   FOR THE THREE MONTHS ENDED                               FOR THE YEAR ENDED
                                         MARCH 31, 1996                                      DECEMBER 31, 1995
                        -------------------------------------------------   ---------------------------------------------------
                             HISTORICAL                                           HISTORICAL
                        ---------------------                  COMBINED     -----------------------                  COMBINED
                            BBC        BNAB     ADJUSTMENTS    PRO FORMA        BBC          BNAB     ADJUSTMENTS    PRO FORMA
                        -----------   -------   -----------   -----------   -----------     -------   -----------   -----------
                                                     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Interest
  income(1)(2)(A).....  $    32,092   $10,313     $(1,290)    $    41,115   $   130,077     $40,552     $(5,175)    $   165,454
Interest
  expense(1)(B).......       15,620     5,631          52          21,303        65,686      23,016        (417)         88,285
Provision for loan
  losses                        940       180           0           1,120         4,182       1,150           0           5,332
Noninterest
  income(1)...........        6,834     1,181        (208)          7,807        19,388       5,204        (745)         23,847
Noninterest expense(3)       14,515     4,802         332          19,649        51,160      18,299       1,271          70,730
Provision for income
  taxes...............        3,141       326        (598)(6)       2,869        10,018       1,113      (2,122)(6)       9,009
                        -----------   -------   -----------   -----------   -----------     -------   -----------   -----------
Net Income............  $     4,710   $   555     $(1,284)    $     3,981   $    18,419     $ 2,178     $(4,652)    $    15,945
                         ==========   =======   ===========    ==========    ==========     =======   ===========    ==========
Per common share
Primary...............  $      0.42                           $      0.35   $      1.51(7)                          $      1.28(7)
                         ==========                            ==========    ==========                              ==========
Fully diluted.........  $      0.42                           $      0.35   $      1.50(7)                          $      1.27(7)
                         ==========                            ==========    ==========                              ==========
Average shares
  outstanding
Primary...............   11,292,320                            11,292,320    10,830,603                              10,830,603
                         ==========                            ==========    ==========                              ==========
Fully diluted.........   11,327,570                            11,327,570    10,934,120                              10,934,120
                         ==========                            ==========    ==========                              ==========

- ---------------

(1) Adjustments to fair value of BNAB's loans receivable, mortgage servicing rights, deposits, and FHLB advances at December 31, 1995 are $6.8 million, $2.8 million, $2.0 million, and $127,000, respectively. Adjustments to fair values are amortized as follows:

    - Loans receivable            3 years straight line method.
    - Mortgage servicing rights   Based on projected portfolio cash flows of 26.4% for year
                                  ended December 31, 1995 and 7.4% for the three months ended
                                  March 31, 1996.
    - Deposits                    Based on estimated time deposit maturities of 65% in year
                                  one and 16% for the three months ended March 31, 1996.
    - FHLB Advances               1 year straight line.

(2) The purchase price of $54.0 million is assumed to be funded through the sale of debt securities available for sale. The weighted average interest rate earned on BNAB's debt securities available for sale were 5.76% and 5.81% at March 31, 1996 and December 31, 1995, respectively.
(3) Straight line amortization of cost over fair value of net assets acquired (goodwill) is based on a ten year useful life. Amortization is not deductible for tax purposes.
(4) The total purchase price will include other direct acquisition costs, such as legal, accounting and other professional fees and expenses. For purposes of the pro forma financial information such other acquisition costs are estimated at $1.0 million.
(5) The pro forma does not include the effect of any potential expense reductions, revenue increases or restructuring charges.
(6) The effective income tax rate is assumed to be 38%.
(7) Includes a reduction of $0.13 and $0.12 for primary and fully diluted earnings per share, respectively, related to the October 1995 Preferred Stock redemption.

DEBENTURE OFFERING ADJUSTMENTS

(A) $44 million of assumed net proceeds of the Offering will be contributed by the Company to BankAtlantic where it was used to paydown securities sold under agreements to repurchase. The remaining net proceeds of the Offering (approximately $3.7 million assuming the underwriters over allotment option is not exercised) is assumed to be invested by the Company in short term investments in order to comply with the terms of the Indenture. The assumed interest earned on the short term investments is 5.36% and 5.80% for the three months ended March 31, 1996 and the year ended December 31, 1995, respectively.

(B) Interest expense on the Debentures assumes amortization of offering costs over 10 years on a straight-line basis. The average rate on securities sold under agreements to repurchase assumed to be paid down for the three months ended March 31, 1996 and the year ended December 31, 1995 was 4.39% and 5.81%, respectively.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
                       OPERATIONS AND FINANCIAL CONDITION

GENERAL

     The Company's primary asset is the capital stock of BankAtlantic, and its principal activities relate to the operations of BankAtlantic. At the present time the Company has no significant operations and does not require funds other than to pay certain operating expenses, interest on the 9% Debentures and dividend payments to its common shareholders. It is anticipated that funds for payment of its operating and interest expenses will continue to be obtained from BankAtlantic. Additionally, the Company anticipates it will pay regular quarterly cash dividends on its common stock. Dividend and interest payments are in part dependent upon BankAtlantic's ability to pay dividends or otherwise distribute funds to the Company.

RESULTS OF OPERATIONS

     Net interest income after provision for loan losses was $15.5 million for the quarter ended March 31, 1996 compared to $14.6 million for the quarter ended March 31, 1995. During the 1996 quarter, interest income increased by $1.6 million primarily due to higher interest earned on loans, partially offset by lower interest income on securities and investments. This increase in loan interest income reflects higher average balances due to the acquisition of MegaBank as well as loan originations and purchases. The decline in interest income on securities and investments resulted from lower average balances primarily due to principal repayments and the sale of $73.1 million of mortgage-backed securities available for sale. During the three months ended March 31, 1996 total interest expense was $15.6 million compared to $15.7 million during the comparable 1995 period. Higher interest expenses on deposits and the 9% Debentures were offset by lower interest expense on short term borrowings (primarily securities sold under agreements to repurchase). The increase in deposit interest expense resulted from higher time deposit average balances and rates. The decline in short term borrowings interest expense primarily resulted from lower average balances and secondarily from lower rates during the first quarter of 1996 compared to 1995. The provision for loan losses was $940,000 for the three months ended March 31, 1996 compared to $176,000 during the comparable 1995 period. The increased 1996 provision resulted from an increase of $845,000 in consumer loan charge-offs net of recoveries. Non-interest income was $6.8 million for the three months ended March 31, 1996 compared to $4.0 million for the comparable 1995 period. The $2.8 million increase primarily related to $2.3 million of gains on sales of mortgage-backed securities available for sale and higher transaction account and ATM fee income. Non-interest expense for the quarter ended March 31, 1996 was $14.5 million compared to $11.9 million for the same period in 1995. The net increase of $2.6 million reflects decreased gains on the sale of foreclosed assets and higher employee compensation costs, occupancy and equipment expenses, other expenses, and amortization of cost over fair value of net assets acquired. These expense increases primarily related to the acquisition of MegaBank and the opening of six additional branches during 1995. The 1995 provision for income taxes was reduced by $319,000 due to a reduction in the deferred tax asset valuation allowance.

     Net income of $18.4 million, $16.8 million and $16.1 million was realized for the three years ended December 31, 1995, 1994 and 1993, respectively. Net interest income for 1995 reflects the acquisition of MegaBank which increased loans, debt securities available for sale and deposits by $116.4 million, $18.1 million, and $120.2 million, respectively. Furthermore, loans originated for portfolio during 1995 were $597.3 million compared to $328.8 million during 1994. Net interest income during 1994 reflects $768,000 realized from the repayment of a loan purchased at a discount and a $1.4 million reversal of accrued tax certificate interest to previously established allowance accounts. The $1.4 million interest reversal was offset by a $1.4 million reduction in provision for tax certificate losses included in non-interest expense, both of which resulted from a change in methodology for classifying tax certificates and calculating the allowance for tax certificate losses. Non-interest income during 1995 includes $2.7 million of gains on the sales of mortgage servicing rights, $589,000 of realized gains on trading account securities, $395,000 of gains on the sales of loans originated for resale and $9.0 million of transaction account and ATM fee income. Non-interest income during 1994 includes $484,000 of gains on the sale of mortgage servicing rights, $558,000 of unrealized losses on investment trading securities, $773,000 of gains on sales of loans originated for resale, and $6.4 million of transaction account and ATM fee income. In addition, 1994 non-interest income included $332,000 of dormant account fee income relating to a settlement with the Florida Comptroller's Office, and a $291,000 gain on the sale of a building utilized for administrative operations. Non-interest expenses during 1995 included income from foreclosed asset activity, net of $3.2 million compared to $2.3 million during 1994. The acquisition of MegaBank and the opening of three Florida west coast Wal-Mart branches and three South Florida branches were the primary causes of the increase in non-interest expenses in 1995. The MegaBank acquisition added 70 employees and five branches in Dade County. Operations for 1995 also included $1.0 million of loan charge-offs and $1.2 million of legal expenses, all related to the Subject Portfolio discussed in Note 15 of the Consolidated Financial Statements. The Covenant was operative for all of 1993 and 1994, but only provided $120,000 of reimbursement in 1995. The financial effect of the Covenant for 1994 and 1993 was to reduce expenses by $1.1 million and $942,000, increase interest income by $210,000 and $757,000 and recognize loan loss recoveries of $1.2 million and $972,000, respectively. Operations for 1993 include a settlement of a claim with the Internal Revenue Service ("IRS") relating primarily to net operating loss carrybacks, resulting in an increase in other interest income of $587,000 and a reduction in the provision for income taxes of $1.4 million. Provision for loan losses increased during 1995 to $4.2 million compared to $2.3 million and $3.5 million for the years ended December 31, 1994 and 1993, respectively. The increase during 1995 reflects lower recoveries from the Subject Portfolio and higher non-mortgage loan charge-offs. The lower provision for loan losses during 1994 and 1993 resulted primarily from the improved economic environment as well as recoveries during 1994 through 1993 related to the Subject Portfolio. The 1995 and 1994 tax provisions were reduced by $972,000 and $492,000 due to a reduction in the deferred tax asset valuation allowance.

     As discussed above, net income increased in 1995 by $1.6 million compared to 1994 and 1994 net income increased by $700,000 compared to 1993. However, as indicated below, comparative income per share amounts decreased. The decrease in 1995 was due to the October 1995 redemption of the Company's non-cumulative preferred stock at the stated redemption price of $25 per share. This amount resulted in a payment of $1.4 million above the recorded amount of the Preferred Stock. In accordance with Generally Accepted Accounting Principles ("GAAP") the $1.4 million is not reflected in operations and has no effect on net income but does impact income per share by being treated as a Preferred Stock dividend which reduced primary and fully diluted earnings per share by $0.13 and $0.12, respectively. The primary reason for the redemption of the preferred stock was that the dividend requirements, based upon the redemption price, represented an after-tax equivalent effective interest rate of 10.5% compared to an after-tax equivalent effective interest rate of approximately 5.5% on the funds used for the redemption. During the second quarter of 1993 the Company issued 1.76 million shares of common stock in connection with the exercise of warrants by BFC Financial Corporation ("BFC") and 1.05 million shares of common stock were issued in a November 1993 public offering. A portion of the decline in 1994 income per share as compared to 1993 resulted from those shares being outstanding for all of 1994 as compared to only a portion of 1993. Income per share comparisons for the quarterly periods of 1996 to 1995 and the annual periods of 1995 to 1994 and 1994 to 1993 were also diluted by the increasing market price of the Company's common stock and the accounting effect this had in calculating common equivalent shares. The average for the quarter, for the year and the period end stock prices used in the calculation was $14.55 and $15.25 for the quarter ended March 31, 1996 quarter compared to $10.25 and $9.92 for the quarter ended March 31, 1995, $13.05 and $15.00 for 1995, compared to $9.45 and $9.92 in 1994 and $8.24 and $8.80 in 1993. Resulting income per common and common equivalent share (primary earnings per share) and income assuming full dilution (fully diluted income per share) were $0.42 and $0.42 for the 1996 quarter, $0.39 and 0.39 for the 1995 quarter, $1.51 and $1.50 for 1995, $1.52 and $1.52 for 1994 and $1.61 and $1.60 for 1993.

     Operations during the three months ended March 31, 1996 compared to 1995 were favorably impacted by the change in the mix of interest earning assets from lower yielding mortgage-backed securities and investments to higher yielding loans resulting in the net interest margin increasing from 3.75% during the three months ended March 31, 1995 to 4.19% during the comparable 1996 period. Operations during the two year period ended December 31, 1994 were favorably impacted by the declining interest rate environment and BankAtlantic's interest rate sensitivity gap position during these periods. During 1995 the interest margin decreased compared to 1994 as interest rates increased. A negative interest rate sensitivity gap provides the potential for widening interest margins and increased earnings during times of declining rates, the environment that generally existed during the 1994 and 1993 periods. However, a negative gap will correspondingly negatively impact earnings when rates increase, the environment that generally existed during the first half of 1995. At December 31, 1995, 1994 and 1993 the cumulative one-year interest rate sensitivity gap was a negative 2.49% and 13.74% and a positive 3.79%, respectively. At March 31, 1996 the cumulative one-year interest sensitivity gap was a positive 1.80% (See "Interest Rate Sensitivity"). The 1996 change in the one-year cumulative gap resulted from lower short term borrowings at period end due to the sale of $73.1 million of mortgage-backed securities. The 1994 decline in the one year cumulative negative interest rate gap resulted from higher short term borrowings during the fourth quarter of 1994 compared to the same 1993 period. In addition, during 1994, and most of 1995, a period when interest rates were rising, liabilities repriced at a faster pace than BankAtlantic's assets, causing the net interest margin to decline from 4.90% during the year ended December 31, 1993 to 4.32% during the comparable 1994 period and to 4.04% during 1995.

NET INTEREST INCOME

A financial summary of net interest income follows:

                                            FOR THE THREE        1996                                        1995      1994
                                         MONTHS ENDED MARCH       TO       FOR THE YEARS ENDED DECEMBER       TO        TO
                                                 31,             1995                  31,                   1994      1993
                                         -------------------   --------   ------------------------------   --------   -------
                                           1996       1995      CHANGE      1995       1994       1993      CHANGE    CHANGE
                                         --------   --------   --------   --------   --------   --------   --------   -------
                                         (In thousands)
Interest and fees on loans.............  $ 20,333   $ 15,743   $  4,590   $ 72,841   $ 49,426   $ 47,335   $ 23,415   $ 2,091
Interest on banker's acceptances.......         0          0          0          0        406        314       (406)       92
Interest on mortgage-backed securities
  held to maturity.....................         0     10,067    (10,067)    37,855     30,550     24,891      7,305     5,659
Interest on debt securities available
  for sale.............................    10,500      1,400      9,100      7,207      5,542      9,412      1,665    (3,870)
Interest and dividends on investment
  securities...........................     1,259      3,242     (1,983)    12,174     12,625     11,964       (451)      661
Other interest income..................         0          0          0          0          0        587          0      (587)
Interest on deposits...................   (12,379)   (10,333)    (2,046)   (46,646)   (31,646)   (31,798)   (15,000)      152
Interest on advances from FHLB.........    (2,027)    (1,606)      (421)    (7,449)    (4,976)    (2,359)    (2,473)   (2,617)
Interest on securities sold under
  agreements to repurchase.............      (718)    (3,714)     2,996    (10,815)    (4,809)    (1,082)    (6,006)   (3,727)
Interest on capital notes, subordinated
  debentures and note payable..........      (496)        (2)      (494)      (776)         0       (748)      (776)      748
                                         --------   --------   --------   --------   --------   --------   --------   -------
Total net interest income..............  $ 16,472   $ 14,797   $  1,675   $ 64,391   $ 57,118   $ 58,516   $  7,273   $(1,398)
                                         ========   ========   ========   ========   ========   ========   ========   =======

     The increase in interest and fees on loans during the three months ended March 31, 1996 compared to the same period during 1995 reflects higher average balances resulting from loan fundings, loan purchases, and loans acquired in connection with the MegaBank acquisition. As a result, the average balance of total loans receivable increased from $658.9 million during the first quarter of 1995 to $860.2 million during the comparable 1996 period. During the three months ended March 31, 1996 BankAtlantic funded and purchased $183.9 million of loans compared to $127.7 million of loans during 1995. Effective December 15, 1995, all mortgage-backed and investment securities, excluding tax certificates, then classified as held-to-maturity were reclassified as available for sale; therefore, during the first quarter of 1996 there were no mortgage-backed securities held for investment. The decline in interest on securities and investments resulted from principal repayments and the sale of $73.1 million of mortgage-backed securities available for sale. The average balance of securities and investments declined from $897.1 million during the three month period in 1995 to $708.9 million during the comparable period in 1996.

     Net interest income increased for the year ended December 31, 1995. The increase in interest on loans during 1995 compared to the same period in 1994 was primarily due to higher average balances of and yields earned on real estate loans and commercial business loans, and higher balances of consumer loans. The above items were partially offset by lower average balances of banker's acceptances and lower yields earned on consumer loans. The higher loan average balances resulted from the 1995 MegaBank acquisition and increased loan originations. The MegaBank acquisition increased commercial real estate, commercial business, and consumer loans by $39.1 million, $24.5 million, and $52.8 million, respectively. During the year ended December 31, 1995 BankAtlantic funded and purchased $648.5 million of loans compared to $372.1 million of loans during the comparable 1994 period. As a result, BankAtlantic's average loan balances increased from $520.9 million during the year ended December 31, 1994 to $750.1 million during 1995. The higher yields earned on real estate and commercial business loans reflect the increase in the prime rate of interest from 6.00% in December 1994 to 8.50% in December 1995. The higher real estate and commercial business loan yields were partially offset by lower consumer loan yields as a result of the $52.8 million acquisition of MegaBank consumer loans at a weighted average rate of 8.98% and the repayment of higher yielding consumer loans. The loan portfolio at December 31, 1995 compared to December 31, 1994 changed due to the acquisition of MegaBank and loan originations. The percent of consumer loans to total gross loans at December 31, 1995 was 23.67% compared to 20.18% at December 31, 1994. The percent of commercial business loans to total gross loans at December 31, 1995 was 6.84% compared to 4.00% at December 31, 1994. The increased income on mortgage-backed securities during 1995 was caused by higher average balances during the period and higher yields earned on adjustable rate mortgage-backed securities. During the year ended December 31, 1994, $268.8 million of mortgage backed securities were purchased and in January 1995, $75.3 million of adjustable rate mortgage-backed securities were purchased resulting in average mortgage-backed securities balances increasing from $514.5 million during the year ended December 31, 1994 to $574.0 million during the comparable 1995 period. Adjustable rate mortgage-backed securities purchased in prior periods repriced during the fourth quarter of 1994 and during 1995 resulting in an increase in the average yields earned on the portfolio. The increase in interest income on debt securities available for sale reflects higher average balances partially offset by lower yields. The higher average balances reflect the acquisition of $18.1 million of debt securities in connection with the MegaBank acquisition and the transfer of $638.8 million of securities to available for sale on December 15, 1995 based on the guidance from a Special Report issued by FASB. See further discussion under "-Mortgage-backed Securities, Investment Securities and Loans." The securities transferred increased the available for sale average balance by $24.9 million for the year ended December 31, 1995. The lower yields resulted primarily from the prepayments of higher yielding 15 and 30 year mortgage-backed securities. The decrease in interest and dividends on investment securities was primarily caused by lower average balances partially offset by a $1.4 million reversal of tax certificate interest during 1994. The reversal of tax certificate interest resulted from a change in methodology for classifying tax certificates and calculating the allowance for tax certificate losses. This change in methodology was based upon discussions with certain regulatory agencies. Previously, interest was accrued on tax certificates for a longer period of time before the certificate was charged off. Under this prior practice an allowance was established for any interest accrued after a specified term after acquisition of the certificate. The new methodology charges off certificates at the same point in time, but discontinues the practice of accruing interest and establishing an allowance for amounts accrued after the specified term. The 1994 tax certificate interest reversal was to previously established allowance accounts.

     Net interest income declined in 1994 compared to 1993. The increase in interest on loans during 1994 resulted from higher yields earned in 1994 compared to 1993. The average yield earned on loans was 9.49% during 1994 compared to 9.05% during 1993. The higher loan yield was caused by the rising interest rates during most of 1994 and a shift in the loan portfolio mix from consumer to commercial real estate loans. The percent of commercial real estate loans to gross loans increased from 34.2% at December 31, 1993 to 56.9% at December 31, 1994. Whereas, the percent of consumer loans (including second mortgages) to gross loans declined from 27.23% at December 31, 1993 to 20.2% at December 31, 1994. The yield increase in consumer loans resulted from the repayment of lower yielding automobile loans. The increased income on mortgage-backed securities during 1994 compared to 1993 was caused by higher average balances partially offset by lower yields. The average balance of mortgage-backed securities and debt securities available for sale increased from $517.3 million during 1993 to $579.4 million during 1994. The decline in mortgage-backed securities average yields during 1994 was partially caused by the repayment of higher yielding mortgage-backed securities in the available for sale category. The balance of mortgage-backed securities available for sale declined from $83.1 million at December 31, 1993 to $54.0 million at December 31, 1994. The $268.8 million of mortgage-backed securities purchased in 1994 were purchased to offset declining balances in the available for sale portfolio and to replace consumer and residential loan repayments. The 1994 increase in interest and dividends on investment securities was primarily caused by increased asset-backed securities average balances partially offset by a $1.4 million reversal of tax certificate accrued interest to previously established allowance accounts, and lower tax certificate average balances and yields. The decline in tax certificate balances and yields was attributable to increased competition at annual tax certificate auctions. During the year ended December 31, 1994, BankAtlantic purchased $172.6 million of five-year asset-backed securities causing the asset-backed securities average balance to increase from $120,000 during 1993 to $101.9 million during 1994. The asset-backed securities were purchased to replace declining tax certificate balances.

     The increase in interest on deposits during the three months ended March 31, 1996 compared to the same period in 1995 resulted from higher average deposit balances during 1996, and an increased proportion of time deposits compared to transaction accounts. The increased deposit average balances primarily resulted from deposits acquired in connection with the acquisition of MegaBank and increased time deposits. As a result, total average deposits increased from $1.10 billion for the first quarter of 1995 to $1.21 billion during the first quarter of 1996. The higher short term interest rate environment during 1995, compared to the previous periods, contributed to a change in the deposit mix from lower rate transaction accounts to generally higher rate time deposits. The average deposit mix changed from 51% and 49% of time deposits and transaction accounts, respectively, for the three months ended March 31, 1995 to 57% and 43% of time deposits and transaction accounts, respectively, for the same period in 1996. The increase in interest on advances from FHLB were due to higher average balances partially offset by lower rates. FHLB advance average balances increased from $112.1 million during the first three months of 1995 to $145.1 million during the comparable 1996 period. Furthermore, average FHLB advance rates declined from 5.81% during the 1995 three month period to 5.60% during the same period in 1996. Interest on subordinated debentures and note payable relates to the $21.0 million of 9% Debentures issued in September and October 1995 and a $4.0 million note issued in March 1995. The decline in interest on securities sold under agreements to repurchase resulted from lower average balances during the 1996 quarter compared to the same period in 1995. The decline in securities sold under agreements to repurchase average balances resulted from the higher deposit balances mentioned above.

     The increase in interest expense on deposits for the year ended December 31, 1995 resulted from higher deposit balances during 1995, a change in the deposit mix from transaction accounts to time deposits, and higher short term interest rates during 1995 compared to 1994. The increased deposit balances primarily resulted from $120.2 million of deposits (including non-interest bearing deposits) acquired with the acquisition of MegaBank and additional growth in certificate accounts. As a result, average deposits increased from $1.02 billion during the year ended December 31, 1994 to $1.14 billion during the comparable 1995 period. The higher short term interest rate environment during late 1994 through most of 1995 contributed to a change in the deposit mix from lower rate transaction accounts to generally higher rate certificate accounts. The average deposit mix changed from 43% and 57% certificate accounts and transaction accounts, respectively, for the year ended December 31, 1994 to 53% and 47% certificate accounts and transaction accounts, respectively, for the same period in 1995. At December 31, 1995 compared to 1994, certificates of deposit greater than $100,000 increased by $79.0 million partially due to $25.0 million associated with the MegaBank acquisition and a $15.8 million increase in public deposits. At March 31, 1996 certificates greater than $100,000 increased by $11.5 million from December 31, 1995 primarily due to a $6.0 million increase in public deposits. The increases in interest on advances from FHLB and interest expense on securities sold under agreements to repurchase were due to higher average balances and rates paid during 1995 compared to 1994. The higher borrowings were used to fund the purchase of mortgage-backed securities, investment securities and the acquisition of MegaBank. Interest on subordinated debentures and note payable relates to the note payable issued in March 1995 and $21.0 million of 9% Debentures issued in September and October 1995.

     The lower interest cost on deposits during 1994 compared to 1993 was due to lower average rates paid on transaction accounts partially offset by higher average balances and average rates paid on certificate accounts. Average rates paid on transaction accounts declined from 2.53% during 1993 to 2.35% during 1994. Certificate account average balances and average rates increased from $435.6 million and 4.14% during 1993 to $442.1 million and 4.25% during 1994, respectively. The increase in interest expense on FHLB advances during 1994 was caused by higher average balances partially offset by lower average rates. FHLB advance average balances increased from $43.0 million during 1993 to $99.5 million during 1994. The additional borrowings were used to purchase mortgage-backed securities. Average rates declined due to the maturity of higher rate FHLB advances during 1993 and 1994. The increase in interest on securities sold under agreements to repurchase was caused by higher average balances and rates during 1994 compared to 1993. The higher rates were the result of the rising short-term interest rate environment during 1994. The decline in interest on Capital Notes and other subordinated debentures was primarily due to the $6.8 million redemption of 1986 Capital Notes, the $1.0 million redemption of 14% subordinated debentures during the third quarter of 1993, and the June 30, 1993 conversion by BFC of approximately $2.0 million of 13% subordinated debentures into the common stock of BankAtlantic.

     During the three months ended March 31, 1996, BankAtlantic's average interest earning assets increased and its average interest bearing liabilities declined compared to the same period during 1995. Furthermore, BankAtlantic's rates earned on assets increased and rates paid on liabilities decreased. The higher balances and yields on earning assets increased interest income by $953,000 and $687,000, respectively. The lower balances and rates paid on interest bearing liabilities, other than deposits, reduced interest expense by $899,000 and $1.2 million, respectively. Such decrease was offset, however, by higher average balances and average rates on deposits. The increased average earning asset balances were caused by higher loan average balances partially offset by lower mortgage-backed and investment securities average balances. The increased loan average balances resulted from loan originations, loan purchases and the MegaBank acquisition. The lower mortgage-backed and investment securities average balances reflect principal repayments and the $73.1 million mortgage-backed securities sale in March 1996. The increase in rates earned on average assets resulted from a change in the mix of earning assets to higher earning loans from lower earning mortgage-backed and investment securities. The lower rates paid on liabilities, other than deposits , primarily resulted from lower rates and balances of securities sold under agreements to repurchase. During the year ended December 31, 1995, BankAtlantic's average earning assets and average interest bearing liabilities increased compared to the 1994 period. BankAtlantic's rates earned on assets and average rates paid on liabilities also increased. The higher balances and yields on earning assets increased interest income by $25.9 million and $5.7 million, respectively. Likewise, the higher balances and rates paid on interest bearing liabilities increased interest expense by $14.7 million and $9.5 million, respectively. The increase in balances on earning assets and interest paying liabilities was the result of the acquisition of MegaBank, loan originations, and the purchases of mortgage-backed and investment securities during 1994 and 1995. The higher rates earned on earning assets reflects a higher interest rate environment and a $1.4 million reversal of tax certificate interest income in the 1994 period. The higher rates paid on liabilities reflect the rising interest rate environment and the shift in the deposit mix. During the year ended December 31, 1994, BankAtlantic's average interest earning assets and interest bearing liabilities increased. The average rates earned on assets declined whereas the rates paid on liabilities slightly increased. The higher balances on earning assets increased interest income by $8.7 million and the lower rates earned on assets decreased interest income by $4.1 million. The increased interest income was partially offset by $5.3 million of additional interest expense due to higher volume. The decline in rates on earning assets also includes the $1.4 million reversal of tax certificate interest income.

     The net interest margin was 4.19% and 3.75% for the three months ended March 31, 1996 and 1995, respectively. The increased margin resulted from a change in the mix of earning assets mentioned above and, primarily, lower rates and balances of securities sold under agreements to repurchase. The net interest margin was 4.04%, 4.32% and 4.90% for the three years ended December 31, 1995, 1994 and 1993, respectively. The reduced margin during 1995 resulted from higher deposit and borrowings expense due to rising short term interest rates, and the shift in the deposit mix and increased borrowings. The increase in borrowing rates were partially offset by higher rates earned on loans, mortgage-backed and investment securities. The reduced margin during 1994 compared to 1993 was due to lower yields earned on investments and mortgage-backed securities, and rising short-term interest rates on increased borrowings. This was partially offset by higher loan rates, and the redemption of all Capital Notes and other subordinated debentures during late 1993. The 1994 margin was impacted by the $1.4 million reversal of tax certificate interest income.

     As described in "Asset and Liability Management", BankAtlantic has attempted to shift the composition of its loan portfolio to shorter term, adjustable rate, higher yielding loans from traditional fixed rate, long term residential loans. This change in portfolio composition is intended to produce a continuing reduction in

BankAtlantic's interest rate margin volatility. However, permanent (5-7 year) commercial real estate loans are generally considered to involve a higher risk of default than single-family residential loans. Repayment of construction and permanent commercial real estate loans is generally dependent on the successful operation of the related real estate project and thus may be subject, to a greater extent, to adverse conditions in the real estate market or in the economy. Construction loans involve additional risks because loan funds are advanced upon the security of the project under construction, which is of uncertain value prior to completion of construction.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                          YIELDS EARNED AND RATES PAID

                                                       FOR THE THREE MONTHS ENDED                         FOR THE YEARS ENDED
                                     ---------------------------------------------------------------     ---------------------
                                            MARCH 31, 1996                    MARCH 31, 1995               DECEMBER 31, 1995
                                     -----------------------------     -----------------------------     ---------------------
                                      AVERAGE     REVENUE/   YIELD/     AVERAGE     REVENUE/   YIELD/     AVERAGE     REVENUE/
                                      BALANCE     EXPENSE    RATE       BALANCE     EXPENSE    RATE       BALANCE     EXPENSE
                                     ----------   --------   -----     ----------   --------   -----     ----------   --------
                                                                      (DOLLARS IN THOUSANDS)
INTEREST EARNING ASSETS
Loans:(A)
 Real estate.......................  $  586,744   $13,426    9.15 %    $  449,909   $10,426    9.27 %    $  499,275   $47,591
 Consumer..........................     203,811     5,265    10.33        165,918     4,262    10.27        192,409    19,636
 Commercial business...............      69,624     1,642    9.43          43,054     1,055    9.80          58,374     5,614
                                     ----------   --------   -----     ----------   --------   -----     ----------   --------
Total loans........................     860,179    20,333    9.46         658,881    15,743    9.56         750,058    72,841
                                     ----------   --------   -----     ----------   --------   -----     ----------   --------
Banker's acceptances...............           0         0    0.00               0         0    0.00               0         0
Mortgage-backed securities held to
 maturity(E).......................           0         0    0.00         617,513    10,067    6.52         573,995    37,855
Debt securities available for
 sale(B)(E)........................     647,093    10,500    6.49          69,652     1,400    8.04          89,757     7,207
Investment securities(C)(E)........      57,703     1,204    8.35         207,298     3,204    6.18         178,449    12,019
Federal funds sold.................       4,107        55    5.36           2,619        38    5.80           2,571       155
                                     ----------   --------   -----     ----------   --------   -----     ----------   --------
 Total mortgage-backed and
   investment securities...........     708,903    11,759    6.64         897,082    14,709    6.56         844,772    57,236
                                     ----------   --------   -----     ----------   --------   -----     ----------   --------
Total interest earning assets......   1,569,082    32,092    8.18 %     1,555,963    30,452    7.83 %     1,594,830   130,077
                                     ----------   --------   -----     ----------   --------   -----     ----------   --------
Total non-interest earning
 assets............................     137,658                           140,852                           130,008
                                     ----------                        ----------                        ----------
Total assets.......................  $1,706,740                        $1,696,815                        $1,724,838
                                     ===========                       ===========                       ===========
INTEREST BEARING LIABILITIES
Deposits:
 Savings...........................  $  105,613   $   436    1.66 %    $  114,088   $   540    1.92 %    $  109,068   $ 1,987
 NOW, money funds and checking.....     422,211     2,569    2.44         421,965     3,185    3.06         421,135    11,591
 Certificate accounts..............     684,172     9,374    5.50         567,960     6,608    4.72         607,300    33,068
                                     ----------   --------   -----     ----------   --------   -----     ----------   --------
Total deposits.....................   1,211,996    12,379    4.10       1,104,013    10,333    3.80       1,137,503    46,646
                                     ----------   --------   -----     ----------   --------   -----     ----------   --------
Securities sold under agreements to
 repurchase........................      63,952       700    4.39         240,092     3,706    6.26         186,592    10,815
Advances from FHLB.................     145,096     2,027    5.60         112,087     1,606    5.81         125,246     7,449
Federal funds purchased............       1,519        18    4.75             610         8    5.32
Other borrowings...................      21,001       496    9.47              80         2    10.14          7,303       776
                                     ----------   --------   -----     ----------   --------   -----     ----------   --------
Total interest bearing
 liabilities.......................   1,443,564    15,620    4.34 %     1,456,882    15,655    4.36 %     1,456,644    65,686
                                     ----------   --------   -----     ----------   --------   -----     ----------   --------
NON-INTEREST BEARING LIABILITIES
 DDA and escrows accounts..........     134,863                           109,573                           135,027
 Other liabilities.................      11,313                            21,698                            18,278
                                     ----------                        ----------                        ----------
Total non-interest bearing
 liabilities.......................     146,176                           131,271                           153,305
                                     ----------                        ----------                        ----------
Stockholders' equity...............     117,000                           108,662                           114,889
                                     ----------                        ----------                        ----------
Total liabilities and stockholders'
 equity............................  $1,706,740                        $1,696,815                        $1,724,838
                                     ===========                       ===========                       ===========
Net interest income/net interest
 spread............................               $16,472    3.84 %                 $14,797    3.47 %                 $64,391
                                                  ========== =====                  ========== =====                  ==========
MARGIN
Interest income/interest earnings
 assets............................                          8.18 %                            7.83 %
Interest expense/interest earnings
 assets............................                          3.99                              4.08 %
                                                             -----                             -----
Net interest margin................                          4.19 %                            3.75 %
                                                             =====                             =====


                                                     DECEMBER 31, 1994                 DECEMBER 31, 1993
                                               -----------------------------     -----------------------------
                                     YIELD/     AVERAGE     REVENUE/   YIELD/     AVERAGE     REVENUE/   YIELD/
                                     RATE       BALANCE     EXPENSE    RATE       BALANCE     EXPENSE    RATE
                                     -----     ----------   --------   -----     ----------   --------   -----

INTEREST EARNING ASSETS
Loans:(A)
 Real estate.......................  9.53 %    $  372,031   $33,022    8.89 %    $  322,376   $28,194    8.75 %
 Consumer..........................  10.21        122,235    14,118    11.55        169,550    17,183    10.13
 Commercial business...............  9.62          26,647     2,286    8.58          31,012     1,958    6.31
                                     -----     ----------   --------   -----     ----------   --------   -----
Total loans........................  9.71         520,913    49,426    9.49         522,938    47,335    9.05
                                     -----     ----------   --------   -----     ----------   --------   -----
Banker's acceptances...............  0.00          12,366       406    3.28           9,379       314    3.35
Mortgage-backed securities held to
 maturity(E).......................  6.59         514,460    30,550    5.94         406,943    24,891    6.12
Debt securities available for
 sale(B)(E)........................  8.03          64,891     5,542    8.54         110,352     9,412    8.53
Investment securities(C)(E)........  6.74         209,588    12,579    6.00         130,788    11,942    9.13
Federal funds sold.................  6.03             924        46    4.98             693        22    3.17
                                     -----     ----------   --------   -----     ----------   --------   -----
 Total mortgage-backed and
   investment securities...........  6.78         802,229    49,123    6.12         658,155    46,581    7.08
                                     -----     ----------   --------   -----     ----------   --------   -----
Total interest earning assets......  8.16 %     1,323,142    98,549    7.45 %     1,181,093    93,916    7.95 %
                                     -----     ----------   --------   -----     ----------   --------   -----
Total non-interest earning
 assets............................               114,545                           107,893
                                               ----------                        ----------
Total assets.......................            $1,437,687                        $1,288,986
                                               ===========                       ===========
INTEREST BEARING LIABILITIES
Deposits:
 Savings...........................  1.82 %    $  122,667   $ 2,116    1.72 %    $  128,257   $ 2,363    1.84 %
 NOW, money funds and checking.....  2.75         457,529    10,751    2.35         451,382    11,413    2.53
 Certificate accounts..............  5.45         442,107    18,779    4.25         435,565    18,022    4.14
                                     -----     ----------   --------   -----     ----------   --------   -----
Total deposits.....................  4.10       1,022,303    31,646    3.10       1,015,204    31,798    3.14
                                     -----     ----------   --------   -----     ----------   --------   -----
Securities sold under agreements to
 repurchase........................  5.80         105,462     4,809    4.56          33,962     1,082    3.19
Advances from FHLB.................  5.95          99,540     4,976    5.00          43,006     2,359    5.49
Federal funds purchased............
Other borrowings...................  10.63              0         0    0.00           6,161       748    12.14
                                     -----     ----------   --------   -----     ----------   --------   -----
Total interest bearing
 liabilities.......................  4.51 %     1,227,305    41,431    3.38 %     1,098,333    35,987    3.28 %
                                     -----     ----------   --------   -----     ----------   --------   -----
NON-INTEREST BEARING LIABILITIES
 DDA and escrows accounts..........                97,477                            92,577
 Other liabilities.................                14,265                            22,666
                                               ----------                        ----------
Total non-interest bearing
 liabilities.......................               111,742                           115,243
                                               ----------                        ----------
Stockholders' equity...............                98,640                            75,410
                                               ----------                        ----------
Total liabilities and stockholders'
 equity............................            $1,437,687                         1,288,986
                                               ===========                       ===========
Net interest income/net interest
 spread............................  3.65 %                 $57,118    4.07 %                 $57,929    4.67 %
                                     =====                  ========== =====                  ========== =====
MARGIN
Interest income/interest earnings
 assets............................  8.16 %                            7.45 %                            7.95 %
Interest expense/interest earnings
 assets............................  4.12                              3.13                              3.05
                                     -----                             -----                             -----
Net interest margin................  4.04 %                            4.32 %                            4.90 %
                                     =====                             =====                             =====
- ---------------
(A) Includes non-accruing loans.
(B) Average balances were based on amortized cost.
(C) Includes securities purchased under agreements to resell, tax certificates and interest-bearing deposits.
(D) Excludes the 1993 IRS settlement interest income of $587,000.
(E) Effective December 15, 1995, all mortgage-backed and investment securities, excluding tax certificates than classified as held to maturity were reclassified to available for sale.

                              RATE/VOLUME ANALYSIS

                         THREE MONTHS ENDED MARCH 31,
                                                             YEAR ENDED DECEMBER 31, 1995         YEAR ENDED DECEMBER 31, 1994
                        1996 COMPARED TO THREE MONTHS       COMPARED TO YEAR ENDED DECEMBER      COMPARED TO YEAR ENDED DECEMBER
                             ENDED MARCH 31, 1995                      31, 1994                             31, 1993
                       --------------------------------     -------------------------------     ---------------------------------
                       VOLUME(A)      RATE       TOTAL      VOLUME(A)      RATE      TOTAL      VOLUME(A)      RATE      TOTAL(C)
                       ---------     ------     -------     ---------     ------     ------     ---------     ------     --------
                       (IN THOUSANDS)
INCREASE (DECREASE)
 DUE TO:
Loans................     4,755        (165)      4,590       22,322       1,093     23,415            8       2,083       2,091
Banker's
 acceptances.........         0           0           0         (406)          0       (406)          99          (7)         92
Mortgage-backed
 securities..........   (10,067)          0     (10,067)       3,961       3,344      7,305        7,735      (2,076)      5,659
Debt securities
 available for
 sale................     9,370        (270)      9,100        1,996        (331)     1,665       (3,877)          7      (3,870)
Investment
 securities..........    (3,125)      1,125      (2,000)      (2,111)      1,551(B)    (560)       4,731      (4,094)(B)     637
Federal funds sold...        20          (3)         17           99          10        109           11          13          24
                       ---------     ------     -------     ---------     ------     ------     ---------     ------     --------
Total earnings
 assets..............       953         687       1,640       25,861       5,667     31,528        8,707      (4,074)      4,633
                       ---------     ------     -------     ---------     ------     ------     ---------     ------     --------
Interest expense:
Deposits:
 Savings.............       (30)        (74)       (104)        (251)        122       (129)         (93)       (154)       (247)
 NOW, money funds,
   and checking......        38        (654)       (616)        (990)      1,830        840          150        (812)       (662)
 Certificate
   accounts..........     1,658       1,108       2,766        8,984       5,305     14,289          278         479         757
                       ---------     ------     -------     ---------     ------     ------     ---------     ------     --------
Total deposits.......     1,666         380       2,046        7,743       7,257     15,000          335        (487)       (152)
                       ---------     ------     -------     ---------     ------     ------     ---------     ------     --------
Securities sold under
 agreements to
 repurchase..........    (1,884)     (1,122)     (3,006)       4,698       1,308      6,006        3,262         465       3,727
Advances from FHLB...       480         (59)        421        1,527         946      2,473        2,827        (210)      2,617
Federal funds
 purchased...........        11          (1)         10            0           0          0            0           0           0
Other borrowings.....       494           0         494          776           0        776         (748)          0        (748)
                       ---------     ------     -------     ---------     ------     ------     ---------     ------     --------
                           (899)     (1,182)     (2,081)       7,001       2,254      9,255        5,341         255       5,596
                       ---------     ------     -------     ---------     ------     ------     ---------     ------     --------
Total
 interest-bearing
 liabilities.........       767        (802)        (35)      14,744       9,511     24,255        5,676        (232)      5,444
                       ---------     ------     -------     ---------     ------     ------     ---------     ------     --------
Change in net
 interest income.....       186       1,489       1,675       11,117      (3,844)     7,273        3,031      (3,842)       (811)
                       ===========   =======    ========    ============  =======    =======    ============  =======    =========

- ---------------

(A) Changes attributable to rate/volume have been allocated to volume.
(B) Includes $1.4 million reversal of accrued interest on tax certificates.
(C) Excludes the 1993 IRS settlement interest income of $587,000.

PROVISION FOR LOAN LOSSES AND PROVISION FOR (REVERSAL OF) LOSSES ON REAL ESTATE OWNED

     The provision for loan losses for first quarter 1996 was $940,000 compared to $176,000 during the comparable 1995 period. The 1996 increase reflects $1.2 million of consumer loan net charge-offs compared to $362,000 during the first quarter of 1995 and $171,000 of commercial non-mortgage loan net recoveries in 1996 compared to $491,000 of net recoveries during the first quarter of 1995. The increase in 1996 consumer loan charge-offs related to a $692,000 increase in indirect automobile loan charge-offs. BankAtlantic re-entered the indirect automobile lending market upon its acquisition of MegaBank. The increase in the indirect automobile loans was due to loans acquired in connection with the acquisition as well as subsequent production. A determination was made during the first quarter of 1996 to temporarily decrease production of indirect automobile loans pending the integration of newly hired automobile lending personnel. Subject Portfolio charge-offs during the three months ended March 31, 1996 were $278,000 compared to $340,000 during the comparable 1995 period. There were no recoveries relating to the Covenant and the Subject Portfolio during the three months ended March 31, 1996 and 1995.

     During the years ended December 31, 1995, 1994 and 1993, the provision for loan losses was $4.2 million, $2.3 million and $3.5 million, respectively. The provision in each of these years was substantially impacted by increasing consumer loan balances. Consumer loan net charge-offs amounted to $3.3 million, $1.5 million and $2.1 million in 1995, 1994 and 1993, respectively. Consumer loan net charge-offs were significantly impacted by recoveries of zero, $1.2 million and $1.0 million associated with the Covenant and the Subject Portfolio during 1995, 1994 and 1993, respectively. The remaining increase in 1995 consumer loan net charge-offs resulted from the acquisition and continuation of MegaBank's indirect automobile loan operations and portfolio ($52.8 million at acquisition). In addition, the 1995 provision reflects $738,000 of commercial business loan recoveries compared to $565,000 and $262,000 in 1994 and 1993, respectively. Included in commercial real estate and business loan charge-offs during 1994 was a $1.4 million business loan. Specific allowances were established for this loan during prior years. The allowance for loan losses increased by $2.8 million during 1995. Of the increase in the allowance for loan losses, $1.9 million was the amount of the MegaBank allowance for loan losses at the date of acquisition by BankAtlantic. The remaining increase in the allowance for loan losses resulted from a $200,000 specific allowance established for an office building loan and a $600,000 increase in loan loss allowances based on current delinquency trends, charge-off trends and portfolio levels.

     BankAtlantic's "risk elements" consist of restructured loans and "non-performing" assets. The classification of loans as "non-performing" is generally based upon non-compliance with loan performance and collateral coverage standards, as well as management's assessment of problems related to the borrower's or guarantor's financial condition. BankAtlantic generally designates any loan that is 90 days or more delinquent as non-performing. BankAtlantic may also designate loans as non-performing prior to the loan becoming 90 days delinquent if the borrower's ability to repay is questionable. A "non-performing" classification alone does not indicate an inherent principal loss; however, it generally indicates that management does not expect the asset to earn a contractual rate in the current period. Restructured loans are loans for which BankAtlantic has modified the loan terms due to the financial difficulties of the borrower.

     At March 31, 1996, December 31, 1995, 1994 and 1993, restructured loans were $3.5 million, $2.5 million, $1.6 million and $2.6 million, respectively. Non-performing assets, net of write downs and allowances, were $19.2 million at March 31, 1996 compared to $21.5 million, $23.2 million and $20.0 million during December 31, 1995, 1994 and 1993, respectively. At the February 1995 acquisition date total non-performing assets relating to the MegaBank portfolio were approximately $900,000.

     Risk elements, net of write downs and dispositions, decreased by $1.3 million at March 31, 1996 to $22.7 million and decreased by $836,000 at December 31, 1995 to $24.0 million and increased by $2.2 million to $24.9 million at December 31, 1994. The decrease in total risk elements at March 31, 1996 primarily relates to decreases in non-accruals and loans contractually past due 90 days or more. The above 1996 decreases were partially offset by increases in repossessed assets and restructured loans. The $2.2 million decrease in 1996 nonaccrual loans relates to a $1.2 million commercial real estate loan restructured during the first quarter of 1996, and the foreclosure of a $700,000 commercial real estate loan. These two loans also account for the 1996 increase in real estate owned and restructured loans. Also during 1996, residential and tax certificate nonaccrual balances and loans contractually past due 90 days or more declined by $328,000, $335,000, and $241,000, respectively. The reduction in total risk elements during 1995 primarily relates to lower levels of non-performing assets partially offset by a higher level of restructured loans and loans contractually past due 90 days or more and still accruing. The lower 1995 real estate owned balances resulted from the sales of $3.3 million of real estate owned offset by a $1.2 million net reversal of allowance for losses on real estate owned, and transfers of $1.0 million of loans to real estate owned. Non-accrual tax certificates declined due to lower balances relating to reduced investment in tax certificates in 1995 and 1994, repayments and charge-offs. The lower 1995 non-accrual commercial real estate and business loan balances and the higher amounts in restructured loans reflect the restructuring of a $3.0 million commercial real estate loan. BankAtlantic received a $600,000 payment when the loan was restructured. For financial statement purposes such payment was initially recorded as a reduction in the basis of the loan. The $800,000 increase in loans contractually past due 90 days or more and still accruing relates to two commercial real estate loans. The 1995 decrease in non-accrual loans was partially offset by a $510,000 increase in residential real estate non-accrual loans and a transfer of a $2.4 million commercial real estate loan to a non-accruing status. The 1994 risk element net increase primarily related to a $3.2 million increase in non-performing assets, partially offset by a $1.0 million decrease in restructured loans. The increase in non-performing assets resulted from non-accrual assets increasing $7.6 million, offset by a $1.8 million decline in loans past due 90 days and still accruing, and a $2.6 million decline in repossessed assets. The $7.6 million increase in non-accrual assets was due to the $3.6 million increase in tax certificates and a $5.5 million increase in non-accrual commercial real estate and business loans, partially offset by lower residential real estate and consumer non-accruing loan balances. The inclusion of tax certificates was caused by a change in methodology for classifying tax certificates and for calculating the allowance for tax certificate losses. This change in methodology was based upon discussions with certain regulatory agencies. The increase in commercial real estate and business non-accrual loans was primarily due to three commercial real estate loans. Loans contractually past due 90 days or more declined $1.8 million. The change in restructured loans resulted from: (i) two commercial real estate loans totaling $1.2 million performed based on the restructured terms for one year and were transferred to an accruing status, (ii) a $1.1 million commercial real estate loan became delinquent and was reclassified as a non-accrual loan, and (iii) a $1.6 million commercial land loan, classified as a non-performing loan at December 31, 1993 was restructured during the year ended December 31, 1994.

     At March 31, 1996 and December 31, 1995 gross real estate loans amounted to $707.9 million and $652.3 million, respectively, of which $198.4 million and $179.7 million, respectively, were residential real estate loans which management believes carry minimal credit risk. The remaining real estate loans consisted of $375.8 million and $350.2 million of commercial real estate loans and $133.8 million and $122.4 million of construction and development loans at March 31, 1996 and December 31, 1995, respectively. Gross other loans amounted to $276.6 million and $286.4 million at March 31, 1996 and December 31, 1995, respectively, and included commercial business loans and consumer (including second mortgage) loans of $63.6 million and $64.2 million and $212.9 million and $222.2 million at March 31, 1996 and December 31, 1995, respectively. Commercial real estate, commercial business and consumer loans generally involve greater risks of collectibility than residential loans; however, management does not believe that such risks have been greater than normal industry experience for these types of loans except for the Subject Portfolio discussed under "Financial Condition."

     During the year ended December 31, 1995, management reversed $1.2 million from the allowance for real estate owned ($1.0 million during the three months ended March 31, 1995). This decision primarily related to the sale of several parcels of vacant land. Real estate owned charged-off during the year ended December 31, 1995 was $213,000 and related to vacant land acquired in connection with the MegaBank acquisition. There were no real estate owned charge-offs during the three months ended March 31, 1996 and 1995. During the years ended December 31, 1994, and 1993, BankAtlantic's provisions for losses on real estate owned were $140,000 and $2.7 million, respectively. For the years ended December 31, 1994, and 1993 charge-offs were $40,000, and $775,000, respectively. The allowance for real estate owned is established by management based on its evaluation of foreclosed properties.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                                                                            RISK ELEMENTS
                                        -------------------------------------------------------------------------------------
                                                                                    DECEMBER 31,
                                        MARCH 31,      ----------------------------------------------------------------------
                                           1996           1995           1994           1993           1992           1991
                                        ----------     ----------     ----------     ----------     ----------     ----------
                                                                       (DOLLARS IN THOUSANDS)
CONTRACTUALLY PAST DUE 90 DAYS OR MORE
Commercial real estate and
  business(1).........................  $   1,295      $    1,536     $      736     $    2,580     $    1,108     $      689
NON-ACCRUAL
Residential...........................      1,900           2,228          1,718          2,468          3,642          3,514
Commercial real estate and business...      6,551           8,361          9,325          3,802          5,317          5,660
Consumer..............................        522             585            270            976          1,477          4,095
Tax certificates(2)...................      1,709           2,044          3,578              0              0            476
                                        ----------     ----------     ----------     ----------     ----------     ----------
                                           10,682          13,218         14,891          7,246         10,436         13,745
REPOSSESSED
Residential real estate owned.........        199             231            303            319            756          1,660
Commercial real estate owned..........      6,538           6,048          6,935          9,332         14,241         19,635
Consumer..............................        528             461            350            512            461            902
                                        ----------     ----------     ----------     ----------     ----------     ----------
                                            7,265           6,740          7,588         10,163         15,458         22,197
                                        ----------     ----------     ----------     ----------     ----------     ----------
TOTAL NON-PERFORMING ASSETS...........     19,242          21,494         23,215         19,989         27,002         36,631
                                        ----------     ----------     ----------     ----------     ----------     ----------
RESTRUCTURED LOANS
Commercial real estate and business...      3,456           2,533          1,648          2,647          2,661          7,580
                                        ----------     ----------     ----------     ----------     ----------     ----------
TOTAL RISK ELEMENTS...................  $  22,698      $   24,027     $   24,863     $   22,636     $   29,663     $   44,211
                                        =========       =========      =========      =========      =========      =========
Total risk elements as a percentage
  of:
  Total assets........................       1.38 %          1.37%          1.61%          1.67%          2.28%          3.04%
                                        =========       =========      =========      =========      =========      =========
  Loans, tax certificates and net real
    estate owned......................       2.44 %          2.65%          3.92%          3.78%          4.18%          5.08%
                                        =========       =========      =========      =========      =========      =========
TOTAL ASSETS..........................  $1,642,825     $1,750,689     $1,539,653     $1,359,195     $1,303,071     $1,455,822
                                        =========       =========      =========      =========      =========      =========
TOTAL LOANS, TAX CERTIFICATES AND NET
  REAL ESTATE OWNED...................  $ 931,237      $  905,413     $  634,001     $  599,504     $  709,482     $  870,806
                                        =========       =========      =========      =========      =========      =========
Allowance for loan losses.............  $  18,700      $   19,000     $   16,250     $   17,000     $   16,500     $   13,750
                                        =========       =========      =========      =========      =========      =========
Total tax certificates................  $  42,452      $   51,504     $   64,117     $   86,897     $  121,323     $  107,246
                                        =========       =========      =========      =========      =========      =========
Allowance for tax certificate
  losses..............................  $   1,915      $    1,648     $    2,985     $    2,970     $    1,558     $      795
                                        =========       =========      =========      =========      =========      =========

- ---------------

(1) The majority of these loans have matured and the borrower continues to make payments under the matured loan agreement. BankAtlantic is in the process of renewing or extending these matured loans.
(2) Classification results from a change in methodology for classifying tax certificates and calculating related allowance from the methodology used in 1993 and prior years.

     The above schedule reflects, at March 31, 1996, all loans where known information about the possible credit problems of the borrower caused management to have serious doubts as to the ability of the borrower to comply with present loan repayment terms and which may result in disclosure of such loans in the future.

     Interest income which would have been recorded under the original terms of nonaccrual and restructured loans and the interest income actually recognized for the years indicated are summarized below (in thousands):

                                                   FOR THE THREE
                                                   MONTHS ENDED             FOR THE YEARS
                                                     MARCH 31,            ENDED DECEMBER 31,
                                                   -------------     ----------------------------
                                                   1996     1995      1995       1994       1993
                                                   ----     ----     ------     ------     ------
Interest income which would have been recorded...  $321     $318     $1,393     $1,170     $1,068
Interest income recognized.......................   (94)     (37)      (519)      (443)      (486)
                                                   ----     ----     ------     ------     ------
Interest income foregone.........................  $227     $281     $  874     $  727     $  582
                                                   ====     ====     ======     ======     ======

     Changes in the allowance for loan losses were (dollars in thousands):

                                             FOR THE THREE
                                             MONTHS ENDED                           FOR THE YEARS ENDED
                                               MARCH 31,                               DECEMBER 31,
                                          -------------------     -------------------------------------------------------
                                           1996        1995        1995        1994        1993        1992        1991
                                          -------     -------     -------     -------     -------     -------     -------
Balance, beginning of period(1).........  $19,000     $16,250     $16,250     $17,000     $16,500     $13,750     $15,741
Charge-offs:
  Commercial business loans.............       (3)          0        (382)     (1,647)       (835)       (776)     (1,694)
  Commercial real estate loans..........     (238)       (222)       (222)       (220)          0      (1,028)       (126)
  Consumer loans........................   (1,610)       (684)     (4,566)     (3,829)     (4,322)    (10,430)    (18,903)
  Residential real estate loans.........       (3)        (75)       (263)       (272)       (302)       (445)       (133)
                                          -------     -------     -------     -------     -------     -------     -------
                                           (1,854)       (981)     (5,433)     (5,968)     (5,459)    (12,679)    (20,856)
                                          -------     -------     -------     -------     -------     -------     -------
Recoveries:
  Commercial business loans.............      174         491         738         565         262         175         191
  Commercial real estate loans..........       38           0         102          18           6          20          99
  Consumer loans........................      402         322       1,219       2,336       2,231       8,584       1,035
  Residential real estate loans.........        0           0           0           0          10           0           0
                                          -------     -------     -------     -------     -------     -------     -------
                                              614         813       2,059       2,919       2,509       8,779       1,325
                                          -------     -------     -------     -------     -------     -------     -------
Net charge-offs.........................   (1,240)       (168)     (3,374)     (3,049)     (2,950)     (3,900)    (19,531)
Additions charged to operations.........      940         176       4,182       2,299       3,450       6,650      17,540
Allowance for loan losses acquired......        0       1,942       1,942           0           0           0           0
                                          -------     -------     -------     -------     -------     -------     -------
Balance, end of period..................  $18,700     $18,200     $19,000     $16,250     $17,000     $16,500     $13,750
                                          =======     =======     =======     =======     =======     =======     =======
Allowance as a percentage of(1):
  Total loans...........................     2.12%       2.54%       2.24%       2.89%       3.38%       2.88%       1.85%
  Total loans including banker's
    acceptances.........................     2.12%       2.54%       2.24%       2.89%       2.77%       2.88%       1.85%
                                          =======     =======     =======     =======     =======     =======     =======
  Non-performing assets(1)..............    97.18%      79.62%      97.69%      82.75%      85.05%      61.11%      37.54%
                                          =======     =======     =======     =======     =======     =======     =======
Ratio of net charge-offs to average
  outstanding loans.....................     0.58%       0.10%       0.45%       0.59%       0.56%       0.60%       2.23%
                                          -------     -------     -------     -------     -------     -------     -------
Ratio of net charge-offs to average
  outstanding loans plus banker's
  acceptances...........................     0.58%       0.10%       0.45%       0.57%       0.55%       0.60%       2.23%
                                          =======     =======     =======     =======     =======     =======     =======

- ---------------

(1) Excluding tax certificates. The allowance for tax certificates as a percentage of total tax certificates was 4.51% and 3.20%, 5.64%, 4.66%, 3.47%, 1.28%, and 0.74%, at March 31, 1996 and 1995 and each of the years in the five-year period ended December 31, 1995, and as a percentage of non-performing tax certificates was 112.05%, 98.84%, 80.63%, 83.43% and 167.02% at March 31, 1996 and 1995, and December 31, 1995, 1994 and 1991,
     respectively.

     The table below presents an allocation of the allowance for loan losses among various loan classifications and sets forth the percentage of loans in each category to total loans. The allowance shown in the table should not be interpreted as an indication that charge-offs in future periods will occur in these amounts or proportions or that the allowance indicates future charge off trends.

                          MARCH 31, 1996           DECEMBER 31, 1995          DECEMBER 31, 1994          DECEMBER 31, 1993
                     ------------------------   ------------------------   ------------------------   ------------------------
                     ALLOCATION   PERCENT OF    ALLOCATION   PERCENT OF    ALLOCATION   PERCENT OF    ALLOCATION   PERCENT OF
                         OF       GROSS LOANS       OF       GROSS LOANS       OF       GROSS LOANS       OF       GROSS LOANS
                     ALLOWANCE      IN EACH     ALLOWANCE      IN EACH     ALLOWANCE      IN EACH     ALLOWANCE      IN EACH
                      FOR LOAN    CATEGORY TO    FOR LOAN    CATEGORY TO    FOR LOAN    CATEGORY TO    FOR LOAN    CATEGORY TO
                      LOSS BY     TOTAL GROSS    LOSS BY     TOTAL GROSS    LOSS BY     TOTAL GROSS    LOSS BY     TOTAL GROSS
                      CATEGORY       LOANS       CATEGORY       LOANS       CATEGORY       LOANS       CATEGORY       LOANS
                     ----------   -----------   ----------   -----------   ----------   -----------   ----------   -----------
                                                              (DOLLARS IN THOUSANDS)
Commercial
 business..........   $  2,528         6.46%     $  2,288         6.84%     $  1,109         4.00%     $  1,924         5.48%
Real estate........      6,367        71.91         6,657        69.49         8,102        75.82         6,038        67.29
Consumer(2)........      5,427        21.63         5,346        23.67         2,527        20.18         4,687        27.23
Unallocated........      4,378          N/A         4,709          N/A         4,512          N/A         4,351          N/A
                     ----------       -----     ----------       -----     ----------       -----     ----------       -----
                      $ 18,700       100.00%     $ 19,000       100.00%     $ 16,250       100.00%     $ 17,000       100.00%
                     ==========   ===========   ==========   ===========   ==========   ===========   ==========   ===========

                        DECEMBER 31, 1992
                     ------------------------
                     ALLOCATION   PERCENT OF
                         OF       GROSS LOANS
                     ALLOWANCE      IN EACH
                      FOR LOAN    CATEGORY TO
                      LOSS BY     TOTAL GROSS
                      CATEGORY       LOANS
                     ----------   -----------

Commercial
 business..........   $  2,676         5.69%
Real estate........      5,261        57.61
Consumer(2)........      5,613        36.70
Unallocated........      2,950          N/A
                     ----------       -----
                      $ 16,500       100.00%
                     ==========   ===========

- ---------------

(1) Excludes banker's acceptances.
(2) Includes second mortgage loans.

     Prior to 1992, BankAtlantic did not allocate the allowance for loan loss by category.

NON-INTEREST INCOME

     A financial summary of non-interest income follows:

                                                    FOR THE THREE     1995                                   1994     1993
                                                    MONTHS ENDED       TO            FOR THE YEARS            TO       TO
                                                      MARCH 31,       1996        ENDED DECEMBER 31,         1995     1994
                                                   ---------------   ------   ---------------------------   ------   ------
                                                    1996     1995    CHANGE    1995      1994      1993     CHANGE   CHANGE
                                                   ------   ------   ------   -------   -------   -------   ------   ------
                                                                                (IN THOUSANDS)
Loan servicing and other loan fees...............  $  838   $  975   $(137 )  $ 3,524   $ 3,365   $ 2,229   $ 159    $1,136
Gains on sales of loans originated for resale....     164       65      99        395       773     1,246    (378 )   (473 )
Unrealized and realized gain (losses) on trading
  account securities.............................       0      310    (310 )      589      (558)        0   1,147     (558 )
Gains on sales of mortgage servicing rights......       0        0       0      2,744       484         0   2,260      484
Gains on sales of debt securities available for
  sale                                              2,292        0   2,292          0         0         0       0        0
Other............................................   3,540    2,631     909     12,136     9,699     8,163   2,437    1,536
                                                   ------   ------   ------   -------   -------   -------   ------   ------
    Total non-interest income....................  $6,834   $3,981   $2,853   $19,388   $13,763   $11,638   $5,625   $2,125
                                                   ======   ======   =======  =======   =======   =======   =======  =======

     The decrease in loan servicing and other loan fees during the three month period in 1996 compared to the same period in 1995 resulted from higher amortization of mortgage servicing rights due to increased residential loan prepayments.

     Loan servicing and other loan fees increased during the three years ended December 31, 1995. The increase for the year ended December 31, 1995 compared to the same period during 1994 resulted from higher loan prepayment penalties and increased commercial loan commitment fee income. The higher 1994 income compared to 1993 resulted from an increase in loan servicing income. Income from loan servicing increased due to rising long term interest rates during the period causing lower amortization of mortgage servicing rights.

     During the third quarter of 1993, BankAtlantic established an investment policy to increase fee income by selling uncovered European put options on five-year treasury notes with notional principal not to exceed $10.0 million. During the three months ended March 31, 1994, BankAtlantic sold two $5.0 million U.S. Treasury European put options with expiration dates of April 27, 1994 and May 31, 1994, respectively. BankAtlantic acquired the two five-year treasury notes on the respective option expiration dates for $9.7 million and recorded the notes in the trading category. On May 11, 1995, in order to lock-in the market values on the above treasury notes, BankAtlantic purchased two 90 day U.S. Treasury European put options with the proceeds from the sale of two 90 day U.S. Treasury European call options. The put options and call options had $5.0 million notional principal each and expired on August 7, 1995. The realized and unrealized gain/loss is included in the Consolidated Statement of Operations under "trading account securities" and amounted to an unrealized gain of $310,000 for the three months ended March 31, 1995 and an unrealized loss of $558,000 for the year ended December 31, 1994, with the 1994 option proceeds reducing the call on the treasury notes. A net realized gain of $589,000 was recognized, inclusive of the 1995 options, for the year ended December 31, 1995 on the sale of the trading account securities upon exercise of the call option.

     During the year ended December 31, 1995 and 1994, BankAtlantic sold mortgage servicing rights with a book value of $5.6 million and $2.4 million, respectively, for gains as reported in the above table. These rights related to approximately $492.1 million and $233.0 million of loans serviced for others during 1995 and 1994, respectively. At March 31, 1996, December 31, 1995, 1994 and 1993, BankAtlantic serviced loans for the benefit of others amounting to approximately $2.3 billion, $1.8 billion, $1.9 billion and $1.9 billion, respectively. On February 1, 1996 BankAtlantic began sub-servicing $540 million of loans for BNA.

     The increase in other non-interest income during the first quarter of 1996 compared to the same 1995 period was due to higher fees earned on checking accounts, ATM services, lease income, and a $125,000 litigation settlement. Checking account income and ATM fees were $1.9 million and $668,000 for the first quarter 1996, respectively, compared to $1.6 million and $439,000 during the comparable 1995 period, respectively. Lease income increased from $96,000 during 1995 to $364,000 during the first quarter 1996. The additional lease income resulted from a rent settlement related to a leased property located in Broward

County. Non-interest income-other increased during the three years ended December 31, 1995. The higher income during the three year period primarily related to transaction account and ATM fee income. Transaction account and ATM fee income increased by $2.6 million during 1995 and $800,000 during 1994. Transaction account fee income was $7.0 million during 1995 compared to $5.4 million in 1994 and $4.9 million during 1993. The higher fee income during 1995 resulted from an increase in transaction account balances primarily from the MegaBank acquisition and an increase in the fees charged during the latter part of
1994 and 1995. ATM fee income was $2.0 million during 1995 compared to $958,000 and $639,000 during 1994 and 1993, respectively. During 1994, BankAtlantic installed 151 ATMs in Florida Wal-Mart and Sam's Club locations. In addition, 1994 other non-interest income was also favorably impacted by a $291,000 gain on the sale of an office building and a $332,000 dormant account settlement with the State of Florida. The settlement related to a review by the Florida Comptroller's Office (the "Comptroller") of BankAtlantic's procedures for the assessment of fees on dormant accounts. On June 30, 1994, all issues with the Comptroller were resolved, and in connection with such resolution, BankAtlantic remitted $250,000 to the Comptroller and reversed the remaining allowance and previously deferred fees, an aggregate of $332,000, to other non-interest income.

NON-INTEREST EXPENSE

     A financial summary of non-interest expense follows:

                                                   FOR THE THREE      1995                                   1994     1993
                                                   MONTHS ENDED        TO            FOR THE YEARS            TO       TO
                                                     MARCH 31,        1996        ENDED DECEMBER 31,         1995     1994
                                                 -----------------   ------   ---------------------------   ------   -------
                                                  1996      1995     CHANGE    1995      1994      1993     CHANGE   CHANGE
                                                 -------   -------   ------   -------   -------   -------   ------   -------
                                                                               (IN THOUSANDS)
Employee compensation and benefits.............  $ 7,368   $ 6,544   $ 824    $25,403   $22,382   $19,617   $3,021   $ 2,765
Occupancy and equipment........................    2,785     2,594     191     10,831     8,061     8,417   2,770       (356)
Federal insurance premium......................      591       687     (96 )    2,750     2,673     2,750      77        (77)
Advertising and promotion......................      507       612    (105 )    2,144     1,495       960     649        535
Foreclosed asset activity, net.................     (162)   (1,163)  1,001     (3,178)   (2,290)    1,243    (888 )   (3,533)
Amortization of cost over fair value of net
  assets acquired..............................      306       204     102      1,122         0         0   1,122          0
Other..........................................    3,120     2,397     723     12,088     9,764    10,546   2,324       (782)
                                                 -------   -------   ------   -------   -------   -------   ------   -------
    Total non-interest expenses................  $14,515   $11,875   $2,640   $51,160   $42,085   $43,533   $9,075   $(1,448)
                                                 =======   =======   =======  =======   =======   =======   =======  =======

     The increase in employee compensation and benefits for first quarter 1996 resulted from the number of employees increasing from 624 at December 31, 1994 to 746 at December 31, 1995 to 784 at March 31, 1996, as well as annual salary increases during 1995. The increase in the number of employees primarily relates to the acquisition of MegaBank effective February 1, 1995 and the opening of six branches during 1995. BankAtlantic opened three additional Wal-Mart Super Store branches during the second quarter of 1996 and the personnel for those branches were on staff at March 31, 1996. Occupancy and equipment expenses increased due to the new branches mentioned above and the branches acquired with the MegaBank acquisition. Depreciation expense increased during the comparative three month periods by $72,000. The additional depreciation expense resulted from the acquisition of MegaBank and the purchase of $5.5 million and $2.6 million of fixed assets during the year ended December 31, 1995 and the three months ended March 31, 1996, respectively. The increase in employee compensation and benefits for the year ended December 31, 1995 resulted from the increased number of full-time equivalent employees as well as annual salary increases during 1995. Approximately 70 of the new employees were associated with the acquisition of MegaBank and the remaining new employees primarily related to the six new branches opened during 1995. The increase in employee compensation and benefits for the year ended December 31, 1994 resulted from increased pension expense, annual salary increases, higher 1994 incentive bonuses and executive deferred compensation.

     Occupancy and equipment expenses increased during the year ended December 31, 1995 compared to the 1994 period due to the acquisition of MegaBank and the opening of three additional Florida west coast branches and three branches in South Florida. Furthermore, in December 1994 BankAtlantic converted to a service bureau for the servicing of its residential loans resulting in servicing expenses of $350,000 during the year ended December 31, 1995 compared to $93,000 during 1994. The service bureau conversion expanded BankAtlantic's capacity to service loans and is also intended to improve BankAtlantic's customer service. The decline in occupancy and equipment expense during 1994 when compared to 1993 resulted primarily from reduced depreciation expense partially offset by higher ATM rental expenses for leased ATMs in Florida Wal-Mart and Sam's Club locations during the same period.

     The increase in advertising and promotion for the year ended December 31, 1995 resulted from increased promotion of lending activities, branch openings and acquisition related advertising. The increase in advertising expense during the year ended December 31, 1994 was primarily due to increased media expenses incurred to promote new transaction account packages and lending activities.

     The components of "Foreclosed asset activity, net" are (in thousands):

                                               FOR THE THREE
                                               MONTHS ENDED                 FOR THE YEARS
                                                 MARCH 31,               ENDED DECEMBER 31,
                                             -----------------     -------------------------------
                                             1996       1995        1995        1994        1993
                                             -----     -------     -------     -------     -------
Real estate acquired in settlement of
  loans:
Operating expenses (income), net...........  $ (13)    $   (27)    $    41     $  (325)    $  (221)
Provision for (reversal of) losses on            0      (1,000)     (1,187)        140       2,675
  REO......................................
Net (gains) on sales(A)....................   (149)       (136)     (2,032)     (2,105)     (1,211)
                                             -----     -------     -------     -------     -------
Net (income) expense.......................  $(162)    $(1,163)    $(3,178)    $(2,290)    $ 1,243
                                             =====     =======     =======     =======     =======

- ---------------

(A) Including a $1.3 million gain related to a property originally acquired through a tax deed during the year ended December 31, 1995.

     The lower earnings in foreclosed asset activity, net during the three months ended March 31, 1996 was primarily due to a $1.0 million reversal of the allowance for losses on real estate owned during the three months ended March 31, 1995. This reversal reflected the sales of several parcels of vacant land. The improvement in foreclosed asset activity, net during the 1995 period compared to the same period in 1994 was primarily due to the reversal discussed above. The improvement in foreclosed asset activity, net during the year ended December 31, 1994 was primarily due to sales of real estate owned which resulted in lower related operating expenses, a lower provision for losses on real estate owned and an increase in gains on sales of foreclosed properties. For a further discussion, see "Provision for Loan Losses and Provision for (Reversal of) Losses on Real Estate Owned."

     The amortization of cost over fair value of net assets acquired relates to the MegaBank acquisition.

     The increase in other non-interest expense during the 1996 quarter compared to the 1995 quarter was caused by $220,000 of higher legal expenses, $217,000 increase in the provision for tax certificates, $126,000 of higher check losses, and $122,000 of additional stationery, printing, supplies and telephone expense. The higher legal expenses related to indirect consumer lending. The provision for tax certificates was $125,000 during the first quarter of 1996 compared to a $92,000 recovery during 1995. The additional stationery, printing, supplies and telephone expenses resulted from the additional six branches opened during 1995 and the MegaBank acquisition. Other non-interest expense increased during the year ended December 31, 1995 and decreased during the 1994 period. The additional 1995 non-interest expenses related to $538,000 of increased stationery, printing, supplies and telephone expenses, $660,000 of higher legal costs, a $283,000 increase in ATM expenses, a $260,000 decline in the provision for tax certificates and a write-off of $400,000 associated with a Senior Note offering withdrawn in March 1995. The increased stationery, printing, supplies and telephone expense were associated with the acquisition of five MegaBank branches and the opening of three South Florida branches and three Florida west coast branches. The higher legal expenses during 1995 related to $1.1 million of Subject Portfolio legal costs. During 1994 and 1993, legal costs were reimbursed pursuant to the terms of the Covenant, while only $120,000 were reimbursed during 1995. The ATM expense increase resulted from the addition of approximately 151 ATMs in Wal-Mart and Sam's Club Florida locations during 1994. Other non-interest expense decreased during the year ended December 31, 1994 due to a reduction of $1.5 million in the provision for tax certificates, partially offset by increased legal fees, ATM related expenses and operating expenses. The decline in the provision for tax certificates related to the change in methodology for classification of tax certificates and determination of the related allowance previously discussed under "Provision for Loan Losses and Provision for (Reversal of) Losses on Real Estate Owned". ATM related expenses during 1994 increased due to the ATM installations discussed above. Legal fees were $200,000 higher in 1994 primarily due to legal fee recoveries reflected in 1993 for various corporate loans.

MORTGAGE-BACKED SECURITIES, INVESTMENT SECURITIES AND LOANS

     In 1994, Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities ("FAS 115") was implemented and upon implementation, BankAtlantic transferred all of its fixed rate mortgage-backed securities having original terms of 15 and 30 years to maturity which were classified as held for sale during prior periods to available for sale at December 31, 1994. The effect of implementing FAS 115 at December 31, 1994 was to increase the amount stated for mortgage-backed securities available for sale by $314,000, record related deferred income taxes of $121,000, and reflect the net of these amounts, $193,000, as a separate component of stockholders' equity. During the year ended December 31, 1995 BankAtlantic acquired $10.0 million and $8.1 million of government obligations and collateralized mortgage obligations in connection with the MegaBank acquisition and designated these securities as available for sale. Based upon the guidance provided in a Special Report issued by the Financial Accounting Standards Board ("FASB"), BankAtlantic reassessed its security classifications, considering, among other issues, flexibility in management of the portfolio for liquidity and interest rate risk management as well as the potential SAIF special assessment discussed under "Liquidity and Capital Resources". As a result of this reassessment, effective December 15, 1995, BankAtlantic transferred all of its mortgage-backed securities and investment securities, excluding tax certificates, classified as held-to-maturity to available for sale. The securities transferred had a carrying value of $638.8 million and an estimated fair value of $644.1 million resulting in a net increase to stockholders' equity for the net unrealized appreciation of $3.3 million after deduction of applicable income taxes of $1.2 million. During the three months ended March 31, 1996 BankAtlantic sold $52.6 million of adjustable rate mortgage-backed securities and $20.5 million of 15 year mortgage-backed securities for a $2.3 million gain. During the three months ended March 31, 1996 and 1995, BankAtlantic sold $15.2 million and $4.6 million, respectively, of recently originated residential loans for gains of $164,000 and $65,000, respectively. During the years ended December 31, 1995, 1994 and 1993, BankAtlantic sold $34.2 million, $38.2 million and $45.0 million, respectively of recently originated fixed rate and adjustable rate residential loans for gains of $395,000, $773,000 and $1.2 million, respectively. BankAtlantic currently sells substantially all fixed rate residential real estate loans it originates and retains a portion of adjustable rate mortgages originated. During the year ended December 31, 1995 two $5.0 million treasury notes classified as trading account securities were sold for a $589,000 net realized gain. At December 31, 1994, the market value of trading account securities was less than BankAtlantic's original cost. The unrealized loss on trading account securities of $558,000 is reflected in the consolidated statement of operations for the year ended December 31, 1994. An unrealized gain on trading account securities of $310,000 was recognized as of March 31, 1995.

     A summary of the cost and gross unrealized appreciation or depreciation of estimated fair value compared to cost of investment securities held to maturity, investment securities held for trading, mortgage-backed securities held to maturity, and debt securities available for sale, follows (in thousands):

                                                              MARCH 31, 1996
                                         ---------------------------------------------------------
                                                          GROSS            GROSS         ESTIMATED
                                         AMORTIZED      UNREALIZED       UNREALIZED        FAIR
                                           COST        APPRECIATION     DEPRECIATION       VALUE
                                         ---------     ------------     ------------     ---------
Tax certificates held to maturity:
  Cost equals market...................  $ 40,537         $    0           $    0        $ 40,537
Investment securities available for
  sale(1):
  Cost equals market...................     1,912              0                0           1,912
  Market over cost.....................    31,667            599                0          32,266
  Cost over market.....................    48,199              0              430          47,769
Mortgage-backed securities available
  for sale(1):
  Cost equals market...................     4,630              0                0           4,630
  Market over cost.....................   257,074          4,818                0         261,892
  Cost over market.....................   213,015              0            1,709         211,306
                                         ---------     ------------     ------------     ---------
          Total........................  $597,034         $5,417           $2,139        $600,312
                                         =========     ===========      ===========      =========

- ---------------

(1) Amortized cost excludes net unrealized appreciation of $3.1 million and $169,000 on mortgage-backed and investment securities available for sale, respectively.

                                                                DECEMBER 31, 1995
                                               ---------------------------------------------------
                                                              GROSS          GROSS       ESTIMATED
                                               AMORTIZED    UNREALIZED     UNREALIZED      FAIR
                                                 COST      APPRECIATION   DEPRECIATION     VALUE
                                               ---------   ------------   ------------   ---------
Tax certificates held to maturity:
  Cost equals market.........................  $ 49,856      $      0        $    0      $ 49,856
Investment securities available for sale(1):
  Cost equals market.........................     1,956             0             0         1,956
  Market over cost...........................    43,482           827             0        44,309
  Cost over market...........................    48,075             0           288        47,787
Mortgage-backed securities available for
  sale(1):
  Market over cost...........................   449,509         9,822             0       459,331
  Cost over market...........................   139,447             0         1,027       138,420
                                               ---------   ------------   ------------   ---------
          Total..............................  $732,325      $ 10,649        $1,315      $741,659
                                               =========   ===========    ===========    =========

- ---------------

(1) Amortized cost excludes net unrealized appreciation of $8.8 million and $539,000 on mortgage-backed and investment securities available for sale, respectively.

                                                                DECEMBER 31, 1994
                                               ---------------------------------------------------
                                                              GROSS          GROSS       ESTIMATED
                                               AMORTIZED    UNREALIZED     UNREALIZED      FAIR
                                                 COST      APPRECIATION   DEPRECIATION     VALUE
                                               ---------   ------------   ------------   ---------
Investment securities held to maturity and
  trading account securities:
  Cost equals market.........................  $ 70,316        $  0         $      0     $ 70,316
  Cost over market(1)........................   141,460           0            5,006      136,454
Mortgage-backed securities held to maturity:
  Market over cost...........................     5,407          22                0        5,429
  Cost over market...........................   568,506           0           23,801      544,705
Mortgage-backed securities available for
  sale:(2)
  Market over cost...........................    46,073         487                0       46,560
  Cost over market...........................     7,582           0              173        7,409
                                               ---------     ------       ------------   ---------
          Total..............................  $839,344        $509         $ 28,980     $810,873
                                               =========   ===========    ===========    =========

- ---------------

(1) Amortized cost reflects $558 of gross unrealized depreciation for investment securities classified as trading account securities.
(2) Amortized cost excludes net unrealized appreciation of $314 on debt securities available for sale.

                                                                DECEMBER 31, 1993
                                                --------------------------------------------------
                                                              GROSS          GROSS       ESTIMATED
                                                  BOOK      UNREALIZED     UNREALIZED      FAIR
                                                 VALUE     APPRECIATION   DEPRECIATION     VALUE
                                                --------   ------------   ------------   ---------
Investment securities held to maturity:
  Cost equals market..........................  $ 83,927     $      0         $  0       $ 83,927
  Cost over market............................    13,774            0          113         13,661
Mortgage-backed securities held to maturity:
  Market over cost............................   406,337       10,164            0        416,501
  Cost over market............................    36,912            0           67         36,845
Mortgage-backed securities available for sale:
  Market over cost............................    83,116        4,456            0         87,572
                                                --------   ------------     ------       ---------
          Total...............................  $624,066     $ 14,620         $180       $638,506
                                                ========   ===========    ===========    =========

     At March 31, 1996 and December 31, 1995 all mortgage-backed and investment securities, excluding tax certificates, were available for sale, whereas during 1994 and 1993 only certain mortgage-backed securities with a fair value and amortized cost of $54.0 million and $53.7 million, respectively, at December 31, 1994 and $87.6 million and $83.1 million, respectively, at December 31, 1993 were classified as available for sale. During the three months ended March 31, 1996 BankAtlantic sold $73.1 million of mortgage-backed securities for a $2.3 million gain. During the three years ended December 31, 1995 there were no sales of any mortgage-backed or investment securities except $852,000 of securities categorized as available for sale upon their inclusion in BankAtlantic's portfolio in connection with the MegaBank acquisition. The composition, yields and maturities of debt securities (other than trading account securities) were as follows (in thousands):

                                         U.S.
                                      TREASURY,
                                       AGENCIES                     MORTGAGE       ASSET                   WEIGHTED
                                         AND            TAX          BACKED        BACKED                   AVERAGE
                                     CORPORATIONS   CERTIFICATES   SECURITIES    SECURITIES     TOTAL        YIELD
                                     ------------   ------------   -----------   ----------   ----------   ---------
MARCH 31, 1996:
MATURITY:(1)
  One year or less.................   $    6,276     $   30,920    $    23,425   $       0    $   60,621       7.50 %
  After one through five years.....       17,105          9,617        332,341      57,152       416,215       6.12
  After five through ten years.....          983              0         12,054           0        13,037       8.11
  After ten years..................          431              0        110,008           0       110,439       8.08
                                     ------------   ------------   -----------   ----------   ----------   ---------
Fair value.........................   $   24,795     $   40,537    $   477,828   $  57,152    $  600,312       6.62 %
                                     ------------   ------------   -----------   ----------   ----------   ---------
Amortized cost.....................   $   24,558     $   40,537    $   474,719   $  57,220    $  597,034       6.65 %
                                     ============   ===========    ===========   =========    ==========   =========
Weighted average yield based on
  fair value.......................         5.40%          7.91%          6.76%       4.82 %        6.65%
Weighted average maturity..........    2.6 years      2.0 years     8.08 years   3.2 years    6.97 years
                                     ------------   ------------   -----------   ----------   ----------
DECEMBER 31, 1995:
MATURITY:(1)
  One year or less.................   $    6,336     $   38,158    $     5,800   $       0    $   50,294       7.52 %
  After one through five years.....       17,305         11,698        367,540      68,939       465,482       6.56
  After five through ten years.....        1,007              0         36,207           0        37,214       6.85
  After ten years..................          465              0        188,204           0       188,669       6.87
                                     ------------   ------------   -----------   ----------   ----------   ---------
Fair value.........................   $   25,113     $   49,856    $   597,751   $  68,939    $  741,659       6.72 %
                                     ============   ===========    ===========   =========    ==========   =========
Amortized cost.....................   $   24,606     $   49,856    $   588,956   $  68,907    $  732,325       6.81 %
                                     ============   ===========    ===========   =========    ==========   =========
Weighted average yield based on
  fair value.......................         6.04%          7.86%          6.87%       4.81 %        6.72%
Weighted average maturity..........    3.1 years      2.0 years    10.86 years   3.5 years    9.84 years
                                     ------------   ------------   -----------   ----------   ----------
DECEMBER 31, 1994
Fair value.........................   $   12,279     $   61,132    $   604,103   $ 124,259    $  801,773       6.49 %
                                     ============   ===========    ===========   =========    ==========   =========
Amortized cost.....................   $   13,563     $   61,132    $   627,568   $ 127,981    $  830,244       6.27 %
                                     ============   ===========    ===========   =========    ==========   =========
DECEMBER 31, 1993
Fair value.........................   $   13,550     $   83,927    $   540,918   $     111    $  638,506       6.67 %
                                     ============   ===========    ===========   =========    ==========   =========
Amortized cost.....................   $   13,663     $   83,927    $   526,365   $     111    $  624,066       6.82 %
                                     ============   ===========    ===========   =========    ==========   =========

- ---------------

(1) Maturities are based on contractual maturities. Tax certificate maturities are based on historical repayment experience and BankAtlantic's charge-off policies since tax certificates do not have contractual maturities.

     Activity in the allowance for tax certificate losses was (dollars in thousands):

                                             FOR THE THREE
                                             MONTHS ENDED                FOR THE YEARS
                                               MARCH 31,               ENDED DECEMBER 31,
                                           -----------------     ------------------------------
                                            1996       1995       1995        1994        1993
                                           ------     ------     -------     -------     ------
Balance, beginning of period.............  $1,648     $2,985     $ 2,985     $ 2,970     $1,558
Charge-offs..............................     (43)      (108)     (1,854)     (1,892)      (810)
Recoveries...............................     185        124         662       1,792        562
                                           ------     ------     -------     -------     ------
Net (charge-offs) recoveries.............     142         16      (1,192)       (100)      (248)
Additions (reversals) charged to
  operations.............................     125        (92)       (145)        115      1,660
                                           ------     ------     -------     -------     ------
Balance, end of period...................  $1,915     $2,909     $ 1,648     $ 2,985     $2,970
                                           ======     ======     =======     =======     ======
Average yield on tax certificates during
  the period(1)..........................    8.82%      8.41%       9.27%       7.43%     10.36%
                                           ======     ======     =======     =======     ======

- ---------------

(1) During the year ended December 31, 1994 BankAtlantic reversed $1.4 million of accrued interest on tax certificates. The average yield on tax certificates during the period, excluding the reversal of $1.4 million, was 9.31%

     Included in gains on sales of real estate owned for the year ended December 31, 1995 was approximately $1.3 million related to a property originally acquired through a tax deed.

FINANCIAL CONDITION

     BankAtlantic's total assets at March 31, 1996 were $1.64 billion compared to $1.75 billion at December 31, 1995. Debt securities available for sale and tax certificates decreased by $132.0 million and $9.3 million, respectively, whereas loans receivable-net increased $34.7 million. The decline in debt securities available for sale reflects the sale of $73.1 million of mortgage-backed securities and $52.9 million of principal repayments. The decline in tax certificate balance reflects $9.4 million of redemptions during 1996. The increase in loan receivable balances is due to loan fundings, including loans funded for resale, and loan purchases during 1996 amounting to $183.9 million, and loan sales and repayments amounting to $147.8 million. BankAtlantic's total assets at December 31, 1995 and 1994 were $1.75 billion and $1.54 billion, respectively. The increase in total assets was primarily the result of a $282.2 million increase in loans receivable partially offset by a $86.7 million decrease in debt securities (debt securities in 1994 includes mortgage-backed and investment securities held to maturity and trading account securities but excludes tax certificates) and a $11.3 million decrease in tax certificates. The loans receivable increase reflects $116.4 million of loans acquired in the MegaBank acquisition and $648.5 million of loan fundings and purchases during 1995. The loan fundings were partially offset by $444.9 million of principal reductions on loans and $34.2 million of loan sales. The decline in mortgage-backed securities balances resulted from $199.8 million of principal reductions, partially offset by the purchase of approximately $75.3 million of adjustable rate debt securities and the $18.1 million of debt securities acquired in connection with the MegaBank acquisition. The 1995 tax certificate balance reflects repayments of $63.1 million partially offset by the purchase of $44.0 million of tax certificates at auction and $7.7 million purchased in connection with Applications for Deed.

     During first quarter 1996 deposits increased by $22.9 million. The increase in net deposits resulted from time deposit and interest free checking growth. Time deposits and interest free checking increased from $676.3 million and $99.0 million at December 31, 1995 to $690.0 million and $107.9 million, respectively, at March 31, 1996. FHLB advances, securities sold under agreements to repurchase, and federal funds purchased declined by $138.3 million, $22.4 million and $1.2 million, respectively, from December 1995 balances. The repayment of FHLB advances, securities sold under agreements to repurchase, and federal funds purchased were funded through deposit inflows, proceeds from the sale of debt securities available for sale, proceeds from the issuance of Class A Common Stock, and investment securities repayments. At

December 31, 1995, deposits increased by $214.6 million including deposits acquired in connection with the MegaBank acquisition ($120.2 million at acquisition). The remaining net deposit increase resulted from an increase in certificates of deposit. Securities sold under agreements to repurchase declined by $83.6 million. The redemption of preferred stock, repayment of securities sold under agreement to repurchase, the acquisition of MegaBank, loan originations, and the purchases of loans, debt securities and tax certificates were primarily funded through proceeds from FHLB advances, federal funds purchased, loan and debt securities repayments, and proceeds from the issuance of 9% Debentures.

     Loan Activity -- The following table shows loan activity by major categories for the periods indicated (in thousands):

                                  FOR THE THREE
                                   MONTHS ENDED                             FOR THE YEARS
                                    MARCH 31,                            ENDED DECEMBER 31,
                               --------------------   ---------------------------------------------------------
                                 1996        1995       1995        1994        1993        1992        1991
                               ---------   --------   ---------   ---------   ---------   ---------   ---------
LOAN FUNDINGS:(1)
  Residential real estate
    loans....................  $  33,571   $ 12,918   $ 111,361   $  40,706   $  52,674   $  41,336   $  17,320
  Construction and
    development loans........     29,676     18,560      93,102      22,958      13,744      18,912      10,157
  Commercial real estate and
    business loans...........     96,977     76,267     319,530     259,285     186,584     108,744      85,931
  Consumer loans(2)..........     21,397     19,977     114,607      45,159      10,222       7,075      27,859
                               ---------   --------   ---------   ---------   ---------   ---------   ---------
         Total loan
           fundings..........    181,621    127,722     638,600     368,108     263,224     176,067     141,267
                               ---------   --------   ---------   ---------   ---------   ---------   ---------
PURCHASES:(3)(4)
  Residential real estate
    loans....................      2,237          0       9,930           0           0           0           0
  Commercial real estate and
    business loans...........          0          0           0       3,989       5,142           0           0
  Consumer loans.............          0          0           0           0           0           0           0
                               ---------   --------   ---------   ---------   ---------   ---------   ---------
         Total purchases.....      2,237          0       9,930       3,989       5,142           0           0
                               ---------   --------   ---------   ---------   ---------   ---------   ---------
         Total loan
           production........    183,858    127,722     648,530     372,097     268,366     176,067     141,267
                               ---------   --------   ---------   ---------   ---------   ---------   ---------
Loan sales...................    (15,181)    (4,571)    (34,153)    (38,168)    (44,983)    (36,054)    (14,949)
Principal reduction on
  loans(1)...................   (132,570)   (87,207)   (444,867)   (270,986)   (289,037)   (297,263)   (298,076)
Loan securitization..........          0          0           0           0           0           0     (40,361)
Transfer to real estate
  owned......................       (856)      (539)     (1,029)     (1,282)     (2,396)     (7,994)     (6,729)
                               ---------   --------   ---------   ---------   ---------   ---------   ---------
         NET LOAN ACTIVITY...  $  35,251   $ 35,405   $ 168,481   $  61,661   $ (68,050)  $(165,244)  $(218,848)
                               ==========  =========  ==========  ==========  ==========  ==========  ==========

- ---------------

(1) Does not include banker's acceptances.
(2) Includes second mortgage loans.
(3) Does not include indirect consumer loans purchased through dealers; such loans are included as originations.
(4) Excludes $116.4 million loans acquired in the MegaBank acquisition.

     Total loan originations for the three months ended March 31, 1996 and 1995 and the years ended December 31, 1995, 1994 and 1993 were $34.3 million, $12.4 million, $111.0 million, $36.1 million and $47.5 million for residential real estate loans, and $64.7 million, $50.1 million, $224.7 million, $203.3 million and $95.1 million for commercial real estate and business loans (including construction and development loans), $16.8 million, $11.3 million, $55.8 million, $47.7 million and $14.0 million, for direct consumer loans, and $4.5 million, $8.3 million, $56.1 million, $0 and $0 for indirect consumer loans (exclusively indirect automobile loans), respectively.

     Principal Repayments -- The following table sets forth the scheduled contractual principal repayments at maturity date of BankAtlantic's loan portfolios and debt securities available for sale at March 31, 1996. As of March 31, 1996, the total amount of principal repayments on loans and debt securities available for sale contractually due after March 31, 1997 was $1.36 billion, $772.4 million having fixed interest rates and $583.6 million having floating or adjustable interest rates.

                                                                                                                   OUTSTANDING
                                                                                                                       ON
                                                       FOR THE PERIOD ENDING MARCH 31,(1)                           MARCH 31,
                                 -------------------------------------------------------------------------------   -----------
                                   1997       1998       1999     2000-2001   2002-2006   2007-2011   THEREAFTER      1996
                                 --------   --------   --------   ---------   ---------   ---------   ----------   -----------
Commercial and residential real
  estate.......................  $ 69,048   $ 70,883   $ 62,954   $125,167    $ 70,668     $18,288     $157,178     $ 574,186
Construction and development...    33,122     56,692     15,021     28,927           0           0            0       133,762
Consumer(2)....................     6,292      9,131     16,703     90,210      52,584      35,839        2,184       212,943
Commercial business............    50,113      3,311      2,368      5,131       2,699           0            0        63,622
                                 --------   --------   --------   ---------   ---------   ---------   ----------   -----------
    TOTAL LOANS(3).............  $158,575   $140,017   $ 97,046   $249,435    $125,951     $54,127     $159,362     $ 984,513
                                 ========   ========   ========   =========   =========   =========   =========    ==========
TOTAL DEBT SECURITIES AVAILABLE
  FOR SALE(3)..................  $ 29,701   $ 33,779   $176,402   $196,416    $ 13,037     $ 8,080     $102,360     $ 559,775
                                 ========   ========   ========   =========   =========   =========   =========    ==========

- ---------------

(1) Does not include deductions for undisbursed portion of loans in process, deferred loan fees, unearned discounts and allowance for loan losses.
(2) Includes second mortgage loans.
(3) Actual principal repayments may differ from information shown above.

     Loan Concentration -- BankAtlantic's geographic loan concentration at March 31, 1996 was:

            Florida........................................................   89%
            Northeast......................................................    4%
            Other..........................................................    7%
                                                                             ---
                      Total................................................  100%
                                                                             ===

     The loan concentration for BankAtlantic's portfolio is primarily in South Florida where economic conditions have generally remained stable during the three months ended March 31, 1996 and the three years ended December 31, 1995. The concentration of BankAtlantic's loan portfolio in the Northeastern states is primarily related to those loans identified in the Subject Portfolio. The remainder of the portfolio is located throughout the United States without any specific concentration.

     Loan maturities and sensitivity of loans to changes in interest rates for commercial business loans and real estate construction loans at March 31, 1996 were (in thousands):

                                                                      CONSTRUCTION
                                                       COMMERCIAL         AND
                                                        BUSINESS      DEVELOPMENT      TOTAL
                                                       ----------     -----------     --------
One year or less.....................................   $ 62,055       $ 133,762      $195,817
Over one year, but less than five years..............      1,567               0         1,567
Over five years......................................          0               0             0
                                                       ----------     -----------     --------
                                                        $ 63,622       $ 133,762      $197,384
                                                       ===========    ===========     ========
Pre-determined interest rate.........................   $  1,567       $       0      $  1,567
Floating or adjustable interest rate.................          0               0             0
                                                       ----------     -----------     --------
                                                        $  1,567       $       0      $  1,567
                                                       ===========    ===========     ========

     Deposits -- Deposit accounts consisted of the following (in thousands):

                                                                           DECEMBER 31,
                                                  MARCH 31,    ------------------------------------
                                                     1996         1995         1994         1993
                                                  ----------   ----------   ----------   ----------
Non-interest bearing deposits...................  $ 107,860    $   98,964   $   69,658   $   62,065
Interest bearing deposits:
  Insured money fund savings....................    248,243       249,273      267,770      301,572
  NOW account...................................    172,138       171,726      151,890      152,186
  Savings account...............................    104,302       103,759      113,578      124,699
  Time deposits less than $100,000..............    530,738       528,163      413,415      384,411
  Time deposits $100,000 and over...............    159,948       148,492       69,471       51,427
                                                  ----------   ----------   ----------   ----------
          Total.................................  $1,323,229   $1,300,377   $1,085,782   $1,076,360
                                                  =========     =========    =========    =========

     Time deposits $100,000 and over, have the following maturities:

                                                            MARCH 31,   DECEMBER 31,
                                                              1996          1995
                                                            ---------   ------------
        Less than 3 months................................  $ 11,673      $ 14,593
        3 to 6 months.....................................    27,544        25,111
        6 to 12 months....................................    49,353        49,167
        More than 12 months...............................    71,378        59,621
                                                            ---------   ------------
                  Total...................................  $159,948      $148,492
                                                            =========   =============

     BankAtlantic has no brokered deposits. BankAtlantic's deposit accounts are insured by the FDIC primarily through SAIF and, secondarily through BIF up to a maximum of $100,000 for each insured depositor.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

     The stated rates and balances at which BankAtlantic paid interest on deposits were (dollars in thousands):

                                                                           DECEMBER 31,
                                                  MARCH 31,    ------------------------------------
                                                     1996         1995         1994         1993
                                                  ----------   ----------   ----------   ----------
Interest free checking..........................  $  107,860   $   98,964   $   69,658   $   62,065
Insured money fund savings: 3.19% at March 31,
  1996, 3.22% at December 31, 1995, and 3.71% at
  December 31, 1994, 2.52% at December 31,
  1993..........................................     248,243      249,273      267,770      301,572
NOW accounts: 1.42% at March 31, 1996, 1.66% at
  December 31, 1995, and 1.57% at December 31,
  1994, 1.79% at December 31, 1993..............     172,138      171,726      151,890      152,186
Savings accounts: 1.61% at March 31, 1996, 1.71%
  at December 31, 1995, and 1.87% December 31,
  1994, 1.78% at December 31, 1993..............     104,302      103,759      113,578      124,699
                                                  ----------   ----------   ----------   ----------
Total non-certificate accounts..................     632,543      623,722      602,896      640,522
                                                  ----------   ----------   ----------   ----------
Certificate accounts:
  0.00% to 3.00%................................      55,987       56,667       54,738      106,521
  3.01% to 4.00%................................      21,734       25,602       82,934      135,753
  4.01% to 5.00%................................     175,157      135,107      182,518      105,214
  5.01% to 6.00%................................     333,113      303,497      123,016       48,770
  6.01% to 7.00%................................      90,032      137,917       27,857       15,690
  7.01% and greater.............................      13,981       17,543       11,674       23,757
                                                  ----------   ----------   ----------   ----------
Total certificate accounts......................     690,004      676,333      482,737      435,705
                                                  ----------   ----------   ----------   ----------
Total deposit accounts..........................   1,322,547    1,300,055    1,085,633    1,076,227
                                                  ----------   ----------   ----------   ----------
Interest earned not credited to deposit
  accounts......................................         682           322          149          133
                                                  ----------   ----------   ----------   ----------
          Total deposit accounts................  $1,323,229   $1,300,377   $1,085,782   $1,076,360
                                                  ==========   ==========   ==========   ==========
Weighted average stated interest rate on
  deposits at the end of each period............        3.72%        3.85%        3.45%        2.83%
                                                  ==========    =========    =========    =========

     The amounts of scheduled maturities of certificate accounts were (dollars in thousands):

                                                      YEAR ENDING MARCH 31,
                                  -------------------------------------------------------------
         MARCH 31, 1996             1997      1998      1999      2000      2001     THEREAFTER
- --------------------------------  --------   -------   -------   -------   -------   ----------
0.00% to 3.00%..................  $ 36,549   $10,140   $ 3,421   $ 2,887   $ 2,151     $  839
3.01% to 4.00%..................    21,366        37        70       261         0          0
4.01% to 5.00%..................   152,301    17,426     4,994       158       130        148
5.01% to 6.00%..................   291,156    24,157    12,556     2,123     2,861        260
6.01% to 7.00%..................    66,791    15,792     1,601     3,587     2,086        175
7.01% and greater...............     7,756     1,160       307     3,489     1,269          0
                                  --------   -------   -------   -------   -------   ----------
          Total.................  $575,919   $68,712   $22,949   $12,505   $ 8,497     $1,422
                                  ========   =======   =======   =======   =======   ==========

                                                    YEAR ENDING DECEMBER 31,
                                  -------------------------------------------------------------
       DECEMBER 31, 1995            1996      1997      1998      1999      2000     THEREAFTER
- --------------------------------  --------   -------   -------   -------   -------   ----------
0.00% to 3.00%..................  $ 35,806   $11,687   $ 3,428   $ 2,056   $ 3,130     $  560
3.01% to 4.00%..................    25,036       124         0       442         0          0
4.01% to 5.00%..................   120,490     9,869     3,979       643        64         62
5.01% to 6.00%..................   260,785    23,762    12,661     4,085     1,916        288
6.01% to 7.00%..................   109,194    20,738     1,667     3,119     3,026        173
7.01% and greater...............     8,369     3,863       520       775     3,991         25
                                  --------   -------   -------   -------   -------     ------
          Total.................  $559,680   $70,043   $22,255   $11,120   $12,127     $1,108
                                  ========   =======   =======   =======   =======     ======

     The following table sets forth the deposit activities for the periods indicated (in thousands):

                                          FOR THE THREE
                                           MONTHS ENDED                   FOR THE YEARS
                                            MARCH 31,                   ENDED DECEMBER 31,
                                       --------------------     ----------------------------------
                                        1996         1995         1995         1994         1993
                                       -------     --------     --------     --------     --------
Net increase (decrease) before         $12,345     $      8     $ 51,093     $(20,814)    $(59,370)
  interest credited..................
Deposits acquired net of purchase            0      120,145      120,055            0            0
  accounting amortization............
Interest credited....................   10,507        9,023       43,447       30,236       27,615
                                       -------     --------     --------     --------     --------
          Total......................  $22,852     $129,176     $214,595     $  9,422     $(31,755)
                                       =======     ========     ========     ========     ========

     Subject Portfolio -- From 1987 through 1990, BankAtlantic purchased in excess of $50 million of indirect home improvement loans from certain dealers, primarily in the northeastern United States. BankAtlantic ceased purchasing loans from such dealers in the latter part of 1990. These dealers are affiliated with each other but are not affiliated with BankAtlantic. In connection with loans originated through these dealers, BankAtlantic funded amounts to the dealers as a dealer reserve. Such loans and related dealer reserves are hereafter referred to as the Subject Portfolio. The risk of amounts advanced to the dealers is primarily associated with loan performance but secondarily is dependent on the financial condition of the dealers. The dealers were to be responsible to BankAtlantic for the amount of the reserve only if the loan giving rise to the reserve became delinquent or was prepaid. One of the dealers filed for protection under the bankruptcy laws of the United States, while the other dealers have not indicated any financial ability to meet any obligation relating to the dealer reserve.

     In late 1990, questions arose relating to the practices and procedures used in the origination and underwriting of the Subject Portfolio, which suggested that the dealers, certain home improvement contractors and borrowers, together with certain former employees of BankAtlantic, engaged in practices intended to defraud BankAtlantic. Due to these questions and potential exposure, BankAtlantic performed, and continues to perform, certain investigations, notified appropriate regulatory and law enforcement agencies, and notified its fidelity bond carrier (the "carrier"). After an initial review and discussions with the carrier, BankAtlantic concluded that any losses sustained from the Subject Portfolio would adequately be covered by its fidelity bond coverage and, in fact, on August 13, 1991, the carrier advanced $1.5 million against BankAtlantic's losses. This payment and other payments by the carrier were subject to identification and confirmation of the losses which are appropriately covered under the fidelity bond.

     Subsequently, commencing in September, 1991, as a consequence of issues raised by the carrier, BankAtlantic reviewed the Subject Portfolio without regard to the availability of any fidelity bond coverage. As a result of the review, the provision for loan losses for the year ended December 31, 1991 was increased by approximately $5.7 million, approximately $5.5 million of loans were charged off, and $2.7 million of dealer reserves were charged to current operations. On December 20, 1991, the carrier denied coverage and BankAtlantic thereafter filed an appropriate action against the carrier. On October 30, 1992, BankAtlantic and the carrier entered into the Covenant not to Execute (the "Covenant"). Pursuant to the Covenant, BankAtlantic will continue to pursue its litigation against the carrier, but has agreed to limit execution on any judgment obtained against the carrier to $18 million. Further, BankAtlantic agreed to join certain third parties as defendants in that action. The carrier paid BankAtlantic $6.1 million during the fourth quarter of 1992, $3 million in November 1993, and an additional $2.9 million in November 1994. Such amounts related to losses and expenses previously charged to operations by BankAtlantic. Additional reimbursements have been made on a quarterly reporting basis commencing with the period ended December 31, 1992. Reimbursable amounts are as defined in the Covenant. Based upon such definitions BankAtlantic recorded estimated charges to operations in advance of when such charges became reimbursable. Amounts reimbursed were reflected in the period for which the reimbursement is related. Through December 31, 1995 and 1994, the carrier paid or committed to pay approximately $18.0 million and $17.9 million, respectively. The financial statement effect of the Covenant for the fourth quarter and year ended December 31, 1992 was to reduce expenses by $3.3 million, increase interest income by $1.9 million and to record $7.3 million of loan loss recoveries. Included in other assets at December 31, 1994 was $594,000 due from the carrier but no amounts were due from the carrier at March 31, 1996 or December 31, 1995. In no event will the carrier be obligated to pay BankAtlantic in the aggregate more than $18 million, which amount has been fully paid. However, in the event of recovery by BankAtlantic of damages from third party wrongdoers, BankAtlantic will be entitled to retain such amounts until such amounts, plus any payments received from the carrier, equal $22 million. Thereafter, the carrier will be entitled to any such recoveries to the extent of its payments to BankAtlantic. To the extent that BankAtlantic incurs losses in excess of $18 million plus available recoveries from third parties, BankAtlantic will be required to absorb any such losses. At March 31, 1996 and December 31, 1995, the remaining amount of reimbursement available from the carrier was approximately zero, and such amount was approximately $120,000 at December 31, 1994. BankAtlantic also agreed to exercise reasonable collection activities with regard to the Subject Portfolio and to provide the carrier with a credit for any recoveries with respect to such loans against future losses that the carrier would otherwise be obligated to reimburse. The carrier has no further obligations for reimbursement. In August 1994, BankAtlantic filed an action against the dealers, certain home improvement contractors, and various individuals seeking compensatory and other damages. On February 17, 1995, the United States Attorney for the Eastern District of New York and the Assistant Attorney General, Tax Division, United States Department of Justice, announced that the President of the dealers noted above had pleaded guilty to bank fraud, bribery and tax fraud conspiracy charges. The guilty plea states that BankAtlantic was one of the financial institutions which was defrauded by the dealers and various home improvement contractors.

     Three actions have been filed, two in New Jersey and one in New York, relating to the Subject Portfolio. One of the New Jersey actions was brought on behalf of the State of the New Jersey and the others purport to be class actions on behalf of named and unnamed plaintiffs that may have obtained loans from dealers who subsequently sold the loans to financial institutions including BankAtlantic. Each of the New Jersey actions seek civil remedies against certain contractors and a named dealer and also seeks to cancel or modify certain mortgage loans. Although BankAtlantic was not a named party in the State of New Jersey action, it sought to protect its interest in certain loans and entered into an Alternative Dispute Resolution Agreement (the "ADR") with the state of New Jersey. The ADR established procedures for determining whether certain consumers were entitled to relief under the terms of their loans. Pursuant to the ADR, BankAtlantic offered relief to certain consumers in the form of reduced future interest rates, or reductions or forgiveness of principal. As part of the ADR, the State of New Jersey agreed not to seek rescission of any of the mortgage loans held by BankAtlantic. The ADR was completed in 1995 and BankAtlantic obtained a release from the State of New Jersey for any claims relating to the mortgage loans. The second New Jersey action was commenced immediately after completion of the ADR. The New York and New Jersey actions, which were brought against over 25 parties, including BankAtlantic, purport to be class actions on behalf of named and unnamed plaintiffs that may have obtained loans from dealers who subsequently sold the loans to financial institutions including BankAtlantic. Both the remaining New Jersey action and the New York action seek, among other things, rescission of the loan agreements and damages. In November 1995, the court in the second New Jersey action entered an order dismissing the complaint against BankAtlantic; plaintiffs appealed this ruling. In January 1996, the Appellate Court reversed the lower court's decision and remanded the case back to trial court to determine whether the action may be maintained as a class action. The reversal was without prejudice to BankAtlantic's right to renew their summary judgment motion after the trial court has made a determination as to plaintiff's ability to maintain this case as a class action. In October 1995, the court in the New York action preliminarily approved a settlement proposed by the parties pursuant to which members of the class who timely file a proof of claim would be entitled to relief in the form of reduced future interest rates and reductions of principal. The settlement, as presently structured, will have no significant impact on the Company's financial condition or results of operations.

     The balance of the loans associated with the Subject Portfolio amounted to approximately $13.0 million, $14.2 million and $18.7 million at March 31, 1996, December 31, 1995 and 1994, respectively. The related dealer reserve had been completely charged-off by December 31, 1993. Charge-offs relating to the Subject Portfolio amounted to $278,000 and $340,000 for the three months ended March 31, 1996 and 1995, respectively, and $1.0 million, $1.2 million and $972,000 for the years ended December 31, 1995, 1994 and 1993, respectively. All 1994 and 1993 charge-offs were recovered from the carrier while no charged-off amounts were recovered from the carrier in 1995 and 1996. At March 31, 1996 and December 31, 1995, 10% of the loans were secured by collateral in South Florida and 90% were secured by collateral in the northeastern United States. Collateral for these loans is generally a second mortgage on the borrower's property. However, it appears that in most cases the property is encumbered with loans having high loan to value ratios. Loans in the Subject Portfolio are charged-off if payments are more than 90 days delinquent. While management believes that established reserves will be adequate to cover any additional losses that BankAtlantic may incur from the Subject Portfolio or the above described litigation, there is no assurance that this will be the case.

     Loans receivable composition, including mortgage-backed securities, at the dates indicated was (dollars in thousands):

                                                                                      DECEMBER 31,
                                                         ----------------------------------------------------------------------
                                   MARCH 31, 1996                1995                     1994                     1993
                                --------------------     --------------------     --------------------     --------------------
                                 AMOUNT      PERCENT      AMOUNT      PERCENT      AMOUNT      PERCENT      AMOUNT      PERCENT
                                --------     -------     --------     -------     --------     -------     --------     -------
LOANS RECEIVABLE:
REAL ESTATE LOANS:
  Residential real estate.....  $179,022      20.74 %    $157,361      18.99 %    $102,677      18.79 %    $120,531      24.80%
  Residential real estate
    available for sale........    14,458       1.67        17,122       2.07         6,843       1.25         5,752       1.19
  Construction and
    development...............   133,762      15.49       122,371      14.77        45,725       8.37        11,333       2.34
  FHA and VA insured..........     4,924       0.57         5,183       0.63         6,395       1.17         7,972       1.64
  Commercial real estate......   375,782      43.53       350,256      42.27       303,877      55.61       198,095      40.76
Other loans:
  Second mortgage -- direct...    65,463       7.58        63,052       7.61        40,564       7.42        15,971       3.29
  Second
    mortgage -- indirect......    23,648       2.74        25,621       3.09        34,585       6.33        47,307       9.73
  Commercial business.........    63,622       7.37        64,194       7.75        24,566       4.50        27,979       5.76
  Consumer -- other direct....    33,924       3.93        37,502       4.53        16,386       3.00        19,667       4.05
  Consumer -- other
    indirect..................    89,908      10.42        96,042      11.59        32,373       5.93        56,896      11.71
                                --------     -------     --------     -------     --------     -------     --------     -------
        Total.................   984,513     114.04       938,704     113.30       613,991     112.37       511,503     105.27
                                --------     -------     --------     -------     --------     -------     --------     -------
Deduct:
Undisbursed portion of loans
  in process..................   101,384      11.74        89,896      10.85        49,981       9.15         5,570       1.15
Other.........................         0       0.00             0       0.00            63       0.01            33       0.01
Unearned discounts on
  commercial real estate
  loans.......................       772       0.09           793       0.10           874       0.16         2,124       0.44
Unearned discounts on
  purchased and consumer
  loans.......................       309       0.04           385       0.05           427       0.08           820       0.17
Allowance for loan losses.....    18,700       2.17        19,000       2.30        16,250       2.97        17,000       3.50
                                --------     -------     --------     -------     --------     -------     --------     -------
        Total loans
          receivable, net.....  $863,348     100.00 %    $828,630     100.00 %    $546,396     100.00 %    $485,956     100.00%
                                ========     =======     ========     =======     ========     =======     ========     =======
Mortgage-backed securities:
FNMA participation
  certificates................  $125,420      26.25 %    $132,554      22.18 %    $147,652      23.52 %    $178,928      33.99%
GNMA and FHLMC mortgage-backed
  securities..................   352,408      73.75       465,197      77.82       480,230      76.48       347,437      66.01
                                --------     -------     --------     -------     --------     -------     --------     -------
        Total mortgage-backed
          securities(1).......  $477,828     100.00 %    $597,751     100.00 %    $627,882     100.00 %    $526,365     100.00%
                                ========     =======     ========     =======     ========     =======     ========     =======
Banker's acceptances..........  $      0       0.00 %    $      0       0.00 %    $      0       0.00 %    $109,931     100.00%
                                ========     =======     ========     =======     ========     =======     ========     =======


                                        1992                     1991
                                --------------------     --------------------
                                 AMOUNT      PERCENT      AMOUNT      PERCENT
                                --------     -------     --------     -------
                                <C
LOANS RECEIVABLE:
REAL ESTATE LOANS:
  Residential real estate.....  $147,654      26.52 %    $185,677      25.49 %
  Residential real estate
    available for sale........     7,641       1.37         3,807       0.52
  Construction and
    development...............    12,961       2.33        23,913       3.28
  FHA and VA insured..........     9,854       1.77        11,459       1.57
  Commercial real estate......   156,844      28.18       157,878      21.67
Other loans:
  Second mortgage -- direct...     7,434       1.34        11,654       1.60
  Second
    mortgage -- indirect......    65,074      11.69        88,902      12.20
  Commercial business.........    33,071       5.94        38,742       5.32
  Consumer -- other direct....    31,722       5.70        43,892       6.03
  Consumer -- other
    indirect..................   109,187      19.61       189,273      25.98
                                --------     -------     --------     -------
        Total.................   581,442     104.45       755,197     103.66
                                --------     -------     --------     -------
Deduct:
Undisbursed portion of loans
  in process..................     6,492       1.17         9,033       1.24
Other.........................        55       0.01            99       0.01
Unearned discounts on
  commercial real estate
  loans.......................         0       0.00             0       0.00
Unearned discounts on
  purchased and consumer
  loans.......................     1,733       0.31         3,800       0.52
Allowance for loan losses.....    16,500       2.96        13,750       1.89
                                --------     -------     --------     -------
        Total loans
          receivable, net.....  $556,662     100.00 %    $728,515     100.00 %
                                ========     =======     ========     =======
Mortgage-backed securities:
FNMA participation
  certificates................  $174,666      35.83 %    $214,700      46.59 %
GNMA and FHLMC mortgage-backed
  securities..................   312,828      64.17       246,080      53.41
                                --------     -------     --------     -------
        Total mortgage-backed
          securities(1).......  $487,494     100.00 %    $460,780     100.00 %
                                ========     =======     ========     =======
Banker's acceptances..........  $      0       0.00 %    $      0       0.00 %
                                ========     =======     ========     =======

- ---------------

(1) Includes gross unrealized appreciation on mortgage-backed securities available for sale of $3.1 million, $8.8 million and $314,000 at March 31, 1996, December 31, 1995 and 1994, respectively.

ASSET AND LIABILITY MANAGEMENT

     BankAtlantic's operating objectives have in the past included actions to increase its regulatory capital and to reduce its negative interest rate sensitivity gap. However, activities in furtherance of these objectives sometimes involve conflicting short term strategies. In general, BankAtlantic has attempted to address its interest rate sensitivity objectives through (i) the replacement of fixed rate, long term securities with floating rate mortgage-backed securities and commercial loans or intermediate term fixed rate, balloon mortgage-backed securities, (ii) restructuring deposit liabilities by reducing interest rate sensitive certificates of deposit as a percent of total liabilities and focusing on transaction accounts, and (iii) changing the emphasis of loan originations. See "Mortgage-Backed Securities, Investment Securities and Loans."

     Included in investment securities are tax certificates, adjustable rate mortgage-backed securities, five and seven-year balloon mortgage-backed securities, REMICs and asset-backed securities with balances of approximately $40.5 million and $49.9 million, $100.3 million and $168.8 million, $350.3 million and $371.1 million, $7.6 million and $7.2 million, and $57.2 million and $69.4 million respectively, at March 31, 1996 and December 31, 1995.

     At March 31, 1996 and December 31, 1995, debt securities available for sale included $3.4 million in face amount of fixed rate corporate bonds and $21.2 million in face amount of Federal Agency obligations which have fixed maturities during 1996 and 1998, respectively. Absent a change in credit quality, the fair value of these securities will generally increase in a declining interest rate environment and will generally decrease in a rising interest rate environment. However, any such increase or decrease in fair value over par value will diminish as the security approaches maturity at which time the fair value will generally equal the par value. Also included in debt securities available for sale are fixed rate "asset-backed securities" for which monthly principal and interest payments are received. The impact on fair values of this type of security is similar to that for the corporate bonds and Federal Agency obligations discussed above. During a rising (declining) interest rate environment it is possible that prepayments of the underlying loans will decrease (increase). However, the maximum term of the securities is approximately five years and management estimates that approximately 50% of the original principal amount of these securities will be paid within 18 months of the issuance date.

     BankAtlantic has been attempting to change the composition of its loan portfolio from predominately long term, fixed rate residential real estate loans by emphasizing the origination of floating rate commercial business and commercial real estate loans, which generally are of a two to five year duration. These types of loans generally have higher interest rates than residential loans. However, these loans also involve a greater credit risk and will generally result in higher loan loss experience than that of traditional residential lending. Management is of the opinion that the increased credit risk will be offset by the increased rates earned on such loans and the positive effect these shorter terms have on the interest rate sensitivity gap. Origination and underwriting policies and practices for such loans are designed to limit BankAtlantic's exposure to normal industry risk for this form of lending. Upon the acquisition of MegaBank in February 1995, BankAtlantic continued MegaBank's indirect installment lending program with automobile dealerships in South Florida that had established relationships with the former MegaBank. The loans originated through this program generally have greater credit risk than direct consumer lending. BankAtlantic anticipates consumer loan originations during 1996 will increase from amounts originated in the three years prior to the acquisition of MegaBank and intends to expand indirect automobile lending beyond MegaBank's prior activities. A determination was made during the first quarter of 1996 to temporarily decrease production of indirect automobile loans pending the integration of newly hired automobile lending personnel. BankAtlantic continues to originate fixed rate residential real estate loans with 15 and 30 year amortization periods, but substantially all these loans are originated for sale. BankAtlantic currently has plans to increase the number of residential loans which it originates or acquires from others. Banker's acceptances at December 31, 1993 were $109.9 million, all of which were purchased in the fourth quarter of 1993 and all of which matured in the first quarter of 1994. Based upon BankAtlantic's capital position, alternate uses for funds and availability of acceptable borrowing alternatives, BankAtlantic may continue to utilize banker's acceptances to increase interest income.

INTEREST RATE SENSITIVITY

     BankAtlantic's net earnings are materially impacted by the difference between the income it receives from its loan portfolio, tax certificates and debt securities available for sale (primarily mortgage-backed securities) and its cost of funds. The interest paid by BankAtlantic on deposits and borrowings determines its cost of funds. The yield on BankAtlantic's loan portfolio changes principally as a result of loan repayments, the interest rate and the volume of new loans. Fluctuations in income from debt securities will occur based on the amount invested during the period and interest rate levels yielded by such securities. BankAtlantic's net interest spread will fluctuate in response to interest rate changes.

     Like many savings institutions, BankAtlantic's interest rate sensitive liabilities (generally, deposits with maturities of one year or less) have in the past exceeded its interest rate sensitive assets (assets which reprice based on an index or which have short term maturities). This imbalance is referred to as a negative interest rate sensitivity gap, and measures an institution's ability to adjust to changes in the general level of interest rates. The effect of the "mismatch" is that a rise in interest rates will have a negative impact on earnings as the cost of funds increases to a greater extent than the yield earned on interest-earning assets, while a decline in interest rates will have a positive impact on earnings. The larger the gap, whether positive or negative, the greater the impact of changing interest rates. Currently, BankAtlantic has a positive interest rate sensitivity gap, which provides the opportunity to increase earnings in a rising interest rate environment due to its ability to reprice more assets than liabilities.

     One of BankAtlantic's long term objectives has been the reduction of its interest rate sensitivity gap. However, short-term strategies may differ from this objective in order to meet other objectives, such as compliance with applicable regulatory requirements. Nonetheless, BankAtlantic has taken steps, when possible, to minimize its interest rate sensitivity gap. Such actions have in the past included reducing fixed rate residential mortgage loan production held for portfolio, purchasing shorter term and adjustable rate mortgage-backed securities and increasing its emphasis on the production of floating rate commercial business loans and commercial real estate loans which generally have a shorter duration and a higher yield than longer term fixed rate residential mortgage loans. Also, extensive efforts have been made to attract transaction accounts which are non-interest bearing or are generally less rate sensitive than other types of accounts. These actions have involved employing experienced commercial bankers, focusing sales and marketing on transaction oriented customer segments, training existing staff in product sales and commercial operations, offering new transaction products, improving data processing so as to handle increased check clearing and building and remodeling branches so as to accommodate transaction account customers. Further, BankAtlantic has reduced the rates which it offers on certificates of deposit to the rates generally offered by commercial banks (rates generally lower than those offered by savings and loan institutions).

     BankAtlantic's one year interest rate sensitivity gap ratio, which is the difference between the amount of interest bearing liabilities which are projected to mature or reprice within one year and the amount of interest earning assets which are similarly projected to mature or reprice, all divided by total assets, amounted to a negative 13.74% at December 31, 1994. The gap ratio was a negative 2.49% at December 31, 1995 and a positive 1.80% at March 31, 1996. The changes in the interest rate sensitivity gap ratio reflects the purchase of adjustable rate mortgage-backed securities, the origination of floating rate commercial loans, and declining interest rates during the latter part of 1995. The absolute amount of BankAtlantic's one year gap changed from a negative $211.6 million at December 31, 1994, to a negative $43.6 million at December 31, 1995 to a positive $29.6 million at March 31, 1996.

     At March 31, 1996 BankAtlantic had a positive one year cumulative gap of 1.80% and a positive cumulative gap of 7.96%, 9.87%, 19.60%, 20.43%, 15.96%,
16.49% and 16.49% for 0-90 days, 91-180 days, 1-3 years, 3-5 years, 5-10 years,
10-20 years and greater than 20 years, respectively. The positive one year gap position at March 31, 1996 may, as noted above, have a negative impact on earnings in a falling interest rate environment.

     Management considers BankAtlantic's current gap position to be within acceptable parameters. To the extent the gap position deviates from this position, actions which could be taken, if deemed appropriate, include the lengthening or shortening of maturities for borrowings and investment security purchases, disposing of debt securities which are available for sale as well as purchasing variable rate rather than fixed rate investment securities.

     In August 1993, the OTS adopted a final rule incorporating an interest-rate risk component into the risk-based capital regulation. Under the rule, an institution with a greater than "normal" level of interest-rate risk will be subject to a deduction of its interest-rate risk component from total capital for purposes of calculating the risk-based capital requirement. As a result, such an institution will be required to maintain additional capital in order to comply with the risk-based capital requirement. An institution with a greater than normal interest-rate risk is defined as an institution that would suffer a loss of net portfolio value exceeding 2.0% in the event of a 200 basis point increase or decrease (with certain minor exceptions) in interest rates. Net portfolio value is the difference between incoming and outgoing discounted cash flows from assets, liabilities and off balance sheet contracts. One-half of the difference between this loss of net portfolio value and 2.0% multiplied by the market value of its assets is the interest rate risk component as calculated quarterly. The rule also authorizes the director of the OTS, or his designee, to waive or defer an institution's interest-rate risk component on a case-by-case basis. The OTS implemented the interest-rate risk capital deduction on June 30, 1995. However, in a letter dated March 20, 1995, the OTS stated no institution would be required to deduct capital for interest rate risk or to report such a deduction until guidance is issued describing the appeals process for the deduction. Any December 31, 1995 deduction would have been based on the lesser of the March 1995, June 1995 or September 1995 interest rate risk components, likewise the March 31, 1996 deduction would have been based on the lesser of the June 1995, September 1995 and December 1995 interest rate risk components. Based on the foregoing, at March 31, 1996 and December 31, 1995, no interest rate risk deduction to capital would have been required.

     Presented below is an analysis of BankAtlantic's interest rate risk at December 31, 1995 (the latest date for which information was available), as calculated by the OTS, based on information provided to the OTS by BankAtlantic. The table measures changes in BankAtlantic's net portfolio value for instantaneous and parallel shifts in the yield curve in 100 basis point increments up or down at the date measured. (dollars in thousands):

                                                       NET PORTFOLIO VALUE
                               CHANGE                 ---------------------
                              IN RATES                $ AMOUNT     $ CHANGE
                ------------------------------------  --------     --------
                +200bp..............................  168,693       (9,176)
                +100bp..............................  175,294       (2,576)
                 0bp................................  177,870            0
                -100bp..............................  177,168         (702)
                -200bp..............................  173,154       (4,716)

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

        BANKATLANTIC'S CUMULATIVE RATE SENSITIVITY GAP AT MARCH 31, 1996

                        0-90       91-180     181 DAYS      1 - 3       3 - 5       5 - 10     10 - 20       >20
                        DAYS        DAYS       1-YEAR       YEARS       YEARS       YEARS       YEARS       YEARS        TOTAL
                      --------    --------    ---------    --------    --------    --------    --------    --------    ----------
                                                                (DOLLARS IN THOUSANDS)
Interest earning
 assets:
Investment
 securities(5)(7)...  $ 10,987    $  8,556    $  20,217    $  9,617    $      0    $      0    $      0    $      0    $   49,377
Debt securities
 available for
 sale-fixed
 rates(3)(6)........    35,223      25,856       47,185     330,094       6,102       7,049         232           8       451,749
Debt securities
 available for sale
 floating rates.....    23,750      47,981       36,295           0           0           0           0           0       108,026
Residential
 loans(1)(2)
 Conventional single
   family...........     1,396       1,220        2,368       8,556       7,264      19,001       1,151          40        40,996
 Adjustable single
   family...........    37,523      35,256       52,930      31,699           0           0           0           0       157,408
Commercial real
 estate loans.......    63,310      11,268       21,362      71,512      41,815           0           0           0       209,267
Adjustable
 commercial real
 estate loans.......   234,507      65,770            0           0           0           0           0           0       300,277
Other loans:
Commercial
 business...........       147         147          287       1,094         473           0           0           0         2,148
Commercial business
 adjustable.........    61,474           0            0           0           0           0           0           0        61,474
Consumer............    14,069      13,274       24,320      72,677      37,773       3,846       7,366           0       173,325
Consumer prime
 rate...............    39,618           0            0           0           0           0           0           0        39,618
                      --------    --------    ---------    --------    --------    --------    --------    --------    ----------
Total interest
 earning assets.....   522,004     209,328      204,964     525,249      93,427      29,896       8,749          48     1,593,665
                      --------    --------    ---------    --------    --------    --------    --------    --------    ----------
Interest bearing
 liabilities:
Money fund
 savings(4).........    49,028      39,345       63,149      50,672      24,125      21,924           0           0       248,243
Savings and
 NOW(4).............    19,808      18,240       33,135      90,465      34,702      80,090           0           0       276,440
Certificate
 accounts...........   215,030     120,444      241,127      91,661      21,002       1,422           0           0       690,686
Borrowings:
Securities sold
 under agreements to
 repurchase.........    43,881           0            0           0           0           0           0           0        43,881
Advances from
 FHLB...............    63,485           0            0           0           0           0           0           0        63,485
                      --------    --------    ---------    --------    --------    --------    --------    --------    ----------
Total
 interest-bearing
 liabilities........  $391,232    $178,029    $ 337,411    $232,798    $ 79,829    $103,436    $      0    $      0    $1,322,735
                      =========   =========   ==========   =========   =========   =========   =========   =========   ===========
Interest rate
 sensitivity GAP
 (repricing
 difference)........  $130,772    $ 31,299    $(132,447)   $292,451    $ 13,598    $(73,540)   $  8,749    $     48    $  270,930
Cumulative GAP......  $130,772    $162,071    $  29,624    $322,075    $335,673    $262,133    $270,882    $270,930
Cumulative ratio of
 GAP to total
 assets.............      7.96%       9.87%        1.80%      19.60%      20.43%      15.96%      16.49%      16.49%
                      =========   =========   ==========   =========   =========   =========   =========   =========

- ---------------

(1) Fixed rate mortgages are shown in periods which reflect normal amortization plus prepayments of 8-12% per annum, depending on coupon.
(2) Adjustable rate mortgages and debt securities available for sale-floating rate are shown in the periods in which the mortgages are scheduled for repricing.
(3) Fixed rate debt securities available for sale are shown in periods which reflect normal amortization plus prepayments equal to BankAtlantic's experience of 15-30% per annum.
(4) BankAtlantic determines deposit run-off on money fund checking, savings and NOW accounts based on statistics obtained from external sources. BankAtlantic does not believe its experience differs significantly from these sources. Interest-free transaction accounts are non-interest bearing liabilities and are accordingly, excluded from the cumulative rate sensitivity gap analysis.

                                                      WITHIN     1 - 3     3 - 5     OVER 5
                                                      1 YEAR     YEARS     YEARS     YEARS
                                                      ------     -----     -----     ------
    Savings accounts decay rates....................  17.00 %    17.00%    16.00%    14.00 %
    Insured money fund savings (excluding tiered
      savings) decay rates..........................  79.00 %    31.00%    31.00%    31.00 %
    NOW and tiered savings accounts decay rates.....  37.00 %    32.00%    17.00%    17.00 %
                                                      ======     =====     =====     ======

(5) Includes FHLB Stock.
(6) Asset-backed securities are shown in periods which reflect normal amortization plus prepayments equal to BankAtlantic's experience of 47% per annum.
(7) Tax certificates are shown in periods which reflects normal repayment equal to BankAtlantic's experience of 10% of the outstanding monthly balance.

LIQUIDITY AND CAPITAL RESOURCES

     Liquidity refers to BankAtlantic's ability to generate sufficient cash to meet funding needs to support loan demand, to meet deposit withdrawals and to pay operating expenses. BankAtlantic's securities portfolio provides an internal source of liquidity as a consequence of its short-term investments as well as scheduled maturities and interest payments. Loan repayments and sales also provide an internal source of liquidity.

     A summary of the Company's consolidated cash flows follows (in thousands):

                                        FOR THE THREE
                                         MONTHS ENDED                     FOR THE YEARS
                                          MARCH 31,                    ENDED DECEMBER 31,
                                    ----------------------     -----------------------------------
                                      1996          1995         1995         1994          1993
                                    ---------     --------     --------     ---------     --------
Net cash provided by (used in):
  Operating activities............  $   9,369     $  6,344     $ 35,597     $  12,199     $ 46,437
  Investing activities............     92,343      (78,775)     (65,233)     (162,055)     (77,187)
  Financing activities............   (110,446)      68,237       43,523       169,485       35,893
                                    ---------     --------     --------     ---------     --------
Increase (decrease) in cash and
  due from banks..................  $  (8,734)    $ (4,194)    $ 13,887     $  19,629     $  5,143
                                    =========     ========     ========     =========     ========

     The changes in cash used or provided in operating activities are affected by the changes in operations, which are discussed elsewhere herein, and by certain other adjustments. These other adjustments include additions to operating cash flows for nonoperating charges such as depreciation and the provision for loan losses and write downs of assets. Cash flow from operating activities is also adjusted to reflect the use or the providing of cash for increases and decreases in operating assets and decreases or increases in operating liabilities. Accordingly, the changes in cash flow of operating activities in the periods indicated above has been impacted not only by the changes in operations during the periods but also by these other adjustments.

     Management believes that the Company and BankAtlantic have adequate liquidity to meet their business needs and regulatory requirements.

     The Company's primary sources of funds during the first three months of 1996 were the proceeds of the issuance of Class A Common Stock and dividends from BankAtlantic. The primary use of funds was to pay cash dividends to common stockholders and interest expense on its outstanding $21.0 million of 9% Debentures and contribute capital to BankAtlantic. It is anticipated that funds for payments of interest and dividends will continue to be obtained from BankAtlantic. Additionally, the ultimate repayment by the Company of its outstanding 9% Debentures and the Debentures offered hereby may be dependent upon dividends from BankAtlantic, refinancing of the debt or raising additional equity capital by the Company. The Company currently anticipates that it will pay regular quarterly cash dividends on its common stock. Funds for dividend payments and interest expense on the Debentures offered hereby are in part dependent upon BankAtlantic's ability to pay dividends to the Company.

     BankAtlantic's primary sources of funds during the first three months of 1996 were from operations, principal collected on loans, mortgage-backed securities, investment securities, sales of debt securities available for sale, deposits inflows, proceeds from the capital contribution from the Company and receipts of advances by borrowers for taxes and insurance. These funds were primarily utilized for loan fundings, repayments of FHLB advances, securities sold under agreements to repurchase and federal funds purchased. At March 31, 1996, BankAtlantic met all applicable liquidity and regulatory capital requirements.

     Historically, BankAtlantic's primary sources of funds have been deposits, principal repayments of loans, debt securities available for sale and tax certificates, proceeds from the sale of loans originated for sale, mortgage-backed securities and investment securities, proceeds from securities sold under agreements to repurchase, advances from the FHLB, operations, other borrowing, and capital transactions. These funds were primarily utilized to fund loan disbursements, repayments of securities sold under agreements to repurchase, maturities of advances from the FHLB, repay the note payable, redeem the preferred stock, purchases of mortgage-backed securities, asset-backed securities, tax certificates and banker's acceptances and payments of maturing certificates of deposit. During October 1992 and December 1993, the FHLB granted BankAtlantic, subject to various terms and conditions, lines of credit for $300 million and $115 million expiring in October 1995 and December 1994, respectively. These existing FHLB lines of credit were canceled in August 1994, and a $300 million credit availability was established with a maximum term of ten years. BankAtlantic also has three $5.0 million lines of credit with three federally insured banking institutions to purchase Federal Funds. At March 31, 1996 and December 31, 1995, the outstanding balances for these lines of credit were none and $1.2 million, respectively.

     Regulations currently require that savings institutions maintain an average daily balance of liquid assets (cash and short-term United States Government and other specified securities) equal to 5% of net withdrawable accounts and borrowings payable in one year or less. BankAtlantic had a liquidity ratio of 21.42% and 23.24% under these regulations at March 31, 1996 and December 31, 1995, respectively. See "Regulation and Supervision -- Savings Institution Regulations -- Liquidity Requirements of the OTS."

     Total commitments to originate loans and purchase asset-backed securities and mortgage-backed securities, excluding the undisbursed portion of loans in process, were approximately $95.4 million, $69.7 million, $83.9 million, and $64.3 million at March 31, 1996, December 31, 1995, 1994 and 1993, respectively. BankAtlantic funded its commitments out of loan repayments and, for a limited period of time, short-term borrowings. At March 31, 1996 and December 31, 1995, loan commitments were approximately 11.05% and 8.42% of loans receivable, net, respectively.

     On August 8, 1995, the FDIC established a reduced deposit insurance assessment rate schedule of 4 to 31 basis points ($.04 to $.31 for every $100 of assessable deposits) for BIF members retroactive to May 1995. The FDIC further reduced the premiums applicable to BIF deposits, effective January 1, 1996, to a minimum flat fee of $2,000 to a maximum assessment of 27 basis points. Under the new assessment rate schedule, approximately 92% of BIF members will pay only the minimum fee while SAIF members are subject to the existing assessment rate schedule of 23 to 31 basis points. BankAtlantic pays deposit insurance premiums primarily to the SAIF and secondarily, to the BIF in connection with the deposits it acquired as a result of the acquisition of MegaBank. At March 31, 1996, BankAtlantic had approximately $135 million of deposits subject to BIF premiums and $1.2 billion subject to SAIF premiums.

     The disparity in insurance premiums between those required for financial institutions with all or primarily SAIF insured deposits and those with all or primarily BIF deposits generally allows BIF members to attract and retain deposits at a lower effective cost. The resulting competitive disadvantage could also result in BankAtlantic having to raise its deposit rates to remain competitive or lose deposits to BIF members who may decide to pay higher rates of interest on deposits because of the lower deposit insurance premiums. Although BankAtlantic has other sources of funds, such sources may be more costly than the cost of deposits.

     Several alternatives to mitigate the effect of the BIF/SAIF premium disparity have been proposed by the U.S. Congress, federal regulators, industry lobbyists and the Clinton Administration. One plan to recapitalize the SAIF that has gained the support of several sponsors would require all SAIF members institutions, including BankAtlantic, to pay a one-time fee of approximately 85 basis points on the amount of SAIF-insured deposits held by the member institution at March 31, 1995. This fee would amount to approximately $6.1 million on an after tax basis to BankAtlantic and, if this proposal is enacted into law, the effect would most likely be an immediate charge to earnings. In addition, BNA is also subject to the proposed one-time fee since all of its deposits are SAIF-insured deposits; however, management believes that the assessment would be reduced by 20% based on BNA's status as a "de novo sasser bank" as defined by the proposed legislation. The fee associated with BNA's SAIF-insured deposits would amount to approximately $1.8 million on an after tax basis. The Company is unable to predict whether this proposal or any similar proposal will be enacted or whether ongoing SAIF premiums will be reduced to a level equal to that of BIF premiums.

     The Company has been considering converting BankAtlantic's charter to that of a commercial bank. If BankAtlantic's charter were to be converted, the impact to the Consolidated Statement of Operations under current regulations would be a charge to income of approximately $3.2 million relating to the recapture of the bad debt deduction for Federal income tax purposes. The Company is not presently pursuing a conversion of BankAtlantic's charter since it is awaiting the outcome of the legislative proposals relating to the disparity of the BIF/SAIF premiums, which include a consideration of the treatment of the recapture of the bad debt deduction as well as the possible consolidation of bank and thrift charters. Even if BankAtlantic's charter was converted to that of a commercial bank, under current regulations BankAtlantic's current SAIF deposits would remain subject to SAIF assessments unless BankAtlantic paid significant entrance and exit fees and assessments.

     During 1995, the Company issued in a public offering $21.0 million in principal amount of 9% Debentures due October 1, 2005. The 9% Debenture Indenture provides that the Company cannot declare or pay dividends on, or purchase, redeem or acquire for value its capital stock, return any capital to holders of capital stock as such, or make any distribution of assets to holders of capital stock as such, unless, from and after the date of any such dividend declaration (a "Declaration Date") or the date of any such purchase, redemption, payment or distribution (a "Redemption Date"), the Company retains cash, cash equivalents (as determined in accordance with generally accepted accounting principles) or marketable securities (with a market value as measured on the applicable Declaration Date or Redemption Date) in an amount sufficient to cover the two consecutive semi-annual interest payments that will be due and payable on the Debentures following such Declaration Date or Redemption Date, as the case may be. The 9% Debentures further provides that the amount of any interest payment made by the Company with respect to the 9% Debentures after any applicable Declaration Date or Redemption Date shall be deducted from the aggregate amount of cash or cash equivalents which the Company shall be required to retain pursuant to the foregoing provision. At March 31, 1996 and December 31, 1995 the Company designated $1.9 million of Federal Agency investments to satisfy the above provision. The Debentures offered herein will rank pari passu with the 9% Debentures.

     On April 9, 1996, BankAtlantic, entered into an agreement to acquire BNAB for approximately $54 million in cash. The acquisition will be accounted for as a purchase for financial reporting purposes. BNAB's primary asset is its wholly owned subsidiary, BNA, a Florida chartered commercial bank. BNA has 13 branches, with 11 located in Broward county, one in Dade county and one in Palm Beach county. Closing of the acquisition is expected to occur in the fourth quarter of 1996, subject to certain conditions including receipt of all required regulatory approvals. It is anticipated that a significant portion of the proceeds of this offering will be contributed by the Company to BankAtlantic. (See "Use of Proceeds").

     On April 24, 1996, BankAtlantic signed a contract with M&I Data Services a division of the Marshall & Ilsley Corporation, ("M&I") to provide data processing services for seven years. The conversion to the M&I service bureau is anticipated to be completed in the fourth quarter of 1996. The purpose of the conversion is to increase capacity as well as improve customer service and operational effectiveness. The estimated annual expenses for the service bureau are approximately $2.4 million. The Company anticipates that it will be investing $2.1 million in technology upgrades, primarily computer equipment.

     As more fully described under "Regulation and Supervision -- Savings Institution Regulations -- Capital Requirements," BankAtlantic is required to meet all capital standards promulgated pursuant to FIRREA and FDICIA.

     BankAtlantic's regulatory capital position at March 31, 1996 and December 31, 1995 was (dollars in thousands):

                                                           TANGIBLE       CORE       RISK-BASED
                                                           CAPITAL      CAPITAL       CAPITAL
                                                           --------     --------     ----------
MARCH 31, 1996
GAAP stockholders' equity................................  $150,547     $150,547      $150,547
  Adjustments:
     Non-qualifying intangible assets....................   (11,143)     (11,143)      (11,143)
     Non-includable subsidiaries.........................      (110)        (110)         (110)
     Unrealized holding gains............................    (2,014)      (2,014)       (2,014)
     Additional capital:
       Allowable allowances for loans and tax certificate
          losses.........................................         0            0        14,290
                                                           --------     --------     ----------
Regulatory capital.......................................   137,280      137,280       151,570
Minimum capital requirement..............................    24,373       48,746        91,025
                                                           --------     --------     ----------
Regulatory capital excess................................  $112,907     $ 88,534      $ 60,545
                                                           ========     ========     ==========
Regulatory capital as a percent of adjusted total assets:
  Required...............................................      1.50%        3.00%         8.00%
                                                           --------     --------     ----------
  Actual.................................................      8.45%        8.45%        13.32%
                                                           ========     ========     ==========
DECEMBER 31, 1995
GAAP stockholders' equity................................  $136,815     $136,815      $136,815
  Adjustments:
     Non-qualifying intangible assets....................   (11,521)     (11,521)      (11,521)
     Non-includable subsidiaries.........................      (110)        (110)         (110)
     Unrealized holding gains............................    (5,733)      (5,733)       (5,733)
     Additional capital:
       Allowable allowances for loans and tax certificate
          losses.........................................         0            0        14,396
                                                           --------     --------     ----------
Regulatory capital.......................................   119,451      119,451       133,847
Minimum capital requirement..............................    25,949       51,899        91,770
                                                           --------     --------     ----------
Regulatory capital excess................................  $ 93,502     $ 67,552      $ 42,077
                                                           ========     ========     ==========
Regulatory capital as a percent of adjusted total assets:
  Required...............................................      1.50%        3.00%         8.00%
                                                           ========     ========     ==========
  Actual.................................................      6.90%        6.90%        11.67%
                                                           ========     ========     ==========

- ---------------

     To be considered "well capitalized," a savings institution must generally have a core capital ratio of at least 5%, a Tier 1 risk-based capital ratio of at least 6%, and a total risk-based capital ratio of at least 10%. Management believes that at March 31, 1996 and December 31, 1995, BankAtlantic met the definition of "well capitalized".

IMPACT OF INFLATION

     The financial statements and related financial data and notes presented herein have been prepared in accordance with GAAP, which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

     Unlike most industrial companies, virtually all of the assets and liabilities of BankAtlantic are monetary in nature. As a result, interest rates have a more significant impact on BankAtlantic's performance than the effects of general price levels. Although interest rates generally move in the same direction as inflation, the magnitude of such changes varies. The possible effect of fluctuating interest rates is discussed more fully under the previous section entitled "Interest Rate Sensitivity."

                                    BUSINESS

GENERAL

     The Company, formed in April 1994 under the laws of the State of Florida, is the holding company for BankAtlantic. The Company acquired all of the capital stock of BankAtlantic on July 13, 1994 pursuant to the holding company reorganization. The Company's principal asset is its ownership of all of the capital stock of BankAtlantic. As a unitary savings bank holding company, the Company is registered with the OTS and is subject to OTS regulations, examinations, supervision and reporting. See "Regulation and Supervision."

     BankAtlantic is a federal savings bank headquartered in Ft. Lauderdale, Florida that provides traditional retail banking services, a full range of commercial banking products and related financial services directly and through subsidiary corporations. The principal business of BankAtlantic is attracting checking and savings deposits from the public and general business customers and using these deposits to originate commercial, residential and consumer loans and to make other permitted investments such as mortgage-backed securities and other investment securities. BankAtlantic has attempted to shift its primary activities from those of a traditional savings and loan to those generally associated with commercial banking. In an effort to cause its loan portfolio to adjust more rapidly to market conditions, BankAtlantic has shifted its emphasis in lending from fixed-rate, long-term residential loans to shorter term and variable rate consumer and commercial loans and investments. BankAtlantic currently operates through 46 branch offices primarily located in Dade, Broward and Palm Beach Counties in South Florida. As reported by an independent statistical reporting service, BankAtlantic is currently the largest independent financial institution headquartered in Broward County, Florida and third in size among all savings institutions headquartered in the State of Florida, based on consolidated assets at December 31, 1995, the most recent date utilized by such reporting service. BankAtlantic is regulated and examined by the OTS and the FDIC and its deposit accounts are insured up to applicable limits by the FDIC.

     BankAtlantic's revenues are derived principally from interest earned on loans, mortgage-backed securities, tax certificates, investment securities and fees earned on deposits. BankAtlantic's major expense items are interest paid on deposits and borrowings, provision for loan losses and general and administrative expenses.

LENDING ACTIVITIES

     General -- BankAtlantic's lending activities are currently divided into three primary segments: residential real estate lending, commercial lending (consisting of commercial real estate and commercial business lending) and consumer lending (primarily consisting of loans secured by second liens on residential real property, loans secured by automobiles and boats and unsecured signature loans). See "Regulation and Supervision" for a description of restrictions on BankAtlantic's lending activities.

     Commercial lending is currently BankAtlantic's main lending focus. Substantially all of BankAtlantic's commercial loans relate to assets of borrowers located in Dade, Broward and Palm Beach Counties, Florida. BankAtlantic has, however, made commercial real estate loans elsewhere in Florida and anticipates increasing this expansion. BankAtlantic's residential real estate lending consists primarily of home mortgage loans secured by residential real estate located in Dade, Broward and Palm Beach Counties, Florida. BankAtlantic also purchases residential loans in the secondary market and from mortgage brokers. Direct consumer loans are solicited primarily through mass and direct marketing and through the distribution and display of advertising materials at branch offices. BankAtlantic also obtains automobile loans indirectly through automobile dealerships located in South Florida.

     BankAtlantic's loan underwriting procedures are designed to assess both the borrower's ability to make principal and interest payments and the value of the collateral securing the loan. Employment and financial information is solicited from prospective borrowers, credit records are reviewed and the value of any collateral for the loan is analyzed. Loan information supplied by a prospective borrower is independently verified. Loan officers or other loan production personnel in a position to directly benefit monetarily through loan solicitation fees from individual loan transactions do not have approval authority and commercial real estate and business and residential loans of $500,000 or more and consumer loans of $100,000 or more require the approval of

BankAtlantic's Major Loan Committee. The Major Loan Committee consists of the Chairman of the Board, the Vice Chairman, the President, the Senior Executive Vice President, certain Executive Vice Presidents and certain other officers of BankAtlantic.

     Interest rates and origination fees charged on loans originated by BankAtlantic are generally competitive with other financial institutions and other mortgage originators in BankAtlantic's general market area. BankAtlantic has an affirmative obligation, under the provisions of the Community Reinvestment Act of 1977, as amended (the "CRA"), to serve the credit needs of the communities in which it operates, and management believes that BankAtlantic fulfills its obligations under the CRA. See "Regulation and Supervision -- Community Reinvestment."

     Commercial Real Estate Loans -- BankAtlantic's commercial real estate loans include permanent mortgage loans on commercial and industrial properties, construction loans secured by income producing properties (or for residential development and land acquisition) and development loans. These loans are originated on both a one year line of credit basis and on a fixed-term basis generally ranging from one to five years. BankAtlantic generally lends not more than 75% of the securing property's appraised value and requires borrowers to maintain, at BankAtlantic, appropriate escrow accounts for the secured property's real estate taxes and insurance. In making lending decisions, BankAtlantic generally considers, among other things, the overall quality of the loan, the credit of the borrower, the location of the real estate, the projected income stream of the property and the reputation and quality of management constructing or administering the property. No one factor is determinative and such factors may be accorded different weights in any particular lending decision. As a general rule, BankAtlantic also requires that these loans be guaranteed by one or more of the individuals who have made a significant equity investment in the property. Commercial real estate loans generally have shorter terms, prime-based interest rates which adjust more rapidly to interest rate fluctuations and bear higher rates of interest than alternative investments. Accordingly, income from this type of loan should be more responsive to changes in the general level of interest rates. However, permanent commercial real estate and construction lending is generally considered to have higher credit risk than single-family residential lending because of the concentration of principal in a limited number of loans and borrowers and is dependent on the successful operation of the related real estate project and thus may be subject, to a greater extent, to adverse conditions in the real estate market or the economy, generally. BankAtlantic's risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property's sell-out value upon completion of the project and the estimated cost of the project. If the estimated cost of construction or development proves to be inaccurate, BankAtlantic may be compelled to advance funds beyond the amount originally committed to permit completion of the project. If the estimate of value proves to be inaccurate, BankAtlantic may be confronted, at or prior to the maturity of the loan, with a project value which is insufficient to assure full repayment. As loan payments become due, the cash flow from the project may not be adequate to service total debt and the borrower may seek to modify the terms of the loan. In addition, the nature of these loans is such that they are generally less predictable and more difficult to evaluate and monitor and collateral may be difficult to dispose of. BankAtlantic has sought to minimize these risks by lending primarily to established entities and generally restricting such loans to its primary market area.

     Commercial Business Loans -- BankAtlantic's corporate lending activities are generally directed towards small to medium size companies located in Dade, Broward and Palm Beach Counties, Florida. BankAtlantic's corporate lending division makes both secured and unsecured loans, although the majority of such lending is done on a secured basis. The average balance of new commercial business loans is in excess of $1 million and such loans are generally secured by the receivables, inventory, equipment, and/or general corporate assets of the borrowers. These loans are originated on both a one year line of credit basis and on a fixed-term basis ranging from one to five years. Commercial business loans generally have annual maturities and prime-based interest rates. However, commercial business loans generally have a higher degree of credit risk than residential loans because they are more likely to be adversely affected by unfavorable economic conditions. The development of ongoing customer relationships with commercial borrowers is an important part of BankAtlantic's efforts to attract more low-interest and non-interest bearing demand deposits and to generate other fee-based, non-lending services.

     Residential Real Estate Loans -- BankAtlantic's branch banking network originates residential loans but BankAtlantic also enlists the services of outside brokers to originate residential loans. These outside brokers receive a fee upon the successful underwriting and closing of the loan. BankAtlantic originates fixed rate loans with amortization periods of up to 30 years; however, substantially all of these loans are sold to correspondents. BankAtlantic also originates adjustable rate mortgage loans ("ARMs") with amortization periods of up to 30 years which are either retained for portfolio or sold to correspondents based on specific criteria. During 1995 and 1996 BankAtlantic purchased residential loans from unrelated third parties and will continue to purchase residential loans in the future. Applicable regulations require that all loans in excess of 90% of appraised value be insured by private mortgage insurance. BankAtlantic's policy is to require private mortgage insurance on all residential loans with a loan to value ratio greater than 80%. In connection with residential loans insured by the Federal Housing Administration ("FHA") or guaranteed by the Veterans Administration ("VA"), BankAtlantic may lend up to the maximum percentage of the appraised value acceptable to the insuring or guaranteeing agency. Appraised values are determined by on-site inspections conducted by qualified independent appraisers. BankAtlantic generally follows regulatory and agency guidelines when it originates such loans for sale.

     Federal regulations permit savings institutions to originate and purchase mortgage loans secured by one-to-four family residences on which the payment amount, the loan terms, the principal balance or a combination thereof change periodically as a result of changes in interest rates. Pursuant to such regulations, changes in the interest rate must be based on the movement of an index that is beyond the control of the institution and must be agreed to by the institution and the borrower. Under such regulations, ARMs must specify the maximum interest rate which may be imposed during the term of the loan. One-to-four family residential loans generally are of a longer duration and bear lower rates of interest than commercial or consumer loans; however, there is generally a lower credit risk associated with these types of loans.

     During the second quarter of 1996 BankAtlantic began purchasing, for portfolio, seasoned fixed and adjustable rate residential first mortgage loans from various mortgage bankers and financial institutions located in various states. BankAtlantic intends to concentrate its efforts on such loan purchases in the secondary market. Loans purchased in the secondary market generally have lower yields than can be obtained by originating loans, but management believes purchasing loans to be cost effective. The Company has a wholesale lending policy setting forth; among other things, procedures for reviewing of underwriting and appraisals applicable to loans to be acquired and various restrictions, including loan size and geographical concentrations.

     In connection with its purchase of loans and MBSs, BankAtlantic makes commitments to mortgage bankers; investment bankers, and other lenders to purchase loans or MBSs on specific terms. BankAtlantic generally agrees to purchase loans at a yield fixed on the date of the commitment with delivery of the loans to be taken within 30 to 60 days thereafter.

     Consumer Loans -- BankAtlantic significantly reduced its consumer lending activities during early 1991 by eliminating indirect consumer loans (consumer loans made by others and acquired by BankAtlantic) and significantly decreasing originations of direct consumer loans (loans made directly to consumers rather than through dealers). However, commencing in 1993, BankAtlantic has focused on originating consumer loans bearing both fixed and prime-based interest rates primarily ranging in terms up to 5 years, excluding second mortgage loans, directly through its branch network. During 1995, BankAtlantic established a relationship with the Automotive Dealers Marketing Inc. ("ADMI") to originate direct automobile loans through a major automobile service club's Florida network. These loans are underwritten by BankAtlantic and a fee is remitted to ADMI upon the successful underwriting and closing of the loan. The volume of direct consumer lending increased in 1996 and 1995 from 1994 levels primarily in second mortgage loans. Through its acquisition of MegaBank in February 1995, BankAtlantic reentered the indirect automobile lending market. MegaBank historically obtained fixed-rate automobile loans indirectly through various automobile dealerships located in Dade County, Florida and BankAtlantic has continued this practice. A determination was made during the first quarter of 1996 to temporarily decrease production of indirect automobile loans pending the integration of newly hired automobile lending personnel. Federal savings institutions are authorized to make secured and unsecured consumer installment loans in an aggregate amount of up to 35% of their assets. In addition, savings institutions have lending authority above this 35% limit for certain consumer loans, such as second mortgages, home improvement loans, mobile home loans and loans secured by savings accounts. Consumer loans typically involve a higher degree of credit risk than one-to-four family residential loans secured by first mortgages, but they generally carry higher yields and have shorter terms to maturity. BankAtlantic's main focus in recent years has been the origination of direct second mortgage loans primarily representing home equity loans which are secured by a junior lien on residential real property and are typically based on a maximum 80% loan-to-value ratio; however, loan-to-value ratios up to 100% exist with a maximum cap of $20,000 subject to certain limitations. Second mortgage loans generally are originated on both a line of credit basis and on a fixed term basis ranging from 5 to 15 years. Personal loans may be secured by various forms of collateral, both real and personal, or to a minimal extent, may be made on an unsecured basis. Such loans generally bear interest at floating rates with the exception of personal unsecured loans which bear interest at a fixed rate.

     The indirect origination of consumer loan products generally requires funding of dealer reserves to dealers who originated such loans. The risk of amounts previously advanced to the dealer is primarily dependent upon loan performance but, secondarily, is dependent upon the financial condition of the dealer. The dealer is generally responsible to BankAtlantic for the amount of the reserve only if a loan giving rise to the reserve becomes delinquent or is prepaid. However, the dealer's ability to refund any portion of the unearned reserve to BankAtlantic is subject to economic conditions, generally, and the financial condition of the dealer. A decline in economic conditions could adversely affect both the performance of the loans and the financial condition of the dealer. There is no assurance that BankAtlantic can successfully recover amounts advanced in the event it pursues the dealer for amounts due. See "Management's Discussion and Analysis of Results of Operations and Financial Condition" regarding BankAtlantic's experience relating to the Subject Portfolio and recovery from its fidelity bond carrier of certain amounts.

     Loan Commitments -- BankAtlantic issues commitments to make residential and commercial real estate loans and commercial business loans on specified terms which are conditioned upon the occurrence of stated events. Loan commitments are generally issued in connection with (i) the origination of loans for the financing of residential properties by prospective purchasers, (ii) construction or permanent loans secured by commercial and multi-unit residential income-producing properties, (iii) loans to corporate borrowers in connection with loans secured by corporate assets and (iv) the origination of loans for the refinancing of residential properties by existing owners.

     The commitment procedure followed by BankAtlantic depends on the type of loan underlying the commitment. Residential loan commitments are generally limited to 30 days and are issued after the loan is approved. However, loan commitments may be extended based on the circumstances. BankAtlantic offers interest rate "locks" for periods of up to 150 days. BankAtlantic also issues short-term commitments on commercial real estate loans and commercial business loans. Short-term commitments generally remain open for no more than 90 days. BankAtlantic usually charges a commitment fee of 1% to 2% on short-term commitments relating to commercial real estate loans and commercial business loans. In most cases, half of the fee is payable upon the acceptance of the commitment and is non-refundable. If the loan is ultimately made, the remainder of the commitment fee is collected at closing.

     Loan Servicing Rights -- BankAtlantic generally retains servicing rights on fixed rate loans which are generally originated for sale. On an on-going basis BankAtlantic purchases servicing rights from third parties. The fees derived from servicing mortgage loans include mortgage servicing fees as well as return check and late charge fees. BankAtlantic has in the past sold bulk purchased mortgage servicing rights based on market conditions, capital constraints and capacity. BankAtlantic plans such sales in the future. The amount of revenue earned from loan servicing is dependent on the prepayments of the underlying loans. Generally, as interest rates fall, loan prepayments accelerate, resulting in lower net revenues earned on loan servicing rights as well as write-offs of purchased mortgage servicing rights. A decline in the value of purchased mortgage servicing rights may also reduce regulatory capital. (See "Regulation and Supervision -- Savings Institutions Regulation"). Conversely, as interest rates rise, loan prepayments decline, resulting in higher net revenues earned on loan servicing rights.

     The lower of cost or market value for mortgage loans originated for resale is determined on an aggregate basis. In May 1995 the FASB issued Statement of Financial Accounting Standard No. 122 ("FAS 122") which eliminated the accounting distinction between rights to service mortgage loans for others that are acquired through loan origination activities and those acquired through purchase transactions. FAS 122 requires an entity to recognize as separate assets rights to service mortgage loans for others, however those servicing rights are acquired. FAS 122 requires the periodic evaluation of capitalized mortgage servicing rights for impairment based on fair value. On January 1, 1996, this statement was implemented prospectively. The initial valuation of mortgage servicing rights ("MSR's") is on an individual loan basis. MSR's acquired either through purchase or origination are amortized to expense using the level yield method over the estimated life of the loan and continually adjusted for prepayments. For the purpose of evaluating and measuring impairment of MSR's, management stratifies those rights based on the predominant risk characteristics of the underlying loans. Those characteristics include loan type, note rate and term. Upon implementation of FAS 122, no additional valuation allowance was required. Adjustments to the valuation allowance are reflected in operations.

     Usury Limitations -- The maximum rate of interest that BankAtlantic may charge for any particular loan transaction varies depending upon the purpose of the loan, the nature of the borrower, the security and other various factors set forth in Florida and federal interest rate laws. Under Florida law, BankAtlantic is not subject to any usury ceiling on loans secured by a first lien on residential real estate and certain other secured loans. Other types of loans are subject to Florida's statutory usury ceiling which is currently 18% per annum, although certain types of loans in excess of $500,000 may legally carry an interest rate of up to 25% per annum.

     Non-Performing and Classified Assets, Loan Delinquencies and
Defaults -- When a borrower fails to make a required payment on a loan, BankAtlantic attempts to have the deficiency cured by communicating with the borrower. In most cases, deficiencies are cured promptly. If the delinquency is not cured within 90 days, it is BankAtlantic's general policy to institute appropriate legal action to collect the loan, including foreclosing on any collateral securing the loan and obtaining a deficiency judgment against the borrower, if appropriate.

     Current regulations provide for the classification of loans and other assets considered by examiners to be of lesser quality as "special mention," "substandard," "doubtful" or "loss" assets. The special mention category applies to assets not warranting classification as substandard but possessing credit deficiencies or potential weaknesses necessitating management's close attention. Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of substandard assets with the additional characteristic that such weaknesses make collection of the loan or liquidation in full on the basis of currently existing facts, conditions and values, highly questionable or improbable.

     For components of the portfolio that are not classified, including special mention, estimated losses for the upcoming twelve months are provided for. For loans classified as substandard or doubtful, whether analyzed and provided for individually or as part of pools, all estimated credit losses over the lives of these loans are provided for. Prompt charge-off is required for loans or portions of loans that available information confirms to be uncollectible. Assets classified as a loss are considered uncollectible and of such little value that their continued treatment as assets is not warranted.

     The asset classification regulations require insured institutions to classify their own assets and to establish prudent general allowances for loan losses. However, regulators have considerable discretion to review asset classifications and loss allowances of insured institutions, and, if a regulator concludes that the valuation allowances established by an institution are inadequate, the regulator may determine, subject to certain reviews, the need for, and extent of, any increase necessary in the institution's general allowance for loan losses.

     Management of BankAtlantic has identified certain loans as non-performing or restructured assets. These assets include: (i) loans accounted for on a non-accrual basis; (ii) loans not included in category (i), which are contractually 90 days or more past due as to interest or principal payments;
(iii) assets acquired in
settlement of loans; (iv) restructured loans, and (v) non-accrual tax certificates. Non-accrual loans are loans on which interest recognition has been suspended until realized because of doubts as to the borrower's ability to repay principal or interest. Restructured loans are loans on which the terms have been altered to provide a reduction or deferral of interest or principal because of a deterioration in the borrower's financial position. Such restructured loans may be removed from the restructured category based upon various factors, including a period of satisfactory loan performance under the revised terms.

     Allowance for Loan Losses -- BankAtlantic prospectively adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan -- Income Recognition and Disclosures" ("FAS 114"), effective January 1, 1995. There was no impact to the consolidated statement of financial condition or the consolidated statement of operations upon implementation. FAS 114 does not apply to large groups of smaller balance homogeneous loans that are collectively evaluated for impairment. Loans collectively reviewed by BankAtlantic for impairment include all residential and consumer loans and performing commercial real estate and business loans under $500,000, excluding loans which are individually reviewed based on specific criteria, such as delinquency and condition of collateral property. BankAtlantic's impaired loans within the scope of FAS 114 include nonaccrual commercial loans, restructured loans, and performing commercial loans less than 90 days delinquent, where management does not expect the loans to be repaid in accordance with their contractual terms but which are expected to be collected in full. Generally, BankAtlantic recognizes interest income on impaired loans on a cash basis.

     BankAtlantic, beginning on January 1, 1995, bases the measurement of loan impairment on the fair value of the loan's collateral in accordance with FAS
114. Non-collateral dependent loan impairment is based on the present value of the estimated future cash flows. Impairment losses are included in the allowance for loan losses through a charge to the provision for loan losses. Adjustments to impairment losses resulting from changes in the fair value of an impaired loan's collateral or projected cash flows are included in the provision for loan losses. Upon disposition of an impaired loan, any related valuation allowance is relieved from the allowance for loan losses.

     The allowance for loan losses is maintained by additions charged to operations as a provision for loan losses and by loan recoveries, while charge-offs reduce the allowance. BankAtlantic's process for evaluating the adequacy of the allowance for loan losses has three basic elements: first, the identification of impaired loans; second, the establishment of appropriate loan loss allowances once individual specific impaired loans are identified; and third, a methodology for estimating loan losses based on the inherent risk in the remainder of the loan portfolio.

INVESTMENT ACTIVITIES

     General -- BankAtlantic maintains an investment portfolio consisting primarily of mortgage-backed securities, tax certificates, Federal agency obligations, Treasury Notes, corporate bonds and asset-backed securities. Additionally, BankAtlantic has, in the past, purchased banker's acceptances. Federal regulations limit the types and quality of instruments in which BankAtlantic may invest.

     Mortgage-backed securities are pools of residential loans which are made to consumers and then generally sold to governmental agencies, such as the Government National Mortgage Corporation ("GNMA"), Federal National Mortgage Association ("FNMA") and Federal Home Loan Mortgage Corporation ("FHLMC"). Mortgage-backed securities have either 15-30 year maturities, 5-7 year balloon maturities or are ARMs. BankAtlantic generally invests in ARMs or 5-7 year balloon maturity mortgage-backed securities. Banker's acceptances are unconditional obligations of the issuing bank and are collateralized by various means, including the inventory and receivables of borrowers of the issuing bank. Asset-backed securities consist of pooled automobile receivables and are limited to only those that are investment grade. Corporate bonds consist of investment grade obligations of corporate borrowers with an average duration not to exceed three years.

     In May 1993, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities

("FAS 115"). FAS 115 was implemented, prospectively, by BankAtlantic on January 1, 1994. Under FAS 115, investments in debt securities which BankAtlantic has a positive intent and ability to hold to maturity are classified as "securities held to maturity" and are carried at cost, adjusted for discounts and premiums which are accreted or amortized to estimated maturity under the interest method. In accordance with FAS 115, a security cannot be classified as held to maturity if it might be sold in response to changes in market interest rates, related changes in the security's prepayment risk, liquidity needs, changes in the availability of and the yield on alternative investments, and changes in funding sources and terms. Prior to the adoption of FAS 115, securities that were held for sale were stated at the lower of amortized cost or market. Upon adoption of FAS 115, all securities that were previously classified as held for sale were designated as "available for sale".

     Debt and equity securities and options related thereto, purchased or sold for the purpose of a short-term profit are classified as "trading account securities" and are recorded at fair value. Unrealized gains and losses in trading account securities are reflected in operations.

     Debt and equity securities not classified as held to maturity or trading account securities are classified as "available for sale". Debt and equity securities available for sale are carried at fair value, with the related unrealized appreciation or depreciation, net of deferred income taxes, reported as a separate component of stockholders' equity.

     On November 15, 1995, the FASB issued Special Report No. 155-B, A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities (the "Special Report"). Pursuant to the Special Report, BankAtlantic was permitted to conduct a one-time reassessment of the classifications of all securities held at that time. Any reclassifications from the held-to-maturity category made in conjunction with that reassessment would not call into question an enterprise's intent to hold other debt securities to maturity in the future. Based upon the guidance provided in the Special Report, BankAtlantic reassessed its security classifications considering, among other issues, flexibility in management of the portfolio for liquidity and interest rate risk management as well as the potential SAIF special assessment. As a result of this reassessment, BankAtlantic, on December 15, 1995 reclassified all mortgage-backed securities, and investment securities, excluding tax certificates, which were previously categorized as "held to maturity" to the "available for sale" category.

     Tax Certificates -- BankAtlantic's portfolio also includes tax certificates issued by various counties in the State of Florida. Tax certificates are evidences of tax obligations that are auctioned by county taxing authorities on an annual basis when the property owner fails to pay the real estate taxes on the property when due. Tax certificates represent a priority lien against the real property for which the assessed real estate taxes are delinquent. Interest accrues on the tax certificates at the rate established at the auction. The minimum repayment on tax certificates in order to satisfy the lien is the certificate amount plus the greater of five percent of the certificate amount or the interest accrued through the redemption date. Although tax certificates have no payment schedule or stated maturity, the certificate holder has the right to collect the delinquent tax amount, plus interest and can file for a deed to the underlying property if the delinquent tax amount is unpaid at the end of two years. If the certificate holder does not file for the deed within seven years, the certificate becomes null and void. BankAtlantic's experience with this type of investment has been favorable as rates earned are generally higher than many alternative investments, substantial repayment generally occurs over a two year period and losses to date have been minimal. The primary risks BankAtlantic has experienced with tax certificates have related to the risk that additional funds may be required to purchase other certificates relating to the property, the risk that the liened property may be unusable and the risk that potential environmental concerns may make taking title to the property untenable.

     The OTS has reviewed the amount invested in, and procedures utilized in the acquisition and administration of tax certificates by savings institutions. The purpose of such review is believed to have been the establishment of specific regulatory guidelines and procedures so as to insure the safety and soundness of the investment by savings institutions. BankAtlantic participated with the OTS in this review. After such review, the Southeast Regional Office of the OTS recommended that the maximum amount of tax certificates purchased be based on a formula whereby the rolling twelve month average of aggregate investments in tax

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

certificates, including interest thereon, not exceed 100% of risk-based capital. Based on market conditions, BankAtlantic purchased approximately $44 million, $47 million and $64 million in tax certificates at auctions in 1995, 1994 and 1993, respectively, less than that permissible under the OTS recommendation. At March 31, 1996, BankAtlantic had an outstanding balance of approximately $40 million in tax certificates. BankAtlantic is also aware that on November 17, 1992, the Federal Deposit Insurance Corporation ("FDIC") issued an Interpretive Letter stating its view that it constitutes an unsafe or unsound banking practice for a non-member commercial bank to invest in tax certificates. While BankAtlantic is not aware of any similar statement published by the FDIC concerning investments in tax certificates by savings banks, the Atlanta Regional Office of the FDIC has advised BankAtlantic that the FDIC believes that tax certificates "inherently have an objectionable level of risk for financial institution investment." However, if in the future the FDIC or the OTS makes a determination that investments in tax certificates are improper, either regulator could seek to impose restrictions or sanctions, prohibit or limit investments in tax certificates or require additional regulatory reserves with respect to these investments. In April 1996, an interpretive letter was released by the OCC which rescinds all previous prohibitions related to the purchase of tax certificates by national banks, provided they follow the appropriate guidelines and policies. For descriptions of BankAtlantic's investments in tax certificates and other investment securities, see Note 2 to the Consolidated Financial Statements.

     Management of BankAtlantic establishes allowances for tax certificate losses in amounts which it believes is sufficient to provide for potential future losses. In establishing its allowances for tax certificates, management considers past loss experience, present indicators such as the length of time the certificate has been outstanding, economic conditions and collateral values. Tax certificates and resulting deed applications are classified as nonaccrual when a tax certificate is outstanding 48 months and a deed has aged 48 months from BankAtlantic's acquisition date. At that time, interest ceases to be accrued and previously accrued interest is reversed. Prior to 1994 the practice was to establish an allowance for any interest accrued after a specified term after acquisition of the certificate. The new methodology charges off certificates at the same point in time, but discontinues the practice of accruing interest and establishing an allowance for amounts accrued after the specified term.

SOURCES OF FUNDS

     General -- Historically, deposits have been the principal source of BankAtlantic's funds for use in lending and for other general business purposes. Loan repayments, sales of securities, capital contributions from the Company, advances from the Federal Home Loan Bank ("FHLB") of Atlanta and other borrowings, including the issuance of subordinated debentures, and the use of repurchase agreements have been additional sources of funds. Loan amortization payments and deposit inflows and outflows are significantly influenced by general interest rates. Borrowings may be used by BankAtlantic on a short-term basis to compensate for reductions in normal sources of funds such as savings inflows, and to provide additional liquidity investments. On a long-term basis, borrowings may support expanded lending activities. Historically, BankAtlantic has borrowed primarily from the FHLB of Atlanta and through the use of repurchase agreements.

     Deposit Activities -- BankAtlantic offers several types of deposit programs designed to attract both short-term and long-term funds from the general public by providing an assortment of accounts and rates. BankAtlantic believes that its product line is comparable to that offered by its competitors. BankAtlantic offers the following accounts: commercial and retail demand deposit accounts; regular passbook and statement savings accounts; money market accounts; fixed-rate, fixed-maturity certificates of deposit, ranging in maturity from 30 days to 8 years; variable-maturity jumbo certificates of deposit; and various NOW accounts. BankAtlantic also offers IRA and Keogh retirement accounts. BankAtlantic's deposit accounts are insured by the FDIC through the SAIF and the BIF up to a maximum of $100,000 for each insured depositor.

     BankAtlantic solicits deposits through advertisements in newspapers and magazines of general circulation and on radio and television in Dade, Broward and Palm Beach Counties, Florida. Most of its depositors are residents of these three counties at least part of the year. BankAtlantic does not hold any deposits obtained through brokers. In February 1995, in connection with the acquisition of MegaBank, BankAtlantic acquired approximately $20 million of deposits from non-resident aliens solicited through business development officers.

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

     Borrowings -- BankAtlantic has utilized wholesale repurchase agreements as a means of obtaining funds and increasing yields on its investment portfolio. In a wholesale repurchase transaction, BankAtlantic sells a portion of its current investment portfolio (usually government and mortgage-backed securities) at a negotiated rate and agrees to repurchase the same assets on a specified date. Proceeds from such transactions are treated as secured borrowings pursuant to applicable regulations. See Note 9 to the Consolidated Financial Statements.

     BankAtlantic is a member of the FHLB and is authorized to apply for secured advances from the FHLB of Atlanta. See "Regulation and Supervision." BankAtlantic uses advances from the FHLB to repay other borrowings, meet deposit withdrawals and expand its lending and short-term investment activities. See
Note 8 to the Consolidated Financial Statements.

     Federal Funds Borrowings -- BankAtlantic has established three $5.0 million unsecured facilities from three federally insured banking institutions to purchase Federal Funds. The facilities are used on an overnight borrowing basis to assist in managing BankAtlantic's cash flow requirements. These Federal Fund lines are subject to periodic review and may be terminated at any time by the issuer institution.

COMPETITION

     As reported by an independent statistical reporting service, BankAtlantic ranked third in size among all savings institutions headquartered in the State of Florida and first in size among all independent financial institutions headquartered in Broward County, Florida, based on consolidated assets at December 31, 1995, the most recent date utilized by such reporting service. BankAtlantic's operating goal is to provide a broad range of financial services with a strong emphasis on customer service to individuals and businesses in South Florida.

     BankAtlantic has substantial competition in attracting and retaining deposits and in lending funds. The primary factors in competing for deposits are the range and quality of financial services offered, the ability to offer attractive rates and the availability of convenient office locations. There is direct competition for deposits from credit unions and commercial banks and other savings institutions. Additional significant competition for savings deposits comes from other investment alternatives, such as money market mutual funds and corporate and government securities. The primary factors in competing for loans are the range and quality of lending services offered, interest rates and loan origination fees. Competition for the origination of real estate loans normally comes from other savings and financial institutions, commercial banks, mortgage bankers and insurance companies.

     On August 8, 1995, the FDIC established a reduced deposit insurance assessment rate schedule of 4 to 31 basis points ($.04 to $.31 for every $100 of assessable deposits) for BIF members retroactive to May 1995. The FDIC further reduced the premiums applicable to BIF deposits, effective January 1, 1996, to a minimum flat fee of $2,000 to a maximum assessment of 27 basis points. Under the new assessment rate schedule, approximately 92% of BIF members will pay only the minimum fee while SAIF members retain the existing assessment rate schedule of 23 to 31 basis points. BankAtlantic pays deposit insurance premiums primarily to the SAIF and secondarily, to the BIF in connection with the deposits it acquired as a result of the acquisition of MegaBank. At March 31, 1996, BankAtlantic had approximately $135 million of deposits subject to BIF premiums and $1.2 billion subject to SAIF premiums.

     The disparity in insurance premiums between those required for financial institutions with all or primarily SAIF insured deposits and those with all or primarily BIF deposits could allow BIF members to attract and retain deposits at a lower effective cost. The resulting competitive disadvantage could also result in BankAtlantic having to raise its deposit rates to remain competitive or lose deposits to BIF members who may decide to pay higher rates of interest on deposits because of the lower deposit insurance premiums. Although BankAtlantic has other sources of funds, such sources may be more costly than the cost of deposits.

     Several alternatives to mitigate the effect of the BIF/SAIF premium disparity have been proposed by the U.S. Congress, federal regulators, industry lobbyists and the Clinton Administration. One plan to recapitalize the SAIF that has gained support of several sponsors would require all SAIF member institutions, including

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

BankAtlantic, to pay a one-time fee of approximately 85 basis points on the amount of deposits held by the member institution at March 31, 1995. This fee would amount to approximately $6.1 million on an after tax basis to BankAtlantic and , if this proposal is enacted into law, the effect would most likely be an immediate charge to earnings. In addition, BNA is also subject to the proposed one-time fee since all of its deposits are SAIF-insured deposits; however, management believes that the assessment would be reduced by 20% based on BNA's status as a "de novo sasser bank" as defined by the proposed legislation. The fee associated with BNA's SAIF-insured deposits would amount to approximately $1.8 million on an after tax basis.

     Past legislative and regulatory action has increased competition between savings institutions and other financial institutions, such as commercial banks, by expanding the range of financial services that may be offered by savings institutions (e.g., interest bearing checking accounts, trust services and installment and commercial lending authority), while reducing or eliminating the difference between thrift institutions and commercial banks with respect to long-term lending authority, taxation and maximum rates of interest that may be paid on savings deposits. Current and future regulatory requirements may adversely affect BankAtlantic's competitive position by restricting its operations. Legislative developments related to interstate branching and banking are expected to continue the consolidation of smaller thrifts and banks, and also provide easier access to larger financial institutions in the marketplace. Accordingly, BankAtlantic expects increased competition in the immediate future. See further discussion under "Regulation and Supervision -- Legislative Developments -- Interstate Banking".

EMPLOYEES

     The Company does not have any employees who are not also employees of BankAtlantic. At March 31, 1996 BankAtlantic employed 762 full-time and 44 part-time employees. Management believes that its relations with its employees are satisfactory. BankAtlantic currently maintains a comprehensive employee benefits program providing, among other benefits, a qualified pension plan, managed health care programs and life insurance. These employee benefits are considered by management to be generally competitive with employee benefits provided by other major employers in Florida. BankAtlantic's employees are not represented by any collective bargaining group.

PROPERTIES

     The Company's and BankAtlantic's principal and executive offices are located at 1750 East Sunrise Boulevard, Fort Lauderdale, Florida 33304. In addition to its principal office, BankAtlantic currently conducts business at 45 branch offices primarily located in Dade, Broward, and Palm Beach Counties, Florida. BankAtlantic owns the land and building on which its executive offices are located and also owns 22 of its branch office locations. BankAtlantic leases either the land, the building or both in connection with the operation of its 20 other branch offices. BankAtlantic has seven leased branch office sites in Broward County, with lease expiration dates ranging from 1996 to 2001; nine leased branch office sites in Dade County, with lease expiration dates ranging from 1996 to 2005; one leased branch office in Palm Beach County, with a lease expiring in 1999; and six leased branch offices located in Wal-Mart stores in Lee, Sarasota and Charlotte Counties, with leases expiring in 1999 and 2000. BankAtlantic also maintains two ground leases in Broward County expiring in 1996, 1999 and 2072 and one ground lease in Palm Beach County expiring in 2000. At March 31, 1996, the aggregate net book value of premises and equipment, including leasehold improvements and equipment, was $42.6 million.

                           REGULATION AND SUPERVISION

GENERAL

     The Company, by virtue of its ownership of all of the outstanding stock of BankAtlantic, is a unitary savings bank holding company subject to regulatory oversight by the OTS. As such, the Company is required to register with and be subject to OTS examination, supervision and certain reporting requirements. Further, as a company having a class of publicly held equity securities, the Company is subject to the reporting and the other requirements of the Exchange Act. In addition, based on its ownership at March 31, 1996 of 46% of the

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

Company's Class B Common Stock, BFC is subject to the same oversight by the OTS as discussed herein with respect to the Company.

     BankAtlantic is a member of the FHLB system and its deposit accounts are insured up to applicable limits by the FDIC. BankAtlantic is subject to supervision, examination and regulation by the OTS and to a lesser extent by the FDIC as the insurer of its deposits. BankAtlantic must file reports with the OTS and the FDIC concerning its activities and financial condition, in addition to obtaining regulatory approvals prior to entering into certain transactions. There are periodic examinations by the OTS and the FDIC to examine BankAtlantic's compliance with various regulatory requirements. The regulatory structure also gives regulatory authorities extensive discretion in connection with their supervisory and enforcement policies with respect to the classification of non-performing and other assets and the establishment of adequate loan loss reserves for regulatory purposes.

HOLDING COMPANY REGULATIONS

     The Home Owner's Loan Act ("HOLA") prohibits a savings bank holding company from directly or indirectly acquiring control, including through an acquisition by merger, consolidation or purchase of assets, of any savings association (as defined in Section 3 of the Federal Deposit Insurance Act) or any other savings and loan or savings bank holding company, without prior OTS approval. In considering whether to grant approval for any such transaction, the OTS will take into consideration a number of factors, including the competitive effects of the transaction, the financial and managerial resources and future prospects of the holding company and its bank or thrift subsidiaries following the transaction, and the compliance records of such subsidiaries with the CRA. Generally, a savings bank holding company may not acquire more than 5% of the voting shares of any savings association unless by merger, consolidation or purchase of assets, in each case subject to prior OTS approval. A savings bank holding company may not acquire as a separate subsidiary an insured institution which has its principal offices outside of the state where the principal offices of its subsidiary institution is located, except in the case of certain emergency acquisitions approved by the FDIC, or when the laws of the state in which the insured institution to be acquired is located specifically authorize such an acquisition. However, a savings bank holding company may acquire up to 5% of the voting shares of any savings association or savings bank holding company not a subsidiary thereof without prior regulatory approval. Another provision of HOLA permits a savings bank holding company to acquire up to 15% of the voting shares of certain undercapitalized savings associations.

     Federal law empowers the Director of the OTS to take substantive action when it determines that there is reasonable cause to believe that the continuation by a savings bank holding company of any particular activity constitutes a serious risk to the financial safety, soundness, or stability of a savings bank holding company's subsidiary savings institution. The Director of the OTS has oversight authority for all holding company affiliates, not just the insured institution. Specifically, the Director of the OTS may, as necessary,
(i) limit the payment of dividends by the savings institution; (ii) limit transactions between the savings institution, the holding company and the subsidiaries or affiliates of either; or (iii) limit any activities of the savings institution that might create a serious risk that the liabilities of the holding company and its affiliates may be imposed on the savings institution. Any such limits would be issued in the form of a directive having the legal effect of a cease and desist order.

     Activities Limitations -- The Company will remain a unitary savings bank holding company under applicable law until it acquires as a separate subsidiary another savings institution. A savings bank holding company whose sole subsidiary qualifies as a qualified thrift lender ("QTL"), described below, generally has the broadest authority to engage in various types of business activities with little to no restrictions on its activities, except that historically savings bank holding companies have not been permitted to acquire or be acquired by an entity engaged in securities underwriting or market making. A holding company that acquires another institution and maintains it as a separate subsidiary or whose sole subsidiary fails to meet the QTL test will become subject to the activities limitations applicable to multiple savings bank holding companies. In general, a multiple savings bank holding company (or subsidiary thereof that is not an insured institution) may not commence, or continue for more than a limited period of time after becoming a multiple savings bank holding company (or a subsidiary thereof), any business activity other than (i) furnishing or performing

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

management services for a subsidiary insured institution; (ii) conducting an insurance agency or an escrow business; (iii) holding, managing or liquidating assets owned by or acquired from a subsidiary insured institution; (iv) holding or managing properties used or occupied by a subsidiary insured institution; (v) acting as trustee under deeds of trust; (vi) those activities previously directly authorized by the OTS by regulation as of March 5, 1987 to be engaged in by multiple savings bank holding companies; or (vii) subject to prior approval of the OTS, those activities authorized by the Federal Reserve Board ("FRB") as permissible investments for bank holding companies. These restrictions do not apply to a multiple savings bank holding company if (a) all, or all but one, of its insured institution subsidiaries were acquired in emergency thrift acquisitions or assisted acquisitions and (b) all of its insured institution subsidiaries are QTLs.

     Restrictions on Transactions with BankAtlantic -- BankAtlantic is subject to restrictions in its dealings with the Company and any other companies that are "affiliates" of the Company under HOLA and certain provisions of the Federal Reserve Act ("FRA") that are made applicable to savings institutions by the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") and OTS regulations.

     As a result of FIRREA, a savings institution's transactions with its affiliates are subject to limitations set forth in the HOLA and OTS regulations, which incorporate Sections 23A, 23B, 22(g) and 22(h) of the FRA and Regulation O adopted by the FRB. Under Section 23A, an "affiliate" of an institution is defined generally as (i) any company that controls the institution and any other company that is controlled by the company that controls the institution, (ii) any company that is controlled by the shareholders who control the institution or any company that controls the institution or (iii) any company that is determined by regulation or order to have a relationship with the institution (or any subsidiary or affiliate of the institution) such that "covered transactions" with the company may be affected by the relationship to the detriment of the institution. "Control" is determined to exist if a percentage stock ownership test is met or if there is control over the election of directors or the management or policies of the company or institution. "Covered transactions" generally include loans or extensions of credit to an affiliate, purchases of securities issued by an affiliate, purchases of assets from an affiliate (except as may be exempted by order or regulation), and certain other transactions. See "Regulation and Supervision -- Savings Institution
Regulations -- Transactions with Affiliates" below for a general discussion of the restrictions on dealing with affiliates.

LEGISLATIVE DEVELOPMENTS

     Over the years measures have been taken to reform the thrift and banking industries and to strengthen the insurance funds for depository institutions. In 1991, a comprehensive deposit insurance and banking reform plan, the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), became law. Although FDICIA's primary purpose was to recapitalize the insurance fund, FDICIA also affects the supervision and regulation of all federally insured depository institutions, including federal savings banks such as BankAtlantic and financial institution holding companies such as the Company.

     FDICIA requires each federal banking agency to establish standards relating to internal controls, information systems, and internal audit systems that are designed to assess the financial condition and management of the institution, loan documentation, credit underwriting, interest rate exposure, asset growth, and compensation, fees and benefits. FDICIA lowered the QTL investment percentage applicable to institutions insured by SAIF. See "Savings Institution Regulations -- Qualified Thrift Lender." FDICIA further requires annual on-site full examinations of depository institutions, with certain exceptions, and annual reports on institutions' financial and management controls.

     The Riegle Community Development and Regulatory Improvement Act of 1994 (the "Riegle Act") -- The Riegle Act, passed in September 1994, consolidated several proposals into a single bill for funding for community development, reduction of regulatory paperwork burdens of banks, small business securitization, consumer protection, currency transaction reporting reforms and reforms to the National Flood Insurance programs.

     Interstate Banking -- The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("RNA") authorizes interstate acquisition of banks and bank holding companies without geographic limitation beginning one year after enactment. In addition, beginning June 1, 1997, a bank may merge with a

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bank in another state as long as neither of the states has opted out of interstate branching between the date of enactment of the RNA and May 31, 1997. The RNA further provides that states may enact laws permitting interstate merger transactions prior to June 1, 1997. A bank may establish and operate a de novo branch in a state in which the bank does not maintain a branch if that state expressly permits de novo branching. Once a bank has established branches in a state through an interstate merger transaction, the bank may establish and acquire additional branches at any location in the state where any bank involved in the interstate merger transaction could have established or acquired branches under applicable federal or state law. A bank that has established a branch in a state through de novo branching may establish and acquire additional branches in such state in the same manner and to the same extent as a bank having a branch in such state as a result of an interstate merger. If a state opts out of interstate branching within the specified time period, no bank in any other state may establish a branch in the opting out state, whether through an acquisition or de novo.

     Expanded Non-Banking Activities -- Various bills have been introduced into the United States Congress that would repeal in some respects the provisions of the Glass-Steagall Act prohibiting certain banking organizations from engaging in certain securities activities and the provisions of the Bank Holding Company Act prohibiting affiliations between banking organizations and non-banking organizations. This legislation is still under discussion.

SAVINGS INSTITUTION REGULATIONS

     Regulatory Capital -- Both the OTS and the FDIC have promulgated regulations establishing capital requirements applicable to savings institutions. The effect and interrelationship of these regulations is discussed below.

     Savings institutions must meet the OTS' specific capital standards which by law must be no less stringent than capital standards applicable to national banks, with exceptions for risk-based capital requirements to reflect interest rate risk or other risk. Capital calculated pursuant to the OTS' regulations varies substantially from capital calculated pursuant to GAAP. At March 31, 1996 and December 31, 1995, BankAtlantic met all applicable regulatory capital requirements. The capital requirements are as follows:

     (a) The leverage limit requires savings institutions to maintain core capital of at least 3% of adjusted total assets. Adjusted total assets are calculated as GAAP total assets, minus intangible assets (except those included in core capital as described below). Core capital consists of common shareholders' equity, including retained earnings, noncumulative perpetual preferred stock and related surplus, less specified intangible assets (including goodwill and MSRs. However, a portion of MSRs may be included in adjusted assets and core capital. Generally, an amount may be included equal to the lower of (i) 90% of the fair market value of readily marketable MSRs (ii) the current amortized book value as determined under GAAP or (iii) 50% of core capital. At March 31, 1996, BankAtlantic had core capital of approximately $137.3 million and a core capital ratio of 8.45%. This amount was $88.5 million above the 3% requirement on that date. At March 31, 1996, MSRs amounted to approximately $24.5 million.

     (b) Under the tangible capital requirement, savings institutions must maintain tangible capital in an amount not less than 1.5% of adjusted total assets. Tangible capital is defined in the same manner as core capital, except that all intangible assets, except MSRs, must be deducted. The percentage of MSRs which may be included in tangible capital is equal to the lesser of (a) 100% of the amount of tangible capital that exists before the deduction of any disallowed MSRs or (b) the amount of MSRs allowed to be included in core capital. As of March 31, 1996 BankAtlantic had tangible capital of approximately $137.3 million and a tangible capital ratio of 8.45%. This amount was $112.9 million above the 1.5% requirement on that date.

     (c) The risk-based standards of the OTS currently require maintenance of core capital equal to at least 4% of risk-weighted assets, and total capital equal to at least 8% of risk-weighted assets. Total capital includes core capital plus supplementary capital, but supplementary capital that may be included in computing total capital for this purpose may not exceed core capital. Supplementary capital includes cumulative perpetual preferred stock, allowable subordinated debt and general loan loss allowances, within specified limits. Such general loss allowances may not exceed 1.25% of risk-weighted assets.

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

     Risk-weighted assets are determined by assigning to all assets designated risk weights ranging from 0% to 100%, based on the credit risk assumed to be associated with the particular asset. Generally, zero weight is assigned to risk-free assets, such as cash and unconditionally guaranteed United States government securities such as mortgage-backed securities issued or guaranteed by GNMA. A weight of 20% is assigned to, among other things, certain obligations of United States government-sponsored agencies (such as the FNMA and the FHLMC), stock of a FHLB and high quality mortgage-related securities. A weight of 50% is assigned to qualifying mortgage loans and certain other residential mortgage-related securities. A weight of 100% is assigned to consumer, commercial and other loans, repossessed assets and assets that are 90 days or more past due and all other assets not identified in the categories above. As of March 31, 1996 BankAtlantic had total risk-based capital equal to approximately $151.6 million and a risk-based capital ratio of 13.32%. This amount was $60.5 million above the 8% requirement on that date.

     In addition to the capital requirements set forth in the OTS' regulations, the OTS has delegated to its Regional Directors the authority to establish higher individual minimum capital requirements for savings institutions based upon a determination that the institution's capital is or may become inadequate in view of its circumstances. For example, circumstances which may be considered by the Regional Directors include situations where the institution is: (i) receiving special supervisory attention; (ii) having or expected to have losses resulting in capital inadequacy; (iii) having a high degree of exposure to interest-rate, prepayment, credit or similar risks or a high proportion of off-balance sheet risk; (iv) having poor liquidity or cash flow; (v) growing, internally or through acquisitions, at such a rate that supervisory problems are presented that are not dealt with adequately by other OTS regulations; (vi) having potential adverse effects from the activities or condition of its affiliates or others with which it has significant business relationships, including concentrations of credit; (vii) having a portfolio reflecting weak credit quality; (viii) having inadequate underwriting policies or procedures for loans and investments; (ix) experiencing operational losses that exceeds the average of other, similarly situated savings institutions; (x) having management deficiencies; (xi) experiencing a poor record of supervisory compliance; or
(xii) having a high degree of exposure to interest rate risk, credit risk, concentration of credit risk, certain risks arising from non-traditional activities or similar risks or a high proportion of off balance sheet risk.

     The OTS amended its risk-based capital rules to incorporate interest-rate risk ("IRR") requirements which require a savings association to hold additional capital if it is projected to experience an excessive decline in net portfolio value in the event interest rates increase or decrease by two percentage points. The additional capital required is equal to one-half of the amount by which any decline in net portfolio value exceeds 2 percent of the savings association's total net portfolio value. BankAtlantic does not expect the interest-rate risk requirements to have a material impact on its required capital levels at the present time.

     Additionally, the Office of the Comptroller of the Currency (the "OCC"), which is the primary regulator for national banks has adopted a rule increasing the leverage ratio requirements for all but the most highly rated national banks. Pursuant to FIRREA, the OTS is required to issue capital standards for savings institutions that are no less stringent than those applicable to national banks. Based on the OCC rule, savings institutions would be required to maintain a leverage ratio (defined as the ratio of core capital to adjusted total assets) of between 4% and 5%. If the OCC's rule and the interest rate risk component discussed above were in effect for OTS regulated financial institutions at March 31, 1996, Bank Atlantic believes it would be in full compliance with the new rules and would have risk-based capital in excess of the applicable risk-based capital requirement.

     The OTS also issued a final rule, effective March 1, 1994, which excludes core deposit intangibles ("CDIs") in the determination of regulatory capital. BankAtlantic has not had CDIs since the effective date of the final rule and accordingly, BankAtlantic is not currently affected by this exclusion from capital; however, as a result of the MegaBank acquisition, BankAtlantic recorded as intangible assets amounts representing the excess of the cost of the net assets acquired over the fair value of such assets and the cost of the non-competition agreement with a principal of MegaBank. Such amounts are deducted in full from tangible, core and risk-based capital. At March 31, 1996 $11.1 million has been deducted in connection with the MegaBank acquisition based upon the intangible exclusion. It is anticipated that the proposed acquisition of BNAB will result in additional intangible assets which will also be excluded in the determination of

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

regulatory capital. For a further discussion of the Company's acquisitions, see
Note 20 of the Consolidated Financial Statements.

     Insurance of Accounts -- BankAtlantic's deposits are insured by the SAIF and BIF for up to $100,000 for each insured account holder, the maximum amount currently permitted by law. Pursuant to the FDICIA, the FDIC adopted transitional regulations implementing risk-based insurance premiums that became effective on January 1, 1993. Under these regulations, institutions are divided into groups based on criteria consistent with those established pursuant to the prompt regulatory action provisions of the FDICIA (see "Savings Institution Regulations -- Prompt Regulatory Action", below). Each of these groups is further divided into three subgroups, based on a subjective evaluation of supervisory risk to the insurance fund posed by the institution. Insurance premiums range from 23 to 31 basis points, with well capitalized institutions in the highest supervisory subgroup paying 23 basis points and undercapitalized institutions in the lowest supervisory subgroup paying 31 basis points. BankAtlantic also pays BIF premiums based on the deposits it acquired in connection with the MegaBank acquisition. The deposits associated with the proposed acquisition of BNAB are primarily SAIF insured deposits.

     As an insurer, the FDIC issues regulations and conducts examinations of its insured members. Insurance of deposits by the FDIC may be terminated by the FDIC, after notice and hearing, upon a finding that an institution has engaged in unsafe and unsound practices, is in an unsafe and unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the OTS or the FDIC. When conditions warrant, the FDIC may impose less severe sanctions as an alternative to termination of insurance. BankAtlantic's management does not know of any present condition pursuant to which the FDIC would seek to impose sanctions on BankAtlantic or terminate insurance of its deposits. See "Competition" for potential changes in insurance assessments.

     The OTS has proposed amendments to its capital distribution regulations to conform regulations to the "prompt corrective action" provisions of FDICIA. As proposed, adequately or well capitalized savings associations that (i) are not held by savings and loan holding companies; (ii) have a composite rating of "1" or "2", (iii) are not deemed to be in "troubled condition"; and (iv) will remain at least adequately capitalized after the proposed capital distribution, will not be required to provide notice to the OTS before making capital distributions. Because it is in a holding company structure, the proposal, if adopted, will still require BankAtlantic to file a notice with the OTS before making a capital distribution, regardless of its capital condition.

     A "well capitalized" institution must have risk-based capital of 10% or more, core capital of 5% or more and Tier 1 risk-based capital (based on the ratio of core capital to risk-weighted assets) of 6% or more and may not be subject to any written agreement, order, capital directive or prompt corrective action directive issued by the OTS to meet and maintain a specific capital level for a specific capital measure. An institution will be categorized as:
"adequately capitalized" if it has total risk-based capital of 8% or more, Tier 1 risk-based capital of 4% or more and core capital of 4% or more; "undercapitalized" if it has total risk-based capital of less than 8%, Tier 1 risk-based capital of less than 4% or core capital of less than 4%; "significantly undercapitalized" if it has total risk-based capital of less than 6%, Tier 1 risk-based capital of less than 3% or core capital of less than 3%; and "critically undercapitalized" if it has tangible capital of less than 2%. Any savings institution that fails its regulatory capital requirement is subject to enforcement action by the OTS or the FDIC. At March 31, 1996 BankAtlantic met the capital requirements of a "well capitalized" institution as defined above.

     Under FDICIA, an insured depository institution cannot make a capital distribution (as broadly defined to include, among other things, dividends, redemptions and other repurchases of stock), or pay management fees to any person that controls the institution, if thereafter it would be undercapitalized. The appropriate Federal banking agency, however, may (after consultation with the FDIC) permit an insured depository institution to repurchase, redeem, retire or otherwise acquire its shares if such action (i) is taken in connection with the issuance of additional shares or obligations in at least an equivalent amount and (ii) will reduce the institution's financial obligations or otherwise improve its financial condition. An undercapitalized institution is generally prohibited from increasing its average total assets. An undercapitalized institution is also generally

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

prohibited from making any acquisitions, establishing any branches or engaging in any new line of business except in accordance with an accepted capital restoration plan or with the approval of the FDIC. In addition, the appropriate Federal banking agency is given authority with respect to any undercapitalized depository institution to take any of the actions it is required to or may take with respect to a significantly undercapitalized institution as described below if it determines "that those actions are necessary to carry out the purpose" of FDICIA.

     Restrictions on Dividends and Other Capital Distributions -- Current regulations applicable to the payment of cash dividends by savings institutions impose limits on capital distributions based on an institution's regulatory capital levels and net income. An institution that meets or exceeds all of its fully phased-in capital requirements (both before and after giving effect to the distribution) and is not in need of more than normal supervision would be a "Tier 1 association." Upon prior notice to, and non-objection by, the OTS, a Tier 1 association may make capital distributions during a calendar year up to the greater of (i) 100% of net income for the current calendar year plus 50% of its capital surplus or (ii) 75% of its net income over the most recent four quarters. Any additional capital distributions would require prior regulatory approval.

     An institution that meets the minimum regulatory capital requirements but does not meet the fully phased-in capital requirements would be a "Tier 2 association," which may make capital distributions of between 25% and 75% of its net income over the most recent four-quarter period, depending on the institution's risk-based capital level. A "Tier 3 association" is defined as an institution that does not meet all of the minimum regulatory capital requirements and therefore may not make any capital distributions without the prior approval of the OTS.

     Savings institutions must provide the OTS with at least 30 days written notice before making any capital distributions. All capital distributions are subject to the OTS' right to object to a distribution on safety and soundness grounds.

     The FHLB System -- BankAtlantic is a member of the FHLB system, which consists of 12 regional FHLBs governed and regulated by the Federal Housing Finance Board ("FHFB"). The FHLBs provide a central credit facility for member institutions. BankAtlantic, as a member of the FHLB of Atlanta, is required to acquire and hold shares of capital stock in the FHLB of Atlanta in an amount at least equal to the greater of 1% of the aggregate principal amount of its unpaid residential mortgage loans, home purchase contracts and similar obligations as of the close of each calendar year, or 5% of its borrowings from the FHLB of Atlanta (including advances and letters of credit issued by the FHLB on BankAtlantic's behalf). BankAtlantic is currently in compliance with this requirement.

     Each FHLB makes loans (advances) to members in accordance with policies and procedures established by the board of directors of the FHLB. These policies and procedures are subject to the regulation and oversight of the FHFB. The FHLB Act establishes collateral requirements for advances from the FHLB. All advances from the FHLB must be fully secured by sufficient collateral as determined by the FHLB of Atlanta. The FHLB Act prescribes eligible collateral as first mortgage loans less than 90 days delinquent or securities evidencing interests therein, securities (including mortgage-backed securities) issued, insured or guaranteed by the Federal government or any agency thereof, deposits with the FHLB and, to a limited extent, real estate with readily ascertainable value in which a perfected security interest may be obtained. All long-term advances are required to provide funds for residential home financing. The FHLB of Atlanta has established standards of community service that members must meet to maintain access to long-term advances.

     Fees and Assessments of the OTS -- The OTS has adopted regulations to assess fees on savings institutions to fund the operations of the OTS. The regulations provide for the OTS' assessments to be made based on the total consolidated assets of a savings institution as shown on its most recent report to the agency. Troubled savings institutions (generally, those operating in conservatorship or with the lowest two (of five) supervisory subgroup ratings) are to be assessed at a rate 50% higher than similarly sized thrifts that are not experiencing problems.

     Investment Activities -- As a federally-chartered savings bank, BankAtlantic is subject to various restrictions and prohibitions with respect to its investment activities. These restrictions and prohibitions are set

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

forth in HOLA and in the rules of the OTS and include dollar amount limitations and procedural limitations. BankAtlantic is in compliance with these restrictions.

     Under the Federal Deposit Insurance Act ("FDIA"), a savings institution is required to provide 30 days prior notice to the FDIC and the OTS of its desire to establish or acquire a new subsidiary or conduct any new activity through a subsidiary. The institution is also required to conduct the activities of the subsidiary in accordance with the OTS' orders and regulations. The Director of the OTS has the power to force divestiture of any subsidiary or the termination of any activity it determines is a serious threat to the safety, soundness or stability of the savings institution or is otherwise inconsistent with sound banking principles. Additionally, the FDIC is authorized to determine whether any specific activity poses a threat to SAIF and to prohibit any member of SAIF from engaging directly in the activity, even if it is an activity that is permissible for a federally-chartered savings institution or for a subsidiary of a state-chartered savings institution.

     Safety and Soundness -- Operational and managerial standards for internal controls, information systems, loan documentation, credit underwriting, interest rate exposure, asset growth and compensation and benefits for bank officers, employees, directors and principal shareholders are all the subject of extensive requirements. Additionally, the OTS is empowered to set standards for any other facet of an institution's operations, not specifically covered by regulations. The OTS is required to prescribe asset quality, earnings and stock valuation standards specifying: (i) a maximum ratio of classified assets to capital; (ii) minimum earnings sufficient to absorb losses without impairing capital; (iii) to the extent feasible, a minimum ratio of market value to book value for publicly traded shares of the institution; and (iv) such other standards relating to asset quality, earnings and valuation as the OTS deems appropriate.

     An institution failing to meet these standards may be required to file a plan to bring the institution into compliance and have the plan approved by the OTS. Continued non-compliance allows the OTS to prohibit growth, require higher capital, restrict interest rates paid on deposits or take any other appropriate action.

     The Riegle Act amends the FDIA to allow the federal agencies to implement the standards as guidelines rather than regulations. By allowing the agencies to implement the standards as guidelines, the agencies are given the flexibility to decide whether to compel an institution that fails to meet a standard to submit a compliance plan.

     Loans to One Borrower -- Generally, a savings institution's total loans and extensions of credit to one borrower or related group of borrowers, outstanding at one time and not fully secured by readily marketable collateral, may not exceed 15% of the institution's unimpaired capital and surplus. Except as set forth below for certain highly rated securities, an institution's investment in commercial paper and corporate debt securities of any one issuer or related entity must be aggregated "loans" for purposes of the immediately preceding sentence.

     Savings institutions may invest, in addition to the 15% general limitation, up to 10% of unimpaired capital and surplus in commercial paper of one issuer rated by two nationally recognized rating services in the highest category, or in corporate debt securities rated in one of the two highest categories by at least one such service. A savings institution may also lend up to 10% of unimpaired capital and surplus, if the loan is fully secured by readily marketable collateral. Readily marketable collateral is defined to include certain securities and bullion, but generally does not include real estate.

     A savings institution which meets its capital requirements may make loans to one borrower to develop domestic residential housing units, up to the lesser of $30,000,000 or 30% of the savings institution's unimpaired capital and surplus if certain other conditions are satisfied. These loans are an alternative to the 15% limitation and not in addition to that limitation. At March 31, 1996, BankAtlantic was in compliance with the loans to one borrower limitations.

     Qualified Thrift Lender -- BankAtlantic, like all savings institutions, is required to meet the QTL test for, among other things, future eligibility for advances from the FHLB. The QTL test requires that a savings institution's qualified thrift investments equal or exceed 65% of the savings institution's portfolio assets calculated on a monthly average basis in nine out of every twelve months. For the purposes of the QTL test, portfolio assets are total assets less intangibles, properties used to conduct business and liquid assets (up to

20% of total assets). The following assets are included as qualified thrift investments without limit: (i) domestic residential housing or manufactured housing loans; (ii) home equity loans and mortgage-backed securities secured by residential housing or manufactured housing loans; and (iii) certain obligations of the FDIC and other related entities. Other qualifying assets which may be included up to an aggregate of 20% of portfolio assets are: (i) 50% of originated residential mortgage loans sold within 90 days of origination; (ii) investments in debt or equity securities of service corporations that derive at least 80% of their gross revenues from housing-related activities; (iii) 200% of certain loans to and investments in low-cost, one-to-four family housing; (iv) 200% of loans for residential real property, churches, nursing homes, schools and small businesses in areas where credit needs of low-to-moderate income families are not met; (v) other loans for churches, schools, nursing homes and hospitals; and (vi) consumer and education loans up to 10% of total portfolio assets.

     Any savings institution that fails to meet the QTL test must convert to a commercial bank charter or limit its future investments and activities to those permitted for both savings institutions and national banks. Additionally, any such savings institution that does not convert to a commercial bank charter will be ineligible to receive future advances from the FHLB and, beginning three years after the loss of QTL status, will be required to repay all outstanding advances, from the FHLB except for special liquidity advances, and dispose of or discontinue all preexisting investments and activities not permitted for both savings institutions and national banks. If an institution converts to a commercial bank charter, its deposits remain insured by SAIF until the FDIC permits it to transfer to BIF. If any institution that fails the QTL test advances and is controlled by a holding company, then, within one year after the failure, the holding company must register as a bank holding company and will be subject to all applicable restrictions on bank holding companies. At March 31, 1996, BankAtlantic was in compliance with current QTL requirements.

     Transaction with Affiliates -- As a federally chartered savings institution, BankAtlantic is subject to the OTS' regulations relating to transactions with affiliates, including officers and directors. BankAtlantic is subject to substantially similar restrictions regarding affiliate transactions as those imposed on member banks under Sections 22(g), 22(h), 23A, and 23B of the FRA.

     Sections 22(g) and 22(h) establish restrictions on loans to directors, controlling shareholders and their related companies and certain officers.
Section 22(g) provides that no institution may extend credit to an executive officer unless (i) the bank would be authorized to make such extension of credit to borrowers other than its officers, (ii) the extension of credit is on terms not more favorable than those afforded to other borrowers, (iii) the officer has submitted a detailed current financial statement and (iv) the extension of credit is on the condition that it shall become due and payable on demand at any time that the officer is indebted to any other bank or banks on account of extensions of credit in any one of the following three categories, respectively, in an aggregate amount greater than the amount of credit of the same category that could be extended to the officer by the institution: (a) an extension of credit secured by a first lien on a dwelling which is expected to be owned by the officer and used by the officer as his or her residence; (b) an extension of credit to finance the education of the children of the officer; or (c) for any other purpose prescribed by the OTS. Section 22(g) also imposes reporting requirements on both the officers to whom it applies and on the institution.
Section 22(h) requires that loans to directors, controlling shareholders and their related companies and certain officers be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and that those loans do not involve more than the normal risk of repayment or present other unfavorable features.

     Section 23A limits transactions with any one affiliate to 10% of the institution's capital and surplus and limits aggregate affiliate transactions to 20% of such capital and surplus. Sections 23A and 23B provide that a loan transaction with an affiliate generally must be collateralized (other than by a low-quality asset or by securities issued by an affiliate) and that all covered transactions as well as the sale of assets, the payment of money or the providing of services by a savings institution to an affiliate must be on terms and conditions that are substantially the same, or at least as favorable to the savings institution, as those prevailing for comparable non-affiliated transactions. A covered transaction is defined as a loan to an affiliate, the purchase of securities issued by an affiliate, the purchase of assets from an affiliate (with some exceptions), the acceptance of securities issued by an affiliate as collateral for a loan or the issuance of a guarantee, acceptance or letter of credit on behalf of an affiliate. The OTS regulations clarify that transactions between either a thrift or a thrift subsidiary and an unaffiliated person that benefit an affiliate are considered covered transactions. A savings institution may make loans to or otherwise extend credit to an affiliate only if the affiliate is engaged solely in activities permissible for bank holding companies. In addition, no savings institution may purchase the securities of any affiliate other than the shares of a subsidiary. The Director of the OTS may further restrict these transactions in the interest of safety and soundness. At March 31, 1996, BankAtlantic was in compliance with the restrictions regarding affiliate transactions.

     Subordinated Debentures -- At March 31, 1996, BankAtlantic had no subordinated debentures outstanding. BankAtlantic may increase its regulatory risk-based capital by selling subordinated debentures only with the prior written approval of the OTS. Applicable regulations also prohibit the inclusion of subordinated debentures which have an original maturity of less than seven years in the regulatory risk-based capital and restrict the timing of sinking fund payments with respect to such securities. Inclusion in regulatory capital, once issued with regulatory approval, is limited based on one of two elections to be chosen by the issuing institution. The institution may elect to phase capital inclusion out on a straight-line basis over the last five years to maturity of the instrument, or may elect to limit the inclusion of the subordinated debt with less than seven years to maturity to 20% of the institution's capital. The OTS is permitted to determine the treatment of subordinated debentures if an institution is in receivership.

     Liquidity Requirements of the OTS -- The OTS' regulations currently require all member savings institutions to maintain an average daily balance of liquid assets (cash, certain time deposits, banker's acceptances, specified United States government, state or Federal agency obligations and other corporate debt obligations and commercial paper) equal to 5% of the sum of the average daily balance during the preceding calendar month of net withdrawable accounts and short-term borrowings payable in one year or less. The liquidity requirement may vary from time to time (between 4% and 10%) depending upon economic conditions and savings flows of all savings institutions. All savings institutions are also required to maintain an average daily balance of short-term liquid assets (generally having maturities of 12 months or less) equal to at least 1% of the average daily balance of net withdrawable accounts and current borrowings. Monetary penalties may be imposed by the OTS for failure to meet liquidity requirements. At March 31, 1996, BankAtlantic was in compliance with all applicable liquidity requirements.

     The Federal Reserve System -- BankAtlantic is subject to certain regulations promulgated by the FRB. Pursuant to such regulations, savings institutions are required to maintain non-interest bearing reserves against their transaction accounts (which include deposit accounts that may be accessed by writing checks) and non-personal time deposits. The FRB has authority to adjust reserve percentages and to impose in specified circumstances emergency and supplemental reserves in excess of the percentage limitations otherwise prescribed. The balances maintained to meet the reserve requirements imposed by the FRB may be used to satisfy liquidity requirements which may be imposed by the OTS. In addition, FRB regulations limit the periods within which depository institutions must provide availability for and pay interest on deposits to transaction accounts. Depository institutions are required to disclose their check holding policies and any changes to those policies in writing to customers. BankAtlantic believes that it is in compliance with all such FRB regulations.

     Community Reinvestment Act -- Under the CRA, as implemented by OTS regulations, a savings institution has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low- and moderate-income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires the OTS, in connection with its examination of a savings institution, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution. The CRA, as amended by FIRREA, requires public disclosure of an institution's CRA rating and requires that the OTS provide a written evaluation of an institution's CRA performance utilizing a four-tiered descriptive rating system. The four ratings are "outstanding record of meeting community credit needs", "satisfactory record of meeting community credit needs", "needs to improve record of meeting community

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

credit needs" and "substantial non-compliance in meeting community credit needs." An institution's CRA rating is taken into account in determining whether to grant charters, branches and other deposit facilities, relocations, mergers, consolidations and acquisitions. Poor CRA performance maybe the basis for denying an application. BankAtlantic received a "satisfactory record of meeting community credit needs" during its most recent OTS examination.

NEW ACCOUNTING STANDARDS AND POLICIES

     On October 23, 1995, the FASB issued Statement No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"). This Statement applies to all transactions in which an entity acquires goods or services by issuing equity instruments or by incurring liabilities where the payment amounts are based on the entity's common stock price. The Statement covers transactions with employees and non-employees and is applicable to both public and non-public entities. Entities are allowed (1) to continue to use the APB Opinion No. 25 method ("APB 25"), or (2) to adopt the FAS 123 fair value based method. Once the method is adopted, an entity cannot change and the method selected applies to all of an entity's compensation plans and transactions. For entities not adopting the FAS 123 fair value based method, FAS 123 requires pro forma net income and earnings per share information as if the fair value based method has been adopted. For entities not adopting the fair value based method the disclosure requirements of FAS 123, including the pro forma information, are effective for financial statement for fiscal years beginning after December 15, 1995 (calendar year 1996). The pro forma disclosures are to include all awards granted in fiscal years that begin after December 15, 1994 (calendar year 1995). However, the disclosures, including the pro forma net income and earnings per share disclosure, for the first fiscal year beginning after December 15, 1994 (calendar year 1995) will not be included in that year's financial statements but will be included in the following year's (calendar year 1996) financial statements if the first fiscal year is presented for comparative purposes. Management intends to continue to use APB 25 and disclose the pro forma net income and earnings per share information in the December 31, 1996 financial statements.

                           FEDERAL AND STATE TAXATION

     For Federal income tax purposes, BankAtlantic reports its income and expenses on the accrual method of accounting. Savings institutions that meet certain definitional tests and other conditions prescribed by the Internal Revenue Code of 1986 (the "Code") relating primarily to the composition of their assets and the nature of their business activities are, within certain limitations, permitted to establish, and deduct additions to, reserves for bad debts in amounts in excess of those which would otherwise be allowable on the basis of actual loss experience. A qualifying savings institution may elect annually, and is not bound by such election in any subsequent year, one of the following two methods for computing additions to its bad debt reserves for losses on "qualifying real property loans" (generally, loans secured by interests in improved real property): (i) the experience method or (ii) the percentage of taxable income method. BankAtlantic has utilized both the percentage of taxable income method and the experience method in computing the tax-deductible addition to its bad debt reserves. Additions to the reserve for losses on non-qualifying loans, however, must be computed under the experience method and reduce the current year's addition to the reserve for losses on qualifying real property loans, unless that addition also is determined under the experience method. The sum of the addition to each reserve for each year is BankAtlantic's annual bad debt deduction. If the percentage of BankAtlantic's specified qualifying assets (generally, loans secured by residential real estate or deposits, banker's acceptances, educational loans, cash, government obligations and certain certificates of deposit) were to fall below 60% of its total assets, BankAtlantic would not be eligible to claim further bad debt reserve deductions, and would recapture into income all previously accumulated bad debt reserves. At December 31, 1995, BankAtlantic's qualifying assets were in excess of 60% of total assets.

     The experience method allows a savings institution to deduct the greater of an amount based upon a six-year moving average of loan losses or an amount determined with respect to its bad debt reserve for the "base year". The "base year" is, for these purposes, the last taxable year beginning before 1988. From 1990 through 1993, BankAtlantic has utilized the experience method. For the tax year ended December 31, 1994,

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

BankAtlantic used the percentage of taxable income method discussed below. For 1995, BankAtlantic anticipates using the experience method.

     Under the percentage of taxable income method, the bad debt deduction equals 8% of taxable income determined without regard to that deduction and with certain adjustments. The percentage bad debt deduction thus computed is reduced by the amount permitted as a deduction for the addition to the reserve for losses on non-qualifying loans, which must be computed under the experience method. The availability of the percentage of taxable income method permits qualifying savings institutions to be taxed at a lower maximum effective federal income tax rate than that applicable to corporations generally. The effective maximum marginal federal income tax rate applicable to a qualifying savings institution (exclusive of the alternative minimum tax), assuming the maximum percentage bad debt deduction, is approximately 32.2%.

     The percentage of taxable income method is available only to the extent that amounts accumulated in reserves for losses on qualifying real property loans do not exceed 6% of such loans at year-end. Use of this method is further limited to the greater of (i) the amount which, when added to the amount computed for the addition to the reserve for losses on non-qualifying loans, equals the amount by which 12% of savings deposits or withdrawable accounts of depositors at year-end exceeds the sum of surplus, undivided profits and reserves at the beginning of the year or (ii) the amount determined under the experience method. None of these limitations would have restricted the deduction for the addition to the reserve for bad debts available to BankAtlantic for 1995.

     BankAtlantic is permitted under the Internal Revenue Code to deduct an annual addition to a reserve for bad debts in determining taxable income, subject to certain limitations. To the extent that (i) a savings institution's reserve for losses on qualifying real property loans exceeds the amount that would have been allowed under the experience method and (ii) it makes distributions to shareholders that are considered to result in withdrawals from that excess bad debt reserve, then the amounts withdrawn will be included in its taxable income. The amount considered to be withdrawn by a distribution will be the amount of the distribution plus the amount necessary to pay the tax with respect to the withdrawal. Dividends paid out of the savings institution's current or accumulated earnings and profits, as calculated for Federal income tax purposes, will not be considered to result in withdrawals from its bad debt reserves. Accordingly, purchases of its outstanding stock by BankAtlantic could result in an increase in BankAtlantic's taxable income in the period such stock is repurchased. The increase in taxable income would be the lesser of the amount repurchased divided by the reciprocal of the income tax rate or at December 31, 1995, maximum of $10.3 million. If BankAtlantic does not qualify as a qualified savings association, as discussed above, the entire tax bad debt reserve would be recaptured resulting in a $15.4 million increase in taxable income at December 31, 1995.

     Deferred tax liabilities are not recognized on the base year tax bad debt reserve unless it becomes apparent that the reserve will be reduced and result in taxable income in the foreseeable future. At December 31, 1995 and 1994 BankAtlantic's base year tax bad debt reserve was $8.3 million for each of such dates, for which no deferred income taxes have been provided. If BankAtlantic no longer meets any of the tests for a qualified savings association or repurchases stock as discussed above, the base year bad debt reserve would be recaptured resulting in an increase of $3.2 million in the provision for income taxes.

     Florida Franchise Tax -- The State of Florida imposes a corporate franchise tax on banks and savings and loan institutions, including bank holding companies, at the rate of 5.5% on taxable income as determined for Florida franchise tax purposes, in lieu of the Florida corporate income tax. Taxable income for this purpose is based on federal taxable income in excess of $5,000 as adjusted by certain items. A credit is available against up to 65% of the franchise tax otherwise due for certain intangible taxes imposed by the State of Florida. The corporate franchise tax, exclusive of this credit availability, is substantially equivalent to the Florida corporate income tax.

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

                                   MANAGEMENT

     The table below sets forth the names and ages of the directors and executive officers of the Company as well as the positions and offices held by such persons. A summary of the background and experience of each of these individuals is set forth after the table. The Company's Board of Directors consists of eight directors divided into three classes, two composed of three directors each and one composed of two directors. The Company's Board of Directors consists of the same persons who serve on BankAtlantic's Board of Directors. The directors are elected by the shareholders of the Company for staggered three-year terms and hold office until their successors are elected and qualified. One class of directors is elected each year.

                  NAME                     AGE                       POSITION
- -----------------------------------------  ---   -------------------------------------------------
Alan B. Levan............................  51    Chairman of the Board and Chief Executive Officer
John E. Abdo.............................  52    Vice Chairman of the Board
Frank V. Grieco..........................  52    Director; Senior Executive Vice President
John P. O'Neill..........................  46    Director; President
Jasper R. Eanes..........................  51    Executive Vice President; Chief Financial Officer
Steven M. Coldren........................  48    Director
Bruno L. DiGiulian.......................  62    Director
Charlie C. Winningham, II................  63    Director
Mary E. Ginestra.........................  71    Director

BIOGRAPHICAL INFORMATION

     ALAN B. LEVAN has been the Company's Chairman of the Board and Chief Executive Officer since its inception. He has been a director of BankAtlantic since 1984 and was elected Chairman of the Board and Chief Executive Officer of BankAtlantic in April 1987. Mr. Levan also served as Chairman of the Board and Chief Executive Officer of BFC Financial Corporation or its predecessor since 1972. Mr. Levan's term as a director of the Company expires in 1999.

     JOHN E. ABDO has been the Company's Vice Chairman of the Board since its inception. He has been a director of BankAtlantic since 1984 and was President of BankAtlantic Development Corporation, a wholly-owned subsidiary of BankAtlantic since 1985. He was elected Vice Chairman of the Board in 1987. Mr. Abdo has been principally employed as President and Chief Executive Officer of Wellington Construction & Realty, Inc., a real estate development, construction and brokerage firm, for more than five years. Mr. Abdo is also a director and Vice Chairman of the Board of BFC Financial Corporation, a director of Benihana National Corporation and a director and Chairman of the Board of Coconut Code, Inc. Mr. Abdo's term as a director expires in 1997.

     FRANK V. GRIECO has been a director of the Company since its inception and Senior Executive Vice President since July 1994. Mr. Grieco was an Executive Vice President of the Company at its inception. He has been a director of BankAtlantic since 1991 and was elected as an officer of BankAtlantic in 1991. From 1987 to 1991 he was the sole proprietor of a financial consulting firm in Miami. From 1979 to 1987, Mr. Grieco was Executive Vice President, Chief Financial Officer and a director of BFC Financial Corporation. Mr. Grieco's term as a director expires in 1997.

     JOHN P. O'NEILL has been a director of the Company and its President since its inception. He has been a director of BankAtlantic since 1991, having joined BankAtlantic in March 1986 as Vice President and Manager of Branch Sales and Administration. Mr. O'Neill became Senior Vice President, Community Banking in December 1986, Executive Vice President, Community Banking in June 1988 and President in July 1991. Mr. O'Neill's term as a director expires in 1999.

     JASPER R. EANES has been the Company's Chief Financial Officer since its inception and Executive Vice President since July 1994. He initially joined BankAtlantic in January 1989 as Senior Vice President, Director of Internal Auditing and became Executive Vice President, Chief Financial Officer in August 1989.

     STEVEN M. COLDREN has been a director of the Company since its inception and a director of BankAtlantic since 1986. Mr. Coldren is also the President and Chairman of the Board of Business Information Systems, Inc., a distributor of dictation, word processing and computer equipment, for more than five years and Chairman of the Board of Digital Information Systems Corp., a distributor of hospital computer systems. Mr. Coldren's term as a director expires in 1998.

     BRUNO L. DIGIULIAN has been a director of the Company since its inception and a director of BankAtlantic since 1985. Mr. DiGiulian is of counsel, Ruden McClosky Smith Schuster & Russell, P.A., a law firm, since January 1994. Prior to that time, Mr. DiGiulian had been the President of DiGiulian & Di Chiara, P.A., or Bruno L. DiGiulian & Associates, P.A., both law firms, for more than five years. Mr. DiGiulian's term as a director expires in 1997.

     CHARLIE C. WINNINGHAM, II has been a director of the Company since its inception and a director of BankAtlantic since 1976. Mr. Winningham has been principally employed as President of C.C. Winningham Corporation, a land surveying firm, for more than five years. Mr. Winningham's term as a director expires in 1998.

     MARY E. GINESTRA has been a director of the Company since its inception and a director of BankAtlantic since 1980. Mrs. Ginestra has been principally engaged in private investments for more than five years. Ms. Ginestra's term as a director expires in 1998.

                         DESCRIPTION OF THE DEBENTURES

     The Debentures are a series of debt securities issued under an Indenture,
dated as of             , 1996 (the "Indenture"), between the Company and First
Trust National Association, as trustee (the "Trustee"). The Debentures are not savings accounts or deposits and are not insured by the FDIC or any other governmental agency. The terms and provisions of the Debentures include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the "Trust Indenture Act") as in effect on the date of the Indenture. The Debentures are subject to all such terms, and holders of the Debentures are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of certain provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below. A copy of the Indenture is filed as an exhibit to the Registration Statement, of which this Prospectus is a part. For purposes of this section, the term "Company" means only BankAtlantic Bancorp, Inc. and not its subsidiaries.

GENERAL

     The Debentures will be general unsecured obligations of the Company limited to $50 million in aggregate principal amount, assuming no exercise of the Underwriters' over-allotment option. The Debentures will not be secured by the assets of the Company or otherwise and will not have the benefit of a sinking fund for the retirement of principal. The Debentures will rank on par with all subordinated indebtedness of the Company, including the Company's currently outstanding $21 million principal amount of 9% Debentures, and will be subordinated in right of payment to all Senior Indebtedness (as defined below) of the Company, which may include obligations of the Company to BankAtlantic. The Company, or any subsidiary of the Company including BankAtlantic, may incur additional indebtedness constituting Senior Indebtedness or indebtedness (as defined below) that ranks on par with the Debentures. The Indenture does not limit the total indebtedness that either the Company or any of its subsidiaries may incur. The Debentures will be subordinate to all indebtedness of the Company that does not state that it is subordinate to or on par with the Debentures. The right of the Company to participate in any distribution of assets of any subsidiary, upon its liquidation or reorganization or otherwise (and thus the ability of Holders of the Debentures to benefit indirectly from such distribution) is subject to the prior claims of creditors of that subsidiary.

     The Debentures will mature on             , 2006, unless redeemed earlier
at the option of the Company. See "-- Redemption or Repurchase of Debentures." The Debentures will bear interest at the rate per annum shown on the cover page of this Prospectus from the date of delivery or from the most recent

Interest Payment Date to which interest has been paid or provided for, payable
semi-annually on             and             of each year, commencing
  , 1996, to the person in whose name the Debenture (or any predecessor Debenture) is registered at the close of business on the preceding
or             , as the case may be. Interest on the Debentures will be computed on the basis of a 360-day year or twelve 30-day months. The Trustee will serve as Debenture Registrar and Paying Agent for the Debentures. Principal and interest shall be payable by check mailed by the Trustee to the person entitled to payment on the interest payment date.

     The Debentures will be denominated in U.S. dollars and payments of principal of and interest and premium, if any, on the Debentures will be in U.S. dollars. The Debentures will be issued only in fully registered form, without coupons, in denominations of $1,000 and integral multiples thereof. The Debentures may be presented for registration of transfer or exchange and shall be duly endorsed or accompanied by a written instrument of transfer in form satisfactory to the Registrar duly executed by the holder thereof or his attorney duly authorized in writing. The registered holder of a Debenture will be treated as its owner for all purposes. Money for the payment of principal or interest or premium, if any, upon redemption remaining unclaimed for two years will be paid back to the Company at its request.

     The Company's primary source of funds for the payment of principal and interest on the Debentures is dividends from BankAtlantic. From time to time while the Debentures are outstanding BankAtlantic may be subject to regulatory or contractual constraints that restrict its ability to pay dividends to the Company. See "Investment Considerations -- Sources of Payments to Holders of Debentures; Ability to Pay Dividends; Possible Issuance of Additional Securities" and "Regulation and Supervision -- Savings Institution
Regulations -- Restrictions on Dividends and Other Capital Distributions."

REDEMPTION OR REPURCHASE OF DEBENTURES

     The Debentures are redeemable at the option of the Company, in whole or in
part, at any time after             , 1999, and in certain circumstances sooner,
on not less than 30 days notice, but not more than 60 days prior to the redemption date at the following redemption prices (expressed as percentages of principal amount), plus accrued interest to the redemption date, if redeemed
during the twelve month period beginning           1 of the years indicated
below:

1999..............................................................   104%
2000..............................................................   103
2001..............................................................   102
2002..............................................................   101
2003 and thereafter...............................................   100

     The Debentures may be redeemed at the option of the Company, in whole or in
part, prior to             , 1999 if the closing sale price of the Class A
Common Stock equals or exceeds 140% of the then effective conversion price for at least 30 consecutive trading days ending within five business days of the
date of the related notice of redemption. Redemption prior to             , 1999
will be made at a redemption price of 100% of principal amount. The Company may at any time repurchase the Debentures at any price in the open market or otherwise. Debentures so purchased by the Company may be held or resold or, at the discretion of the Company, may be surrendered to the Trustee for cancellation.

CONVERTIBILITY

     The holder of any Debenture will have the right, at its option, to convert the principal amount thereof (or any portion thereof in whole multiples of $1,000) into shares of the Company's Class A Common Stock at a conversion price
of $          per share (subject to adjustment as described below) at any time prior to maturity, unless previously redeemed, or in case a Debenture has been called for redemption, then with respect to such called Debenture, until and including the close of business on the third business day preceding the redemption date. Upon conversion, no payment of accrued interest (except as provided below) will be made, but if any holder surrenders a Debenture for conversion between the record date for the payment of an installment of interest and the next Interest Payment Date, such holder will forfeit his right to such interest payment and therefore such Debenture, when surrendered for conversion, must be accompanied by payment of an amount equal to the interest thereon which the holder on such record date is entitled to receive on the next interest payment date. No fractional shares will be issued upon conversion, but in lieu thereof, an appropriate amount based upon market prices will be paid in cash by the Company. The Company will take all reasonable steps necessary to comply with federal and state securities laws in connection with the issuance of shares of Class A Common Stock upon conversion of the Debentures so that upon conversion such shares will not bear any legend restricting transfer.

ANTI-DILUTION PROVISIONS

     The conversion price of the Debentures is subject to adjustment upon the occurrence of certain events, including (i) the payment of a dividend in shares of Class A Common Stock to holders of Class A Common Stock or a dividend to holders of Class A Common Stock payable in shares of the Company's capital stock other than Class A Common Stock; (ii) the subdivision, combination or reclassification of outstanding shares of Class A Common Stock and Class B Common Stock; (iii) the distribution to all holders of Class A Common Stock of evidences of indebtedness or assets (excluding cash dividends or cash distributions payable out of retained earnings or stock dividends) or subscription rights or warrants (other than those referred to above); or (iv) the issuance of rights or warrants entitling anyone to subscribe for or purchase shares of Class A Common Stock or securities or instruments convertible into shares of Class A Common Stock in each case at less than current market price (as defined in the Indenture) for such Class A Common Stock. The Company will not be required to make any adjustments in the conversion price of less than one percent of the conversion price, but the same will be carried forward and taken into account in the computation of any subsequent adjustment.

     In case of any reclassification or change of outstanding Class A Common Stock (with certain exceptions) or in case of any consolidation or merger of the Company with or into another person (with certain exceptions) or in case of any transfer or conveyance of the property of the Company substantially as an entirety, then the surviving entity will be required to execute and deliver a supplemental indenture providing that the Holder of each Debenture then outstanding would have the right thereafter to convert such Debenture into the kind and amount of securities or property receivable upon the reclassification, change, consolidation, merger, transfer or conveyance by a holder of the number of shares of Class A Common Stock into which such Debenture could have been converted immediately prior thereto.

SUBORDINATION

     The principal and premium, if any, and interest on the Debentures will be subordinated and junior in right of payment to the prior payment in full of all Senior Indebtedness of the Company. As of March 31, 1996 the Company had no Senior Indebtedness outstanding. The Debentures will rank on a par with all subordinated indebtedness of the Company, including the Company's currently outstanding $21 million principal amount of 9% Debentures. The Indenture does not limit the amount of Senior Indebtedness or other indebtedness, secured or unsecured, that the Company or any of its subsidiaries may incur. If payments on any Senior Indebtedness have been accelerated, the Company shall be prohibited from making any payment of principal, premium, if any, or interest on the Debentures until payments of the Senior Indebtedness are made or provided for. Upon any distribution of assets of the Company in connection with any dissolution, winding up, liquidation or reorganization of the Company, payment of principal, premium, if any, or interest on the Debentures will be subordinated, to the extent and in the manner set forth in the Indenture, to the prior payment in full of Senior Indebtedness. By reason of such subordination, in the event of a distribution of assets in any such proceeding, certain general creditors of the Company may recover more, ratably, than holders of the Debentures.

CERTAIN DEFINITIONS

     As used herein and in the Indenture, the following terms shall have the meanings set forth below.

     "Capitalized Lease Obligation" means any lease obligations of a Person incurred with respect to any property (whether real, personal or mixed) acquired or leased by such Person and used in its business that is required to be recorded as a capitalized lease in accordance with generally accepted accounting principles.

     "Holder" means a Person in whose name an outstanding Debenture is registered.

     "Indebtedness" means (a) all Obligations of the Company for borrowed money (whether or not the recourse of the lender is to the whole of the assets of the Company or only to a portion thereof), (b) all indebtedness of the Company which is evidenced by a note, debenture, bond or other similar instrument, including Capitalized Lease Obligations, (c) all indebtedness of the Company representing the unpaid balance of the purchase price of any goods or other property or balance owed for any services rendered, (d) all indebtedness of the Company, including Capitalized Lease Obligations, incurred, assumed or given in an acquisition (whether by way of purchase, merger or otherwise) of any business, real property or other assets, (e) any indebtedness of others described in the preceding clauses (a), (b), (c) and (d) that the Company has guaranteed or for which it is otherwise liable and (f) any amendment, renewal, extension, deferral, modification, restructuring or refunding of any such indebtedness, obligation or guarantee.

     "Interest Payment Date" means the Stated Maturity of an installment of Interest on the Debenture.

     "Obligations" means, with respect to any indebtedness, any principal, premium, interest, penalties, fees and other liabilities payable from time to time and obligations performable under the documentation governing such Indebtedness.

     "Senior Indebtedness" means any and all Indebtedness of the Company, except any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall be subordinate or shall rank pari passu in right of payment to the Debentures.

     "Stated Maturity" when used with respect to any Debenture means the date specified in such Debenture as the fixed date on which the principal of and the premium, if any, and interest on such Debenture is due and payable.

     "U.S. Government Obligations" means direct obligations of the United States of America for the payment of which the full faith and credit of the United States of America is pledged.

     The Indenture contains certain customary covenants found in Indentures under the Trust Indenture Act, including covenants with respect to the payment of principal and interest, maintenance of an office or agency for administering the Debentures, holding of funds for payments on the Debentures in trust, payment by the Company of taxes and other claims, maintenance by the Company of its properties and its corporate existence and delivery of annual certifications to the Trustee.

RESTRICTIONS ON DIVIDENDS AND OTHER DISTRIBUTIONS

     The Indenture provides that the Company cannot declare or pay dividends on, or purchase, redeem or acquire for value its capital stock, return any capital to holders of capital stock as such, or make any distribution of assets to holders of capital stock as such, unless, from and after the date of any such dividend declaration (a "Declaration Date") or the date of any such purchase, redemption, payment or distribution specified above (a "Redemption Date"), the Company retains cash, cash equivalents (as determined in accordance with generally accepted accounting principles) or marketable securities (with a market value as measured on the applicable Declaration Date or Redemption Date) in an amount sufficient to cover the two consecutive semi-annual interest payments that will be due and payable on the Debentures following such Declaration Date or Redemption Date, as the case may be. The Indenture further provides that the amount of any interest payment made by the Company with respect to the Debentures after any applicable Declaration Date or Redemption Date shall be deducted from the aggregate amount of cash or cash equivalents which the Company shall be required to retain pursuant to the foregoing provision.

     The Indenture does not prohibit or restrict the Company from selling additional shares of capital stock or other debt securities nor from pledging BankAtlantic's capital stock. Further, BankAtlantic is not restricted from issuing any shares of capital stock of BankAtlantic or debt securities of BankAtlantic. However, the Company will not permit BankAtlantic to issue to BFC or Mr. Alan B. Levan, any of BankAtlantic's capital stock or debt securities or pledge any of the capital stock of BankAtlantic now or hereafter owned by the Company in favor of BFC or Mr. Levan.

DEFAULTS AND REMEDIES

     An "Event of Default," as defined in the Indenture, includes (i) the failure by the Company to pay principal of or premium, if any, on the Debentures at maturity or upon redemption (whether or not such payment is prohibited by the subordination provisions), (ii) the failure by the Company to pay interest on any of the Debentures on any Interest Payment Date and such failure continues for a period of 30 days (whether or not such payment is prohibited by the subordination provisions), (iii) the failure by the Company to comply with any of its other agreements or covenants in, or provisions of, the Indenture and such default continues for the period and after the notice specified below and
(iv) certain events of bankruptcy, insolvency or reorganization of the Company.

     A Default under clause (iii) above is not an Event of Default until the Trustee notifies the Company in writing, or the Holders of at least 25% in principal amount of the Debentures then outstanding notify the Company and the Trustee in writing, of the Default, and the Company does not cure the Default within 60 days after receipt of the notice. The notice must specify the Default, demand that it be remedied and state that the notice is a "Notice of Default". Such notice shall be given by the Trustee if so requested in writing by the Holders of at least 25% in principal amount of the Debentures then outstanding. Any notice required to be delivered by the Trustee to the Company shall be given promptly after the Trustee becomes aware of such Default or is requested by such Holders to deliver such notice.

     The Indenture provides that the Trustee will, within 90 days after the occurrence of any Default known to it, mail to the Holders notice of such Default, provided that, except in the case of Default in the payment of principal of or interest on any of the Debentures, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the Holders.

     The Indenture only permits acceleration of payment of principal of the Debentures upon an Event of Default resulting from the failure of the Company to pay principal or interest on the Debentures or upon certain events of bankruptcy, insolvency or reorganization. If an Event of Default resulting from the failure of the Company to pay principal or interest on the Debentures or upon certain events of bankruptcy, insolvency or reorganization shall have occurred and be continuing, the Trustee or the Holders of not less than 30% in aggregate principal amount of the Debentures then outstanding, by notice in writing to the Company (and to the Trustee if given by the Holders), may declare to be immediately due and payable all unpaid principal of all the Debentures. An acceleration and its consequences may be rescinded and past defaults waived by Holders of a majority in principal amount of the Debentures then outstanding upon conditions provided in the Indenture. No Holder may pursue any remedy under the Indenture unless such Holder has previously given to the Company and the Trustee written notice of a continuing Event of Default and unless the Holders of at least 30% in principal amount of the Debentures then outstanding have requested the Trustee in writing to pursue the remedy and offered the Trustee indemnity satisfactory to the Trustee against loss, liability and expense to be thereby incurred and the Trustee has failed so to act within 60 days after receipt of the same.

     The Indenture requires the Company to file periodic reports with the Trustee as to the absence of defaults.

SATISFACTION, DISCHARGE AND DEFEASANCE

     The Indenture provides that the Company will at its option either (a) be deemed to have paid and discharged the entire indebtedness represented by and its obligations under the Debentures (except for the obligation to pay the principal of, premium, if any, and interest on, the Debentures and certain obligations to register the transfer or exchange of the Debentures, to replace temporary or mutilated, destroyed, lost or stolen Debentures, to maintain an office or agency in respect to the Debentures and to hold moneys for payment in trust) ("legal defeasance") or (b) cease to be under any obligation to comply with certain terms, provisions or conditions of the Indenture (those terms, provisions or conditions described in the Indenture under "Consolidation, Merger or Sale") or the terms, provisions or conditions of the Debentures ("covenant defeasance") in either case, on the 91st day after (i) the Company has paid or caused to be paid all other sums payable with respect to the outstanding Debentures and the Company has delivered to the Trustee a certificate from an authorized officer and an opinion of legal counsel, each stating that all conditions precedent relating to the satisfaction and discharge of the entire indebtedness on all of the outstanding Debentures have been complied with; (ii) the Company has deposited or caused to be deposited irrevocably with the Trustee as a trust fund specifically pledged as security for the benefit of the holders of the Debentures, (x) dollars in an amount or (y) U.S. Government Obligations (which through the payment of interest and principal in respect thereof in accordance with their terms will provide, not later than the due date of any payment of principal, premium, if any, and interest on the outstanding Debentures) in an amount or (z) a combination of (x) and (y), sufficient to pay and discharge each installment of principal of and interest or premium, if any, on the outstanding Debentures on the dates such installments of interest or principal or premium, if any, are due; and (iii) no Event of Default has occurred and is continuing on the date of such deposit. Among the conditions of the Company's exercising any such option, the Company is required to deliver to the Trustee an opinion of independent counsel of recognized standing to the effect that the deposit and related defeasance would not cause the Holders of the Debentures to recognize income, gain or loss for United States Federal income tax purposes and that the Holders will be subject to United States Federal income tax in the same amounts, in the same manner and at the same times as would have been the case if such deposit and related defeasance had not occurred.

CONSOLIDATION, MERGER OR SALE OF ASSETS

     The Indenture provides that the Company will not merge or consolidate with or sell all or substantially all of its assets to, any entity unless it is the surviving or successor entity in such transaction and, immediately thereafter, is not in default under the Indenture or, if it is not the surviving or successor entity, the successor entity expressly assumes the Company's obligations under the Indenture and, immediately after such transaction, the successor entity is not in default under the Indenture. Any successor entity shall assume by supplemental indenture all of the obligations of the Company under the Debentures and the Indenture and the entity formed by such consolidation or into which the Company is merged shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, and thereafter the predecessor entity shall be relieved of all obligations and covenants under the Indenture and the Debentures issued thereunder and may thereafter be liquidated and dissolved.

MODIFICATION OF THE INDENTURE

     The Indenture provides that the Company and the Trustee may, without the consent of any holders of Debentures, enter into supplemental indentures for purposes, among other things, of: (a) evidencing the succession of another entity to the Company and the assumption by any such successor of the covenants of the Company; (b) making any change that does not adversely affect the rights of any Holders; or (c) curing any ambiguity, defect or inconsistency; provided, however, that such action shall not adversely affect the interest of the Holders in any material respect.

     Most of the terms of the Indenture and the Debentures may be modified with the consent of the Holders of not less than two-thirds of the principal amount of Debentures then outstanding. However, each Holder must agree to: (i) an extension of maturity, (ii) a reduction in principal amount or the rate of interest on the Debentures, (iii) an increase in the conversion price of the Debentures, (iv) a reduction in the premium, if any, payable upon redemption or
(v) a reduction in the aforesaid percentages required for modification.

     The Company may omit in any particular instance to comply with any covenant or condition as set forth in the Indenture if before the time for such compliance two-thirds of the Holders of the principal amount of Debentures then outstanding shall either waive such compliance in such instance or generally waive compliance with such covenant or condition, but no such waiver may extend to or affect such covenant or condition except to the extent so expressly waived, and until such waiver has become effective, the obligation of the Company and the duties of the Trustee in respect of any such covenant will remain in full force and effect. No supplemental indenture will affect the seniority rights of the holders of Senior Indebtedness without the consent of the such holders.

REGARDING THE TRUSTEE

     The Company and its subsidiaries may maintain deposit accounts and conduct other banking transactions with the Trustee in the ordinary course of their businesses.

                          DESCRIPTION OF CAPITAL STOCK

     The following summary description of the Company's capital stock does not purport to be complete and is subject to the more detailed provisions of the Company's Articles of Incorporation and Bylaws and is qualified in its entirety by reference thereto.

     The authorized capital stock of the Company consists of 30,000,000 shares of Class A Common Stock, par value $.01 per share, 15,000,000 shares of Class B Common Stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"). As of May 29, 1996, the Company had 1,311,803 shares of Class A Common Stock and 10,625,266 shares of Class B Common Stock issued and outstanding and no shares of Preferred Stock were outstanding.

     The Class A Common Stock and the Class B Common Stock have substantially identical terms except that (i) the Class B Common Stock is entitled to one vote per share while the Class A Common Stock has no voting rights other than those which may be required by Florida law in certain limited circumstances and (ii) the Class A Common Stock is entitled to receive cash dividends equal to at least 110% of any cash dividends declared and paid on the Class B Common Stock.

VOTING

     The holders of Class B Common Stock currently possess exclusive voting rights in the Company. Shares of Preferred Stock issued in the future may be granted voting rights at the discretion of the Board of Directors. On matters submitted to the shareholders of the Company, the holders of the Class B Common Stock will be entitled to one vote for each share held, while holders of Class A Common Stock will not be entitled to vote except as may be required by Florida law. Under the Florida Business Corporation Act (the "FBCA"), holders of Class A Common Stock would currently be entitled to vote as a separate voting group on certain amendments to the Company's Articles of Incorporation including, without limitation, amendments which (i) increase or decrease the authorized number of shares of Class A Common Stock, (ii) change the designation, rights, preferences or limitations of the Class A Common Stock, (iii) create a new class of shares, or increase the rights, preferences or number of authorized shares, which would have rights or preferences with respect to distributions or dissolution that are prior, superior or substantially equal to the Class A Common Stock, or (iv) effect an exchange or reclassification of shares of another class of stock into shares of Class A Common Stock or of Class A Common Stock into shares of another class. In addition, under the FBCA holders of Class A Common Stock would currently be entitled to vote as a separate voting group on any plan of merger or plan of share exchange which contains a provision which, if included in a proposed amendment to the Articles of Incorporation, would require their vote as a separate voting group. No shares have cumulative voting rights.

DIVIDENDS

     Holders of shares of Class A Common Stock and Class B Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor. The holders of Class A Common Stock will be entitled to receive cash dividends in an amount equal to at least 110% of any cash dividends declared and paid on the Class B Common Stock. With respect to dividends other than cash (including stock splits and stock dividends), the distribution per share with respect to Class A Common Stock will be identical to the distribution per share with respect to Class B Common Stock, except that a stock dividend or other distribution to holders of Class A Common Stock may be declared and issued in Class A

Common Stock while a stock dividend or other distribution to holders of Class B Common Stock may be declared and issued in either Class A Common or Class B Common Stock (at the discretion of the Board) provided that the number of any shares so issued is, on a per share basis, the same. The ability of the Company to pay cash dividends is subject to the ability of BankAtlantic to pay dividends or make other distributions to the Company, which in turn is subject to limitations which are imposed by law and regulation. See "Regulation and Supervision -- Savings Institution Regulations -- Results of Failure to Meet Capital Requirements," "-- Supervision Agreement," "-- Holding Company Regulations" and "-- Restrictions on Dividends and Other Capital Distributions."

LIQUIDATION RIGHTS

     In the event of any liquidation or dissolution of the Company, all assets of the Company legally available for distribution after payment or provision for payment of: (i) all debts and liabilities of the Company; (ii) any accrued dividend claims; (iii) liquidation preferences of any Preferred Stock which may be outstanding; and (iv) any interests in the Company's liquidation account, will be distributed ratably, in cash or in kind, among the holders of Class A Common Stock and Class B Common Stock.

     Transfer Agent and Registrar -- Chemical Mellon Shareholder Services, Ridgefield Park, New Jersey.

     Other Characteristics -- Neither the Class A Common Stock nor the Class B Common Stock is entitled to any preemptive right to subscribe for or receive any shares of any class of stock of the Company (or any securities convertible into shares of stock of the Company) issued in the future.

PREFERRED STOCK

     In supplementary sections to its Articles of Incorporation, the Company may provide for one or more classes of Preferred Stock, which must be separately identified. The shares of any such class may be divided into and issued in series, with each series separately designated so as to distinguish the shares thereof from the shares of all other series and classes. The terms of each series shall be set forth in a supplementary section to the Company's Articles of Incorporation and may provide for, among other things, board representation, voting rights and dividend and liquidation preferences. All shares of the same class must be identical except as to certain relative rights and preferences specified in the Company's Articles of Incorporation, as to which there may be variations between different series.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, the Underwriters named below, through their Representative, Ryan, Beck & Co., Inc., have severally agreed to purchase from the Company the principal amount of Debentures set forth opposite their respective names below. The Underwriters are committed to purchase and pay for all Debentures if any Debentures are purchased.

                                                                           PRINCIPAL AMOUNT
                                 UNDERWRITER                                OF DEBENTURES
    ---------------------------------------------------------------------  ----------------
    Ryan, Beck & Co., Inc................................................    $

                                                                           ----------------
              TOTAL......................................................    $ 50,000,000
                                                                            =============

     The Company has been advised by the Representative that the Underwriters propose initially to offer the Debentures to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at
such price less a concession not in excess of      % of the principal amount of
the Debentures. The Underwriters may allow and such dealers may re-allow a
concession not in excess of      % of the principal amount of the Debentures to
certain other dealers. After the initial public offering, the public offering price and such concessions may be changed by the Underwriters.

     The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to $7,500,000 principal amount of additional Debentures at the public offering price set forth on the cover page hereof less underwriting discounts. The Underwriters may exercise such option to purchase additional Debentures solely for the purpose of covering over-allotments, if any, incurred in the sale of the Debentures.

     The Company has agreed to indemnify the Underwriters against and contribute toward certain liabilities, including liabilities under the Securities Act. The Company has agreed to reimburse the Representative for certain expenses and legal fees related to the sale of the Debentures.

     The Debentures are a new series of securities with no established trading market. The Company has filed an application for the approval of the Debentures for quotation on the Nasdaq SmallCap Market under the proposed trading symbol "BANCG", subject to official notice of issuance.

                                 LEGAL MATTERS

     The validity of the Debentures offered hereby will be passed upon for the Company by Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A., Suite 2200, 150 West Flagler Street, Miami, Florida 33130, counsel to the Company. Certain matters have been passed upon for the Underwriters by Malizia, Spidi, Sloane & Fisch, P.C., One Franklin Square, 1301 K Street, N.W., Suite 700 East, Washington, D.C., counsel to the Underwriters.

                                    EXPERTS

     The consolidated financial statements of BankAtlantic Bancorp, Inc. (formerly the consolidated financial statements of BankAtlantic, A Federal Savings Bank prior to reorganization) as of December 31, 1995 and 1994, and for each of the years in the three-year period ended December 31, 1995, and the consolidated financial statements of Bank of North America Bancorp, Inc. as of December 31, 1995 and 1994, and for each of the years in the three-year period ended December 31, 1995, have been included herein and in the Registration Statement in reliance upon reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP covering the 1995 consolidated financial statements of Bank of North America Bancorp, Inc. refers to a change in the method of accounting for certain investments in debt and equity securities in 1993 to adopt the provisions of the Financial Accounting Standards Board's SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities."

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
BANKATLANTIC BANCORP, INC. AND SUBSIDIARIES
  Independent Auditors' Report........................................................   F-2
  Consolidated Statements of Financial Condition as of March 31, 1996 (Unaudited) and
     December 31, 1995 and 1994.......................................................   F-3
  Consolidated Statements of Operations for the Three Months Ended March 31, 1996 and
     1995 (Unaudited) and for each of the years in the three year period ended
     December 31, 1995................................................................   F-4
  Consolidated Statements of Stockholders' Equity for the Three Months Ended March 31,
     1996 (Unaudited) and for each of the years in the three year period ended
     December 31, 1995................................................................   F-5
  Consolidated Statements of Cash Flows for the Three Months Ended March 31, 1996 and
     1995 (Unaudited) and for each of the years in the three year period ended
     December 31, 1995................................................................   F-6
  Notes to Consolidated Financial Statements..........................................   F-9

                                                                                        PAGE
                                                                                        ----
BANK OF NORTH AMERICA BANCORP, INC. AND SUBSIDIARIES
  Consolidated Statements of Financial Condition as of March 31, 1996 (Unaudited).....  F-55
  Consolidated Statements of Operations for the Three Months Ended March 31, 1996 and
     1995 (Unaudited).................................................................  F-56
  Consolidated Statements of Stockholder's Equity for the Three Months Ended March 31,
     1996 (Unaudited).................................................................  F-57
  Consolidated Statements of Cash Flows for the Three Months Ended March 31, 1996 and
     1995 (Unaudited).................................................................  F-58
  Notes to Unaudited Consolidated Financial Statements................................  F-59
  Independent Auditors' Report........................................................  F-60
  Consolidated Statements of Financial Condition as of December 31, 1995 and 1994.....  F-61
  Consolidated Statements of Operations for each of the years in the three year period ended December 31, 1995..........................................................  F-62
  Consolidated Statements of Stockholder's Equity for each of the years in the three year period ended December 31, 1995..............................................  F-63
  Consolidated Statements of Cash Flows for each of the years in the three year period ended December 31, 1995..........................................................  F-64
  Notes to Consolidated Financial Statements..........................................  F-65

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
BankAtlantic Bancorp, Inc.:

     We have audited the accompanying consolidated statements of financial condition of BankAtlantic Bancorp, Inc. ("the Company") and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three year period ended December 31, 1995. These consolidated financial statements (formerly the consolidated financial statements of BankAtlantic, A Federal Savings Bank, prior to reorganization) are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BankAtlantic Bancorp, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

Fort Lauderdale, Florida
January 26, 1996

                  BANKATLANTIC BANCORP, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION



                                                                                       DECEMBER 31,
                                                                   MARCH 31,      ------------------------
                                                                     1996           1995          1994
                                                                  -----------     ----------    ----------
                                                                  (UNAUDITED)
                                                                     (IN THOUSANDS, EXCEPT SHARE DATA)
                                                 ASSETS
Cash and due from depository institutions......................   $   61,133     $   69,867    $   55,980
Investment securities, net -- held to maturity (approximate
  market value: $40,537, $49,856 and $197,670).................       40,537         49,856       202,676
Trading account securities, at market value....................            0              0         9,100
Loans receivable, net..........................................      863,348        828,630       546,396
Mortgage-backed securities -- held to maturity (approximate
  market value: $550,134)......................................            0              0       573,913
Debt securities available for sale, at market value............      559,775        691,803        53,969
Accrued interest receivable....................................       13,950         14,553        14,938
Real estate owned, net.........................................        6,737          6,279         7,238
Office properties and equipment, net...........................       42,602         40,954        38,132
Federal Home Loan Bank stock, at cost which approximates market
  value........................................................        8,840         10,089         8,840
Mortgage servicing rights......................................       24,450         20,738        20,584
Deferred tax asset, net........................................        1,828              0         1,568
Cost over fair value of net assets acquired....................       10,517         10,823             0
Other assets...................................................        9,108          7,097         6,319
                                                                  ----------     ----------    ----------
         Total assets..........................................   $1,642,825     $1,750,689    $1,539,653
                                                                  ==========     ==========    ==========
                                  LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Deposits.....................................................   $1,323,229     $1,300,377    $1,085,782
  Advances from FHLB...........................................       63,485        201,785       162,050
  Federal funds purchased......................................            0          1,200             0
  Securities sold under agreements to repurchase...............       43,881         66,237       149,829
  Subordinated debentures and note payable.....................       21,000         21,001             0
  Drafts payable...............................................          546            796           685
  Deferred tax liabilities, net................................            0            744             0
  Advances by borrowers for taxes and insurance................       28,918         15,684        15,407
  Other liabilities............................................       24,947         22,304        20,380
                                                                  ----------     ----------    ----------
         Total liabilities.....................................    1,506,006      1,630,128     1,434,133
                                                                  ----------     ----------    ----------
Commitments and contingencies
Stockholders' equity:
  Preferred stock, $0.01 par value, 10,000,000 shares
    authorized:
  1,000,000 shares designated non-cumulative preferred stock,
    $25.00 per share preference value, issued and outstanding
    at December 31, 1994; 12.25% Series A, 188,600; 10.00%
    Series B, 17,120; 8.00% Series C, 129,610 and none for 1995
    and 1996...................................................            0              0             3
  Additional paid-in capital -- preferred stock................            0              0         7,027
  Class A Common Stock, $0.01 par value, authorized 30,000,000 shares; issued and outstanding; 1,150,000, zero and zero
    shares.....................................................           11              0             0
  Class B Common Stock; $0.01 par value, authorized 15,000,000 shares; issued and outstanding; 10,592,999, 10,592,999 and
    10,157,593 shares..........................................          106            106            65
  Additional paid-in capital...................................       64,685         48,905        47,027
  Retained earnings............................................       70,003         65,817        51,205
                                                                  ----------     ----------    ----------
Total stockholders' equity before net unrealized appreciation on debt securities available for sale -- net of deferred
  income taxes.................................................      134,805        114,828       105,327
Net unrealized appreciation on debt securities available for
  sale -- net of deferred income taxes.........................        2,014          5,733           193
                                                                  ----------     ----------    ----------
         Total stockholders' equity............................      136,819        120,561       105,520
                                                                  ----------     ----------    ----------
         Total liabilities and stockholders' equity............   $1,642,825     $1,750,689    $1,539,653
                                                                  ==========     ==========    ==========

                See Notes to Consolidated Financial Statements.

                  BANKATLANTIC BANCORP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                           FOR THE THREE
                                                           MONTHS ENDED            FOR THE YEARS ENDED
                                                             MARCH 31,                DECEMBER 31,
                                                         -----------------   -------------------------------
                                                          1996      1995      1995          1994      1993
                                                         -------   -------   -------       -------   -------
                                                            (UNAUDITED)
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
INTEREST INCOME:
  Interest and fees on loans...........................  $20,333   $15,743   $72,841       $49,426   $47,335
  Interest on banker's acceptances.....................        0         0         0           406       314
  Interest on mortgage-backed securities held to
    maturity...........................................        0    10,067    37,855        30,550    24,891
  Interest on debt securities available for sale.......   10,500     1,400     7,207         5,542     9,412
  Interest and dividends on investment securities......    1,259     3,242    12,174        12,625    11,964
  Other................................................        0         0         0             0       587
                                                         -------   -------   -------       -------   -------
         Total interest income.........................   32,092    30,452   130,077        98,549    94,503
                                                         -------   -------   -------       -------   -------
INTEREST EXPENSE:
  Interest on deposits.................................   12,379    10,333    46,646        31,646    31,798
  Interest on advances from FHLB.......................    2,027     1,606     7,449         4,976     2,359
  Interest on securities sold under agreements to
    repurchase.........................................      718     3,714    10,815         4,809     1,082
  Interest on subordinated debentures, note payable and
    capital notes......................................      496         2       776             0       748
                                                         -------   -------   -------       -------   -------
         Total interest expense........................   15,620    15,655    65,686        41,431    35,987
                                                         -------   -------   -------       -------   -------
  Net interest income..................................   16,472    14,797    64,391        57,118    58,516
  Provision for loan losses............................      940       176     4,182         2,299     3,450
                                                         -------   -------   -------       -------   -------
  Net interest income after provision for loan
    losses.............................................   15,532    14,621    60,209        54,819    55,066
                                                         -------   -------   -------       -------   -------
NON-INTEREST INCOME:
  Loan servicing and other loan fees...................      838       975     3,524         3,365     2,229
  Gains on sales of loans originated for resale........      164        65       395           773     1,246
  Unrealized and realized gains (losses) on trading
    account securities.................................        0       310       589          (558)        0
  Gains on sales of mortgage servicing rights..........        0         0     2,744           484         0
  Gains on sales of debt securities available for
    sale...............................................    2,292         0         0             0
  Other................................................    3,540     2,631    12,136         9,699     8,163
                                                         -------   -------   -------       -------   -------
         Total non-interest income.....................    6,834     3,981    19,388        13,763    11,638
                                                         -------   -------   -------       -------   -------
NON-INTEREST EXPENSE:
  Employee compensation and benefits...................    7,368     6,544    25,403        22,382    19,617
  Occupancy and equipment..............................    2,785     2,594    10,831         8,061     8,417
  Federal insurance premium............................      591       687     2,750         2,673     2,750
  Advertising and promotion............................      507       612     2,144         1,495       960
  Foreclosed asset activity, net.......................     (162)   (1,163)   (3,178)       (2,290)    1,243
  Amortization of cost over fair value of net assets
    acquired...........................................      306       204     1,122             0         0
  Other................................................    3,120     2,397    12,088         9,764    10,546
                                                         -------   -------   -------       -------   -------
         Total non-interest expense....................   14,515    11,875    51,160        42,085    43,533
                                                         -------   -------   -------       -------   -------
  Income before income taxes...........................    7,851     6,727    28,437        26,497    23,171
  Provision for income taxes...........................    3,141     2,346    10,018         9,662     7,093
                                                         -------   -------   -------       -------   -------
  Net income...........................................    4,710     4,381    18,419        16,835    16,078
                                                         -------   -------   -------       -------   -------
  Dividends on non-cumulative preferred stock paid by
    BFC escrow.........................................        0         0         0             0       147
  Dividends on non-cumulative preferred stock..........        0       220       677           880       733
  Amount classified as dividends on non-cumulative
    preferred stock redemption.........................        0         0     1,353(A)          0         0
                                                         -------   -------   -------       -------   -------
         Total dividends on non-cumulative preferred
           stock.......................................        0       220     2,030           880       880
                                                         -------   -------   -------       -------   -------
Net income available for common shares.................  $ 4,710   $ 4,161   $16,389       $15,955   $15,198
                                                         ========  ========  ========      ========  ========
Income per common and common equivalent share..........  $  0.42   $  0.39   $  1.51(A)    $  1.52   $  1.61
                                                         ========  ========  ========      ========  ========
Income per common equivalent share assuming full
  dilution.............................................  $  0.42   $  0.39   $  1.50(A)    $  1.52   $  1.60
                                                         ========  ========  ========      ========  ========

- ---------------

(A) The excess of the redemption price above the recorded amount of preferred stock is considered a preferred stock dividend. The impact of the October 1995 preferred stock redemption for the year ended December 31, 1995 was a reduction of $0.13 and $0.12 for primary and fully diluted earnings per share, respectively.

                See Notes to Consolidated Financial Statements.

                  BANKATLANTIC BANCORP, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
           FOR THE THREE MONTHS ENDED MARCH 31, 1996 (UNAUDITED) AND
       EACH OF THE YEARS IN THE THREE YEAR PERIOD ENDED DECEMBER 31, 1995

                                                                                                   NET
                                                                                                UNREALIZED
                                                ADDITIONAL                                     APPRECIATION
                                                 PAID-IN                                         ON DEBT
                                                 CAPITAL               ADDITIONAL               SECURITIES
                                    PREFERRED   PREFERRED    COMMON     PAID-IN     RETAINED    AVAILABLE
                                      STOCK       STOCK       STOCK     CAPITAL     EARNINGS     FOR SALE      TOTAL
                                    ---------   ----------   -------   ----------   --------   ------------   --------
                                                                      (IN THOUSANDS)
BALANCE, DECEMBER 31, 1992........   $     3     $  7,033    $   41     $ 29,394    $29,694      $      0     $ 66,165
Net income........................         0            0         0            0     16,078             0       16,078
Dividends on preferred stock......         0            0         0            0       (880 )           0         (880)
Dividends on common stock.........         0            0         0            0       (738 )           0         (738)
15% common stock dividend.........         0            0         6        7,323     (7,329 )           0            0
Common stock issued to BFC upon
  conversion of warrants..........         0            0        11        1,960          0             0        1,971
Proceeds from issuance of common
  stock, net......................         0            0         7        8,049          0             0        8,056
                                    --------    ---------    ------    ---------    -------      ---------    --------
BALANCE, DECEMBER 31, 1993........         3        7,033        65       46,726     36,825             0       90,652
Net income........................         0            0         0            0     16,835             0       16,835
Dividends on preferred stock......         0            0         0            0       (880 )           0         (880)
Dividends on common stock.........         0            0         0            0     (1,575 )           0       (1,575)
Exercise of 1984 Common Stock
  Options.........................         0            0         0          301          0             0          301
Net unrealized appreciation on
  debt securities available for
  sale -- net of deferred income
  taxes...........................         0            0         0            0          0           193          193
Preferred stock redemption........         0           (6)        0            0          0             0           (6)
                                    --------    ---------    ------    ---------    -------      ---------    --------

BALANCE, DECEMBER 31, 1994........         3        7,027        65       47,027     51,205           193      105,520
Net income........................         0            0         0            0     18,419             0       18,419
5 for 4 stock split June 1995.....         0            0        16            0        (16 )           0            0
5 for 4 stock split January
  1996............................         0            0        21            0        (21 )           0            0
Dividends on preferred stock......         0            0         0            0       (677 )           0         (677)
Redemption of preferred stock.....        (3)      (7,027)        0            0     (1,353 )           0       (8,383)
Dividends on common stock.........         0            0         0            0     (1,740 )           0       (1,740)
Exercise of 1984 Common Stock
  Options.........................         0            0         2          879          0             0          881
Exercise of stock warrants........         0            0         2          999          0             0        1,001
Net change in unrealized
  appreciation on debt securities
  available for sale -- net of
  deferred income
  taxes...........................         0            0         0            0          0         5,540        5,540
                                    --------    ---------    ------    ---------    -------      ---------    --------

BALANCE, DECEMBER 31, 1995........         0            0       106       48,905     65,817         5,733      120,561
Net income........................         0            0         0            0      4,710             0        4,710
Proceeds from issuance of Class A
  Common Stock, net...............         0            0        11       15,780          0             0       15,791
Dividends on common stock.........         0            0         0            0       (524 )           0         (524)
Net change in unrealized
  appreciation on debt securities
  available for sale -- net of
  deferred income
  taxes...........................         0            0         0            0          0        (3,719)      (3,719)
                                    --------     --------    ------     --------    -------      --------     --------
BALANCE, MARCH 31, 1996...........   $     0     $      0    $  117     $ 64,685    $70,003      $  2,014     $136,819
                                    ========     ========    ======     ========    =======      ========     ========

                See Notes to Consolidated Financial Statements.

                  BANKATLANTIC BANCORP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                FOR THE THREE MONTHS                FOR THE YEARS
                                                  ENDED MARCH 31,                ENDED DECEMBER 31,
                                               ----------------------    -----------------------------------
                                                 1996         1995         1995         1994         1993
                                               ---------    ---------    ---------    ---------    ---------
                                                    (UNAUDITED)                    (IN THOUSANDS)
OPERATING ACTIVITIES:
Net Income..................................   $   4,710    $   4,381    $  18,419    $  16,835    $  16,078
ADJUSTMENT TO RECONCILE NET INCOME TO NET
  CASH PROVIDED BY OPERATING ACTIVITIES:
Provision for loan losses...................         940          176        4,182        2,299        3,450
Provision for (reversal of) losses on real
  estate owned..............................           0       (1,000)      (1,187)         140        2,675
FHLB stock dividends........................           0            0            0         (110)        (364)
Depreciation................................         858          786        3,203        2,731        3,408
Amortization of mortgage servicing rights...       1,500        1,015        4,362        4,960        4,452
Increase (decrease) in deferred income
  taxes.....................................        (297)         175        1,551       (1,266)      (2,803)
Net amortization (accretion) of
  securities................................           5         (275)         780        1,068            9
Gains on sales of real estate owned.........        (149)        (136)      (2,032)      (2,105)      (1,211)
Gains on sales of debt securities available
  for sale..................................      (2,292)           0            0            0            0
Net amortization of deferred loan
  origination
  fees......................................        (285)        (223)      (1,095)      (1,078)        (794)
Proceeds from loans originated for resale...      15,345        4,636       34,548       38,941       46,229
Fundings of loans originated for resale.....     (12,449)      (6,530)     (41,326)     (39,259)     (43,094)
Gains on sales of loans originated for
  resale....................................        (164)         (65)        (395)        (773)      (1,246)
Losses (gains) on sales of office properties
  and equipment.............................          71            0          (18)        (272)          73
Purchase of trading account securities,
  net.......................................           0            0            0       (9,658)           0
Proceeds from sales of trading account
  securities................................           0            0        9,524            0            0
Unrealized and realized (gains) losses on
  trading account securities................           0         (310)        (589)         558            0
Gains on sales of mortgage servicing
  rights....................................           0            0       (2,744)        (484)           0
Income (loss) from joint venture
  operations................................           0            0           (6)          30           25
Decrease (increase) in accrued interest
  receivable................................         603          (73)       1,593        2,636        4,614
Amortization of dealer reserve..............         593          591        2,071          453        3,464
Amortization of cost over fair value of net
  assets acquired...........................         306          204        1,122            0            0
Net accretion of other purchase accounting
  adjustments...............................         (68)         (89)        (612)           0            0
Amortization of subordinated debentures and
  note payable deferred costs...............          26            0           98            0            0
Decrease (increase) in other assets.........      (2,344)       1,404        3,522        2,505        3,057
(Decrease) increase in drafts payable.......        (250)         (14)         111          112         (673)
Increase (decrease) in other liabilities....       2,585        1,783          540       (6,179)       7,206
Write down of office properties and
  equipment.................................           0            0          120            0          222
Provision for (recovery from) tax
  certificate
  losses....................................         125          (92)        (145)         115        1,660
                                               ---------    ---------    ---------    ---------    ---------
NET CASH PROVIDED BY OPERATING ACTIVITIES...   $   9,369    $   6,344    $  35,597    $  12,199    $  46,437
                                               ---------    ---------    ---------    ---------    ---------

                                  (Continued)

                See Notes to Consolidated Financial Statements.

                  BANKATLANTIC BANCORP, INC. AND SUBSIDIARIES

                                                   FOR THE THREE MONTHS              FOR THE YEARS
                                                      ENDED MARCH 31,             ENDED DECEMBER 31,
                                                   ---------------------   ---------------------------------
                                                     1996        1995        1995        1994        1993
                                                   ---------   ---------   ---------   ---------   ---------
                                                        (UNAUDITED)                 (IN THOUSANDS)
INVESTING ACTIVITIES:
Purchase of investment securities................  $    (220)  $ (11,811)  $ (70,872)  $(240,726)  $(121,538)
Proceeds from redemption and maturity of
  investment securities..........................      9,414      31,017     140,837     135,978     142,559
Principal collected on debt securities available
  for sale.......................................     52,942       3,333      11,989      29,312      55,161
Proceeds from sales of debt securities available
  for sale.......................................     75,394           0         852           0           0
Loans purchased..................................     (2,237)          0      (9,930)     (3,989)     (5,142)
Principal reduction on loans.....................    132,570      87,207     444,867     270,986     289,037
Loan fundings for portfolio......................   (169,172)   (121,192)   (597,274)   (328,849)   (220,130)
Banker's acceptances purchased...................          0           0           0           0    (109,931)
Proceeds from maturity of banker's acceptances...          0           0           0     109,931           0
Mortgage-backed securities purchased.............          0     (75,262)    (75,262)   (268,776)   (206,854)
Proceeds from sales of real estate owned.........        548       2,533       5,373       5,660       6,278
Principal collected on mortgage-backed
  securities.....................................          0      21,137     110,084     136,863     112,855
Additions to dealer reserve......................       (356)       (562)     (3,684)          0           0
Additions to office properties and equipment.....     (2,577)       (515)     (5,535)     (3,861)     (2,525)
Proceeds from sales of office equipment..........          0           0          18         643          46
Proceeds received from joint ventures............          0       1,239       1,239           0           0
FHLB stock purchased.............................          0           0      (1,249)          0           0
Proceeds from sale of FHLB stock.................      1,249           0           0           0
Proceeds from sales of mortgage servicing
  rights.........................................          0           0       8,340       2,920           0
Mortgage servicing rights purchased..............     (5,212)     (1,166)    (10,112)     (8,147)    (17,003)
Purchase of MegaBank, net of cash acquired.......          0     (14,733)    (14,914)          0           0
                                                   ---------   ---------   ---------   ---------   ---------
NET CASH PROVIDED (USED) BY INVESTING
  ACTIVITIES.....................................  $  92,343   $ (78,775)  $ (65,233)  $(162,055)  $ (77,187)
                                                   ---------   ---------   ---------   ---------   ---------
FINANCING ACTIVITIES:
Net increase (decrease) in deposits..............  $  12,345   $       8   $  51,093   $ (20,814)  $ (59,370)
Interest credited to deposits....................     10,507       9,023      43,447      30,236      27,615
Proceeds from FHLB advances......................    186,970     115,000     641,785     516,400      95,000
Repayments of FHLB advances......................   (325,270)   (162,050)   (602,050)   (482,650)    (32,800)
Net increase (decrease) in federal funds
  purchased......................................     (1,200)          0       1,200           0           0
Proceeds from note payable.......................          0       4,000       4,000           0           0
Repayment of note payable........................         (1)          0      (3,999)          0           0
Net increase (decrease) in securities sold under
  agreements to repurchase.......................    (22,356)     89,583    (104,207)    128,694        (397)
Redemption of subordinated debentures............          0           0           0           0      (7,927)
Proceeds from the issuance of subordinated
  debentures.....................................          0           0      21,000           0           0
Preferred stock redemption.......................          0           0      (8,383)         (6)          0
Issuance of common stock and warrants, net.......     15,791           0       1,709         266       8,056
Receipts of advances by borrowers for taxes and
  insurance......................................     13,234      13,291      59,599      45,507      43,782
Payment for advances by borrowers for taxes and
  insurance......................................          0           0     (59,322)    (46,091)    (36,984)
Preferred stock dividends paid...................          0        (220)       (677)       (880)       (733)
Common stock dividends paid......................       (466)       (398)     (1,672)     (1,177)       (349)
                                                   ---------   ---------   ---------   ---------   ---------
NET CASH PROVIDED (USED) BY FINANCING
  ACTIVITIES.....................................  $(110,446)  $  68,237   $  43,523   $ 169,485   $  35,893
                                                   ---------   ---------   ---------   ---------   ---------
Increase (decrease) in cash and cash
  equivalents....................................     (8,734)     (4,194)     13,887      19,629       5,143
Cash and cash equivalents at the beginning of
  period.........................................     69,867      55,980      55,980      36,351      31,208
                                                   ---------   ---------   ---------   ---------   ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD.......  $  61,133   $  51,786   $  69,867   $  55,980   $  36,351
                                                   =========   =========   =========   =========   =========

                                  (Continued)

                See Notes to Consolidated Financial Statements.

                  BANKATLANTIC BANCORP, INC. AND SUBSIDIARIES

                                                FOR THE THREE MONTHS                FOR THE YEARS
                                                  ENDED MARCH 31,                ENDED DECEMBER 31,
                                               ----------------------    -----------------------------------
                                                 1996         1995         1995         1994         1993
                                               ---------    ---------    ---------    ---------    ---------
                                                    (UNAUDITED)                    (IN THOUSANDS)
SUPPLEMENTARY DISCLOSURE OF NON-CASH
  INVESTING AND FINANCING ACTIVITIES:
Interest paid...............................   $  15,176    $  14,907    $  65,708    $  40,334    $  36,536
Income taxes paid...........................           0        1,100        9,320       10,435       11,198
Income taxes refunded.......................           0            0           88            0        1,629
Loans transferred to real estate owned......         856          539        1,029        1,282        2,396
Loans charged-off...........................       1,854          981        5,433        5,968        5,459
Real estate owned charged-off...............           0            0          213           40          775
Tax certificates charge-offs (recoveries),
  net.......................................        (142)         (16)       1,192          100          248
Book value of debt securities transferred to
  available for sale........................           0            0      638,818            0            0
Increase in equity for the tax effect
  related to the exercise of employee stock
  options...................................           0            0          173           35            0
Subordinated debentures due to BFC utilized
  to exercise related warrants to purchase
  stock of BankAtlantic.....................           0            0            0            0        1,971
Common stock issued to BFC upon exercise of
  warrants..................................           0            0            0            0       (1,971)
Issuance of subordinated debentures to BFC
  for payment of preferred stock
  dividends.................................           0            0            0            0          147
Preferred stock dividends paid by BFC
  escrow....................................           0            0            0            0         (147)
Common stock cash dividends declared and not
  paid......................................         524          398          467          398          389
Change in net unrealized appreciation on
  debt securities available for sale........      (6,055)       1,473        9,019          314            0
Change in deferred taxes on net unrealized
  appreciation on debt securities available
  for sale..................................      (2,336)         568        3,479          121            0
Change in stockholders' equity from net
  unrealized appreciation on debt securities
  available for sale, less related deferred
  income taxes..............................      (3,719)         905        5,540          193            0

                See Notes to Consolidated Financial Statements.

                  BANKATLANTIC BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1995 (UNAUDITED)
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Financial Statement Presentation. On July 13, 1994, BankAtlantic, A Federal Savings Bank ("BankAtlantic") consummated its reorganization (the "Reorganization") into a holding company structure and BankAtlantic Bancorp., Inc. (the "Company") acquired all the capital stock of BankAtlantic thereby becoming a unitary savings bank holding company. The Reorganization resulted in the shareholders of BankAtlantic becoming shareholders of the Company on the same proportionate basis as their ownership in BankAtlantic and BankAtlantic becoming a wholly-owned subsidiary of the Company. This Reorganization has been accounted for in a manner similar to a pooling of interests, and has been given retroactive effect in the accompanying consolidated financial statements. At the time of, and as a result of the Reorganization, BFC Financial Corporation ("BFC") owned approximately 48.17% of the common stock of the Company. The accounts of BFC are not included in the consolidated financial statements of the Company. The Company's primary asset is the capital stock of BankAtlantic and its principal activities relate to the operations of BankAtlantic and BankAtlantic's subsidiaries. These subsidiaries are primarily utilized to dispose of real estate acquired through foreclosure. All significant intercompany balances and transactions have been eliminated in consolidation. At March 31, 1996 and December 31, 1995, BFC's ownership in the Company's total outstanding (A and B) common stock was 41% and 46%, respectively. At March 31, 1996 and December 31, 1995, BFC owned 46% of Class B Common Stock. (See also "Common Stock" and Note 10).

     In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statements of financial condition and operations for the periods presented. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the next year relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosure or in satisfaction of loans. In connection with the determination of the allowances for loan losses and real estate owned, management obtains independent appraisals for significant properties when it is deemed prudent.

     All information related to March 31, 1996 and the three months ended March 31, 1996 and 1995, is unaudited.

     Certain amounts for prior periods have been reclassified to conform with statement presentations for 1996.

     Cash Equivalents. Cash and due from depository institutions include demand deposits at other financial institutions and federal funds sold. Generally, federal funds are generally sold for one-day periods.

     Investments and Mortgage-Backed Securities. In May, 1993, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities ("FAS 115"). FAS 115 was implemented, prospectively, by BankAtlantic on January 1, 1994. Under FAS 115, investments in debt securities which BankAtlantic has a positive intent and ability to hold to maturity are classified as securities held to maturity and are carried at cost, adjusted for discounts and premiums which are accreted or amortized to estimated maturity under the interest method. In accordance with FAS 115, a security cannot be classified as held to maturity if it might be sold in response to changes in market interest rates, related changes in the security's prepayment risk, liquidity needs, changes in the availability of and the yield on alternative investments, and changes in funding sources and terms. Prior to the adoption of FAS 115, securities that were held for sale were stated at the lower of amortized cost or market. Upon adoption of FAS 115, all securities that were previously classified as held for sale were designated as "available for sale".

                  BANKATLANTIC BANCORP, INC. AND SUBSIDIARIES

     Debt and equity securities and options related thereto, purchased or sold for the purpose of a short-term profit are classified as "trading account securities" and are recorded at fair value. Unrealized gains and losses in trading account securities are reflected in operations.

     Debt and equity securities not classified as held to maturity or trading account securities are classified as "available for sale". Debt and equity securities available for sale are carried at fair value, with the related unrealized appreciation or depreciation, net of deferred income taxes, reported as a separate component of stockholders' equity.

     At December 31, 1994, the effect of implementing FAS 115 was to increase the amount stated for debt securities available for sale by $314,000, record related deferred income taxes of $121,000, and reflect the net of these amounts, $193,000, as a separate component of stockholders' equity.

     On November 15, 1995, the FASB issued Special Report No. 155-B, A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities (the "Special Report"). Pursuant to the Special Report, BankAtlantic was permitted to conduct a one-time reassessment of the classifications of all securities held at that time. Any reclassifications from the held-to-maturity category made in conjunction with that reassessment would not call into question an enterprise's intent to hold other debt securities to maturity in the future. BankAtlantic undertook such a reassessment and, effective December 15, 1995, all mortgage-backed and investment securities, excluding tax certificates then classified as held-to-maturity were reclassified as available for sale. On the effective date of the reclassification, the securities transferred had a carrying value of $638.8 million and an estimated fair value of $644.1 million, resulting in a net increase to stockholder's equity for the net unrealized appreciation of $3.3 million, after deducting applicable income taxes of $2.0 million.

     Tax Certificates. Tax certificates are carried at cost. All tax certificates are classified as held to maturity because management has the positive intent and ability to hold such certificates to maturity. Tax certificates and resulting deeds are classified as non-accrual when a tax certificate is 48 months delinquent and a deed has aged 48 months from BankAtlantic's acquisition date. At that time interest ceases to be accrued. Prior to 1994, the practice was to establish an allowance for any interest accrued after a specified term after acquisition of the certificate. The new methodology charges off certificates at the same point in time, but discontinues the practice of accruing interest and establishing an allowance for amounts accrued after the specified term.

     Allowance for tax certificate losses represents the amount which management believes is sufficient to provide for future losses. In establishing its allowance for tax certificates, management considers past loss experience, present indicators, such as the length of time the certificate has been outstanding, economic conditions and collateral values.

     Construction and Development Lending. BankAtlantic's construction and development lending generally requires an equity investment in the form of contributed assets or direct cash investment from the borrower. Other than advances to joint ventures, BankAtlantic has no loans which provide for a participation in profits at March 31, 1996 and December 31, 1995, 1994 and 1993. Accordingly, construction and development lending arrangements have been classified and accounted for as loans.

     Non-Accrual Loans, Impaired Loans and Real Estate Owned. Interest income on loans, including the recognition of discounts and loan fees, is accrued based on the outstanding principal amount of loans using the interest method. A loan is generally placed on nonaccrual status, at the earlier of, management becoming aware that the borrower has entered bankruptcy proceedings and the loan is delinquent, or when the loan is past due 90 days as to either principal or interest. When a loan is placed on nonaccrual status, interest accrued but not received is reversed against interest income. A nonaccrual loan may be restored to accrual status when delinquent loan payments are collected and the loan is expected to perform according to its contractual terms. Management considers a loan to be impaired when, based upon current information and events, it believes it is probable that BankAtlantic will be unable to collect all amounts due according to the contractual terms of the

                  BANKATLANTIC BANCORP, INC. AND SUBSIDIARIES loan agreement. BankAtlantic continues to accrue interest on restructured loans and other impaired loans since full payment of principal and interest is expected and such loans are performing and therefore do not meet the above criteria for nonaccrual status.

     BankAtlantic adopted prospectively Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by Statement of Financial Accounting Standards No. 118, "Accounting by Creditors for Impairment of a Loan -- Income Recognition and Disclosures" ("FAS 114"), effective January 1, 1995. There was no impact to the consolidated statement of financial condition or the consolidated statement of operations upon implementation. FAS 114 does not apply to large groups of smaller balance homogeneous loans that are collectively evaluated for impairment. Loans collectively reviewed by BankAtlantic for impairment include residential and consumer loans and performing commercial real estate and business loans under $500,000, excluding loans which are individually reviewed based on specific criteria, such as delinquency and condition of collateral property. BankAtlantic's impaired loans within the scope of FAS 114 include nonaccrual commercial loans, restructured loans, and performing commercial loans less than 90 days delinquent, where management does not expect the loans to be repaid in accordance with their contractual terms but which are expected to be collected in full. Generally, BankAtlantic recognizes interest income on impaired loans on a cash basis.

     Allowance for Loan Losses. BankAtlantic, beginning on January 1, 1995, bases the measurement of loan impairment on the fair value of the loan's collateral in accordance with FAS 114. Non-collateral dependent loan impairment is based on the present value of the estimated future cash flows. Impairment losses are included in the allowance for loan losses through a charge to the provision for loan losses. Adjustments to impairment losses resulting from changes in the fair value of an impaired loan's collateral or projected cash flows are included in the provision for loan losses. Upon disposition of an impaired loan, any related valuation allowance is relieved from the allowance for loan losses.

     The allowance for loan losses is maintained by additions charged to operations as a provision for loan losses and by loan recoveries, with charge-offs reducing the allowance. BankAtlantic's process for evaluating the adequacy of the allowance for loan losses has three basic elements: first, the identification of impaired loans; second, the establishment of appropriate loan loss allowances once individual specific impaired loans are identified; and third, a methodology for estimating loan losses based on the inherent risk in the remainder of the loan portfolio.

     The identification of impaired loans is achieved mainly through individual review of all commercial real estate and business loans over $500,000. Loss allowances are established for specifically identified impaired loans based on the fair value of the underlying collateral, and for non collateral dependent loans, the present value of the estimated future cash flows.

     The methodology for estimating losses inherent for non impaired loans also includes estimates based upon consideration of actual loss experience for loans during the past several years by loan type, condition of collateral and projected economic conditions and other trends. Based upon this process, consideration of the current economic environment and other factors, management determines what it considers to be an appropriate allowance for loan losses. Although BankAtlantic believes it has a sound basis for this estimation, actual charge-offs incurred in the future are highly dependent upon future events, including the economics of the areas in which BankAtlantic lends. In addition, various regulatory agencies, as an integral part of their examination process, periodically review BankAtlantic's allowance for loan losses. Such agencies may require BankAtlantic to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

     Real Estate Owned ("REO"). Is recorded at the lower of the loan balance, plus acquisition costs, or fair value, less estimated disposition costs. Expenditures for capital improvements made thereafter are generally capitalized. Real estate acquired in settlement of loans is anticipated to be sold and valuation allowance

                  BANKATLANTIC BANCORP, INC. AND SUBSIDIARIES adjustments are made to reflect any subsequent changes in fair values from the initially recorded amount. Costs of holding REO are charged to operations as incurred. Provisions and reversals in the REO valuation allowance are reflected in operations.

     Profit or loss on real estate sold is recognized in accordance with Statement of Financial Accounting Standard No. 66, Accounting for Sales of Real Estate. Any estimated loss is recognized in the period in which it becomes apparent.

     Office Properties and Equipment. Land is carried at cost. Office properties and equipment are carried at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets which generally range up to 50 years for buildings and 10 years for equipment. The cost of leasehold improvements is being amortized using the straight-line method over the terms of the related leases.

     Expenditures for new properties and equipment and major renewals and betterments are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred and gains or losses on disposal of assets are reflected in current operations.

     In 1995, the FASB issued Statement of Financial Accounting Standard SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." ("FAS 121"). FAS 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the entity should estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss for long-lived assets and identifiable intangibles that an entity expects to hold and use should be based on the fair value of the asset. FAS 121 is effective for financial statements for fiscal years beginning after December 15, 1995. BankAtlantic adopted FAS 121 effective January 1, 1996. Adoption of FAS 121 did not have any effect on Consolidated Statement of Financial Position or Consolidated Statement of Operations.

     Loans Originated for Resale. Residential first mortgage loans originated for resale are reported at the lower of cost or estimated fair value on an aggregate basis. Loan origination fees and related direct loan origination costs for these loans are deferred until the related loan is sold. Generally these loans are committed for sale prior to origination; however, beginning in 1993, a portion of these loans were not committed for sale, and were or will be held for no longer than 12 months.

     Loan Origination and Commitment Fees, Premiums and Discounts on Loans and Mortgage Banking Activities. Origination and commitment fees collected are deferred net of direct costs and are being amortized to interest income over the loan life using the level yield method. Amortization of deferred fees is discontinued when the related loan is placed on non-accrual status. Commitment fees related to expired commitments are recognized as income when the commitment expires.

     Unearned discounts on installment, second mortgage and home improvement loans are amortized to income using the level yield method over the terms of the related loans. Unearned discounts on purchased loans are amortized to income using the effective interest method over the estimated life of the loans.

     Loan Servicing Fees. BankAtlantic services mortgage loans for investors. These mortgage loans serviced are not included in the accompanying consolidated statements of financial condition. Loan servicing fees are based on a stipulated percentage of the outstanding loan principal balances being serviced and are recognized as income when related loan payments from mortgagors are collected. Loan servicing costs are charged to expense as incurred. Amounts paid for purchased mortgage servicing rights are amortized to expense using the level yield method over the estimated life of the loan, and continually adjusted for prepayments. Management

                  BANKATLANTIC BANCORP, INC. AND SUBSIDIARIES evaluates the carrying value of purchased mortgage servicing rights by estimating the future net servicing income of the portfolio on a discounted, disaggregated basis, based on estimates of the remaining loan lives. Prior to January 1, 1996, mortgage servicing rights related to loans originated by BankAtlantic, were not capitalized.

     In May 1995 the FASB issued Statement of Financial Accounting Standard No. 122 ("FAS 122") which eliminated the accounting distinction between rights to service mortgage loans for others that are acquired through loan origination activities and those acquired through purchase transactions. FAS 122 requires an entity to recognize as separate assets rights to service mortgage loans for others, however those servicing rights are acquired. FAS 122 requires the periodic evaluation of capitalized mortgage servicing rights for impairment based on fair value. On January 1, 1996, this statement was implemented prospectively. The initial valuation of MSR's are on an individual loan basis. Both purchased and originated MSR's are amortized to expense using the level yield method over the estimated life of the loan and continually adjusted for prepayments. For the purpose of evaluating and measuring impairment of MSR's, the Company stratifies those rights based on the predominant risk characteristics of the underlying loans. Those characteristics include loan type, note rate and term. Upon implementation of FAS 122, no additional valuation allowance was required. Adjustments to the valuation allowance are reflected in operations.

     Dealer Reserves, Net. The dealer reserve receivable represents the portion of interest rates passed through to dealers on indirect consumer loans. BankAtlantic had funded 0-100% of the total dealer reserve at the inception of the loan and currently funds 100% of the dealer reserves. Dealer reserves are amortized over the contractual life of the related loans, adjusted for actual prepayments, using the interest method and classified as an adjustment to interest income except for the Subject Portfolio discussed further in Note 15 herein. Dealer reserves are stated net of accumulated amortization, allowances, valuation adjustments, and any unfunded amounts due to the dealer.

     Cost over fair value of net assets acquired and other intangible assets. Cost over fair value of net assets acquired is being amortized on a straight-line basis over its estimated useful life of 10 years. A non-competition agreement was being amortized on a straight-line basis over its useful life which was revised from six years to approximately three years. Cost over fair value of net assets acquired and other intangible assets is evaluated by management for impairment on an on-going basis based on the facts and circumstances related to the net assets acquired.

     Income Taxes. BankAtlantic and its subsidiaries have previously filed consolidated federal and state income tax returns. Beginning with the tax year ended December 31, 1994, the Company and its subsidiaries, including BankAtlantic and its subsidiaries, will file consolidated federal and state income tax returns.

     The Company utilizes the asset and liability method to account for income taxes. Under the asset and liability method , deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period that includes the statutory enactment date.

     Common Stock. On February 13, 1996, the stockholders of the Company approved at a special meeting, an amendment to the Company's Articles of Incorporation (the "Amendment") authorizing 30,000,000 shares of a new class of non-voting common stock designated Class A Common Stock, and redesignating the Company's existing common stock, par value $0.01 per share, as Class B Common Stock. The Class A Common Stock has no voting rights except as may be required by Florida law. The two classes of stock generally have the same economic rights, except Class A Common Stock is entitled to receive cash dividends equal to at least 110% of any cash dividends declared and paid on Class B Common Stock.

                  BANKATLANTIC BANCORP, INC. AND SUBSIDIARIES

     Preferred Stock. All three series of non-cumulative preferred stock had a preference value of $25.00 per share and the shares issued were redeemable by BankAtlantic at $25.00 per share. On July 13, 1994, pursuant to the Reorganization, 260 shares of BankAtlantic's Series C preferred stock held by dissenting shareholders were canceled in connection with the holders' exercise of statutory appraisal rights. In October 1995, all preferred stock was redeemed. For purposes of calculating income per common share, the excess of the redemption price above the recorded amount is considered a preferred stock dividend.

     Income Per Common Share. In calculating income per common and common equivalent share ("primary income per share") preferred stock dividends are deducted from net income and the resulting amount is divided by the weighted average number of common and common equivalents shares outstanding, when dilutive. Common stock equivalents consist of common stock warrants and options. In May 1993, a 15% stock dividend was declared and in June 1995 and January 1996, the Board of Directors declared five for four stock splits effected in the form of 25% stock dividends issued in July 1995 and February 1996, respectively. Where appropriate, amounts throughout this report have been adjusted to reflect the stock dividend and stock splits.

     Income per common and common equivalent share assuming full dilution ("fully diluted income per share") is calculated as above and, if dilutive, after adjustment for interest charges as a result of the hypothetical conversion of the BFC subordinated debentures, through their actual conversion date of June 30, 1993. Fully diluted income per share also utilizes the period end market price of common stock if such price is greater than the average market price utilized in computing primary income per share.

     Common stock equivalents are not reflected in income per share until the market price of the common stock obtainable has been in excess of the exercise price for substantially all of three consecutive months, ending with the last month of the period.

                                         FOR THE THREE MONTHS             FOR THE YEARS ENDED
                                            ENDED MARCH 31,                  DECEMBER 31,
                                        -----------------------   -----------------------------------
                                           1996         1995         1995         1994        1993
                                        ----------   ----------   ----------   ----------   ---------
Weighted average number of common and
  common equivalent shares
  outstanding.........................  11,292,320   10,571,570   10,830,603   10,490,033   9,460,004
                                         =========    =========    =========    =========    ========
Weighted average number of common and
  common equivalent shares outstanding
  assuming full dilution..............  11,327,570   10,571,570   10,934,120   10,520,489   9,518,438
                                         =========    =========    =========    =========    ========

     On October 23, 1995, the FASB issued Statement No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"). This Statement applies to all transactions in which an entity acquires goods or services by issuing equity instruments or by incurring liabilities where the payment amounts are based on the entity's common stock price. The Statement covers transactions with employees and non-employees and is applicable to both public and non-public entities. Entities are allowed (1) to continue to use the Accounting Principles Board Opinion No. 25 method ("APB 25"), or (2) to adopt the FAS 123 fair value based method. Once the method is adopted, an entity cannot change and the method selected applies to all of an entity's compensation plans and transactions. For entities not adopting the FAS 123 fair value based method, FAS 123 requires pro forma net income and earnings per share information as if the fair value based method has been adopted. For

                  BANKATLANTIC BANCORP, INC. AND SUBSIDIARIES entities not adopting the fair value based method, the disclosure requirements of FAS 123, including the pro forma information, are effective for financial statements for fiscal years beginning after December 15, 1995 (calendar year
1996). The pro forma disclosures are to include all awards granted in fiscal years that begin after December 15, 1994 (calendar year 1995). However, the disclosures, including the pro forma net income and earnings per share disclosure, for the first fiscal year beginning after December 15, 1994 (calendar year 1995) will not be included in that year's financial statements but will be included in the following year's (calendar year 1996) financial statements if the first fiscal year is presented for comparative purposes. Management intends to continue to use APB 25 and disclose the pro forma net income and earnings per share information in the December 31, 1996 and subsequent financial statements.

2. DEBT SECURITIES AVAILABLE-FOR-SALE AND HELD-TO-MATURITY

     Effective December 15, 1995, all mortgage-backed and investment securities, excluding tax certificates then classified as held-to-maturity were reclassified as available for sale. On the effective date of the reclassification, the securities transferred had a carrying value of $638.8 million and an estimated fair value of $644.1 million resulting in a net increase to stockholders' equity for the net unrealized appreciation of $3.3 million after deducting applicable income taxes of $1.2 million.

     The following is a summary of debt securities available-for-sale and held-to-maturity (in thousands):

                                                                 AVAILABLE FOR SALE
                                                -----------------------------------------------------
                                                               GROSS           GROSS
                                                AMORTIZED    UNREALIZED     UNREALIZED     ESTIMATED
                                                  COST      APPRECIATION   DEPRECIATION    FAIR VALUE
                                                ---------   ------------   -------------   ----------
     MARCH 31, 1996
     MORTGAGE-BACKED SECURITIES(1):
       FNMA mortgage backed securities........  $ 115,074     $    921        $   145       $ 115,850
       FHLMC mortgage backed securities.......    348,508        3,216          1,540         350,184
       FNMA real estate mortgage investment
          conduits............................      9,044          550             24           9,570
       FHLMC real estate mortgage investment
          conduits............................      2,093          131              0           2,224
                                                ---------     --------        -------       ---------
               Total mortgage-backed
                 securities...................    474,719        4,818          1,709         477,828
                                                ---------     --------        -------       ---------
     INVESTMENT SECURITIES:
       FHLB Bonds.............................     16,150          235            213          16,172
       FHLMC Bond.............................      1,812          128              0           1,940
       FNMA Bond..............................      2,756           71              0           2,827
       Asset-backed securities................     57,220          143            211          57,152
       Corporate bonds........................      3,430            1              6           3,425
                                                ---------     --------       --------       ---------
        Other.................................        410           21              0             431
                                                ---------     --------       --------       ---------
            Total investment securities.......     81,778          599            430          81,947
                                                ---------     --------        -------       ---------
               Total..........................  $ 556,497     $  5,417        $ 2,139       $ 559,775
                                                 ========      =======        =======       =========
     DECEMBER 31, 1995
     MORTGAGE-BACKED SECURITIES(2):
       FNMA mortgage backed securities........  $ 120,584     $  1,959        $   123         122,420
       FHLMC mortgage backed securities.......    455,962        7,118            874         462,206
       FNMA real estate mortgage investment
          conduits............................      9,643          521             30          10,134
       FHLMC real estate mortgage investment
          conduits............................      2,767          224              0           2,991
                                                ---------     --------        -------       ---------
               Total mortgage-backed
                 securities...................    588,956        9,822          1,027         597,751
                                                ---------     --------        -------       ---------

                  BANKATLANTIC BANCORP, INC. AND SUBSIDIARIES

                                                                 AVAILABLE FOR SALE
                                                -----------------------------------------------------
                                                               GROSS           GROSS
                                                AMORTIZED    UNREALIZED     UNREALIZED     ESTIMATED
                                                  COST      APPRECIATION   DEPRECIATION    FAIR VALUE
                                                ---------   ------------   -------------   ----------
     INVESTMENT SECURITIES:
       FHLB Bonds.............................     16,114          316             87          16,343
       FHLMC Bond.............................      1,803          171              0           1,974
       FNMA Bond..............................      2,790           94              0           2,884
       Asset-backed securities................     68,907          224            192          68,939
       Corporate bonds........................      3,457            0              9           3,448
       Other..................................        442           22              0             464
                                                ---------     --------        -------       ---------
            Total investment securities.......     93,513          827            288          94,052
                                                ---------     --------        -------       ---------
               Total..........................  $ 682,469     $ 10,649        $ 1,315       $ 691,803
                                                =========     ========        =======       =========
     DECEMBER 31, 1994
     MORTGAGE BACKED SECURITIES:
       FNMA mortgage-backed securities........  $  16,624     $    339        $   140       $  16,823
       FHLMC mortgage-backed securities.......     37,031          148             33          37,146
                                                ---------     --------        -------       ---------
               Total..........................  $  53,655     $    487        $   173       $  53,969
                                                =========     ========        =======       =========

- ---------------

(1) Pledged as collateral are $4.0 million, $5.9 million, $81.9 million, $82.1 million and $19.6 million for commercial letters of credit, treasury tax and loan, FHLB advances, repurchase agreements, and public funds, respectively.
(2) Pledged as collateral are $8.4 million, $9.9 million, $105.6 million, $71.6 million and $11.6 million for commercial letters of credit, treasury tax and loan, FHLB advances, repurchase agreements, and public funds, respectively.

     Included in the March 31, 1996 and December 31, 1995 table are approximately $16.2 million and $17.0 million, respectively, of government agency bonds and real estate mortgage conduits which were acquired during the MegaBank acquisition, and are adjustable rate securities tied to various short term and long term indices.

     The maturities of mortgage-backed and investment securities available for sale were (in thousands):

                                                       MARCH 31, 1996         DECEMBER 31, 1996
                                                    ---------------------   ---------------------
                                                                ESTIMATED               ESTIMATED
                                                    AMORTIZED     FAIR      AMORTIZED     FAIR
                                                      COST        VALUE       COST        VALUE
                                                    ---------   ---------   ---------   ---------
    Due within one year...........................  $  29,511   $  29,701   $  12,095   $  12,136
    Due after one year, but within five years.....    407,610     406,597     452,171     453,784
    Due after five years, but within ten years....     12,466      13,037      35,565      37,214
    Due after ten years...........................    106,910     110,440     182,638     188,669
                                                    ---------   ---------   ---------   ---------
              Total...............................  $ 556,497   $ 559,775   $ 682,469   $ 691,803
                                                     ========    ========    ========    ========

                  BANKATLANTIC BANCORP, INC. AND SUBSIDIARIES

                                                                HELD TO MATURITY
                                               ---------------------------------------------------
                                                              GROSS          GROSS       ESTIMATED
                                               AMORTIZED    UNREALIZED     UNREALIZED      FAIR
                                                 COST      APPRECIATION   DEPRECIATION     VALUE
                                               ---------   ------------   ------------   ---------
                                                                 (IN THOUSANDS)
    MARCH 31, 1996
    Tax certificates -- net of allowance of
      $1,915(1)..............................  $ 40,537        $  0         $      0     $ 40,537
                                               ========         ===          =======     ========
    DECEMBER 31, 1995
    Tax certificates -- net of allowance of
      $1,648(1)..............................  $ 49,856        $  0         $      0     $ 49,856
                                               ========         ===          =======     ========
    DECEMBER 31, 1994
    INVESTMENT SECURITIES:
      Tax certificates -- net of allowance of
         $2,985(1)...........................  $ 61,132        $  0         $      0     $ 61,132
      Asset-backed securities................   127,981           0            3,722      124,259
      Corporate bonds........................     3,563           0              165        3,398
      Federal agency obligations                 10,000           0            1,119        8,881
                                               --------         ---          -------     --------
              Total investment securities....  $202,676        $  0         $  5,006     $197,670
                                               --------         ---          -------     --------
    MORTGAGE-BACKED SECURITIES:
      FNMA...................................   121,906           0            6,506      115,400
      FNMA real estate mortgage investment
         conduits............................     8,923           0              291        8,632
      FHLMC..................................   443,084          22           17,004      426,102
                                               --------         ---          -------     --------
              Total mortgage-backed
                securities...................   573,913          22           23,801      550,134
                                               --------         ---          -------     --------
              Total..........................  $776,589        $ 22         $ 28,807     $747,804
                                               ========         ===          =======     ========

- ---------------

(1) Tax certificates have no readily traded market and management considers estimated fair value equivalent to book value.

     The principal balance, unamortized premiums, unearned discount and amortized cost of mortgage-backed securities held to maturity consisted of (in thousands):

                                                                 HELD TO MATURITY
                                                 -------------------------------------------------
                                                 PRINCIPAL   UNAMORTIZED   UNAMORTIZED   AMORTIZED
                                                  BALANCE     PREMIUMS      DISCOUNT       COST
                                                 ---------   -----------   -----------   ---------
    DECEMBER 31, 1994
    MORTGAGE-BACKED SECURITIES:
      FNMA.....................................  $ 120,973     $ 1,021       $    88     $ 121,906
      FNMA real estate mortgage investment
         conduits..............................      8,797         126             0         8,923
      FHLMC....................................    442,067       2,840         1,823       443,084
                                                 ---------     -------       -------     ---------
              Total mortgage-backed
                securities.....................  $ 571,837     $ 3,987       $ 1,911       573,913
                                                 =========     =======       =======     =========

                  BANKATLANTIC BANCORP, INC. AND SUBSIDIARIES

     The maturities of tax certificates held to maturity were (in thousands):

                                                         MARCH 31, 1996       DECEMBER 31, 1995
                                                      --------------------   --------------------
                                                       BOOK     ESTIMATED     BOOK     ESTIMATED
                                                       VALUE    FAIR VALUE    VALUE    FAIR VALUE
                                                      -------   ----------   -------   ----------
    Due in one year or less.........................  $30,920    $ 30,920    $38,158    $ 38,158
    Due after one year through five years...........    9,617       9,617     11,698      11,698
    Due after five years through ten years..........        0           0          0           0
                                                      -------    --------    -------    --------
              Total.................................  $40,537    $ 40,537    $49,856    $ 49,856
                                                      =======    ========    =======    ========

     In Florida, tax certificates represent a priority lien against real property for which assessed real estate taxes are delinquent. BankAtlantic's experience with this type of investment has been favorable as rates earned are generally higher than many alternative investments and substantial repayment occurs over a two year period. The primary risks BankAtlantic has experienced with tax certificates have related to the risk that additional funds may be required to purchase other certificates related to the property, the risk that the liened property may be unusable and the risk that potential environmental concerns may make taking title to the property untenable. See Note 5 for activity in the allowance for tax certificate losses.

     During the three months ended March 31, 1996, $73.1 million of mortgage-backed securities were sold, resulting in a $2.3 million gain. During the year ended December 31, 1995, $253,000 of Federal Reserve stock and $599,000 of GNMA mortgage-backed securities were sold resulting in an adjustment to cost over fair value of net assets acquired of $26,000, as these securities were acquired in the MegaBank acquisition. During the years ended December 31, 1994 and 1993, there were no sales of debt securities.

     BankAtlantic's mortgage-backed securities held to maturity portfolio at December 31, 1994 consisted of FNMA seven year balloon securities that mature in 1999-2000, FNMA adjustable rate securities that mature in 2023-2024, FNMA real estate mortgage investment conduits that mature in 1997, FHLMC five and seven year mortgage-backed securities that mature in 1996-2000 and FHLMC adjustable rate mortgage-backed securities that mature in 2022-2024. Included in mortgage-backed securities at December 31, 1994 was $139.5 million and $1.7 million of FHLMC and FNMA adjustable rate mortgage-backed securities. There were no mortgage-backed securities held to maturity at December 31, 1995, and March 31, 1996.

     An objective of BankAtlantic has been to improve its cumulative rate sensitivity gap. In furtherance of this objective, BankAtlantic purchased, from 1990 through March 31, 1996 approximately $775.0 million of intermediate term and adjustable rate mortgage-backed securities. Purchases of this type of security are directed at reducing the intermediate term interest rate sensitivity, reinvesting funds from principal repayments, reducing market volatility compared to the longer term fixed rate mortgage-backed securities and also providing future opportunities to improve liquidity.

     During the third quarter of 1993, BankAtlantic established an investment policy to increase fee income by selling uncovered European put options on five-year treasury notes with notional principal not to exceed $10.0 million. During the three months ended March 31, 1994, BankAtlantic sold two $5.0 million U.S. Treasury European put options with expiration dates of April 27, 1994 and May 31, 1994, respectively. BankAtlantic acquired the two five-year treasury notes on the respective option expiration dates for $9.7 million and recorded the notes in the trading category. At December 31, 1994, the mark-to-market allowance for these treasury notes was $558,000. On May 11, 1995, in order to lock-in the market values on the above treasury notes, BankAtlantic purchased two 90 day U.S. Treasury European put options with the proceeds from the sale of two 90 day U.S. Treasury European call options. The put options and call options had $5.0 million notional principal each and expired on August 7, 1995. The unrealized gain/loss is included in the consolidated statement of operations under net "trading account securities" and amounted to an unrealized loss of $558,000 for the year ended December 31, 1994, with the 1994 option proceeds reducing the call on the treasury notes. A net realized gain of $589,000 was recognized inclusive of the 1995 options for the

                  BANKATLANTIC BANCORP, INC. AND SUBSIDIARIES year ended December 31, 1995 on the sale of the trading account securities upon exercise of the call option. An unrealized gain on trading account securities of $310,000 was recognized as of March 31, 1995.

     During the three months ended March 31, 1996 and the years ended December 31, 1995 and 1994, BankAtlantic invested in repurchase agreements. The ending balances at March 31, 1996, December 31, 1995 and 1994 were zero, the maximum amount of repurchase agreements outstanding at any month end and the average amount invested for the periods were zero, $20.0 million and $771,000 and $1.5 million, $29.0 million and $13.1 million, respectively. The underlying securities were in the possession of BankAtlantic. During the three months ended March 31, 1996 and the year ended December 31, 1995 BankAtlantic sold federal funds. The outstanding balances at March 31, 1996 and December 31, 1995, maximum amount of federal funds sold outstanding at any month end and the average amount invested for the period were zero, $5.9 million and $4.1 million and zero, $11.0 million and $2.6 million, respectively.

3. LOANS RECEIVABLE -- NET

                                                                                DECEMBER 31,
                                                                 MARCH 31,   -------------------
                                                                   1996        1995       1994
                                                                 ---------   --------   --------
                                                                         (IN THOUSANDS)
Real estate loans:
  Residential..................................................  $ 179,022   $157,361   $102,677
  Residential held for sale (market value of $14,503, $17,254
     and $6,889)...............................................     14,458     17,122      6,843
  Construction and development.................................    133,762    122,371     45,725
  FHA and VA insured...........................................      4,924      5,183      6,395
  Commercial...................................................    375,782    350,256    303,877
Other loans:
  Second mortgages -- direct...................................     65,463     63,052     40,564
  Second mortgages -- indirect.................................     23,648     25,621     34,585
  Commercial business..........................................     63,622     64,194     24,566
  Deposit overdrafts...........................................        856        832        503
  Consumer loans -- other direct...............................     33,068     36,670     15,883
  Consumer loans -- other indirect.............................     89,908     96,042     32,373
                                                                 ---------   --------   --------
          Total gross loans....................................    984,513    938,704    613,991
                                                                 ---------   --------   --------
Deduct:
  Undisbursed portion of loans in process......................    101,384     89,896     49,981
  Other........................................................          0          0         63
  Unearned discounts on commercial real estate loans...........        772        793        874
  Unearned discounts on consumer loans.........................        309        385        427
  Allowance for loan losses....................................     18,700     19,000     16,250
                                                                 ---------   --------   --------
          Loan receivable -- net...............................  $ 863,348   $828,630   $546,396
                                                                  ========   ========   ========

     No loans were securitized during the three months ended March 31, 1996 and the years ended December 31, 1995 and 1994. BankAtlantic is subject to economic conditions which could adversely affect both the performance of the borrower or the collateral securing the loan. At March 31, 1996, 89% of total aggregate outstanding loans were to borrowers in Florida, 4% of total loans were to borrowers in the Northeastern United States and 7% were to borrowers located elsewhere. At December 31, 1995, 90% of total aggregate outstanding loans were to borrowers in Florida, 4% of total loans were to borrowers in the Northeastern United States and 6% were to borrowers located elsewhere. Additionally, deferred loan fees netted against loan balances were $2.0 million, $1.8 million and $1.4 million at March 31, 1996 and December 31, 1995 and 1994, respectively. Commitments to sell residential mortgage loans were $5.7 million,

                  BANKATLANTIC BANCORP, INC. AND SUBSIDIARIES

$5.7 million and $3.7 million at March 31, 1996 and December 31, 1995 and 1994, respectively. Variable rate commitments to sell residential mortgage loans were $137,000, $122,000 and $1.9 million, whereas, fixed rate commitments to sell residential mortgage loans were $5.6 million, $5.6 million and $1.8 million at March 31, 1996 and December 31, 1995 and 1994, respectively. Such residential mortgage loan sales related to loans originated for sale.

     Activity in the allowance for loan losses was (in thousands):

                                      FOR THE THREE MONTHS
                                        ENDED MARCH 31,       FOR THE YEARS ENDED DECEMBER 31,
                                      --------------------    --------------------------------
                                        1996        1995        1995      1994(1)     1993(1)
                                      --------    --------    --------    --------    --------
    Balance, beginning of period....  $ 19,000    $ 16,250    $ 16,250    $ 17,000    $ 16,500
    Charge-offs:
      Commercial business loans.....        (3)          0        (382)     (1,647)       (835)
      Commercial real estate
         loans......................      (238)       (222)       (222)       (220)          0
      Consumer loans................    (1,610)       (684)     (4,566)     (3,829)     (4,322)
      Residential real estate
         loans......................        (3)        (75)       (263)       (272)       (302)
                                      --------    --------    --------    --------    --------
                                        (1,854)       (981)     (5,433)     (5,968)     (5,459)
                                      --------    --------    --------    --------    --------
    Recoveries:
      Commercial business loans.....       174         491         738         565         262
      Commercial real estate
         loans......................        38           0         102          18           6
      Consumer loans................       402         322       1,219       2,336       2,231
      Residential real estate
         loans......................         0           0           0           0          10
                                      --------    --------    --------    --------    --------
                                           614         813       2,059       2,919       2,509
                                      --------    --------    --------    --------    --------
    Net charge-offs.................    (1,240)       (168)     (3,374)     (3,049)     (2,950)
    Additions charged to
      operations....................       940         176       4,182       2,299       3,450
    Allowance for loan losses
      acquired......................         0       1,942       1,942           0           0
                                      --------    --------    --------    --------    --------
    Balance, end of period..........  $ 18,700    $ 18,200    $ 19,000    $ 16,250    $ 17,000
                                      --------    --------    --------    --------    --------
    Average outstanding loans during
      the period....................  $860,179    $658,881    $750,058    $520,913    $522,938
                                      ========    ========    ========    ========    ========
    Average outstanding banker's
      acceptances during the
      period........................  $      0    $      0    $      0    $ 12,366    $  9,379
                                      ========    ========    ========    ========    ========
    Ratio of net charge-offs to
      average outstanding
      loans(2)......................      0.58%       0.10%       0.45%       0.59%       0.56%
                                      ========    ========    ========    ========    ========
    Ratio of net charge-offs to
      average outstanding loans
      including banker's
      acceptances(2)................      0.58%       0.10%       0.45%       0.57%       0.55%
                                      ========    ========    ========    ========    ========

- ---------------

(1) Included in installment loan recoveries for the years ended December 31, 1994 and 1993 is approximately $1.2 million and $1.0 million, respectively, received from BankAtlantic's fidelity bond carrier (see Note 15). The ratio of net charge-offs to average outstanding loans, excluding this recovery, would have been 0.81%, and 0.74% for the years ended December 31, 1994 and 1993, respectively.
(2) Annualized where appropriate.

     At March 31, 1996 and December 31, 1995, 1994 and 1993, BankAtlantic serviced loans for the benefit of others amounting to approximately $2.3 billion, $1.8 billion, $1.9 billion and $1.9 billion, respectively. On February 1, 1996, BankAtlantic began sub-servicing $540 million of residential loans of an unrelated financial institution which is included in the total loans serviced for the benefit of others at March 31, 1996. Fees are

                  BANKATLANTIC BANCORP, INC. AND SUBSIDIARIES based on the number of loans serviced and are recognized when the services are performed. At March 31, 1996 and December 31, 1995 and 1994, other liabilities includes approximately $7.2 million, $7.9 million and $6.0 million, respectively, of loan payments due to others. Activity in mortgage servicing rights was:

                                               FOR THE THREE
                                                  MONTHS               FOR THE YEARS ENDED
                                              ENDED MARCH 31,             DECEMBER 31,
                                             -----------------     ---------------------------
                                              1996      1995        1995      1994      1993
                                             -------   -------     -------   -------   -------
                                                              (IN THOUSANDS)
    Balance, beginning of period...........  $20,738   $20,584     $20,584   $19,833   $ 7,282
    Servicing rights acquired..............    5,212     1,166      10,112     8,147    17,003
    Servicing rights sold..................        0         0      (5,596)   (2,436)        0
    Amortization of servicing rights.......   (1,500)   (1,015)     (4,362)   (4,960)   (4,452)
                                             -------   -------     -------   -------   -------
    Balance, end of period.................  $24,450   $20,735     $20,738   $20,584   $19,833
                                             =======   =======     =======   =======   =======

     Aggregate loans to and repayments of loans by directors, executive officers, principal stockholders and other related interests for the years ended December 31, 1995, 1994 and 1993, were (in thousands):

 BALANCE AT                                   BALANCE AT                                   BALANCE AT
DECEMBER 31,                                 DECEMBER 31,                                 DECEMBER 31,
    1993         ADDITIONS     DELETIONS         1994         ADDITIONS     DELETIONS         1995
- ------------     ---------     ---------     ------------     ---------     ---------     ------------
   $1,185           505           698            $992             15            70            $937
==========       =======       =======       ==========       =======       =======       ==========

 BALANCE AT                                      BALANCE AT
DECEMBER 31,                                      MARCH 31,
    1995          ADDITIONS      DELETIONS          1996
- ------------      ---------      ---------       ----------
   $937               14            163              $788
============      =========      =========       ==========

4. ACCRUED INTEREST RECEIVABLE

                                                                                 DECEMBER 31,
                                                                MARCH 31,     -------------------
                                                                  1996         1995        1994
                                                                ---------     -------     -------
                                                                         (IN THOUSANDS)
Loans receivable..............................................   $ 6,199      $ 5,970     $ 4,125
Investment securities held to maturity........................     3,265        3,407       6,355
Mortgage-backed securities held to maturity...................         0            0       3,808
Debt securities available for sale............................     4,486        5,176         650
                                                                ---------     -------     -------
                                                                 $13,950      $14,553     $14,938
                                                                 =======      =======     =======

5. NON-PERFORMING ASSETS AND RESTRUCTURED LOANS

     Risk elements consist of non-accrual loans, non-accrual tax certificates, restructured loans, past-due loans, REO, repossessed assets, and other loans which management has doubts about the borrower's ability to comply with the contractual repayment terms. Non-accrual loans are loans on which interest recognition has been suspended because of doubts as to the borrower's ability to repay principal or interest. Non-accrual tax certificates are tax deeds or securities in which interest recognition has been suspended due to the aging of the certificate or deed. Restructured loans are where the terms have been altered to provide a reduction or deferral of interest or principal because of a deterioration in the borrower's financial position. BankAtlantic did not have any commitments outstanding to lend additional funds on restructured loans at March 31, 1996 and December 31, 1995 and 1994. BankAtlantic has no commitments to lend additional funds to borrowers whose loans are classified as restructured.

                  BANKATLANTIC BANCORP, INC. AND SUBSIDIARIES

     Risk elements were (in thousands):

                                                                          DECEMBER 31,
                                                       MARCH 31,   ---------------------------
                                                         1996       1995      1994      1993
                                                       ---------   -------   -------   -------
    Non-accrual -- tax certificates(1)...............   $ 1,709    $ 2,044   $ 3,578   $     0
    Non-accrual -- loans.............................     8,973     11,174    11,313     7,246
    Loans contractually past due 90 days or
      more(2)........................................     1,295      1,536       736     2,580
    Real estate owned, net of allowance..............     6,737      6,279     7,238     9,651
    Other repossessed assets.........................       528        461       350       512
                                                       ---------   -------   -------   -------
              Total non-performing...................    19,242     21,494    23,215    19,989
    Restructured.....................................     3,456      2,533     1,648     2,647
                                                       ---------   -------   -------   -------
              Total risk elements....................   $22,698    $24,027   $24,863   $22,636
                                                        =======    =======   =======   =======
    Allowance for tax certificate losses.............   $ 1,915    $ 1,648   $ 2,985   $ 2,970
                                                        =======    =======   =======   =======
    Allowance for loan losses........................   $18,700    $19,000   $16,250   $17,000
                                                        =======    =======   =======   =======

- ---------------

(1) Classification results from a change in methodology for classifying tax certificates and calculating related allowances from the methodology used in 1993.
(2) The majority of these loans have matured and the borrower continues to make the payments under the matured loan agreement. BankAtlantic is in the process of renewing or extending these matured loans.

     The above schedule reflects, at March 31, 1996 all loans where known information about the possible credit problems of the borrower caused management to have serious doubts as to the ability of the borrower to comply with present loan repayment terms which may result in disclosure of such loans in the future.

     Interest income which would have been recorded under the original terms of non-accrual and restructured loans and the interest income actually recognized are summarized below (in thousands):

                                                       FOR THE
                                                     THREE MONTHS
                                                     ENDED MARCH          FOR THE YEARS
                                                         31,            ENDED DECEMBER 31,
                                                    --------------   ------------------------
                                                    1996      1995    1995     1994     1993
                                                    -----     ----   ------   ------   ------
    Interest income which would have been
      recorded..................................... $ 321     $318   $1,393   $1,170   $1,068
    Interest income recognized.....................   (94)     (37)    (519)    (443)    (486)
                                                    -----     ----   ------   ------   ------
    Interest income foregone....................... $ 227     $281   $  874   $  727   $  582
                                                    =====     ====   ======   ======   ======

     The components of "Foreclosed asset activity, net" were (in thousands):

                                                     FOR THE
                                                  THREE MONTHS            FOR THE YEARS
                                                 ENDED MARCH 31,       ENDED DECEMBER 31,
                                                 ---------------   ---------------------------
                                                 1996     1995      1995      1994      1993
                                                 -----   -------   -------   -------   -------
    Real estate acquired in settlement of
      loans:
      Operating expenses (income), net.........  $ (13)  $   (27)  $    41   $  (325)  $  (221)
      Provision for (reversals of) losses on
         REO...................................      0    (1,000)   (1,187)      140     2,675
      Net gains on sales.......................   (149)     (136)   (2,032)   (2,105)   (1,211)
                                                 -----   -------   -------   -------   -------
              Total (income) expenses..........  $(162)  $(1,163)  $(3,178)  $(2,290)  $ 1,243
                                                 =====   =======   =======   =======   =======

                  BANKATLANTIC BANCORP, INC. AND SUBSIDIARIES

     Activity in the allowance for real estate owned consisted of (in thousands):

                                                      FOR THE
                                                    THREE MONTHS           FOR THE YEARS
                                                  ENDED MARCH 31,       ENDED DECEMBER 31,
                                                  ----------------   -------------------------
                                                   1996     1995      1995      1994     1993
                                                  ------   -------   -------   ------   ------
    Balance, beginning of period................  $2,800   $ 4,200   $ 4,200   $4,100   $2,200
    Charge-offs:
      Commercial loans..........................       0         0      (213)       0     (706)
      Residential loans.........................       0         0         0      (40)     (69)
                                                  ------   -------   -------   ------   ------
                                                       0         0      (213)     (40)    (775)
      Provision for (reversals of) losses on
         REO....................................       0    (1,000)   (1,187)     140    2,675
                                                  ------   -------   -------   ------   ------
              Balance, end of period............  $2,800   $ 3,200   $ 2,800   $4,200   $4,100
                                                  ======   =======   =======   ======   ======

     Activity in the allowance for tax certificate losses was: (in thousands)

                                                      FOR THE
                                                    THREE MONTHS           FOR THE YEARS
                                                  ENDED MARCH 31,       ENDED DECEMBER 31,
                                                  ----------------   -------------------------
                                                   1996     1995      1995      1994     1993
                                                  ------   -------   -------   ------   ------
    Balance, beginning of period................  $1,648   $ 2,985   $ 2,985   $2,970   $1,558
    Charge-offs.................................     (43)     (108)   (1,854)  (1,892)    (810)
    Recoveries..................................     185       124       662    1,792      562
                                                  ------   -------   -------   ------   ------
    Net (charge-offs) recoveries................     142        16    (1,192)    (100)    (248)
    Additions (reversals) charged to
      operations................................     125       (92)     (145)     115    1,660
                                                  ------   -------   -------   ------   ------
              Balance, end of period............  $1,915   $ 2,909   $ 1,648   $2,985   $2,970
                                                  ======   =======   =======   ======   ======

     The following summarizes impaired loans at:

                                                        MARCH 31, 1996           DECEMBER 31, 1995
                                                    -----------------------   -----------------------
                                                     RECORDED     SPECIFIC     RECORDED     SPECIFIC
                                                    INVESTMENT   ALLOWANCES   INVESTMENT   ALLOWANCES
                                                    ----------   ----------   ----------   ----------
    IMPAIRED LOANS:
    Nonaccrual loans:
      With specific allowances....................   $  1,052       $350       $  1,962      $  800
      Without specific allowances.................      8,271          0         10,012           0
                                                     --------       ----       --------      ------
                                                        9,323        350         11,974         800
                                                     --------       ----       --------      ------
    Restructured loans:
      Without specific allowances.................      3,456          0          2,533           0
                                                     --------       ----       --------      ------
    Other impaired loans:(1)
      Other impaired commercial loans with
         specific allowances......................      1,183        577          1,340         577
      Other impaired commercial loans without
         specific allowances......................      1,295          0          1,536           0
                                                     --------       ----       --------      ------
              Total...............................   $ 15,257       $927       $ 17,383      $1,377
                                                     ========       ====       ========      ======

- ---------------

(1) These loans are not included in risk elements, since subsequent to the date of impairment these loans have performed based on their contractual terms.

                  BANKATLANTIC BANCORP, INC. AND SUBSIDIARIES

     The average net recorded investment in impaired loans for the three months ended March 31, 1996 and the year ended December 31, 1995 was $16.3 million and $16.9 million. Interest income of $151,000, $130,000 and $788,000 for the three months ended March 31, 1996 and 1995 and the year ended December 31, 1995 was recognized on impaired loans during the period of impairment.

     Recorded investment of impaired loans reflects direct deferrals of $420,000 and $480,000 at March 31, 1996 and December 31, 1995.

     Loans on nonaccrual status at March 31, 1996 and December 31, 1995 had interest due but not recognized of approximately $227,000 and $874,000, respectively. There was no net interest forgone related to restructured loans during the three months ended March 31, 1996 and 1995 and the year ended December 31, 1995. Interest income of $95,000, $37,000 and $243,000 was recognized on restructured loans during the three months ended March 31, 1996 and 1995 and the year ended December 31, 1995.

6. OFFICE PROPERTIES AND EQUIPMENT

                                                                    MARCH 31,     DECEMBER 31,
                                                                      1996       1995      1994
                                                                    ---------   -------   -------
                                                                           (IN THOUSANDS)
Land..............................................................   $ 9,068    $ 8,721   $ 8,036
Building and improvements.........................................    37,220     35,620    32,946
Furniture and equipment...........................................    18,539     20,743    17,956
Properties under operating lease and property held for lease......     5,983      5,906     5,288
                                                                    ---------   -------   -------
          Total...................................................    70,810     70,990    64,226
Less accumulated depreciation.....................................    28,208     30,036    26,094
                                                                    ---------   -------   -------
Office properties and equipment -- net............................   $42,602    $40,954   $38,132
                                                                     =======    =======   =======

     Properties with a net book value of $4.0 million, $4.0 million and $3.5 million at March 31, 1996, December 31, 1995 and 1994, respectively was leased to unrelated third parties. The following is a schedule of minimum future rental income on the non-cancellable operating leases at (in thousands):

                              YEAR ENDING DECEMBER 31,                            AMOUNTS
    ----------------------------------------------------------------------------  -------
    1996........................................................................  $  342
    1997........................................................................     342
    1998........................................................................     342
    1999........................................................................     342
    2000........................................................................     342
    Thereafter..................................................................   1,710
                                                                                  -------
              Total.............................................................  $3,420
                                                                                  ======

     Net rental income for the three months ended March 31, 1996 and 1995 and the years ended December 31, 1995, 1994 and 1993 was $363,000 and $86,000 and $343,000, $248,000 and $205,000, respectively. Not included in the above table but included in net rental income during the three months ended March 31, 1996 was $260,000 of additional lease income from a rent settlement relating to a leased property in Broward county.

                  BANKATLANTIC BANCORP, INC. AND SUBSIDIARIES

7. DEPOSITS

     The weighted average nominal interest rate payable on deposit accounts at March 31, 1996 and December 31, 1995 and 1994 was 3.72%, 3.85% and 3.45%,
respectively. The stated rates and balances at which BankAtlantic paid interest on deposits were:

                                                                                  DECEMBER 31,
                                                                  --------------------------------------------
                                               MARCH 31,
                                                  1996                    1995                    1994
                                          --------------------    --------------------    --------------------
                                            AMOUNT     PERCENT      AMOUNT     PERCENT      AMOUNT     PERCENT
                                          ----------   -------    ----------   -------    ----------   -------
                                                                 (DOLLARS IN THOUSANDS)
    Interest free checking..............  $  107,860     8.15 %   $   98,964     7.61 %   $   69,658     6.42 %
    Insured money fund savings
      3.19% at March 31, 1996
      3.22% at December 31, 1995
      3.71% at December 31, 1994........     248,243    18.76        249,273    19.17        267,770    24.66
    NOW accounts
      1.42% at March 31, 1996
      1.66% at December 31, 1995
      1.57% at December 31, 1994........     172,138    13.01        171,726    13.21        151,890    13.99
    Savings accounts
      1.61% at March 31, 1996
      1.71% at December 31, 1995
      1.87% at December 31, 1994........     104,302     7.88        103,759     7.98        113,578    10.46
                                          ----------   -------    ----------   -------    ----------   -------
    Total non-certificate accounts......     632,543    47.80        623,722    47.97        602,896    55.53
                                          ----------   -------    ----------   -------    ----------   -------
    Certificate accounts:
      0.00% to 3.00%....................      55,987     4.23         56,667     4.36         54,738     5.04
      3.01% to 4.00%....................      21,734     1.64         25,602     1.97         82,934     7.64
      4.01% to 5.00%....................     175,157    13.24        135,107    10.39        182,518    16.81
      5.01% to 6.00%....................     333,113    25.17        303,497    23.34        123,016    11.33
      6.01% to 7.00%....................      90,032     6.80        137,917    10.61         27,857     2.57
      7.01% and greater.................      13,981     1.07         17,543     1.34         11,674     1.07
                                          ----------   -------    ----------   -------    ----------   -------
    Total certificate accounts..........     690,004    52.15        676,333    52.01        482,737    44.46
                                          ----------   -------    ----------   -------    ----------   -------
    Total deposit accounts..............   1,322,547    99.95      1,300,055    99.98      1,085,633    99.99
                                          ----------   -------    ----------   -------    ----------   -------
    Interest earned not credited to
      deposit account...................         682     0.05            322     0.02            149     0.01
                                          ----------   -------    ----------   -------    ----------   -------
             Total......................  $1,323,229   100.00 %   $1,300,377   100.00 %   $1,085,782   100.00 %
                                          ==========   =======    ==========   =======    ==========   =======

     Interest expense by deposit category was (in thousands):

                                                FOR THE THREE
                                                    MONTHS                FOR THE YEARS
                                               ENDED MARCH 31,         ENDED DECEMBER 31,
                                              ------------------   ---------------------------
                                               1996       1995      1995      1994      1993
                                              -------    -------   -------   -------   -------
    Money fund savings and NOW accounts.....  $ 2,569    $ 3,185   $11,591   $10,751   $11,413
    Savings accounts........................      436        540     1,987     2,116     2,363
    Certificate accounts -- below
      $100,000..............................    7,286      5,824    27,059    16,480    16,247
    Certificate accounts, $100,000 and
      above.................................    2,125        844     6,269     2,471     1,941
    Less early withdrawal penalty...........      (37)       (60)     (260)     (172)     (166)
                                              -------    -------   -------   -------   -------
              Total.........................  $12,379    $10,333   $46,646   $31,646   $31,798
                                              =======    =======   =======   =======   =======

     Included in other non-interest income is approximately $1.9 million and $1.6 million and $7.0 million, $5.4 million and $4.8 million of checking account fees for the three months ended March 31, 1996 and 1995 and the years ended December 31, 1995, 1994 and 1993, respectively.

                  BANKATLANTIC BANCORP, INC. AND SUBSIDIARIES

     At March 31, 1996 and December 31, 1995, the amounts of scheduled maturities of certificate accounts were (in thousands):

                                                         YEAR ENDING MARCH 31,
                                      ------------------------------------------------------------
                                        1997      1998      1999      2000      2001    THEREAFTER
                                      --------   -------   -------   -------   ------   ----------
    0.00% to 3.00%..................  $ 36,549   $10,140   $ 3,421   $ 2,887   $2,151     $  839
    3.01% to 4.00%..................    21,366        37        70       261        0          0
    4.01% to 5.00%..................   152,301    17,426     4,994       158      130        148
    5.01% to 6.00%..................   291,156    24,157    12,556     2,123    2,861        260
    6.01% to 7.00%..................    66,791    15,792     1,601     3,587    2,086        175
    7.01% and greater...............     7,756     1,160       307     3,489    1,269          0
                                      --------   -------   -------   -------   ------     ------
              Total.................  $575,919   $68,712   $22,949   $12,505   $8,497     $1,422
                                      ========   =======   =======   =======   ======     ======

                                                       YEAR ENDING DECEMBER 31,
                                     -------------------------------------------------------------
                                       1996      1997      1998      1999      2000     THEREAFTER
                                     --------   -------   -------   -------   -------   ----------
    0.00% to 3.00%.................  $ 35,806   $11,687   $ 3,428   $ 2,056   $ 3,130     $  560
    3.01% to 4.00%.................    25,036       124         0       442         0          0
    4.01% to 5.00%.................   120,490     9,869     3,979       643        64         62
    5.01% to 6.00%.................   260,785    23,762    12,661     4,085     1,916        288
    6.01% to 7.00%.................   109,194    20,738     1,667     3,119     3,026        173
    7.01% and greater..............     8,369     3,863       520       775     3,991         25
                                     --------   -------   -------   -------   -------     ------
              Total................  $559,680   $70,043   $22,255   $11,120   $12,127     $1,108
                                     ========   =======   =======   =======   =======     ======

     Time deposits of $100,000 and over had the following maturities at (in thousands):

                                                                     MARCH 31,   DECEMBER 31,
                                                                       1996          1995
                                                                     ---------   ------------
    Less than 3 months.............................................  $  11,673     $ 14,593
    3 to 6 months..................................................     27,544       25,111
    6 to 12 months.................................................     49,353       49,167
    More than 12 months............................................     71,378       59,621
                                                                     ---------     --------
              Total................................................  $ 159,948     $148,492
                                                                      ========     ========

     Beginning in 1990, the Office of the Comptroller for the State of Florida ("Comptroller") commenced a review of BankAtlantic's procedures for the assessment of fees on dormant accounts. The Comptroller subsequently indicated that BankAtlantic was not in compliance with applicable Florida law as interpreted by the Comptroller. The difference in interpretation concerned approximately $500,000. BankAtlantic amended its procedures to satisfy the Comptroller's interpretation. While pending resolution, dormant account assessments, approximately $10,000 per month, were eliminated for the period 1992 through March 1994, and an allowance was established for the amount in question. During March 1994, modified procedures were instituted which management believes comply with the applicable Florida laws and during April 1994, BankAtlantic began currently recognizing dormant account fee income. On June 30, 1994 all issues were resolved with the Comptroller and in connection therewith, BankAtlantic remitted $250,000 to the Comptroller and recognized $332,000 of previously deferred dormant account fee income.

                  BANKATLANTIC BANCORP, INC. AND SUBSIDIARIES

8. ADVANCES FROM FEDERAL HOME LOAN BANK AND FEDERAL FUNDS PURCHASED

     Advances from Federal Home Loan Bank ("FHLB") incur interest and were repayable as follows (dollars in thousands):

                                                                               DECEMBER 31,
    REPAYABLE DURING YEAR ENDING DECEMBER                     MARCH 31,    --------------------
                     31,                    INTEREST RATE       1996         1995        1994
    --------------------------------------  --------------    ---------    --------    --------
    1995..................................  4.92% to 7.80%     $     0     $      0    $162,050
    1996..................................  5.32% to 5.94%      63,485      201,785           0
                                                              ---------    --------    --------
              Total.......................                     $63,485     $201,785    $162,050
                                                               =======     ========    ========

     Short term FHLB advances at March 31, 1996, December 31, 1995 and 1994, amounted to $23.5 million, $106.8 million and $55.0 million, respectively. At March 31, 1996, December 31, 1995 and 1994, BankAtlantic pledged specific mortgage-backed securities as collateral in the amount of $81.9 million, $105.6 million, and $62.4 million for short-term borrowings, respectively, for FHLB advances. In June 1994, the FHLB accepted BankAtlantic's request to establish a blanket floating lien for additional advance borrowings. Under a blanket floating lien, BankAtlantic is exempt from having to assign specific collateral to the FHLB. In addition, FHLB stock is pledged as collateral for outstanding FHLB advances. In August 1994, a $300 million Credit Availability was established with the FHLB with a maximum term of ten years.

     During the fourth quarter of 1994, BankAtlantic established three $5.0 million unsecured lines of credit with three federally insured banking institutions for the purchase of Federal Funds. At March 31, 1996 and December 31, 1995, the outstanding balance of these lines of credit was $0 and $1.2 million, respectively. The average balance outstanding and maximum outstanding balance at any month end during 1995, and the three months of 1996 of the three Federal Funds purchased lines of credit was $1.0 million and $4.5 million and $1.5 million and $0, respectively.

9. SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

     The following table provides information on the agreements to repurchase (dollars in thousands):

                                       FOR THE THREE MONTHS          FOR THE YEARS ENDED
                                         ENDED MARCH 31,                DECEMBER 31,
                                       --------------------    -------------------------------
                                         1996        1995        1995        1994       1993
                                       --------    --------    --------    --------    -------
    Maximum borrowing at any month-
      end within the period..........  $101,883    $328,666    $328,666    $182,736    $69,295
    Average borrowing during the
      period.........................    63,952     240,092     186,592     105,462     33,962
    Average interest cost during the
      period.........................      4.39%       6.26%       5.80%       4.56%      3.19%
    Average interest cost at end of
      the period.....................      4.07        5.91        4.59        5.94       3.30
                                       ========    ========    ========    ========    =======

     Average borrowing was computed based on average daily balances during the period. Average interest rates during the period were computed by dividing interest expense for the period by the average borrowing during the period.

     Securities sold under agreements to repurchase are summarized below (in thousands):

                                                                              DECEMBER 31,
                                                               MARCH 31,   ------------------
                                                                 1996       1995       1994
                                                               ---------   -------   --------
    Agreements to repurchase the same security...............   $     0    $23,860   $131,825
    Customer repurchase agreements...........................    43,881     42,377     18,004
                                                               ---------   -------   --------
              Total..........................................   $43,881    $66,237   $149,829
                                                                =======    =======   ========

                  BANKATLANTIC BANCORP, INC. AND SUBSIDIARIES

     Customer repurchase agreements at March 31, 1996, December 31, 1995 and 1994 included a $7.4 million, $7.5 million and $12.5 million customer repurchase agreement, respectively, related to a BFC escrow account. Total interest expense related to this reverse repurchase agreement, which was initiated on March 2, 1994, was approximately $74,000 and $121,000, $374,000 and $284,000 during three months ended March 31, 1996 and 1995 and the years ended December 31, 1995 and 1994, respectively.

     The following table lists the amortized cost and estimated fair value of securities sold under repurchase agreements, and the repurchase liability associated with such transactions (dollars in thousands):

                                                                                         WEIGHTED
                                                               ESTIMATED                 AVERAGE
                                                   AMORTIZED     FAIR      REPURCHASE    INTEREST
                                                     COST        VALUE       BALANCE     RATE(2)
                                                   ---------   ---------   -----------   --------
    MARCH 31, 1996(1)
    FNMA.........................................  $   4,252   $   4,228    $   3,523      4.07%
    FHLMC........................................     77,868      78,685       40,358      4.07
                                                   ---------   ---------   ----------    ------
              Total..............................  $  82,120   $  82,913    $  43,881      4.07%
                                                    ========    ========    =========    ======
    DECEMBER 31, 1995(1)
    FNMA.........................................  $   8,780   $   8,750    $   7,981      3.91%
    FHLMC........................................     62,773      63,341       58,256      4.69
                                                   ---------   ---------    ---------    ------
              Total..............................  $  71,553   $  72,091    $  66,237      4.59%
                                                    ========    ========    =========    ======
    DECEMBER 31, 1994
    FNMA.........................................  $  21,059   $  20,305    $  14,752      5.45%
    FHLMC........................................    159,862     153,389      135,077      6.00
                                                   ---------   ---------    ---------    ------
              Total..............................  $ 180,921   $ 173,694    $ 149,829      5.94%
                                                    ========    ========    =========    ======

- ---------------

(1) At March 31, 1996 and December 31, 1995 these securities were classified as available for sale and recorded at market value in the consolidated statements of financial condition.
(2) At end of period.

     All repurchase agreements at March 31, 1996, December 31, 1995 and 1994, matured and were repaid in April 1996, and January 1996 and 1995, respectively. These securities were held by unrelated broker dealers.

10. CAPITAL NOTES, SUBORDINATED DEBENTURES, NOTE PAYABLE, PREFERRED STOCK, COMMON STOCK WARRANTS, COMMON STOCK OPTIONS AND COMMON STOCK

     In order to increase its regulatory capital, BankAtlantic issued $25.0 million of its 1986 Capital Notes between January and August 1986. In March 1991, $10.2 million of 1986 Capital Notes were exchanged for noncumulative preferred stock, cash payments and cash bonuses. All three series of non-cumulative preferred stock had a preference value of $25.00 per share and were redeemable at $25.00 per share. During July 1994, 260 shares of Series C preferred stock were canceled in connection with the exercise of dissenters' rights by certain BankAtlantic preferred shareholders in connection with the Reorganization. In July 1993, BankAtlantic received approval from the Office of Thrift Supervision ("OTS") to redeem all remaining Capital Notes and subordinated debentures. BankAtlantic redeemed the remaining $6.8 million of 1986 Capital Notes and $1 million of 14% subordinated debentures on August 31, 1993 at par. Funds for the redemption were provided from loan repayments.

     As a condition of the exchange of 1986 Capital Notes for preferred stock, BFC placed cash in an escrow account equal to dividends payable on the preferred stock for the first two years. The amount placed in escrow was approximately $1.7 million. This escrow account was utilized by BankAtlantic to pay the preferred

                  BANKATLANTIC BANCORP, INC. AND SUBSIDIARIES shareholder dividends during the first two years after issuance. Upon establishing the escrow account, BankAtlantic entered into an agreement with BFC that BFC be issued 13% subordinated debentures in the amount of the escrow utilized, as well as non-detachable warrants to acquire additional shares of BankAtlantic common stock on the basis of $1.12 per share purchase price to the extent of subordinated debentures issued and any interest accrued and not currently paid thereon. The related warrants were to expire at maturity of the related subordinated debentures on March 7, 1998. The exercise price of the warrants subject to the agreement was established at the greater of 120% of the average market price of BankAtlantic stock during the 30 days prior to the funding of the escrow or $1.11 per common share. At March 7, 1991, 120% of the average market price of BankAtlantic common stock was $1.12, resulting in the exercise price of the warrants being set at $1.12 per common share. Effective June 30, 1993, BFC exercised its warrants to acquire 1,759,886 shares of BankAtlantic's common stock at an exercise price of $1.12 per share. The payment of the $1,971,072 purchase price was made through the tender of subordinated debentures held by BFC. During July 1993, accrued interest of $83,704 was paid to BFC for interest accrued on the subordinated debentures from March 1, 1993 to June 30, 1993. From March 1991 through February 1993, BFC provided funds for the payment of dividends on BankAtlantic's preferred stock. BFC has no further obligation to provide the funds for payment of any dividends by BankAtlantic or the Company. In October 1995, all series of preferred stock were redeemed at $25.00 per share. BFC owned the following shares of preferred stock which were obtained through open market purchases. The shares were redeemed on October 7, 1995.

                                                                       AT DECEMBER 31,
                                                                             1994
                                                                      ------------------
                         PREFERRED STOCK -- SERIES                    SHARES     PERCENT
        ------------------------------------------------------------  ------     -------
        A...........................................................  5,600        2.97%
        B...........................................................    529        3.09%
        C...........................................................  7,245        5.59%

     The Company intends to pay a regular cash quarterly common stock dividend. The availability of funds for the payment of dividends is generally dependent upon BankAtlantic's ability to pay dividends to the Company.

     In June 1990, a third party acquired $1.0 million of BankAtlantic's subordinated debentures at a rate of 14% per annum with a maturity of June 1997. The subordinated debentures were issued with detachable warrants entitling the holder to purchase 338,395 shares of BankAtlantic's common stock at an exercise price of $2.96 per share at any time prior to maturity. On March 31, 1991, BankAtlantic issued to certain of its existing shareholders, 7,623 shares of common stock and $8,000 of 14% subordinated debentures, having a March 1998 maturity date, with related detachable warrants to purchase 7,188 shares of common stock. The $1.0 million and $8,000 of subordinated debentures were redeemed along with the Capital Notes on August 31, 1993. However, the warrants relating to such debentures are detachable and remain outstanding until the earlier of exercise or original maturity of the subordinated debentures. The warrants outstanding at December 1994 relating to the redeemed debentures were 338,395 and 5,388 with exercise prices of $2.96 and $1.11, respectively. On May 12, 1995, 338,395 of these stock warrants were exercised for $2.96 per share. The proceeds of $1.0 million were utilized to partially repay the note payable discussed below. The warrants outstanding at March 31, 1996 and December 31, 1995 relating to the redeemed debentures are 4,490 with a $1.11 exercise price.

     On March 30, 1995, the Company borrowed $4.0 million from an unrelated financial institution and incurred financing costs of $69,000. The debt matured on March 30, 1996, bore interest at prime plus 1% and was collateralized by 12% non-cumulative preferred stock of BankAtlantic having a preference value of $4.0 million. The $4.0 million was utilized by the Company to purchase the BankAtlantic preferred stock used as collateral. The note payable was reduced to $1,000 in September 1995 and the note was converted to a

                  BANKATLANTIC BANCORP, INC. AND SUBSIDIARIES

$3.0 million line of credit with the same maturity and interest rate as the original agreement. At March 31, 1996 the note was paid in full.

     On November 12, 1993, BankAtlantic closed a public offering of 2.81 million common shares at a price of $8.64 per common share. Of the 2.81 million shares sold, 625,000 shares were sold by BankAtlantic and 2.18 million shares were sold by BFC. Net proceeds to BankAtlantic from the sale of the 625,000 shares were approximately $4.6 million. In connection with the public offering, BankAtlantic granted the underwriters a 30 day option to purchase up to 421,875 additional shares of common stock to cover overallotments. On November 10, 1993, the underwriters exercised this option to purchase the 421,875 shares, with a closing date of November 18, 1993. The additional net proceeds to BankAtlantic were approximately $3.4 million. Upon sale of the 3,234,375 shares, BFC's ownership of BankAtlantic changed from 77.83% to 48.17%.

     In a public offering dated September 22, 1995, the Company issued $21.0 million principal amount of 9% subordinated debentures due October 1, 2005 (the "9% Debentures"). The underwriting discount and other expenses of $1.0 million are included in other assets in the December 31, 1995 and March 31, 1996 statement of financial condition. The proceeds from the offering were utilized as follows: $6.0 million was contributed to the capital of BankAtlantic; $2.9 million was utilized to repay a note payable; $8.4 million was used to redeem all of the outstanding shares of the Company non-cumulative preferred stock, and, in accordance with the requirements of the Indenture under which the 9% Debentures were issued, $1.9 million was invested in marketable securities to cover two semi-annual interest payments. The October 7, 1995 preferred stock redemption resulted in a $1.4 million payment above the recorded amount of the preferred stock. Such excess was treated as a preferred stock dividend and impacted earnings per common and common equivalent share by $.13 and $.12 per share, respectively for the year ended December 31, 1995.

     On February 13, 1996, the stockholders of the Company approved at a special meeting, an amendment to the Company's Articles of Incorporation (the "Amendment") authorizing 30,000,000 shares of a new class of non-voting common stock designated Class A Common Stock, and redesignating the Company's existing Common Stock, par value $0.01 per share, as Class B Common Stock. The Class A Common Stock has no voting rights except as may be required by Florida law. The two classes of stock generally have the same economic rights, except Class A Common Stock is entitled to cash dividends equal to at least 110% of any cash dividends declared and paid on Class B Common Stock. In March 1996, the Company issued 1.15 million shares of Class A Common Stock in an underwritten public offering at $15.00 per share. Net proceeds to the Company after underwriting costs and other expenses of $1.2 million and $247,000, respectively, were $15.8 million. In April 1996 the underwriter exercised an overallotment option to purchase an additional 161,803 shares of Class A Common Stock resulting in net proceeds to the Company of $2.3 million. In March 1996, the Company contributed $14.0 million of the net proceeds to the capital of BankAtlantic where it was used for general corporate purposes. The net proceeds retained by the Company are being used for general corporate purposes. As of result of the above Class A Common Stock issuance BFC ownership in the Company's total outstanding (A and B) common stock was approximately 41% at March 31, 1996, comprised of no shares of Class A Common Stock and 46% of the Company's outstanding Class B Common Stock.

     On April 6, 1984, BankAtlantic's stockholders approved a Stock Option Plan ("1984 Plan") under which options to purchase up to 557,031 shares of common stock may be granted. The plan provided for the grant of both incentive stock options and non-qualifying options. The exercise price of an incentive stock option was not to be less than the fair market value of the common stock on the date of the grant. The exercise price of non-qualifying options was determined by a committee of the Board of Directors. The "1984 Plan" has expired; however, options granted under this plan are still outstanding.

     On May 25, 1993, the Board of Directors authorized the issuance of 297,843 incentive stock options and 169,345 non-qualifying stock options under the 1984 plan. Of the incentive and non-qualifying stock options, 68,063 were issued at 110% of the fair market value at the date of grant. The remaining incentive and non-

                  BANKATLANTIC BANCORP, INC. AND SUBSIDIARIES qualifying stock options were issued at the fair market value at the date of grant. Non-qualifying stock options for 35,938 shares were issued outside of the Plan to non-employee directors. These options have similar terms and conditions as non-qualifying options under the 1984 Plan.

     On May 31, 1994, the stockholders of BankAtlantic approved the BankAtlantic 1994 Stock Option Plan ("1994 Plan"), authorizing the issuance of options to acquire up to 937,500 shares of BankAtlantic's common stock. In accordance with the Reorganization, all outstanding options under the 1984 Plan and 1994 Stock Option Plan became the obligation of the Company as of July 13, 1994.

     The following table sets forth all outstanding options, adjusted for the June 1995 and January 1996 five for four common share stock splits effected in the form of 25% stock dividends. All options related to BankAtlantic's current Stock Option Plans are for the purchase of Class B Common Stock.

     A summary of 1984 and 1994 Plan activity was:

                                                               OUTSTANDING
                                                                 OPTIONS       PRICE PER SHARE
                                                               -----------   -------------------
    Outstanding December 31, 1992............................      41,606    $5.57    to   $7.44
    Expired..................................................        (270)    7.23    to    7.23
    Issued...................................................     467,188     7.34    to    8.08
                                                               -----------   -----         -----
    Outstanding December 31, 1993............................     508,524     5.57    to    8.08
    Exercised................................................     (33,874)    7.23    to    7.23
    Expired..................................................     (21,328)    7.34    to    9.52
    Issued...................................................     575,821     9.52    to    9.52
                                                               -----------   -----         -----
    Outstanding December 31, 1994............................   1,029,143     5.57    to    9.52
    Exercised................................................     (95,976)    7.23    to    7.44
    Expired..................................................     (41,912)    7.35    to    9.76
    Issued...................................................     363,403     9.76    to    9.76
                                                               -----------   -----         -----
    Outstanding December 31, 1995............................   1,254,658     5.57    to    9.76
    Exercised................................................           0
    Expired..................................................      (2,737)    9.52    to    9.52
    Issued...................................................           0
                                                               -----------   -----         -----
    Outstanding March 31, 1996...............................   1,251,921    $5.57    to   $9.76
                                                                =========    =====         =====
    Exercisable at March 31, 1996 and December 31, 1995......     399,457    $5.57    to   $9.52
                                                                =========    =====         =====

     The stock options issued in May 1993 expire on May 25, 1998 and were fully vested as of December 31, 1995. The remaining options outstanding relating to the 1984 Plan may currently be exercised and will expire in August 1996. At May 31, 1993, all issuable options under the 1984 Plan were outstanding and no further options will be granted under the Plan.

     On June 1, 1994, 284,470 of incentive stock options and 291,351 of non-qualifying options were granted pursuant to the 1994 Stock Option Plan to officers and directors of BankAtlantic. All the incentive and non-qualifying stock options were issued at fair market value at the date of grant ($9.52) and expire ten years from date of grant. All employee stock options vest and are exercisable five years from the date of grant and directors stock options vested immediately. On April 4, 1995, 81,960 of incentive stock options and 281,443 of non-qualifying stock options were granted pursuant to the 1994 Stock Option Plan to executives and directors of the Company. All the incentive and non-qualifying stock options were issued at fair market value at the grant date ($9.76), expire ten years from date of grant, vest and are exercisable five years from grant date. During the years ended December 31, 1995 and 1994, 24,986 and 26,323 of non-qualifying and 70,990 and

                  BANKATLANTIC BANCORP, INC. AND SUBSIDIARIES

7,551 of incentive stock options issued under the 1984 Plan were exercised resulting in increases of $881,000 and $301,000 in stockholders' equity, respectively. The tax effect of the exercise of 1984 stock options for December 31, 1995 and 1994 was $173,000 and $35,000, respectively, and has been reflected in additional paid in capital. During the years ended December 31, 1995 and 1994, 40,413 and 12,344 of options under the 1994 Plan and 1,499 and 8,984 of options under the 1984 Plan expired. At December 31, 1995, 399,448 options from the 1984 plan and zero from the 1994 plan were exercisable. At March 31, 1996 and December 31, 1995, 55,882 and 52,530 options were available for grant under the 1994 Plan.

11. INCOME TAXES

     For federal income tax purposes, BankAtlantic reports its income and expenses on the accrual method of accounting. Savings institutions that meet certain definitional tests and other conditions prescribed by the Internal Revenue Code of 1986 (the "Code") relating primarily to the composition of their assets and the nature of their business activities are, within certain limitations, permitted to establish, and deduct additions to, reserves for bad debts in amounts in excess of those which would otherwise be allowable on the basis of actual loss experience. A qualifying savings institution may elect annually, and is not bound by such election in any subsequent year, one of the following two methods for computing additions to its bad debt reserves for losses on "qualifying real property loans" (generally, loans secured by interests in improved real property): (i) the experience method or (ii) the percentage of taxable income method BankAtlantic has utilized both the percentage of taxable income method and the experience method in computing the tax-deductible addition to its bad debt reserves. Additions to the reserve for losses on non-qualifying loans, however, must be computed under the experience method and reduce the current year's addition to the reserve for losses on qualifying real property loans, unless the qualifying addition also is determined under the experience method. The sum of the addition to each reserve for each year is BankAtlantic's annual bad debt deduction. If the percentage of BankAtlantic's specified qualifying assets (generally, loans secured by residential real estate or deposits, banker's acceptances, educational loans, cash, government obligations and certain certificates of deposit) were to fall below 60% of its total assets, BankAtlantic would not be eligible to claim further bad debt reserve deductions, and would recapture into income all previously accumulated bad debt reserves. As of December 31, 1995, BankAtlantic's qualifying assets were in excess of 60% of total assets.

     The experience method allows a savings institution to deduct the greater of an amount based upon a six-year moving average of loan losses or an amount determined with respect to its bad debt reserve for the "base year". The "base year" is, for these purposes, the last taxable year beginning before 1988. From 1990 through 1993, BankAtlantic has utilized the experience method. For the tax year ended December 31, 1994, BankAtlantic used the percentage of taxable income method discussed below. For 1995, BankAtlantic anticipates using the experience method.

     Under the percentage of taxable income method, the bad debt deduction equals 8% of taxable income determined without regard to that deduction and with certain adjustments. The percentage bad debt deduction thus computed is reduced by the amount permitted as a deduction for the addition to the reserve for losses on non-qualifying loans, which must be computed under the experience method. The availability of the percentage of taxable income method permits qualifying savings institutions to be taxed at a lower maximum effective federal income tax rate than that applicable to corporations generally. The effective maximum marginal federal income tax rate applicable to a qualifying savings institution (exclusive of the alternative minimum tax), assuming the maximum percentage bad debt deduction, is approximately 32.2%.

     The percentage of taxable income method is available only to the extent that amounts accumulated in reserves for losses on qualifying real property loans do not exceed 6% of such loans at year-end. Use of this method is further limited to the greater of (i) the amount which, when added to the amount computed for the addition to the reserve for losses on non-qualifying loans, equals the amount by which 12% of savings deposits or withdrawable accounts of depositors at year-end exceeds the sum of surplus, undivided profits and reserves

                  BANKATLANTIC BANCORP, INC. AND SUBSIDIARIES at the beginning of the year or (ii) the amount determined under the experience method. None of these limitations would have restricted the deduction for the addition to the reserve for bad debts available to BankAtlantic for 1995 or 1994.

     BankAtlantic is permitted under the Code to deduct an annual addition to a reserve for bad debts in determining taxable income, subject to certain limitations. To the extent that (i) a savings institution's reserve for losses on qualifying real property loans exceeds the amount that would have been allowed under the experience method and (ii) it makes distributions to shareholders that are considered to result in withdrawals from that excess bad debt reserve, then the amounts withdrawn will be included in its taxable income. The amount considered to be withdrawn by a distribution will be the amount of the distribution plus the amount necessary to pay the tax with respect to the withdrawal. Dividends paid out of the savings institution's current or accumulated earnings and profits, as calculated for federal income tax purposes, will not be considered to result in withdrawals from its bad debt reserves. Accordingly, purchases of its outstanding stock by BankAtlantic could result in an increase in BankAtlantic's taxable income in the period such stock is repurchased. The increase in taxable income would be the lesser of the amount repurchased divided by the reciprocal of the income tax rate or at December 31, 1995 and 1994, a maximum of $10.3 million and $8.3 million, respectively. If BankAtlantic were not to qualify as a qualified savings association, as discussed above, the entire tax bad debt reserve would be recaptured resulting in a $15.4 million increase in taxable income at December 31, 1995 however, for financial accounting purposes, an income tax provision for $7.1 million of the $15.4 million has already been provided through December 31, 1995.

     Deferred tax liabilities are not recognized on the base year tax bad debt reserve unless it becomes apparent that the reserve will be reduced and result in taxable income in the foreseeable future. At December 31, 1995, 1994 and 1993, BankAtlantic's base year tax bad debt reserve was $8.3 million, for which no deferred income taxes have been provided. If BankAtlantic does not meet any of the tests for a qualified savings association or repurchases stock as discussed above, the base year bad debt reserve would be recaptured resulting in an increase of $3.2 million in the provision for income taxes.

     The provision for income taxes consisted of (in thousands):

                                                                    FOR THE YEARS ENDED
                                                                       DECEMBER 31,
                                                                ---------------------------
                                                                 1995      1994      1993
                                                                -------   -------   -------
    Current:
      Federal.................................................  $ 7,257   $ 9,379   $ 9,695
      State...................................................    1,210     1,549     1,633
                                                                -------   -------   -------
                                                                  8,467    10,928    11,328
                                                                -------   -------   -------
    Deferred:
      Federal.................................................    1,191    (1,159)   (2,445)
      State...................................................      360      (107)     (358)
                                                                -------   -------   -------
                                                                  1,551    (1,266)   (2,803)
                                                                -------   -------   -------
    Settlement with IRS, net..................................        0         0    (1,432)
                                                                -------   -------   -------
      Provision for income taxes..............................  $10,018   $ 9,662   $ 7,093
                                                                =======   =======   =======

     The December 31, 1995 and 1994 amounts above do not include deferred taxes of $3.6 million and $121,000, respectively, related to unrealized appreciation on debt securities available for sale which is a separate component of stockholders' equity.

                  BANKATLANTIC BANCORP, INC. AND SUBSIDIARIES

     BankAtlantic's actual provision differs from the Federal expected income tax provision as follows (in thousands):

                                                                    FOR THE YEARS ENDED
                                                                        DECEMBER 31,
                                                                 --------------------------
                                                                  1995      1994     1993
                                                                 -------   ------   -------
    Income tax provision at expected federal income tax
      rate(1)..................................................  $ 9,953   $9,274   $ 8,110
      Increase (decrease) resulting from:
         Adjustment to allowance for loan losses recognized for
           financial statement purposes not currently
           recognized for tax
           purposes............................................        0        0       613
         Tax-exempt interest income............................     (104)    (110)     (119)
         Provision for state taxes net of federal benefit......      897      941       828
         Other -- net..........................................      (79)      19        (4)
         Change in the beginning of the period balance of the
           valuation allowance for deferred tax assets
           allocated to income tax expense (credit)............     (972)    (492)     (963)
         Expenses related to holding company reorganization....        0       30         0
         Adjustment to deferred tax assets and liabilities for
           enacted changes in the tax laws and rates...........        0        0        60
         Settlement with IRS, net(2)...........................        0        0    (1,432)
         Amortization of costs over fair value of net assets
           acquired............................................      393        0         0
         Charitable deduction of appreciated property..........      (70)       0         0
                                                                 -------   ------   -------
           Provision for income taxes..........................  $10,018   $9,662   $ 7,093
                                                                 =======   ======   =======

- ---------------

(1) The expected federal income tax rate is 35% for the years ended December 31, 1995, 1994 and 1993.
(2) During the second quarter of 1993, BankAtlantic settled a claim with the Internal Revenue Service ("IRS") relating to net operating loss carrybacks and previous Federal income tax examinations through 1988, resulting in an increase in other interest income of $587,000 and a reduction in the provision for income taxes of $1.4 million.

                  BANKATLANTIC BANCORP, INC. AND SUBSIDIARIES

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and tax liabilities were:

                                                                           DECEMBER 31,
                                                                    ---------------------------
                                                                     1995      1994      1993
                                                                    -------   -------   -------
                                                                          (IN THOUSANDS)
DEFERRED TAX ASSETS:
  Allowance for loans, REO and tax certificate losses, for
     financial statement purposes.................................  $ 6,798   $5,713..  $ 5,686
  Other allowances and expense accruals recorded for financial statement purposes not currently recognized for tax
     purposes.....................................................    3,330     4,244     4,770
  Deferred compensation accrued for financial statement purpose
     not currently recognized for tax purposes....................      199       186       112
  Unearned commitment fees........................................      101        75       204
  Amortization of purchased mortgage servicing rights for
     financial reporting purposes in excess of amount amortized
     for tax purposes.............................................      255       188        49
  Purchase accounting adjustments for MegaBank acquisition........    1,073         0         0
  Other...........................................................      171       123       179
                                                                    -------   -------   -------
  Total gross deferred tax assets.................................   11,927    10,529    11,000
  Less valuation allowance........................................        0       972     1,464
                                                                    -------   -------   -------
  Total deferred tax assets.......................................   11,927     9,557     9,536
                                                                    -------   -------   -------
DEFERRED TAX LIABILITIES:
  Tax bad debt reserve in excess of base year reserve.............    2,725     1,095     1,164
  Office properties and equipment and real estate owned, due to
     differences in depreciation..................................    1,613     1,202     1,537
  FHLB stock, due to differences in the recognition of stock
     dividends....................................................    1,646     1,689     1,647
  Deferred loan income, due to differences in the recognition of
     loan origination fees........................................    1,479     1,461     1,507
  Receivable from the fidelity bond carrier recorded for financial
     statement purposes...........................................        0         0       865
  Discount on mortgage-backed securities, due to the accretion of
     discounts....................................................      673     1,010       848
  Capital leases for financial reporting purposes and operating
     leases for tax purposes......................................       21       309       686
  Prepaid pension expenses........................................      473       370       459
  Deferred tax liability on unrealized appreciation on debt
     securities available for sale................................    3,600       121         0
  Prepaid insurance, primarily FDIC assessments...................      355       679        49
  Other...........................................................       86        53       351
                                                                    -------   -------   -------
  Total gross deferred tax liabilities............................   12,671     7,989     9,113
                                                                    -------   -------   -------
  Net deferred tax asset (liability)..............................     (744)    1,568       423
  Less deferred income tax (assets) liabilities at beginning of
     period.......................................................   (1,568)     (423)    2,380
  Deferred tax asset, net related to the MegaBank acquisition.....   (2,718)        0         0
  Change in deferred tax liability on unrealized appreciation on debt securities available for sale included as a separate
     component of stockholders' equity............................    3,479       121         0
                                                                    -------   -------   -------
Benefit (provision) for deferred income taxes.....................  $(1,551)  $ 1,266   $ 2,803
                                                                    =======   =======   =======

                  BANKATLANTIC BANCORP, INC. AND SUBSIDIARIES

     The valuation allowance for deferred tax assets at January 1, 1993 was $2.4 million. The net decrease in the valuation allowance for the years ended December 31, 1995, 1994 and 1993 was $972,000, $492,000 and $963,000,
respectively. The changes in the valuation allowance were due to management's determination that, more likely than not, these portions of the valuation allowance were not required. The valuation allowance at December 31, 1995 was zero.

     On August 12, 1993, President Clinton signed the Omnibus Budget Reconciliation Act of 1993 (the "Omnibus Act"). The most significant change resulting from the Omnibus Act, as it relates to BankAtlantic, was to increase the highest corporate rate from 34% to 35% retroactively to January 1, 1993.

     The net operating loss ("NOL") and investment tax credits ("ITC") carryovers acquired in connection with the acquisition of MegaBank were $878,000 and $48,000, respectively, upon acquisition. Due to IRS limitations, only $784,000 of the NOL and none of the ITC will be utilized in 1995. The remaining NOL and ITC are anticipated to be fully utilized in 1996. The utilization of MegaBank's NOL and ITC are limited by regulations. Such utilization was assumed at the date of acquisition of Mega Bank and resulted in an adjustment of cost over fair value of assets acquired and does not affect the provision for income taxes. The NOL will expire in 2010 and the ITC will expire in 1998 and 1999.

12. PENSION PLAN

     BankAtlantic sponsors a non-contributory defined benefit pension plan (the "Plan") covering substantially all of its employees. The benefits are based on years of service and the employee's average earnings received during the highest five consecutive years out of the last ten years of employment. The funding policy is to contribute an amount not less than the ERISA minimum funding requirement nor more than the maximum tax-deductible amount under Internal Revenue Service rules and regulations.

     Plan assets consist of mutual funds, corporate equities and cash equivalents at December 31, 1995 and 1994.

     The following table sets forth the Plan's funded status and the prepaid pension cost included in the Consolidated Statements of Financial Condition at:

                                                                         DECEMBER 31,
                                                                     ---------------------
                                                                       1995         1994
                                                                     --------     --------
                                                                        (IN THOUSANDS)
    Actuarial present value of accumulated benefit obligation,
      including vested benefits of $9,911 and $8,394...............  $(10,533)    $ (9,130)
                                                                     --------     --------
    Actuarial present value of projected benefit obligation for
      service rendered to date.....................................   (13,435)     (11,678)
    Plan assets at fair value as of the actuarial date.............    12,768       12,633
                                                                     --------     --------
    Plan assets in excess (below) projected benefit obligation.....      (667)         955
    Unrecognized net loss from past experience different from that
      assumed and effects of changes in assumptions................     3,638        2,166
    Prior service (cost) benefit not yet recognized in net periodic
      pension cost.................................................        69          (81)
    Unrecognized net asset at October 1, 1987, being recognized
      over 15 years................................................    (1,808)      (2,076)
                                                                     --------     --------
    Prepaid pension cost...........................................  $  1,232     $    964
                                                                     ========     ========

                  BANKATLANTIC BANCORP, INC. AND SUBSIDIARIES

     Net pension cost includes the following components:

                                                                    FOR THE YEARS ENDED
                                                                       DECEMBER 31,
                                                                ---------------------------
                                                                 1995      1994      1993
                                                                -------   -------   -------
                                                                      (IN THOUSANDS)
    Service cost benefits earned during the period............  $   785   $   811   $   594
    Interest cost on projected benefit obligation.............    1,010       833       714
    Estimated return on plan assets...........................   (1,009)   (1,044)   (1,030)
    Net amortization and deferral.............................       44        45      (205)
                                                                -------   -------   -------
    Net periodic pension expense..............................  $   830   $   645   $    73
                                                                =======   =======   =======

     The actuarial assumptions used in accounting for the Plan were:

                                                                     FOR THE YEARS ENDED
                                                                         DECEMBER 31,
                                                                   ------------------------
                                                                   1995      1994      1993
                                                                   ----      ----      ----
    Weighted average discount rate...............................  8.50%     8.50%     7.00%
    Rate of increase in future compensation levels...............  6.50      6.50      4.00
    Expected long-term rate of return............................  9.00      9.00      9.00
                                                                   ====      ====      ====

     Actuarial assumptions for the years ended December 31, 1995, 1994 and 1993 are projected based upon participant data at October 1 of the same year. Actuarial estimates and assumptions are based on various market factors and are evaluated on an annual basis, and changes in such assumptions may impact future pension costs. Management believes that the impact, if any, of the difference between actuarial assumptions utilized on October 1 and those appropriate at December 31 is immaterial. There have been no changes in the Plan during the year ended December 31, 1995 and the three months ended March 31, 1996 that would significantly effect the actuarial assumptions. During the three months ended March 31, 1996 and during the years ended December 31, 1995 and 1994, BankAtlantic funded $125,000, $1.1 million and $490,000, respectively to the Plan. No contributions were made to the Plan during the year ended December 31, 1993.

     BankAtlantic sponsors a defined contribution plan ("401k Plan") for all employees who have completed six months of service. Employees can contribute up to 14% of their salary, not to exceed $9,500 for 1996, and $9,240 for 1995 and 1994 and $8,994 for 1993. For employees that fall within the highly compensated criteria, maximum contributions are currently 10% of salary. Effective October 1991, BankAtlantic's 401k Plan was amended to include only a discretionary match as deemed appropriate by the Board of Directors. In November 1993, the Board of Directors declared discretionary matches in the aggregate amount of approximately $60,000 to be paid during March 1994 to participants of record as of December 31, 1993. Included in employee compensation and benefits on the consolidated statement of operations was $75,000, $98,000 and $72,000 of expenses and employer contributions related to the 401k Plan for the years ended December 31, 1995, 1994 and 1993, respectively. For the year ended December 31, 1995, the Board of Directors declared a discretionary match of 15% of the first 4% of an employee's contribution. An additional 10% of the first 4% of an employee's contribution related to meeting specific profit goals. For the year ended December 31, 1995 and 1994, participating employees were matched 15% and 25% of their first 4% of contributions totaling $75,000 and $117,000, respectively.

                  BANKATLANTIC BANCORP, INC. AND SUBSIDIARIES

13. COMMITMENTS AND CONTINGENCIES

     BankAtlantic is lessee under various operating leases for real estate and equipment extending to the year 2072. The approximate minimum rental under such leases, at December 31, 1995, for the periods shown was (in thousands):

                             YEAR ENDING DECEMBER 31,                            AMOUNT
    ---------------------------------------------------------------------------  -------
    1996.......................................................................  $ 2,690
    1997.......................................................................    2,149
    1998.......................................................................    2,008
    1999.......................................................................    1,390
    2000.......................................................................      773
    Thereafter.................................................................    3,588
                                                                                 -------
              Total............................................................  $12,598
                                                                                 =======

     Rental expense for premises and equipment was $500,000 and $424,000 and $3.4 million, $2.4 million and $2.3 million for the three months ended March 31, 1996 and 1995 and for the years ended December 31, 1995, 1994 and 1993, respectively. Included in other liabilities at March 31, 1996, December 31, 1995 and 1994, is an allowance of $96,000, $110,000 and $219,000, respectively, for future rental payments on closed branches. BankAtlantic purchased two branches from unrelated financial institutions, opened three Florida west coast branches and acquired five branches associated with the MegaBank acquisition during the year ended December 31, 1995.

     On August 18, 1994, BankAtlantic entered into an agreement with Wal-Mart Stores to establish in-store full service branches at the Wal-Mart Stores Supercenters. Four such branches on the west coast of Florida were opened during 1994 and 1995. Management has committed to seven additional in-store full service branches, which are anticipated to open during the year ended December 31, 1996 and early 1997. The estimated annual lease payments are $174,400, other annual expenses are $318,500, and estimated leasehold improvements and other capitalizable costs associated with the seven branches to be opened during 1996 and 1997, will be approximately $1.4 million.

     BankAtlantic signed an agreement dated April 29, 1994 with Wal-Mart Stores, Inc., pursuant to which BankAtlantic placed ATMs in 151 Wal-Mart and Sam's Club locations throughout Florida. These ATMs accept BankAtlantic ATM cards, as well as bank cards, Visa, MasterCard and American Express cards that are compatible with national and international Cirrus, Plus and Honor ATM systems.

     On April 24, 1996, BankAtlantic signed a contract with M&I Data Services a division of the Marshall & Ilsley Corporation, ("M&I") to provide data processing services to BankAtlantic for seven years. The conversion to the M&I service bureau is anticipated to be completed in the fourth quarter of 1996. The purpose of the conversion is to increase capacity as well as improve customer service and operational effectiveness. The estimated annual expenses for the service bureau are approximately $2.4 million. The Company anticipates that it will be investing $2.1 million in technology upgrades, primarily computer equipment.

     During the ordinary course of business, BankAtlantic and its subsidiaries are involved as plaintiff or defendant in various lawsuits. Management, based on discussions with legal counsel, is of the opinion that no significant loss will result from these actions.

     In the normal course of its business, BankAtlantic is a party to financial instruments with off-balance-sheet risk, when it is deemed appropriate in order to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby and documentary letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the

                  BANKATLANTIC BANCORP, INC. AND SUBSIDIARIES statement of financial position. BankAtlantic's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit written is represented by the contractual amount of those instruments. BankAtlantic uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

     Financial instruments with off-balance sheet risk were:

                                                                           DECEMBER 31,
                                                           MARCH 31,   ---------------------
                                                             1996        1995         1994
                                                           ---------   --------     --------
                                                                    (IN THOUSANDS)
    Commitments to extend credit, including the
      undisbursed portion of loans in process............  $ 208,927   $201,717     $119,601
    Standby and documentary letters of credit............      3,672      5,671        4,397
    Commitments to purchase mortgage-backed securities...          0          0       38,726
    Commitment to purchase residential loans.............     28,737          0            0

     Commitments to extend credit are agreements to lend funds to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. BankAtlantic evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral required by BankAtlantic in connection with an extension of credit is based on management's credit evaluation of the counter-party. Collateral held varies but may include first mortgages on commercial and residential real estate. As part of the commitment for standby letters of credit, BankAtlantic is required to collateralize 120% of the commitment balance with mortgage-backed securities. At March 31, 1996 and December 31, 1995, $4.0 million and $8.4 million of mortgage-backed securities were pledged against the commitment balance.

     Standby letters of credit written are conditional commitments issued by or for the benefit of BankAtlantic to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. BankAtlantic may hold certificates of deposit and residential and commercial liens as collateral for such commitments which are collateralized similar to other types of borrowings.

     BankAtlantic is required to maintain average reserve balances with the Federal Reserve Bank. Such reserves consisted of cash and amounts due from banks of $23.7 million, $21.5 million and $17.5 million at March 31, 1996 and December 31, 1995 and 1994, respectively.

     BankAtlantic is a member of the FHLB system. As a member, BankAtlantic is required to purchase and hold stock in the FHLB of Atlanta, in amounts at least equal to the greater of (i) 1% of its aggregate unpaid residential mortgage loans, home purchase contracts and similar obligations at the beginning of each year or (ii) 5% of its outstanding advances from the FHLB of Atlanta. As of March 31, 1996 and December 31, 1995, BankAtlantic was in compliance with this requirement with an investment of approximately $8.9 million and $10.0 million, respectively, in stock of the FHLB of Atlanta.

14. REGULATORY MATTERS

     Savings institutions are subject to the provisions of the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), which was signed into law on December 19, 1991. Regulations implementing the prompt corrective action provisions of FDICIA became effective on December 19, 1992. In addition to the prompt corrective action requirements, FDICIA includes significant changes to the legal and

                  BANKATLANTIC BANCORP, INC. AND SUBSIDIARIES regulatory environment for insured depository institutions, including reductions in insurance coverage for certain kinds of deposits, increased supervision by the federal regulatory agencies, increased reporting requirements for insured institutions, and new regulations concerning internal controls, accounting and operations.

     The FDICIA requires financial institutions to take certain actions relating to their internal operations, including: providing annual reports on financial condition and management to the appropriate Federal banking regulators, having an annual independent audit of financial statements performed by an independent public accountant, and establishing an independent audit committee comprised solely of outside directors. The FDICIA also imposes certain operational and managerial standards on financial institutions relating to internal controls, loan documentation, credit underwriting, interest rate exposure, asset growth and compensation, fees, and benefits.

     The prompt corrective action regulations define specific capital categories based on an institution's capital ratios. The capital categories, in declining order, are "well capitalized," "adequately capitalized", "undercapitalized", "significantly undercapitalized" and "critically undercapitalized." Institutions categorized as "undercapitalized" or worse are subject to certain restrictions, including requirements to file a capital plan with the OTS, prohibitions on the payment of dividends and management fees, restrictions on executive compensation, and increased supervisory monitoring, among other things. Other restrictions may be imposed on the institution either by the OTS or by the FDIC, including requirements to raise additional capital, sell assets, or sell the entire institution. Once an institution becomes "critically undercapitalized" it is generally placed in receivership or conservatorship within 90 days.

     To be considered "well capitalized," a savings institution must generally have a core capital ratio of at least 5%, a Tier 1 risk-based capital ratio of at least 6%, and a total risk-based capital ratio of at least 10%. An institution is deemed to be "critically undercapitalized" if it has a tangible equity ratio of 2% or less. Management believes that at March 31, 1996 and December 31, 1995, BankAtlantic met the definition of "well capitalized".

     In August 1993, the OTS adopted a final rule incorporating an interest-rate risk component into the risk-based capital regulation. Under the rule, an institution with a greater than "normal" level of interest-rate risk will be subject to a deduction of its interest-rate risk component from total capital for purposes of calculating the risk-based capital requirement. As a result, such an institution will be required to maintain additional capital in order to comply with the risk-based capital requirement. An institution with a greater than normal interest-rate risk is defined as an institution that would suffer a loss of net portfolio value exceeding 2.0% of the estimated market value of its assets in the event of a 200 basis point increase or decrease (with certain minor exceptions) in interest rates. The interest-rate risk component is calculated, on a quarterly basis, as one-half of the difference between an institution's measured interest-rate risk, and 2.0% multiplied by the market value of its assets. The rule also authorizes the director of the OTS, or his designee, to waive or defer an institution's interest-rate risk component on a case-by-case basis. The OTS implemented the interest-rate risk capital deduction on June 30, 1995. However, in a letter dated March 20, 1995, the OTS stated no institution would be required to deduct capital for interest rate risk or to report such a deduction until guidance is issued describing the appeals process for the deduction. The December 31, 1995 deduction would have been based on the lesser of the March 1995, June 1995 or September 1995 interest rate risk components, likewise the March 31, 1996 deduction would have been based on the lesser of the June 1995, September 1995 and December 1995 interest rate risk components. At March 31, 1996 and December 31, 1995, based on the above, no interest rate risk deduction to capital would have been required.

     Additionally, the Office of the Comptroller of the Currency (the "OCC"), which is the primary regulator for national banks has adopted a final rule increasing the leverage ratio requirements for all but the most highly rated national banks. Pursuant to Financial Institutions Reform, Recovery and Enforcement Act ("FIRREA"), the OTS is required to issue capital standards for savings institutions that are no less stringent

                  BANKATLANTIC BANCORP, INC. AND SUBSIDIARIES than those applicable to national banks. Accordingly, based on the OCC rule, savings institutions would be required to maintain a leverage ratio (defined as the ratio of core capital to adjusted total assets) of between 4% and 5%. If this OCC rule was in effect for OTS regulated financial institutions at March 31, 1996 and December 31, 1995, BankAtlantic would be in full compliance with the requirements.

     Effective July 1, 1995, any unrealized appreciation or depreciation of debt securities available for sale included in capital calculated under Generally Accepted Accounting Principles ("GAAP") was excluded from regulatory capital.

     The payment of dividends by BankAtlantic is limited by federal regulations. Effective August 1, 1990, the OTS adopted a new regulation that limits all capital distributions made by savings institutions, including cash dividends, by permitting only certain institutions that meet specified capital levels to make capital distributions without prior OTS approval. The regulation established a three-tiered system, with the greatest flexibility afforded to well-capitalized institutions. An institution that meets all of its fully phased-in capital requirements and is not in need of more than normal supervision would be a "Tier 1 Institution". An institution that meets its minimum regulatory capital requirements and is in need of more than normal supervision would be a "Tier 2 Institution". An institution that does not meet all of its minimum regulatory capital requirements would be a "Tier 3 Institution". Upon prior notice to, and non-objection by, the OTS a Tier 1 Institution may, after prior notice, but without the approval of the OTS, make capital distributions (i) during the year of up to 100% of net income earned to date during the current calendar year plus 50% of its capital surplus ("Surplus" being the amount of capital over its capital requirement) or (ii) 75% of its net income over the most recent four-quarter period. Any additional capital distributions would require prior regulatory approval. A Tier 2 Institution may, after prior notice, but without the approval of the OTS, make capital distributions of between 50% and 75% of its net income over the most recent four-quarter period (less any dividends previously paid during such four-quarter period) depending on how close the institution is to its risk-based capital requirement. A Tier 3 Institution would not be authorized to make any capital distributions without the prior approval of the OTS. Notwithstanding the provision described above, the OTS also reserves the right to object to the payment of a dividend on safety and soundness grounds. At March 31, 1996 and December 31, 1995 BankAtlantic's capital exceeded its fully phased-in capital requirements by approximately $60.5 million and $42.1 million.

     The 9% Debentures provides that the Company cannot declare or pay dividends on, or purchase, redeem or acquire for value its capital stock, return any capital to holders of capital stock as such, or make any distributions of assets to holders of capital stock as such, unless, from and after the date of any such dividend declaration (a "Declaration Date") or the date of any such purchase, redemption, payment or distribution (a "Redemption Date"), the Company retains cash, cash equivalents (as determined in accordance with GAAP) or marketable securities (with a market value as measured on the applicable Declaration Date or Redemption Date) in an amount sufficient to cover the two consecutive semi-annual interest payments that will be due and payable on the 9% Debentures following such Declaration Date or Redemption Date, as the case may be. The Indenture further provides that the amount of any interest payment made by the Company with respect to the 9% Debentures after any applicable Declaration Date or Redemption Date shall be deducted from the aggregate amount of cash or cash equivalents which the Company shall be required to retain pursuant to the foregoing provision. At March 31, 1996 and December 31, 1995 the Company designated $1.9 million of Federal Agency investments to satisfy the above provision.

     The Company, by virtue of its ownership of all of the common stock of BankAtlantic, is a unitary savings bank holding company subject to regulatory oversight by the OTS. As such, the Company is required to register with and be subject to OTS examination, supervision and certain reporting requirements. Further, as a company having a class of publicly held equity securities, the Company is subject to the reporting and the other requirements of the Exchange Act. In addition, 41% of the Company's (A and B) common stock is

                  BANKATLANTIC BANCORP, INC. AND SUBSIDIARIES owned by BFC at March 31, 1996 (46% at December 31, 1995) and, as such, BFC is subject to the same oversight by the OTS as discussed herein with respect to the Company.

     The Home Owner's Loan Act ("HOLA") prohibits a savings bank holding company from directly or indirectly acquiring control, including through an acquisition by merger, consolidation or purchase of assets, of any savings association (as defined in Section 3 of the Federal Deposit Insurance Act) or any other savings and loan or savings bank holding company, without prior OTS approval. In considering whether to grant approval for any such transaction, the OTS will take into consideration a number of factors, including the competitive effects of the transaction, the financial and managerial resources and future prospects of the holding company and its bank or thrift subsidiaries following the transaction, and the compliance records of such subsidiaries with the Community Reinvestment Act ("CRA"). Generally, a savings bank holding company may not acquire more than 5% of the voting shares of any savings association unless by merger, consolidation or purchase of assets, in each case subject to prior OTS approval. A savings bank holding company may not acquire as a separate subsidiary an insured institution which has its principal offices outside of the state where the principal offices of its subsidiary institution is located, except in the case of certain emergency acquisitions approved by the FDIC, or when the laws of the state in which the insured institution to be acquired is located specifically authorize such an acquisition. However, a savings bank holding company may acquire up to 5% of the voting shares of any savings association or savings bank holding company not a subsidiary thereof without prior regulatory approval. Another provision of HOLA permits a savings bank holding company to acquire up to 15% of the voting shares of certain undercapitalized savings associations.

     Federal law empowers the Director of the OTS to take substantive action when it determines that there is reasonable cause to believe that the continuation by a savings bank holding company of any particular activity constitutes a serious risk to the financial safety, soundness, or stability of a savings bank holding company's subsidiary savings institution. The Director of the OTS has oversight authority for all holding company affiliates, not just the insured institution. Specifically, the Director of the OTS may, as necessary,
(i) limit the payment of dividends by the savings institution; (ii) limit transactions between the savings institution, the holding company and the subsidiaries or affiliates of either; or (iii) limit any activities of the savings institution that might create a serious risk that the liabilities of the holding company and its affiliates may be imposed on the savings institution. Any such limits would be issued in the form of a directive having the legal effect of a cease and desist order.

     The Company will remain a unitary savings bank holding company under applicable law until it acquires as a separate subsidiary another savings institution. A savings bank holding company whose sole subsidiary qualifies as a qualified thrift lender ("QTL"), described below, generally has the broadest authority to engage in various types of business activities with little to no restrictions on its activities, except that historically savings bank holding companies have not been permitted to acquire or be acquired by an entity engaged in securities underwriting or market making. A holding company that acquires another institution and maintains it as a separate subsidiary or whose sole subsidiary fails to meet the QTL test will become subject to the activities limitations applicable to multiple savings bank holding companies. In general, a multiple savings bank holding company (or subsidiary thereof that is not an insured institution) may not commence, or continue for more than a limited period of time after becoming a multiple savings bank holding company (or a subsidiary thereof), any business activity other than (i) furnishing or performing management services for a subsidiary insured institution; (ii) conducting an insurance agency or an escrow business; (iii) holding, managing or liquidating assets owned by or acquired from a subsidiary insured institution;
(iv) holding or managing properties used or occupied by a subsidiary insured institution; (v) acting as trustee under deeds of trust; (vi) those activities previously directly authorized by the OTS by regulation as of March 5, 1987 to be engaged in by multiple savings bank holding companies; or (vii) subject to prior approval of the OTS, those activities authorized by the Federal Reserve Board ("FRB") as permissible investments for bank holding companies. These restrictions do not apply to a multiple savings bank holding company if (a) all, or all but

                  BANKATLANTIC BANCORP, INC. AND SUBSIDIARIES one, of its insured institution subsidiaries were acquired in emergency thrift acquisitions or assisted acquisitions and (b) all of its insured institution subsidiaries are QTLs.

     BankAtlantic is subject to restrictions in its dealings with the Company and any other companies that are "affiliates" of the Company under HOLA, and certain provisions of the Federal Reserve Act ("FRA") that are made applicable to savings institutions by FIRREA and OTS regulations.

     On August 8, 1995, the FDIC established a reduced deposit insurance assessment rate schedule of 4 to 31 basis points ($.04 to $.31 for every $100 of assessable deposits) for BIF members retroactive to May 1995. The FDIC further reduced the premiums applicable to BIF deposits, effective January 1, 1996, to a minimum flat fee of $2,000 to a maximum assessment of 27 basis points. Under the new assessment rate schedule, approximately 92% of BIF members will pay only the minimum fee while SAIF members retain the existing assessment rate schedule of 23 to 31 basis points. BankAtlantic pays deposit insurance premiums primarily to the SAIF and secondarily, to the BIF in connection with the deposits it acquire as a result of the acquisition of MegaBank. At March 31, 1996 and December 31, 1995, BankAtlantic had approximately $135 million of deposits subject to BIF premiums and $1.2 billion subject to SAIF premiums.

     The disparity in insurance premiums between those required for financial institutions with all or primarily SAIF insured deposits and those with all or primarily BIF deposits generally allows BIF members to attract and retain deposits at a lower effective cost. The resulting competitive disadvantage could also result in BankAtlantic having to raise its deposit rates to remain competitive or lose deposits to BIF members who may decide to pay higher rates of interest on deposits because of the lower deposit insurance premiums. Although BankAtlantic has other sources of funds, such sources may be more costly than the cost of deposits.

     Several alternatives to mitigate the effect of the BIF/SAIF premium disparity have recently been proposed by the U.S. Congress, federal regulators, industry lobbyists and the Clinton Administration. One plan to recapitalize the SAIF that has gained support of several sponsors would require all SAIF member institutions, including BankAtlantic, to pay a one-time fee of approximately 85 basis points on the amount of deposits held by the member institution, at March 31, 1995. This fee would amount to approximately $6.1 million on an after tax basis to BankAtlantic. In addition, BNA is also subject to the proposed one-time fee since all of its deposits are SAIF-insured deposits; however, management believes that the assessment would be reduced by 20% based on BNA's status as a "de novo sasser bank" as defined by the proposed legislation. The fee associated with BNA's SAIF-insured deposits would amount to approximately $1.8 million on an after tax basis. The Company is unable to predict whether this proposal or any similar proposal will be enacted or whether ongoing SAIF premiums will be reduced to a level equal to that of BIF premiums. If this proposal is enacted into law, the effect would be to immediately reduce the capital of the SAIF-member institutions by the amount of the fee, and such amount would most likely be an immediate charge to earnings.

15. SUBJECT PORTFOLIO

     From 1987 through 1990, BankAtlantic purchased in excess of $50 million of indirect home improvement loans from certain dealers, primarily in the northeastern United States. BankAtlantic ceased purchasing loans from such dealers in the latter part of 1990. These dealers are affiliated with each other but are not affiliated with BankAtlantic. In connection with loans originated through these dealers, BankAtlantic funded amounts to the dealers as a dealer reserve. Such loans and related dealer reserves are hereafter referred to as the "Subject Portfolio." The risk of amounts advanced to the dealers is primarily associated with loan performance but secondarily is dependent on the financial condition of the dealers. The dealers were to be responsible to BankAtlantic for the amount of the reserve only if the loan giving rise to the reserve became delinquent or was prepaid. One of the dealers filed for protection under the bankruptcy laws of the United States, while the other dealers have not indicated any financial ability to meet any obligation relating to the dealer reserve.

                  BANKATLANTIC BANCORP, INC. AND SUBSIDIARIES

     In late 1990, questions arose relating to the practices and procedures used in the origination and underwriting of the Subject Portfolio, which suggested that the dealers, certain home improvement contractors and borrowers, together with certain former employees of BankAtlantic, engaged in practices intended to defraud BankAtlantic. Due to these questions and potential exposure, BankAtlantic performed, and continues to perform, certain investigations, notified appropriate regulatory and law enforcement agencies, and notified its fidelity bond carrier (the "carrier"). After an initial review and discussions with the carrier, BankAtlantic concluded that any losses sustained from the Subject Portfolio would adequately be covered by its fidelity bond coverage and, in fact, on August 13, 1991, the carrier advanced $1.5 million against BankAtlantic's losses. This payment and other payments by the carrier were subject to identification and confirmation of the losses which were appropriately covered under the fidelity bond.

     Subsequently, commencing in September, 1991, as a consequence of issues raised by the carrier, BankAtlantic reviewed the Subject Portfolio without regard to the availability of any fidelity bond coverage. As a result of the review, the provision for loan losses for the year ended December 31, 1991 was increased by approximately $5.7 million, approximately $5.5 million of loans were charged off, and $2.7 million of dealer reserves were charged to current operations. On December 20, 1991, the carrier denied coverage and BankAtlantic thereafter filed an appropriate action against the carrier. On October 30, 1992, BankAtlantic and the carrier entered into the Covenant. Pursuant to the Covenant, BankAtlantic will continue to pursue its litigation against the carrier, but has agreed to limit execution on any judgment obtained against the carrier to $18 million. Further, BankAtlantic agreed to join certain third parties as defendants in that action. The carrier paid BankAtlantic $6.1 million during the fourth quarter of 1992, $3 million in November 1993, and an additional $2.9 million in November 1994. Such amounts related to losses and expenses previously charged to operations by BankAtlantic. Additional reimbursements have been made on a quarterly reporting basis commencing with the period ended December 31, 1992. Reimbursable amounts are as defined in the Covenant. Based upon such definitions BankAtlantic recorded estimated charges to operations in advance of when such charges became reimbursable. Amounts reimbursed were reflected in the period for which the reimbursement is related. Through December 31, 1995 and 1994, the carrier paid or committed to pay approximately $18.0 million and $17.9 million, respectively. The financial statement effect of the Covenant for the fourth quarter and year ended December 31, 1992 was to reduce expenses by $3.3 million, increase interest income by $1.9 million and to record $7.3 million of loan loss recoveries. Included in other assets at December 31, 1994 was $594,000 due from the carrier but no amounts were due from the carrier at March 31, 1996 or December 31, 1995. In no event will the carrier be obligated to pay BankAtlantic in the aggregate more than $18 million, which amount has been fully paid. However, in the event of recovery by BankAtlantic of damages from third party wrongdoers, BankAtlantic will be entitled to retain such amounts until such amounts, plus any payments received from the carrier, equal $22 million. Thereafter, the carrier will be entitled to any such recoveries to the extent of its payments to BankAtlantic. To the extent that BankAtlantic incurs losses in excess of $18 million plus available recoveries from third parties, BankAtlantic will be required to absorb any such losses. At March 31, 1996 and December 31, 1995, the remaining amount of reimbursement available from the carrier was approximately zero, and such amount was approximately $120,000 at December 31, 1994. BankAtlantic also agreed to exercise reasonable collection activities with regard to the Subject Portfolio and to provide the carrier with a credit for any recoveries with respect to such loans against future losses that the carrier would otherwise be obligated to reimburse. The carrier has no further obligations for reimbursement. In August 1994, BankAtlantic filed an action against the dealers, certain home improvement contractors, and various individuals seeking compensatory and other damages. On February 17, 1995, the United States Attorney for the Eastern District of New York and the Assistant Attorney General, Tax Division, United States Department of Justice, announced that the President of the dealers noted above had pleaded guilty to bank fraud, bribery and tax fraud conspiracy charges. The guilty plea states that BankAtlantic was one of the financial institutions which was defrauded by the dealers and various home improvement contractors.

                  BANKATLANTIC BANCORP, INC. AND SUBSIDIARIES

     Three actions have been filed, two in New Jersey and one in New York, relating to the Subject Portfolio. One of the New Jersey actions was brought on behalf of the State of New Jersey and the others purport to be class actions on behalf of named and unnamed plaintiffs that may have obtained loans from dealers who subsequently sold the loans to financial institutions including BankAtlantic. Each of the New Jersey actions seek civil remedies against certain contractors and a named dealer and also seeks to cancel or modify certain mortgage loans. Although BankAtlantic was not a named party in the State of New Jersey action, it sought to protect its interest in certain loans and entered into an Alternative Dispute Resolution Agreement (the "ADR") with the state of New Jersey. The ADR established procedures for determining whether certain consumers were entitled to relief under the terms of their loans. Pursuant to the ADR, BankAtlantic offered relief to certain consumers in the form of reduced future interest rates, or reductions or forgiveness of principal. As part of the ADR, the State of New Jersey agreed not to seek rescission of any of the mortgage loans held by BankAtlantic. The ADR was completed in 1995 and BankAtlantic obtained a release from the State of New Jersey for any claims relating to the mortgage loans. The second New Jersey action was commenced immediately after completion of the ADR. The New York and New Jersey actions, which were brought against over 25 parties, including BankAtlantic, purport to be class actions on behalf of named and unnamed plaintiffs that may have obtained loans from dealers who subsequently sold the loans to financial institutions including BankAtlantic. Both the remaining New Jersey action and the New York action seek, among other things, rescission of the loan agreements and damages. In November 1995, the court in the second New Jersey action entered an order dismissing the complaint against BankAtlantic; plaintiffs appealed this ruling. In January 1996, the Appellate Court reversed the lower court's decision and remanded the case back to trial court to determine whether the action may be maintained as a class action. The reversal was without prejudice to BankAtlantic's right to renew their summary judgment motion after the trial court has made a determination as to plaintiff's ability to maintain this case as a class action. In October 1995, the court in the New York action preliminarily approved a settlement proposed by the parties pursuant to which members of the class who timely file a proof of claim would be entitled to relief in the form of reduced future interest rates and reductions of principal. The settlement, as presently structured, will have no significant impact on BankAtlantic's financial condition or results of operations.

     The balance of the loans associated with the Subject Portfolio amounted to approximately $13.0 million, $14.2 million and $18.7 million at March 31, 1996, December 31, 1995 and 1994, respectively. The related dealer reserve had been completely charged-off by December 31, 1993. Charge-offs relating to the Subject Portfolio amounted to $278,000 and $340,000 for the three months ended March 31, 1996 and 1995, respectively, and $1.0 million, $1.2 million and $972,000 for the years ended December 31, 1995, 1994 and 1993, respectively. All 1994 and 1993 charge-offs were recovered from the carrier while no charged-off amounts were recovered from the carrier in 1995 and 1996. At December 31, 1995, 10% of the loans were secured by collateral in South Florida and 90% were secured by collateral in the northeastern United States. Collateral for these loans is generally a second mortgage on the borrower's property. However, it appears that in most cases the property is encumbered with loans having high loan to value ratios. Loans in the Subject Portfolio are charged-off if payments are more than 90 days delinquent. While management believes that established reserves will be adequate to cover any additional losses that BankAtlantic may incur from the Subject Portfolio or the above described litigation, there is no assurance that this will be the case.

                  BANKATLANTIC BANCORP, INC. AND SUBSIDIARIES

16. PARENT COMPANY FINANCIAL INFORMATION

     The Company was not in existence prior to July 13, 1994. Condensed Statements of Financial Condition at March 31, 1996, December 31, 1995 and 1994 and Condensed Statements of Operations of the Company, for the three months ended March 31, 1996 and the year ended December 31, 1995 and Condensed Statement of Cash Flows for the three months ended March 31, 1996 and 1995 and the year ended December 31, 1995 are shown below. The Condensed Statement of Operations are not presented for the three months ended March 31, 1995 and the year ended December 31, 1994 as such presentation would primarily be comprised of Equity in net earnings for BankAtlantic of $4,382 and $16,835, respectively. Net income for the respective periods were $4,381 and $16,835.

                  CONDENSED STATEMENTS OF FINANCIAL CONDITION

                                                                  MARCH        DECEMBER 31,
                                                                   31,      -------------------
                                                                   1996       1995       1994
                                                                 --------   --------   --------
                                                                         (IN THOUSANDS)
                                            ASSETS
Cash deposits and repurchase agreement at BankAtlantic.........  $  3,919   $  2,079   $     91
Federal agency securities available for sale...................     1,853      1,892          0
Investment in subsidiaries.....................................   150,549    136,816    105,429
Due from BankAtlantic..........................................     1,634        639        398
Deferred offering costs on subordinated debentures.............       990      1,023          0
Deferred income tax receivable from BankAtlantic...............       613        448          0
                                                                 --------   --------   --------
          Total assets.........................................  $159,558   $142,897   $105,918
                                                                 ========   ========   ========
                             LIABILITIES AND STOCKHOLDERS' EQUITY
Subordinated debentures and note payable.......................  $ 21,000   $ 21,001   $      0
Other liabilities..............................................     1,739      1,335        398
                                                                 --------   --------   --------
Total liabilities..............................................    22,739     22,336        398
                                                                 --------   --------   --------
Stockholders' equity:
  Preferred stock, $0.01 par value 10,000,000 shares
     authorized: non-cumulative preferred stock 1,000,000
     shares designated, $25.00 per share preference value,
     issued and outstanding at December 31, 1994; 12.25% Series
     A, 188,600; 10.00% Series B, 17,120; 8.00% Series C,
     129,610 and none for 1995 and 1996........................         0          0          3
  Additional paid in capital -- preferred stock................         0          0      7,027
  Class A Common Stock, $0.01 par value, authorized 30,000,000 shares; issued and outstanding, 1,150,000, zero and zero
     shares....................................................        11          0          0
  Class B Common Stock, $0.01 par value, authorized 15,000,000 shares; issued and outstanding, 10,592,999, 10,592,999 and
     10,157,593 shares.........................................       106        106         65
  Additional paid-in capital...................................    64,685     48,905     47,027
  Retained earnings............................................    70,003     65,817     51,205
                                                                 --------   --------   --------
                                                                  134,805    114,828    105,327
Net unrealized appreciation on debt securities available for sale and owned by BankAtlantic -- net of deferred income
  taxes........................................................     2,014      5,733        193
                                                                 --------   --------   --------
Total stockholders' equity.....................................   136,819    120,561    105,520
                                                                 --------   --------   --------
          Total liabilities and stockholders' equity...........  $159,558   $142,897   $105,918
                                                                 ========   ========   ========

                  BANKATLANTIC BANCORP, INC. AND SUBSIDIARIES

                       CONDENSED STATEMENTS OF OPERATIONS

                                                                        FOR THE         FOR THE
                                                                     THREE MONTHS      YEAR ENDED
                                                                    ENDED MARCH 31,   DECEMBER 31,
                                                                         1996             1995
                                                                    ---------------   ------------
                                                                            (IN THOUSANDS)
Interest income on repurchase agreements and deposits at
  BankAtlantic....................................................      $    45         $     51
Interest income on Federal agency securities......................           25               29
                                                                        -------       ------------
          Total interest income...................................           70               80
                                                                        -------       ------------
Interest expense on subordinated debentures and note payable......         (496)             776
                                                                        -------       ------------
  Net interest (expense)..........................................         (426)            (696)
Other expenses....................................................           (1)              (5)
                                                                        -------       ------------
Income before income tax benefit and earnings of subsidiaries.....         (427)            (701)
  Income tax benefit..............................................          165              274
                                                                        -------       ------------
  Income (loss) before earnings of subsidiaries...................         (262)            (427)
Equity in undistributed net earnings of subsidiaries excluding
  BankAtlantic....................................................            0                1
Equity in net earnings of BankAtlantic............................        4,972           18,845
                                                                        -------       ------------
          Net income..............................................      $ 4,710         $ 18,419
                                                                    ============      ==========

                       CONDENSED STATEMENT OF CASH FLOWS

                                                                  FOR THE THREE      FOR THE YEAR
                                                                   MONTHS ENDED         ENDED
                                                                    MARCH 31,        DECEMBER 31,
                                                                ------------------   ------------
                                                                  1996      1995         1995
                                                                --------   -------   ------------
                                                                         (IN THOUSANDS)
OPERATING ACTIVITIES:
Net income....................................................  $  4,710   $ 4,381     $ 18,419
Adjustment to reconcile net income to net cash provided by
  operating activities:
  Equity in net earnings of BankAtlantic and other
     subsidiaries.............................................    (4,972)   (4,382)     (18,846)
  Accretion on securities.....................................       (25)        0          (29)
  Amortization of note payable deferred costs.................         0         0           69
  Amortization of subordinated debentures deferred costs......        26         0           29
  Deferred costs on subordinated debentures...................         0         0       (1,052)
  Increase in dividends payable...............................         0         0           69
  Increase in accrued interest payable........................       470         2          522
  Increase in other assets....................................         0         0            0
  Increase in other liabilities...............................      (124)       15          347
  Increase in receivable from BankAtlantic....................      (995)      (34)        (241)
  Increase in deferred income tax receivable from
     BankAtlantic.............................................      (165)        0         (448)
                                                                --------   -------   ------------
  Net cash used by operating activities.......................    (1,075)      (18)      (1,161)
                                                                --------   -------   ------------
INVESTING ACTIVITIES:
Purchase of BankAtlantic preferred stock......................         0    (4,000)      (4,000)
Additional investment in BankAtlantic.........................   (14,000)        0       (6,000)
Dividends from BankAtlantic preferred and common stock........     1,520       618        3,034
Purchase of investment securities.............................    (3,729)        0       (3,663)
Proceeds from maturity of investment securities...............     3,800         0        1,800
                                                                --------   -------   ------------
Net cash used by investing activities.........................   (12,409)   (3,382)      (8,829)
                                                                --------   -------   ------------

                  BANKATLANTIC BANCORP, INC. AND SUBSIDIARIES

                                                                  FOR THE THREE      FOR THE YEAR
                                                                   MONTHS ENDED         ENDED
                                                                    MARCH 31,        DECEMBER 31,
                                                                ------------------   ------------
                                                                  1996      1995         1995
                                                                --------   -------   ------------
                                                                         (IN THOUSANDS)
FINANCING ACTIVITIES:
Issuance of common stock upon exercise of options and
  warrants, net...............................................  $      0   $     0     $  1,709
Common stock dividends paid...................................      (466)     (398)      (1,672)
Preferred stock dividends paid................................         0      (220)        (677)
Proceeds from note payable....................................         0     4,000        4,000
Repayment of note payable.....................................        (1)        0       (3,999)
Issuance of common stock, net.................................    15,791         0            0
Proceeds from issuance of subordinated debentures.............         0         0       21,000
Preferred stock redemption....................................         0         0       (8,383)
                                                                --------   -------   ------------
Net cash provided by financing activities.....................    15,324     3,382       11,978
                                                                --------   -------   ------------
Increase in cash and cash equivalents.........................     1,840       (18)       1,988
Cash and cash equivalents at beginning of period..............     2,079        91           91
                                                                --------   -------   ------------
Cash and cash equivalents at end of period....................  $  3,919   $    73     $  2,079
                                                                ========   =======   ==========
SUPPLEMENTARY DISCLOSURE OF NON-CASH INVESTING AND FINANCING
  ACTIVITIES:
Interest paid.................................................  $      0   $     0     $    161
Common stock dividends declared in prior year and paid in
  current year................................................       524       398          467
Change in stockholders' equity from net unrealized
  appreciation on debt securities available for sale by
  BankAtlantic, less related deferred income taxes............    (3,719)      905        5,540
  Increase in equity for the tax effect related to the
     exercise of employee stock options.......................         0         0          173

     No statement of cash flows has been provided from January 1, 1994 through December 31, 1994. The only activities related to the establishment of a $92,000 deposit at BankAtlantic resulting from the proceeds received from employees' exercise of the Company stock options and the exercise of rights offering warrants, payment of dividends to common and preferred shareholders and receipt or accrual of dividends from BankAtlantic; including a dividend declared by BankAtlantic of $398,000 in November 1994, payable to the Company in January 1995.

                  BANKATLANTIC BANCORP, INC. AND SUBSIDIARIES

17. SELECTED QUARTERLY RESULTS (UNAUDITED)

     The following tables summarize the quarterly results of operations for the years ended December 31, 1995 and 1994 (in thousands except per share data):

                                                              1995
                                -----------------------------------------------------------------
                                  FIRST        SECOND       THIRD        FOURTH
                                 QUARTER      QUARTER      QUARTER      QUARTER          TOTAL
                                ----------   ----------   ----------   ----------      ----------
    Interest income............ $   30,452   $   32,588   $   33,683   $   33,354      $  130,077
    Interest expense...........     15,655       16,743       16,704       16,584          65,686
                                ----------   ----------   ----------   ----------      ----------
    Net interest income........     14,797       15,845       16,979       16,770          64,391
    Provision for loan
      losses...................        176        1,205        1,436        1,365           4,182
                                ----------   ----------   ----------   ----------      ----------
    Net interest income after
      provision for loan
      losses...................     14,621       14,640       15,543       15,405          60,209
                                ----------   ----------   ----------   ----------      ----------
    Income before income
      taxes....................      6,727        7,706        7,721        6,283          28,437
                                ----------   ----------   ----------   ----------      ----------
              Net income....... $    4,381   $    4,935   $    5,038   $    4,065      $   18,419
                                 =========    =========    =========    =========       =========
    Income per common and
      common equivalent
      share.................... $     0.39   $     0.45   $     0.44   $     0.24(A)   $     1.51(A)
                                 =========    =========    =========    =========       =========
    Income per common and
      common equivalent share
      assuming full dilution... $     0.39   $     0.44   $     0.42   $     0.24(A)   $     1.50(A)
                                 =========    =========    =========    =========       =========
    Weighted average number of
      common and common
      equivalent shares
      outstanding.............. 10,571,570   10,609,338   11,023,635   11,111,668      10,830,603
                                 =========    =========    =========    =========       =========
    Weighted average number of
      common and common
      equivalent shares
      outstanding assuming full
      dilution................. 10,571,570   10,713,504   11,110,486   11,111,668      10,934,120
                                 =========    =========    =========    =========       =========

- ---------------

(A) During the fourth quarter of 1995, the Company redeemed $8.4 million of preferred stock. The October 7, 1995 preferred stock redemption resulted in a $1.4 million payment above the recorded amount of the preferred stock. Such excess is treated as a preferred stock dividend which impacted

                  BANKATLANTIC BANCORP, INC. AND SUBSIDIARIES earnings per share by $0.13 and $0.12 primary and fully diluted earnings per share, respectively for the year 1995 and $0.12 for both primary and fully diluted earnings per share for the fourth quarter of 1995.

                                                                1994
                                   --------------------------------------------------------------
                                     FIRST        SECOND       THIRD        FOURTH
                                    QUARTER      QUARTER      QUARTER      QUARTER       TOTAL
                                   ----------   ----------   ----------   ----------   ----------
    Interest income............... $   22,816   $   23,213   $   26,117   $   26,403   $   98,549
    Interest expense..............      8,406        9,220       11,168       12,637       41,431
                                   ----------   ----------   ----------   ----------   ----------
    Net interest income...........     14,410       13,993       14,949       13,766       57,118
    Provision for loan losses.....        779          316          615          589        2,299
                                   ----------   ----------   ----------   ----------   ----------
    Net interest income after
      provision for loan losses...     13,631       13,677       14,334       13,177       54,819
                                   ----------   ----------   ----------   ----------   ----------
    Income before income taxes....      6,883        7,318        7,086        5,210       26,497
                                   ----------   ----------   ----------   ----------   ----------
    Net income.................... $    4,255   $    4,516   $    4,661   $    3,403   $   16,835
                                    =========    =========    =========    =========    =========
    Income per common and common
      equivalent share............ $     0.38   $     0.41   $     0.42   $     0.30   $     1.52
                                    =========    =========    =========    =========    =========
    Income per common and common
      equivalent share assuming
      full dilution............... $     0.38   $     0.41   $     0.42   $     0.30   $     1.52
                                    =========    =========    =========    =========    =========
    Weighted average number of
      common and common equivalent
      shares outstanding.......... 10,425,113   10,457,301   10,553,689   10,519,676   10,490,033
                                    =========    =========    =========    =========    =========
    Weighted average number of
      common and common equivalent
      shares outstanding assuming
      full dilution............... 10,425,113   10,504,693   10,607,188   10,539,364   10,520,489
                                    =========    =========    =========    =========    =========

18. OTHER INFORMATION

     As further discussed in Note 10, BFC increased its common stock ownership in BankAtlantic to 77.83% at June 30, 1993 and subsequently, in November 1993, sold 2.18 million shares of BankAtlantic common stock to decrease their ownership percentage to 48.17% at December 31, 1993. Upon consummation of the Reorganization on July 13, 1994, BFC owned 48.07% of the Company's common stock and 5,600, 529 and 7,245 shares of the Company's Series A, B and C preferred stock, respectively. Such ownership was obtained through open market purchases and represented approximately 2.97%, 3.09% and 5.59% of the Company's Series A, B and C preferred stock, respectively. Such preferred stock was redeemed on October 7, 1995. The exercise of the stock warrants and various exercises of employee stock options reduced BFC's ownership percentage to 46.03% at December 31, 1995. The issuance of Class A non-voting stock reduced BFC's ownership percentage in the Company's common stock to 41%, although BFC still owns 46% of the Company's Class B voting stock.

     Alan B. Levan, serves as the Chairman and Chief Executive Officer of BankAtlantic, the Company and BFC. John E. Abdo is the Vice Chairman of BankAtlantic, the Company.

     On April 9, 1996, BankAtlantic, entered into an agreement to acquire Bank of North America Bancorp, Inc. ("BNAB") for approximately $54 million in cash. The acquisition will be accounted for as a purchase for financial reporting purposes. BNAB's primary asset is its wholly owned subsidiary, Bank of North America ("BNA"), a Florida chartered commercial bank. BNA has 13 branches, with 11 located in Broward county,

                  BANKATLANTIC BANCORP, INC. AND SUBSIDIARIES one in Dade county and one in Palm Beach county. Closing of the acquisition is expected to occur in the fourth quarter of 1996, subject to certain conditions including receipt of all required regulatory approvals.

19. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

     The information set forth below provides disclosure of the estimated fair value of BankAtlantic's financial instruments presented in accordance with the requirements of Statement. No. 107, "Disclosures about Fair Value of Financial Instruments" ("FAS 107") issued by the FASB.

     Management has made estimates of fair value discount rates that it believes to be reasonable. However, because there is no market for many of these financial instruments, management has no basis to determine whether the fair value presented would be indicative of the value negotiated in an actual sale. BankAtlantic's fair value estimates do not consider the tax effect that would be associated with the disposition of the assets or liabilities at their fair value estimates.

     Fair values are estimated for loan portfolios with similar financial characteristics. Loans are segregated by category such as commercial, commercial real estate, residential mortgage, second mortgages, and other installment. Each loan category is further segmented into fixed and adjustable rate interest terms and by performing and non-performing categories.

     The fair value of performing loans, except residential mortgage and adjustable rate loans, is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan. The estimate of average maturity is based on BankAtlantic's historical experience with prepayments for each loan classification, modified, as required, by an estimate of the effect of current economic and lending conditions. For performing residential mortgage loans, fair value is estimated by discounting contractual cash flows adjusted for national historical prepayment estimates using discount rates based on secondary market sources adjusted to reflect differences in servicing and credit costs.

     For adjustable rate loans, the fair value is estimated at book value after adjusting for credit risk inherent in the loan. BankAtlantic's interest rate risk is considered insignificant since the majority of BankAtlantic's adjustable rate loans are based on prime rates or one year Constant Maturity Treasuries ("CMT") rates and adjust monthly or generally not greater than one year.

     Fair values of non-performing loans are based on the assumption that non-performing loans are on a non-accrual status discounted at market rates during a 24 month work-out period. Assumptions regarding credit risk are judgmentally determined using available market information and specific borrower information.

     The book value of tax certificates approximates market value. Fair value of mortgage-backed and investment securities is estimated based on bid prices available from security dealers. Estimated cash flows of securities were based on BankAtlantic's historical experience, modified by current economic conditions.

     Fair value of mortgage-backed securities is estimated based on bid prices available from security dealers.

     Under FAS 107, the fair value of deposits with no stated maturity, such as non-interest bearing demand deposits, savings and NOW accounts, and money market and checking accounts, is equal to the amount payable on demand at December 31, 1995 and 1994.

     The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using alternative borrowing rates adjusted for maintenance and insurance costs.

     The book value of securities sold under agreements to repurchase and note payable approximates fair value.

                  BANKATLANTIC BANCORP, INC. AND SUBSIDIARIES

     The fair values of advances from FHLB, were based upon comparable terms to maturity, interest rates and issuer credit standing.

     The following table presents information for BankAtlantic's financial instruments at March 31, 1996 and December 31, 1995 and 1994 (in thousands):

                                          MARCH 31, 1996           DECEMBER 31, 1995         DECEMBER 31, 1994
                                      -----------------------   -----------------------   -----------------------
                                       CARRYING       FAIR       CARRYING       FAIR       CARRYING       FAIR
                                        AMOUNT       VALUE        AMOUNT       VALUE        AMOUNT       VALUE
                                      ----------   ----------   ----------   ----------   ----------   ----------
Financial assets:
  Cash and due from depository
    institutions....................  $   61,133   $   61,113   $   69,867   $   69,867   $   55,980   $   55,980
  Debt securities available for
    sale............................     559,775      559,775      691,803      691,803       53,969       53,969
  Mortgage-backed securities held to
    maturity........................           0            0            0            0      573,913      550,134
  Investment and trading account
    securities......................      40,537       40,537       49,856       49,856      211,776      206,770
  Loans receivable..................     863,348      865,362      828,630      839,763       54,396      542,441
Financial liabilities:
  Deposits..........................  $1,323,229   $1,326,573   $1,300,377   $1,306,732   $1,085,782   $1,082,874
  Securities sold under agreements
    to repurchase...................      43,881       43,878       66,237       66,240      149,829      149,769
  Advances from FHLB................      63,485       63,472      201,785      201,795      162,050      161,924
  Subordinated debentures and note
    payable.........................      21,000       20,657       21,001       21,537            0            0
  Federal funds purchased...........           0            0        1,200        1,200            0            0

     The contract amount and related fees of BankAtlantic's commitments to extend credit, standby letters of credit, and financial guarantees approximates fair value (see Note 15 for the contractual amounts of BankAtlantic's financial instrument commitments).

20. ACQUISITION OF MEGABANK

     On February 7, 1995, BankAtlantic completed an agreement and plan of merger with MegaBank, a Miami-based commercial bank, providing for the acquisition of MegaBank by BankAtlantic for $21 million in cash, of which $900,000 was paid to the former Chief Executive Officer of MegaBank in connection with a non-competition agreement. MegaBank had assets of approximately $152 million. The MegaBank acquisition added 5 branches to BankAtlantic's branch network.

     The MegaBank acquisition, accounted for by the purchase method of accounting, was effective for financial statement purposes as of February 1, 1995. The results of operations include MegaBank since February 1, 1995. Funds for this acquisition were obtained from traditional sources. Interest expense of $34,000 was imputed on the purchase price for the period of February 1, 1995 (effective date) through February 17, 1995 (merger date). The net cash utilized in the purchase is summarized on the following page. Pro forma results would not have differed significantly from actual operations if the acquisition had occurred on January 1, 1995.

                  BANKATLANTIC BANCORP, INC. AND SUBSIDIARIES

     The fair value of assets acquired and liabilities assumed in conjunction with the purchase of all the capital stock of MegaBank was as follows:

                                                                             (IN THOUSANDS)
                                                                             --------------
    Cash...................................................................     $  6,512
    Investments............................................................        1,700
    Deferred tax asset.....................................................        2,697
    Loans receivable, net..................................................      116,389
    Debt securities available for sale.....................................       18,119
    Cost over fair value of assets acquired................................       12,072
    Accrued interest receivable............................................        1,208
    Real estate owned......................................................          348
    Property and equipment.................................................          613
    Non-competition agreement..............................................          900
    Dealer reserve.........................................................        2,168
    Other assets...........................................................          969
                                                                                --------
              Fair value of assets acquired................................      163,695
                                                                                --------
    Deposits...............................................................      120,165
    Securities sold under agreements to repurchase.........................       20,615
    Other liabilities......................................................        1,954
                                                                                --------
              Fair value of liabilities assumed............................      142,734
                                                                                --------
    Acquisition costs......................................................          465
                                                                                --------
    Purchase of MegaBank...................................................     $ 21,426
    Cash acquired..........................................................        6,512
                                                                                --------
    Purchase of MegaBank, net of cash acquired.............................     $ 14,914
                                                                                ========

     The following table indicates the estimated net decrease in earnings resulting from the net amortization/ accretion of the adjustments, including the excess of costs over fair value of net assets acquired, resulting from the use of the purchase method of accounting during each of the years 1996 through 2000. The amounts (in thousands) assume no sales or dispositions of the related assets or liabilities.

                                                                                 NET DECREASE
                                                                                    OF NET
YEARS ENDING DECEMBER 31,                                                          EARNINGS
- -------------------------                                                        ------------
         1996..................................................................    $   (201)
         1997..................................................................        (216)
         1998..................................................................      (1,226)
         1999..................................................................      (1,192)
         2000..................................................................      (1,192)
         Thereafter............................................................      (4,865)

     Adjustments to fair value are being amortized on a straight-line basis, which approximates the level yield method, over the estimated average term of three years for loans and investments, and one year for deposits. Cost over fair value of net assets acquired does not qualify for amortization for tax purposes. Costs over fair value of net assets acquired is being amortized on a straight-line basis over its estimated useful life of 10 years. The cost over fair value of net assets acquired as of March 31, 1996 and December 31, 1995 is $10.5 million and $10.8 million, respectively. The $900,000 non-competition agreement is considered an intangible asset for tax purposes and amortized ratably over 15 years. At March 31, 1996 and December 31, 1995, the non-competition agreement balance was $626,000 and $696,000, respectively. The agreement is being amortized

                  BANKATLANTIC BANCORP, INC. AND SUBSIDIARIES on a straight-line basis for financial statement purposes over its useful life which was revised from six years to approximately three years upon the resignation of the former MegaBank CEO from BankAtlantic's senior management group.

     The following is proforma information for the year ended December 31, 1994 as if the 1995 MegaBank purchase was consummated on January 1, 1994 (in thousands, except for per share data):

                                                                         FOR THE YEAR ENDED
                                                                         DECEMBER 31, 1994
                                                                       ----------------------
                                                                       HISTORICAL   PRO FORMA
                                                                       ----------   ---------
                                                                            (UNAUDITED)
    Interest income..................................................   $ 98,549    $ 110,900
    Interest expense.................................................     41,431       46,096
    Provision for loan losses........................................      2,299        2,869
                                                                       ----------   ---------
    Net interest income after provision for loan losses..............     54,819       61,935
                                                                       ----------   ---------
    Net Income.......................................................   $ 16,835    $  16,680
                                                                         =======     ========
    Income per common and common equivalent share....................   $   1.52    $    1.50
                                                                         =======     ========
    Income per common and common equivalent share assuming
      full dilution..................................................   $   1.52    $    1.50
                                                                         =======     ========

     The pro forma has been adjusted for MegaBank to exclude transaction costs of $635,000 from historical results. Such transaction costs consisted primarily of contract and employee severance costs. These proforma results may not be representative of the actual results that would have occurred or may occur in the future if the transaction had been in effect on the date indicated.

             BANK OF NORTH AMERICA BANCORP, INC., AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
                                  (UNAUDITED)
                                 MARCH 31, 1996

                                           ASSETS
Cash and due from banks........................................................  $ 16,981,510
Interest bearing deposits with banks...........................................     5,718,538
Federal funds sold and securities purchased under agreements to resell.........     5,814,000
Securities available for sale..................................................   108,553,658
Federal Home Loan Bank of Atlanta stock........................................     2,775,000
Loans held for sale (approximate market value: $2,234,480).....................     2,223,854
Loans receivable, net..........................................................   397,155,919
Accrued interest receivable....................................................     4,372,344
Premises and equipment.........................................................     8,500,356
Cost of mortgage loan servicing rights acquired................................     2,180,000
Other intangible assets........................................................       179,001
Foreclosed real estate.........................................................     1,118,594
Deferred income taxes..........................................................     2,187,349
Other assets...................................................................     1,895,833
                                                                                 ------------
          Total assets.........................................................  $559,655,956
                                                                                  ===========
                            LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities:
  Deposits:
  Non-interest bearing.........................................................  $ 61,205,485
  Interest bearing.............................................................   438,413,806
                                                                                 ------------
          Total deposits.......................................................   499,619,291
  Securities sold under agreements to repurchase...............................       988,595
  Other borrowings.............................................................    20,000,000
  Accrued interest payable.....................................................       597,373
  Other liabilities............................................................     1,089,172
                                                                                 ------------
          Total liabilities....................................................   522,294,431
                                                                                 ------------
Commitments and contingencies
Stockholder's equity:
  Common stock, $1.00 par value. Authorized, 5,000,000 shares; issued and
     outstanding 100,000 shares................................................       100,000
  Additional paid-in capital...................................................    30,000,000
  Retained earnings............................................................     8,855,404
  Unrealized loss on securities available for sale, net........................    (1,593,879)
                                                                                 ------------
          Total stockholder's equity...........................................    37,361,525
                                                                                 ------------
          Total liabilities and stockholder's equity...........................  $559,655,956
                                                                                  ===========

          See accompanying notes to consolidated financial statements.

             BANK OF NORTH AMERICA BANCORP, INC., AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
               FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1995

                                                                          1996          1995
                                                                       -----------   ----------
                                                                             (UNAUDITED)
Interest income and fees
  Loans..............................................................  $ 8,383,828   $7,268,232
  Short-term investments.............................................      386,835      188,965
  Securities.........................................................    1,542,315    2,265,803
                                                                       -----------   ----------
          Total interest income......................................   10,312,978    9,723,000
                                                                       -----------   ----------
Interest expense
  Transaction accounts...............................................    1,072,492      956,317
  Time deposits......................................................    4,223,783    3,611,750
  Borrowings.........................................................      334,399      830,632
                                                                       -----------   ----------
          Total interest expense.....................................    5,630,674    5,398,699
                                                                       -----------   ----------
          Net interest income........................................    4,682,304    4,324,301
Provision for loan losses............................................      180,000       75,000
                                                                       -----------   ----------
          Net interest income after provision for loan losses........    4,502,304    4,249,301
                                                                       -----------   ----------
Non-interest income
  Service charges on deposits........................................      675,232      500,574
  Mortgage servicing income, net.....................................      273,207      392,161
  Gains on sales of loans, net.......................................      106,026      561,297
  Other..............................................................      126,257      101,865
                                                                       -----------   ----------
          Total non-interest income..................................    1,180,722    1,555,897
                                                                       -----------   ----------
Operating expenses
  Compensation and benefits..........................................    2,328,045    2,087,701
  Occupancy and equipment............................................      750,020      880,106
  Data processing....................................................      304,114      244,968
  Regulatory insurance and assessments...............................      298,863      276,570
  Office expenses....................................................      262,057      245,054
  Professional fees..................................................      147,133      157,602
  Marketing..........................................................      106,836      142,332
  Other intangible amortization......................................       25,050       25,050
  Other..............................................................      580,017      447,882
                                                                       -----------   ----------
          Total operating expenses...................................    4,802,135    4,507,265
                                                                       -----------   ----------
Income before income taxes...........................................      880,891    1,297,933
Income tax expense...................................................      325,930      426,126
                                                                       -----------   ----------
Net income...........................................................  $   554,961   $  871,807
                                                                        ==========    =========

          See accompanying notes to consolidated financial statements.

             BANK OF NORTH AMERICA BANCORP, INC., AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
 FOR THE YEAR ENDED DECEMBER 31, 1995 AND THE THREE MONTHS ENDED MARCH 31, 1996

                                                                            UNREALIZED
                                                                              LOSS ON
                                                ADDITIONAL                  SECURITIES
                                      COMMON      PAID-IN      RETAINED      AVAILABLE
                                      STOCK       CAPITAL      EARNINGS    FOR SALE, NET      TOTAL
                                     --------   -----------   ----------   -------------   -----------
                                                                (UNAUDITED)
Balance at December 31, 1994.......  $100,000   $30,000,000   $6,122,015      (1,507,071)  $34,714,944
  Change in unrealized loss on
     securities available for sale,
     net...........................        --            --           --       1,047,692     1,047,692
  Net income for the year ended
     December 31, 1995.............        --            --    2,178,428              --     2,178,428
                                     --------   -----------   ----------   -------------   -----------
Balance at December 31, 1995.......   100,000    30,000,000    8,300,443        (459,379)   37,941,064
  Change in unrealized loss on
     securities available for sale,
     net...........................        --            --           --      (1,134,500)   (1,134,500)
  Net income for the three months
     ended March 31, 1996..........        --            --      554,961              --       554,961
                                     --------   -----------   ----------   -------------   -----------
Balance at March 31, 1996..........  $100,000   $30,000,000   $8,855,404    $ (1,593,879)  $37,361,525
                                     ========    ==========    =========      ==========    ==========

          See accompanying notes to consolidated financial statements.

             BANK OF NORTH AMERICA BANCORP, INC., AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
               FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1995

                                                                        1996           1995
                                                                    ------------   ------------
Cash flows from operating activities:
  Net income......................................................  $    554,961   $    871,807
  Adjustments to reconcile net income to net cash provided (used)
     by operating activities:
     Amortization of mortgage loan servicing rights acquired......        97,000         73,000
     Other amortization and depreciation..........................       634,090        336,403
     Provision for loan losses....................................       180,000         75,000
     Proceeds from loan sales of loans held for sale..............     6,314,321     27,355,418
     Origination and purchase of loans held for sale..............    (6,018,825)    (1,441,180)
     Net realized gains on sales of loans.........................      (106,026)      (561,297)
  Changes in other assets and other liabilities:
     Accrued interest receivable, current income taxes and other
      assets......................................................       626,672        314,807
     Accrued interest payable and other liabilities...............      (467,916)       296,870
                                                                    ------------   ------------
  Net cash provided by operating activities.......................     1,814,277     27,320,828
                                                                    ------------   ------------
Cash flow from investing activities:
  Purchase of available for sale securities.......................   (10,081,094)            --
  Proceeds from sales of available for sale securities............            --      2,000,000
  Proceeds from maturities of available for sale securities.......       440,163        300,408
  Proceeds from maturities of held to maturity securities.........            --        238,471
  Net decrease in Federal Home Loan Bank of Atlanta stock.........            --        450,000
  Originations of loans...........................................   (42,465,687)   (39,325,218)
  Purchase of loans...............................................            --       (238,301)
  Proceeds from maturities of loans...............................    21,718,237     19,439,996
  Net purchases of premises and equipment.........................      (561,891)      (246,390)
  Proceeds from sale of foreclosed properties.....................       115,097        632,040
                                                                    ------------   ------------
  Net cash used by investing activities...........................   (30,835,175)   (16,748,994)
                                                                    ------------   ------------
Cash flows from financing activities:
  Net increase in deposits........................................     5,906,982     13,415,971
  Net increase (decrease) in securities sold under agreements to
     repurchase and short term other borrowings...................    10,168,122     (3,748,027)
  Repayments of long term other borrowings........................   (10,000,000)   (20,000,000)
                                                                    ------------   ------------
  Net cash provided (used) by financing activities................     6,075,104    (10,332,056)
                                                                    ------------   ------------
  Net increase (decrease) in cash and cash equivalents............   (22,945,794)       239,778
Cash and cash equivalents at beginning of period..................    51,459,842     20,706,491
                                                                    ------------   ------------
Cash and cash equivalents at end of period........................  $ 28,514,048   $ 20,946,269
                                                                     ===========    ===========
Supplemental disclosures of cash flow information:
  Cash paid during the period for:
     Interest.....................................................  $  5,695,504   $  5,484,393
                                                                     ===========    ===========
     Income taxes.................................................  $         --   $         --
                                                                     ===========    ===========
Supplemental non-cash investing and financing information:
  Transfers to foreclosed real estate.............................  $    421,324   $    983,989
                                                                     ===========    ===========
  Transfers to loans held for sale................................  $    296,600   $         --
                                                                     ===========    ===========

          See accompanying notes to consolidated financial statements.

              BANK OF NORTH AMERICA BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            MARCH 31, 1996 AND 1995

1. POTENTIAL SALE TO BANKATLANTIC, A FEDERAL SAVINGS BANK ("BANKATLANTIC").

     On April 9, 1996 Bank Atlantic entered into an agreement to acquire Bank of North America Bancorp, Inc. ("BNAB") for approximately $54 million in cash. BankAtlantic is a wholly owned subsidiary of BankAtlantic Bancorp, Inc., a unitary savings bank holding company. BNAB's primary asset is its wholly owned subsidiary, Bank of North America ("BNA"), a Florida chartered commercial bank. BNA has 13 branches, with 11 located in Broward County, and one each in Dade and Palm Beach counties.

     Closing of the acquisition is subject to certain conditions including receipt of all required regulatory approvals and is expected to occur in the fourth quarter of 1996.

2. BASIS OF FINANCIAL STATEMENT PRESENTATION.

     The accompanying unaudited financial information does not include all information and footnotes necessary for a fair presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles. However, the information furnished reflects all adjustments which are, in the opinion of management, necessary for a fair presentation of operating results for the interim periods. All such adjustments were of a normal and recurring nature.

     In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 121 ("FAS 121") which requires that long-lived assets and certain identifiable intangibles to be held by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

     FAS 121 is effective as of January 1, 1996, prospectively. BNAB believes that the adoption of this pronouncements did not have a significant impact on its results of operations or financial position.

3. MORTGAGE SERVICING RIGHTS.

     In May 1995 the FASB issued Statement of Financial Accounting Standard No. 122 ("FAS 122") which eliminated the accounting distinction between rights to service mortgage loans for others that are acquired through loan origination activities and those acquired through purchase transactions. FAS 122 requires an entity to recognize as separate assets rights to service mortgage loans for others, however those servicing rights are acquired. FAS 122 requires the periodic evaluation of capitalized mortgage servicing rights for impairment based on fair value. On January 1, 1996, this statement was implemented prospectively. The initial valuation of mortgage servicing rights ("MSR") are on an individual loan basis. During the three months ended March 31, 1996, BNAB did not capitalize any MSR's. Amortization of MSR's amounted to $97,000 and $73,000 for the three months ended March 31, 1996 and 1995, respectively. MSR's are amortized to expense using the level yield over the estimated life of the loan and continually adjusted for prepayments. The fair value of capitalized mortgage servicing rights at March 31, 1996 was estimated at $6.6 million. For the purpose of evaluating and measuring impairment of MSR's, BNAB stratifies those rights based on the predominant risk characteristics of the underlying loans. Upon implementation of FAS 122, no additional valuation allowance was required. Adjustments to the valuation allowance will be reflected in operations.

4. SALE OF INVESTMENT SECURITIES.

     During the month of April 1996, BNAB sold substantially all of its investment securities, resulting in a realized loss of $1.8 million net of applicable income taxes. Proceeds from the sale of approximately $103 million were used as follows: (a) $22 million to increase cash and cash equivalents; (b) $66 million to purchase U.S. Treasury securities with remaining maturities not exceeding two years; (c) $15 million to fund loan originations and to repay borrowings.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Bank of North America Bancorp, Inc.
  and subsidiaries:

     We have audited the accompanying consolidated statements of financial condition of Bank of North America Bancorp, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended December 31, 1995, 1994 and 1993. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bank of North America Bancorp, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for the years ended December 31, 1995, 1994 and 1993, in conformity with generally accepted accounting principles.

     As discussed in note 1(d), the Bank changed its method of accounting for investments to adopt the provisions of the Financial Accounting Standards Board's SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, at December 31, 1993.

January 11, 1996

             BANK OF NORTH AMERICA BANCORP, INC., AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                                           DECEMBER 31,
                                                                    ---------------------------
                                                                        1995           1994
                                                                    ------------   ------------
                                            ASSETS
Cash and due from banks...........................................  $ 14,605,787   $ 11,859,729
Interest bearing deposits with banks..............................    36,423,055      7,719,762
Federal funds sold and securities purchased under agreements to
  resell..........................................................       431,000      1,127,000
Securities available for sale.....................................   100,786,529     30,629,965
Securities held to maturity.......................................            --    116,593,447
Federal Home Loan Bank of Atlanta stock...........................     2,775,000      3,225,000
Loans held for sale (approximate market value: $2,732,000 and
  $26,403,000)....................................................     2,709,924     26,274,544
Loans receivable, net.............................................   376,781,652    326,222,418
Accrued interest receivable.......................................     4,026,657      3,939,323
Premises and equipment............................................     8,210,789      8,356,578
Cost of mortgage loan servicing rights acquired...................     2,277,000      2,619,566
Other intangible assets...........................................       204,051        304,251
Foreclosed real estate............................................     1,025,805      1,345,366
Deferred income taxes.............................................     1,502,866      2,087,828
Other assets......................................................     2,741,408      2,567,266
                                                                    ------------   ------------
          Total assets............................................  $554,501,523   $544,872,043
                                                                     ===========    ===========
                             LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities:
  Deposits:
     Non-interest bearing.........................................  $ 53,749,576   $ 47,876,926
     Interest bearing.............................................   439,962,733    390,808,368
                                                                    ------------   ------------
          Total deposits..........................................   493,712,309    438,685,294
  Securities sold under agreements to repurchase..................       820,473      5,372,769
  Other borrowings................................................    20,000,000     64,500,000
  Accrued interest payable........................................       662,203        744,901
  Other liabilities...............................................     1,365,474        854,135
                                                                    ------------   ------------
          Total liabilities.......................................   516,560,459    510,157,099
                                                                    ------------   ------------
Commitments and contingencies
Stockholder's equity:
  Common stock, $1.00 par value. Authorized, 5,000,000 shares;
     issued and outstanding 100,000 shares........................       100,000        100,000
  Additional paid-in capital......................................    30,000,000     30,000,000
  Retained earnings...............................................     8,300,443      6,122,015
  Unrealized loss on securities available for sale, net...........      (459,379)    (1,507,071)
                                                                    ------------   ------------
          Total stockholder's equity..............................    37,941,064     34,714,944
                                                                    ------------   ------------
          Total liabilities and stockholder's equity..............  $554,501,523   $544,872,043
                                                                     ===========    ===========

          See accompanying notes to consolidated financial statements.

             BANK OF NORTH AMERICA BANCORP, INC., AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                             FOR THE YEARS ENDED DECEMBER 31,
                                                          ---------------------------------------
                                                             1995          1994          1993
                                                          -----------   -----------   -----------
Interest income and fees
  Loans.................................................  $30,491,963   $27,035,132   $28,533,636
  Short-term investments................................    1,546,380       514,066       986,796
  Securities............................................    8,514,080     8,093,732     3,188,138
                                                          -----------   -----------   -----------
          Total interest income.........................   40,552,423    35,642,930    32,708,570
                                                          -----------   -----------   -----------
Interest expense
  Transaction accounts..................................    3,923,685     2,549,174     2,677,321
  Time deposits.........................................   16,755,725    14,297,037    14,010,768
  Borrowings............................................    2,336,889     2,245,418       383,535
                                                          -----------   -----------   -----------
          Total interest expense........................   23,016,299    19,091,629    17,071,624
                                                          -----------   -----------   -----------
          Net interest income...........................   17,536,124    16,551,301    15,636,946
Provision for loan losses...............................    1,150,000     1,105,000     2,050,000
                                                          -----------   -----------   -----------
          Net interest income after provision for loan
            losses......................................   16,386,124    15,446,301    13,586,946
                                                          -----------   -----------   -----------
Non-interest income
  Service charges on deposits...........................    2,234,489     1,409,455     1,074,566
  Mortgage servicing income (expense), net..............    1,368,939       813,682    (5,099,847)
  Gains on sales of loans, net..........................      957,077       142,036       629,360
  Securities transactions, net..........................      136,931        25,006     1,196,882
  Other.................................................      506,320       385,191       499,219
                                                          -----------   -----------   -----------
          Total non-interest income (expense)...........    5,203,756     2,775,370    (1,699,820)
                                                          -----------   -----------   -----------
Operating expenses
  Compensation and benefits.............................    8,674,567     8,029,031     7,884,864
  Occupancy and equipment...............................    3,274,140     3,042,683     2,799,367
  Data processing.......................................    1,022,109       866,850       934,529
  Regulatory insurance and assessments..................    1,128,452     1,084,152     1,119,894
  Office expenses.......................................      994,215       812,496       745,173
  Professional fees.....................................      781,507       588,150       743,432
  Marketing.............................................      524,813       471,515       312,131
  Other intangible amortization.........................      100,200       100,200       580,200
  Other.................................................    1,798,066     1,377,485     1,272,149
                                                          -----------   -----------   -----------
          Total operating expenses......................   18,298,069    16,372,562    16,391,739
                                                          -----------   -----------   -----------
Income (loss) before income taxes.......................    3,291,811     1,849,109    (4,504,613)
Income tax expense (credit).............................    1,113,383       492,588    (1,697,012)
                                                          -----------   -----------   -----------
Net income (loss).......................................  $ 2,178,428   $ 1,356,521   $(2,807,601)
                                                           ==========    ==========    ==========

          See accompanying notes to consolidated financial statements.

             BANK OF NORTH AMERICA BANCORP, INC., AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

                                                                          FOR THE YEARS ENDED DECEMBER 31,
                                                                    --------------------------------------------
                                                                        1995            1994           1993
                                                                    -------------   ------------   -------------
Cash flows from operating activities:
  Net income (loss)...............................................  $   2,178,428   $  1,356,521   $  (2,807,601)
  Adjustments to reconcile net income (loss) to net cash provided
    (used) by operating activities:
    Amortization of mortgage loan servicing rights acquired.......        342,566      1,087,758       7,372,024
    Other amortization and depreciation...........................      1,562,129      1,142,154         691,007
    Provision for loan losses.....................................      1,150,000      1,105,000       2,050,000
    Deferred tax benefit..........................................        (47,147)       (68,172)       (509,369)
    Proceeds from loan sales of loans held for sale...............     46,422,568      7,497,081      17,566,914
    Origination and purchase of loans held for sale...............    (22,623,506)   (12,230,459)    (22,373,224)
    Net realized gains on available for sale securities...........       (136,931)       (25,006)     (1,196,882)
    Net realized gains on sales of loans..........................       (957,077)      (142,036)       (629,360)
  Changes in other assets and other liabilities:
    Accrued interest receivable, current income taxes and other
      assets......................................................       (261,476)       322,948        (682,535)
    Accrued interest payable and other liabilities................        428,641         67,798         (35,809)
                                                                     ------------    -----------    ------------
  Net cash provided (used) by operating activities................     28,058,195        113,587        (554,835)
                                                                     ------------    -----------    ------------
Cash flow from investing activities:
  Purchase of available for sale securities.......................             --    (12,192,547)   (130,267,067)
  Proceeds from sales of available for sale securities............     36,744,498      6,684,402      95,745,533
  Proceeds from maturities of available for sale securities.......      3,160,569      3,181,930       9,482,093
  Purchases of held to maturity securities........................             --    (55,326,011)    (50,350,418)
  Proceeds from maturities of held to maturity securities.........      8,118,723      9,249,653      13,712,885
  Net (increase) decrease in Federal Home Loan Bank of Atlanta
    stock.........................................................        450,000         75,000        (179,200)
  Originations of loans...........................................   (124,309,814)   (75,372,844)    (49,830,223)
  Purchase of loans...............................................       (238,301)    (2,071,600)    (71,863,864)
  Proceeds from maturities of loans...............................     71,944,569     73,910,084      91,674,222
  Proceeds from sales of loans....................................             --             --      28,034,679
  Net purchases of premises and equipment.........................       (870,854)    (1,443,122)     (2,197,221)
  Proceeds from sale of foreclosed properties.....................      1,721,047      1,978,422       2,665,961
  Purchases of mortgage loan servicing rights.....................             --             --      (2,935,746)
                                                                     ------------    -----------    ------------
  Net cash used by investing activities...........................     (3,279,563)   (51,326,633)    (66,308,366)
                                                                     ------------    -----------    ------------
Cash flows from financing activities:
  Net increase (decrease) in deposits.............................     55,027,015     17,662,165     (45,225,652)
  Net increase (decrease) in securities sold under agreements to
    repurchase and short term other borrowings....................    (19,052,296)     9,872,769              --
  Proceeds from long term other borrowings........................             --     30,000,000      30,000,000
  Repayments of long term other borrowings........................    (30,000,000)            --              --
                                                                     ------------    -----------    ------------
  Net cash provided (used) by financing activities................      5,974,719     57,534,934     (15,225,652)
                                                                     ------------    -----------    ------------
  Net increase (decrease) in cash and cash equivalents............     30,753,351      6,321,888     (82,088,853)
Cash and cash equivalents at beginning of year....................     20,706,491     14,384,603      96,473,456
                                                                     ------------    -----------    ------------
Cash and cash equivalents at end of year..........................  $  51,459,842   $ 20,706,491   $  14,384,603
                                                                     ============    ===========    ============
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest......................................................  $  23,098,997   $ 18,713,682   $  17,018,377
                                                                     ============    ===========    ============
    Income taxes..................................................  $   1,144,000   $    550,000   $          --
                                                                     ============    ===========    ============
Supplemental non-cash investing and financing information:
  Transfers to foreclosed real estate.............................  $   2,420,335   $  3,100,660   $   2,126,810
                                                                     ============    ===========    ============
  Transfers to loans held for sale................................  $    (246,635)  $ 21,399,130   $ (10,407,627)
                                                                     ============    ===========    ============
  Transfers to securities available for sale......................  $ 108,248,811   $         --   $   4,848,166
                                                                     ============    ===========    ============
  Reclassification of allowance for purchased loans to discount
    and premium (See Note 1(e))...................................  $          --   $  2,400,000   $          --
                                                                     ============    ===========    ============

          See accompanying notes to consolidated financial statements.

             BANK OF NORTH AMERICA BANCORP, INC., AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                                                            UNREALIZED
                                                                          GAIN (LOSS) ON
                                              ADDITIONAL                    SECURITIES
                                    COMMON      PAID-IN      RETAINED       AVAILABLE
                                    STOCK       CAPITAL      EARNINGS     FOR SALE, NET       TOTAL
                                   --------   -----------   -----------   --------------   -----------
Balance at December 31, 1992.....  $100,000   $30,000,000   $ 7,573,095              --    $37,673,095
  Unrealized gain on securities
     available for sale, net.....        --            --            --          65,598         65,598
  Net loss for the year ended
     December 31, 1993...........        --            --    (2,807,601)             --     (2,807,601)
                                   --------   -----------   -----------   --------------   -----------
Balance at December 31, 1993.....   100,000    30,000,000     4,765,494          65,598     34,931,092
  Change in unrealized loss on
     securities available for
     sale, net...................        --            --            --      (1,572,669)    (1,572,669)
  Net income for the year ended
     December 31, 1994...........        --            --     1,356,521              --      1,356,521
                                   --------   -----------   -----------   --------------   -----------
Balance at December 31, 1994.....   100,000    30,000,000     6,122,015      (1,507,071)    34,714,944
  Change in unrealized loss on
     securities available for
     sale, net...................        --            --            --       1,047,692      1,047,692
  Net income for the year ended
     December 31, 1995...........        --            --     2,178,428              --      2,178,428
                                   --------   -----------   -----------   --------------   -----------
Balance at December 31, 1995.....  $100,000   $30,000,000   $ 8,300,443    $   (459,379)   $37,941,064
                                   ========    ==========    ==========     ===========     ==========

          See accompanying notes to consolidated financial statements.

             BANK OF NORTH AMERICA BANCORP, INC., AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1995, 1994 AND 1993

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

  (a) Principles of Consolidation

     The consolidated financial statements include the accounts of Bank of North America Bancorp, Inc. ("Company"), its wholly owned subsidiary Bank of North America ("the Bank"), and two non-bank subsidiaries. Bank of North America is a state-chartered commercial bank with offices in Dade, Broward and Palm Beach Counties, Florida. The two non-bank subsidiaries are inactive. All significant intercompany transactions and balances have been eliminated in consolidation.

  (b) Basis of Financial Statement Presentation

     The consolidated financial statements have been prepared in conformity with generally accepted accounting principles and with general practices within the banking industry. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated statement of financial condition and revenues and expenses for the year. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the next year relate to the determination of the allowance for loan losses, the carrying value of foreclosed real estate, and the carrying value of mortgage servicing rights.

  (c) Cash and Cash Equivalents

     Cash and cash equivalents include cash, due from banks, interest-bearing balances with banks, federal funds sold and securities purchased under agreements to resell. Cash and cash equivalents have maturities, at acquisition date, of three months or less.

  (d) Securities

     The Bank adopted the provisions of Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity (SFAS No. 115) at December 31, 1993. Upon adoption of SFAS No. 115, all securities previously classified as held for sale were designated as available for sale. The adoption of SFAS No. 115 resulted in an increase in the carrying value of investment securities available for sale of $105,175 and a corresponding increase in stockholder's equity of $65,598 and in deferred tax liability of $39,577.

     Under SFAS No. 115 the Bank classifies its debt and equity securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which the Bank has the ability and intent to hold the security until maturity. All other securities not included in trading or held-to-maturity are classified as available-for-sale.

     Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of stockholder's equity until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis.

     A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Premiums and discounts are amortized

             BANK OF NORTH AMERICA BANCORP, INC., AND SUBSIDIARIES or accreted over the life of the related security as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned.

     On November 15, 1995, the Financial Accounting Standards Board ("FASB") issued Special Report No. 155-B, A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities (the "Special Report"). Pursuant to the Special Report, the Bank was permitted to conduct a one-time reassessment of the classifications of all securities held at that time. Any reclassifications from the held-to-maturity category made in conjunction with that reassessment would not call into question an enterprises' intent to hold other debt securities to maturity in the future.

     The Bank undertook such a reassessment and, effective November 30, 1995, all securities then classified as held-to-maturity were reclassified as available for sale. On the effective date of the reclassification, the securities transferred had a carrying value of $108,249,000 and an estimated fair value of $107,211,000, resulting in a net reduction to stockholder's equity for the net unrealized loss of $647,000, after deducting applicable income taxes of $391,000.

  (e) Loan Purchases, Securitization and Sales

     Loans are stated at the unpaid principal balance net of unearned income and discounts and allowance for loan losses plus prepaid dealer reserves. Loan packages of primarily one to four family residential loans have been acquired through Federal Deposit Insurance Corporation ("FDIC") and Resolution Trust Corporation ("RTC") loan offerings and in private transactions. The purchase price of these loans is determined based upon factors such as credit quality, the type of loan product being offered and inherent market conditions at the time of purchase. Upon the purchase of these loan packages, an allocation of the purchase price is made among the allowance for loan losses and purchased discount or premium.

     The amount allocated to the allowance for loan losses is based on an evaluation of the estimated discounted credit losses to be incurred for the loans purchased. When loans are sold, gains or losses resulting from such sales are measured by using the cost basis allocated to such loans at the time of purchase, adjusted for amortization of premiums and accretion of discounts. Specific allowances for loan losses, which are identified as part of loans being sold, are included as part of the cost basis of such loans at time of sale. This cost allocation methodology is also utilized for purchased loans which are securitized.

     Effective December 31, 1994, a comprehensive evaluation was made of the allowance for loan losses originally established during 1993, 1992 and 1991 related to purchased one to four family residential loans. As a result of this evaluation, which included a review of historical losses on the purchased loans, the original estimates were revised. The effect of this change in estimate was to reduce the allowance for loan losses on purchased loans and to increase net unearned purchased discounts and premiums by $2,400,000. Beginning in 1995, the increased net unearned purchased discount was amortized as an adjustment to the related loans' yield over the estimated remaining lives of those loans.

     The Bank classifies loans which it intends to sell or securitize and sell as loans held for sale. These loans are carried at the aggregate of lower of cost or market. At December 31, 1995, loans held for sale consisted of originated residential loans. At December 31, 1994 loans held for sale consisted of purchased consumer loans with a carrying value of approximately $25.8 million, and originated residential loans.

  (f) Allowance for Loan Losses

     The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. Management believes that the allowance for loan losses is adequate; however, regulatory agencies, as an

             BANK OF NORTH AMERICA BANCORP, INC., AND SUBSIDIARIES integral part of their examination process, periodically review the allowance for losses on loans. Such agencies may require the recognition of additions or reductions to the allowance based on their judgement of information available at the time of their examination.

     The Bank adopted the provisions of Statement of Financial Accounting Standard No. 114, Accounting by Creditors for Impairment of a Loan, as amended by SFAS No. 118, Accounting by Creditors for Impairment of a Loan -- Income Recognition and Disclosure, ("SFAS No. 114") on January 1, 1995. The provisions of SFAS No. 114 did not have a significant impact on financial condition or results of operations upon adoption. Management, considering current information and events regarding the borrowers ability to repay their obligations, considers a loan to be impaired when it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. When a loan is considered to be impaired, the amount of the impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or at the fair value of collateral, if the loan is collateral dependent. Impairment losses and changes in estimates to the impairment losses are included in the allowance for loan losses through a provision for loan losses. The Bank recognizes interest income on impaired loans on a cash basis. Prior periods have not been restated.

  (g) Loan Interest Income Recognition

     Interest income on commercial and real estate mortgage loans is recognized as earned based upon the principal amounts outstanding. Interest income on installment loans is recognized using a method which approximates the interest method. Loans are placed on non-accrual status when management believes that interest on such loans may not be collected in the normal course of business or when the loans become ninety days delinquent, whichever is earlier. Premiums and discounts on purchased loans are amortized or accreted using the level yield method.

  (h) Loan Fees

     Loan origination, prepaid dealer reserves, certain other fees and certain direct loan origination costs are being deferred and the net amount is being amortized as an adjustment to the related loan's yield, generally over the contractual life of the related loans, or if the related loan is held for sale, until the loan is sold. Fees received in connection with loan commitments are deferred until the loan is advanced and are then recognized over the term of the loan as an adjustment of the yield. Fees on commitments that expire unused are recognized in other non-interest income at expiration.

  (i) Mortgage Loan Servicing Rights

     The Bank services mortgage loans for investors. These mortgage loans serviced are not included in the accompanying consolidated statements of financial condition. Loan servicing fees are based on a stipulated percentage of the outstanding loan principal balances being serviced and are recognized as income when related loan payments from mortgagors are collected. Loan servicing costs are charged to expense using the level yield method over the estimated life of the loan, and continually adjusted for prepayments. Management evaluates the carrying value of purchased mortgage servicing rights by estimating the future net servicing income of the portfolio on a discounted basis, based on estimates of the remaining loan lives.

     In May 1995 the FASB issued Statement of Financial Accounting Standards No. 122, Accounting for Mortgage Servicing Rights, ("SFAS No. 122") which would eliminate the accounting distinction between rights to service mortgage loans for others that are acquired through loan origination activities and those acquired through purchase transactions. SFAS No. 122 requires an entity to recognize rights to service mortgage loans for others or rights to service mortgage loans originated as separate assets, however acquired, for transactions in which the Bank has sold the loan and retained the servicing rights. This statement is to be

             BANK OF NORTH AMERICA BANCORP, INC., AND SUBSIDIARIES applied prospectively effective on January 1, 1996. Retroactive application is prohibited. Upon adoption, SFAS No. 122 is not expected to have a material effect on results of operations or financial condition.

  (j) Premises and Equipment

     Land is carried at cost. Bank premises, furniture and equipment, and leasehold improvements are carried at cost, less accumulated depreciation and amortization, computed principally by the straight-line method.

  (k) Income Taxes

     The operating results of the Company and its subsidiaries are included in consolidated federal and state income tax returns. Each subsidiary pays its allocation of income taxes to the Company, or receives payment from the Company to the extent that tax benefits are realized based on amounts computed as if each subsidiary was an individual company.

     Effective January 1, 1993, Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, ("SFAS No. 109") was adopted prospectively. The adoption of SFAS No. 109 changes the method of accounting for income taxes from the deferred method to an asset and liability approach. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are required to be reduced by a valuation allowance to the extent that, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized.

     The adoption of SFAS No. 109 on January 1, 1993 did not have a significant impact on financial condition or results of operations.

  (l) Other Intangible Assets

     Excess cost over fair value of assets acquired of $82,283 and $123,983 at December 31, 1995 and 1994, respectively, is amortized on a straight-line basis over a seven year period . Remaining core deposit premium of $121,768 and $180,268 at December 31, 1995 and 1994, respectively, is being amortized over its estimated remaining economic life of approximately 2 years at December 31, 1995.

  (m) Foreclosed Real Estate

     Real estate properties acquired through, or in lieu of, foreclosure are initially recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of (1) cost or (2) fair value minus estimated costs to sell. Revenue and expenses from operations and adjustments of the fair value are included in earnings. Foreclosed real estate is not depreciated.

  (n) Reclassifications

     Certain amounts for prior years have been reclassified to conform with financial statement presentations for 1995.

             BANK OF NORTH AMERICA BANCORP, INC., AND SUBSIDIARIES

2. SECURITIES

     Securities available for sale consist of the following:

                                 DEBT SECURITY MATURITIES
              --------------------------------------------------------------                                           CARRYING
                               AFTER 1 YEAR   AFTER 5 YEARS                       TOTAL         GROSS UNREALIZED        VALUE
AT DECEMBER                      THROUGH         THROUGH                        AMORTIZED     --------------------    (ESTIMATED
  31, 1995    1 YEAR OR LESS     5 YEARS        10 YEARS      AFTER 10 YEARS       COST        GAINS      LOSSES     FAIR VALUE)
- ------------  --------------   ------------   -------------   --------------   ------------   --------   ---------   ------------
Debt
 securities
 U.S.
 Treasury...   $  4,999,638    $        --     $        --      $       --     $  4,999,638   $     --   $ (19,169)  $  4,980,469
 U.S.
  Government
 agencies...             --      2,999,585              --              --        2,999,585     27,134          --      3,026,719
 Municipal
   bonds....        414,810      1,677,890       3,602,944              --        5,695,644     13,910     (30,919)     5,678,635
 Corporate
   bonds....             --     17,792,560       3,508,520              --       21,301,080     14,922     (97,505)    21,218,497
 Mortgage-backed
   securities...  9,503,118     25,727,096      27,127,861       4,169,046       66,527,121     92,536    (737,448)    65,882,209
               ------------    -----------     -----------      ----------     ------------   --------   ---------   ------------
    Total...   $ 14,917,566    $48,197,131     $34,239,325      $4,169,046     $101,523,068   $148,502   $(885,041)  $100,786,529
               ============    ===========     ===========      ==========     ============   =========  =========   ============

                               DEBT SECURITY MATURITIES
                --------------------------------------------------------                                              CARRYING
 AT                          AFTER 1 YEAR AFTER 5 YEARS                               TOTAL       GROSS UNREALIZED      VALUE
DECEMBER                       THROUGH      THROUGH                       EQUITY    AMORTIZED   -------------------  (ESTIMATED
31, 1994      1 YEAR OR LESS   5 YEARS     10 YEARS     AFTER 10 YEARS SECURITIES     COST      GAINS     LOSSES    FAIR VALUE)
- --------      -------------- ------------ ------------- -------------- ---------- ------------ -------- ----------- ------------
Debt
securities...
U.S.
Government
   agencies...   $2,000,000  $      --     $2,000,000   $     --       $   --      $ 4,000,000  $   --   $  (127,153) $ 3,872,847
 Corporate
  bonds...            --            --      2,191,460         --           --        2,191,460      --      (223,332)   1,968,128
 Mortgage-backed
   securities...  1,158,302   11,049,631    3,744,088    2,307,433         --       18,259,454      --    (1,206,713)  17,052,741
U.S.
Government
 agency
 equity
 securities...         --           --           --           --        8,595,391    8,595,391      --      (859,142)   7,736,249
                 ----------  -----------   ----------   ----------     ----------  -----------  -------- -----------  -----------
       Total...  $3,158,302  $11,049,631   $7,935,548   $2,307,433     $8,595,391  $33,046,305  $   --   $(2,416,340) $30,629,965
                 ==========  ===========   ==========   ==========     ==========  ===========  ======== ===========  ===========

     Securities held to maturity at December 31, 1994 are presented below. All securities were classified as available for sale at December 31, 1995.

                                 DEBT SECURITY MATURITIES
                 ---------------------------------------------------------
 AT                 AFTER 1 YEAR AFTER 5 YEARS                                  TOTAL           GROSS UNREALIZED
DECEMBER              THROUGH      THROUGH                                  CARRYING VALUE   ----------------------   ESTIMATED
31, 1994          1 YEAR OR LESS   5 YEARS      10 YEARS    AFTER 10 YEARS (AMORTIZED COST)   GAINS       LOSSES      FAIR VALUE
- --------         -------------- ------------ ------------- -------------- ----------------   ------     -----------   ----------
U.S.Treasury...  $7,001,796     $ 4,998,701  $      --      $      --      $ 12,000,497     $    --    $   (278,778)  $ 11,721,719
U.S.
Government
 agencies...           --         2,999,398         --             --         2,999,398          --        (186,273)     2,813,125
Municipal
 bonds...           259,966       1,737,758    2,904,160      1,145,628       6,047,512          --        (441,501)     5,606,011
Corporate
 bonds...              --         9,721,550    9,635,815           --        19,357,365          --      (2,018,003)    17,339,362
Mortgage-backed
 securities...    1,041,743      20,152,544   25,642,776     29,351,612      76,188,675          --      (7,802,067)    68,386,608
                 ----------     -----------  -----------    -----------    ------------     ---------  ------------   ------------
       Total...  $8,303,505     $39,609,951  $38,182,751    $30,497,240    $116,593,447     $    --    $(10,726,622)  $105,866,825
                 ==========     ===========  ===========    ===========    ============     =========  ============   ============

     Expected maturities of mortgage-backed securities will differ from contractual maturities since borrowers generally have the right to prepay obligations without penalty. The maturity distribution of mortgage-backed securities is based on their expected maturities based on information available at December 31, 1995 and 1994.

     Gross gains resulting from the disposition of securities available for sale amounted to $211,036, $25,006, and $1,196,882 during 1995, 1994 and 1993, respectively. Gross losses amounted to $74,105 during 1995. There were no losses on securities available for sale during 1994 or 1993.

     Investment securities with carrying values of $607,617 and $610,172 were pledged as required by government regulation as of December 31, 1995 and 1994, respectively. In addition, at December 31, 1995 and

             BANK OF NORTH AMERICA BANCORP, INC., AND SUBSIDIARIES

1994, investment securities with carrying values of $830,021 and $30,977,697, respectively, were pledged to secure securities sold under agreements to repurchase and other short-term borrowings.

3. LOANS

     The composition of loans is summarized as follows:

                                                                       DECEMBER 31,
                                                                ---------------------------
                                                                    1995           1994
                                                                ------------   ------------
    Real estate -- residential................................  $229,005,786    238,150,292
    Real estate -- commercial.................................    47,216,816     37,346,130
    Commercial................................................    30,174,139     16,177,208
    Consumer..................................................    74,859,096     42,400,631
    Overdrafts................................................       598,985        102,421
                                                                ------------   ------------
              Subtotal........................................   381,854,822    334,176,682
    Add: prepaid dealer reserve...............................     3,746,096      1,731,182
    Less: net deferred loan fees..............................      (452,078)      (484,788)
    Less: net purchased discounts and premiums (See Note
      1(e))...................................................    (2,866,041)    (3,354,662)
    Less: allowance for loan losses...........................    (5,501,147)    (5,845,996)
                                                                ------------   ------------
              Loans, net......................................  $376,781,652    326,222,418
                                                                 ===========    ===========

     At December 31, 1995 and 1994, approximately $3,914,000 and $3,989,000, respectively, of loans were on non-accrual status. Interest related to non-accrual loans, determined in accordance with the original contractual terms for the years ended December 31, 1995, 1994 and 1993, amounted to approximately $307,000, $343,000 and $531,000, respectively . Interest collected on such loans and included in the results of operations during 1995, 1994 and 1993 amounted to approximately $211,000, $133,000 and $314,000, respectively.

     The Bank adopted SFAS No. 114 effective January 1, 1995. All loans on non-accrual status are considered to be impaired loans for purposes of SFAS No.
114. At December 31, 1995, the Bank's recorded investment in impaired loans was approximately $3.9 million. Of the total impaired loans, approximately $2.0 million in principal balance had related specific allowance for loan losses of approximately $753,000. Average impaired loans for 1995 were approximately $3.4 million.

4. ALLOWANCE FOR LOAN LOSSES

     An analysis of the allowance for loan losses is presented below:

                                                         FOR THE YEARS ENDED DECEMBER 31,
                                                      ---------------------------------------
                                                         1995          1994          1993
                                                      -----------   -----------   -----------
    Balance, beginning of year......................  $ 5,845,996   $ 8,434,497   $ 6,214,414
    Provision for loan losses.......................    1,150,000     1,105,000     2,050,000
    Allowance for loan losses for purchased loans...           --            --     1,252,335
    Reclassification of allowance for purchased
      loans to discount and premium (See Note
      1(e)).........................................           --    (2,400,000)           --
    Loan sales......................................     (476,000)           --       (17,358)
    Charge-offs.....................................   (1,331,811)   (1,498,237)   (1,465,438)
    Recoveries......................................      312,962       204,736       400,544
                                                      -----------   -----------   -----------
              Balance, end of year..................  $ 5,501,147   $ 5,845,996   $ 8,434,497
                                                       ==========    ==========    ==========

             BANK OF NORTH AMERICA BANCORP, INC., AND SUBSIDIARIES

5. PREMISES AND EQUIPMENT

     Premises and equipment are summarized as follows:

                                                                        DECEMBER 31,
                                                                  -------------------------
                                                                     1995          1994
                                                                  -----------   -----------
    Land, building and improvements.............................  $ 6,603,827   $ 6,408,645
    Leasehold improvements......................................    1,010,319     1,021,195
    Furniture, fixtures and equipment...........................    3,805,526     3,336,839
                                                                  -----------   -----------
      Subtotal..................................................   11,419,672    10,766,679
    Accumulated depreciation and amortization...................    3,208,883     2,410,101
                                                                  -----------   -----------
    Premises and equipment, net.................................  $ 8,210,789   $ 8,356,578
                                                                   ==========    ==========

     The Bank is obligated under operating leases for office premises and equipment. At December 31, 1995, the total remaining minimum lease commitments were as follows:

YEAR ENDING DECEMBER 31,
- ------------------------
         1996.......................................................  $1,406,000
         1997.......................................................     622,000
         1998.......................................................     292,000
         1999.......................................................     209,000
                                                                      ----------
                                                                      $2,529,000
                                                                       =========

     Rent expense for the years ended December 31, 1995, 1994 and 1993 was approximately $1,433,000, $1,422,000, and $1,287,000, respectively, and is included in occupancy and equipment expense.

     In connection with a lease for the Bank's corporate offices, a letter of credit with a redemption value of $97,500 at December 31, 1995 was issued by the Bank in favor of the owner of such premises.

     The Bank is lessor under operating leases for office premises. The building being leased had cost and carrying a value of approximately $5.5 million and $5.2 million at December 31, 1995, respectively. Minimum future rentals on leases as of December 31, 1995 were as follows:

YEAR ENDING DECEMBER 31,
- ------------------------
         1996........................................................  $235,000
         1997........................................................   130,000
         1998........................................................    76,000
         1999........................................................    54,000
                                                                       --------
                                                                       $495,000
                                                                       ========

             BANK OF NORTH AMERICA BANCORP, INC., AND SUBSIDIARIES

NOTE 6. DEPOSITS

     Deposits are summarized as follows:

                                                                       DECEMBER 31,
                                                                ---------------------------
                                                                    1995           1994
                                                                ------------   ------------
    Non-interest bearing:
      Customers...............................................  $ 49,786,586   $ 46,764,273
      Official checks.........................................     3,962,990      1,112,653
    Savings...................................................    66,271,833     28,735,724
    NOW.......................................................    41,836,493     32,369,618
    Money market..............................................    40,893,238     53,780,385
    Certificates of deposit...................................   290,961,169    275,922,641
                                                                ------------   ------------
              Total deposits..................................  $493,712,309   $438,685,294
                                                                 ===========    ===========

     As of December 31, 1995 and 1994, the Bank held certificates of deposit of $100,000 or more of approximately $48.5 million and $43.4 million, respectively. The interest expense on certificates of deposit of $100,000 or more amounted to approximately $2,654,000, $2,230,000 and $1,969,000, during the years ended December 31, 1995, 1994 and 1993, respectively.

     The following table sets forth the amount and maturities of certificates of deposits as of December 31, 1995:

                                                                         AMOUNT
                                        AMOUNT DUE DURING               DUE AFTER
                                    YEARS ENDING DECEMBER 31,           DECEMBER
                             ---------------------------------------       31,
                                 1996          1997          1998         1998          TOTAL
                             ------------   -----------   ----------   -----------   ------------
    2.00% to 3.00..........  $    285,848   $        --   $       --   $        --   $    285,848
    3.01% to 4.00..........     7,801,947       869,932      292,158            --      8,964,037
    4.01% to 5.00..........    35,352,395     1,538,263      859,708       652,254     38,402,620
    5.01% to 6.00..........    66,954,442    12,674,703    4,455,642       890,217     84,975,004
    6.01% to 7.00..........    57,102,695    48,000,993      403,398     9,334,155    114,841,241
    7.01% to 8.00..........    23,761,812    15,310,625           --     4,419,982     43,492,419
                             ------------   -----------   ----------   -----------   ------------
              Total........  $191,259,139   $78,394,516   $6,010,906   $15,296,608   $290,961,169
                              ===========    ==========    =========    ==========    ===========

NOTE 7. SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

     Securities sold under agreements to repurchase are summarized as follows:

                                                          1995         1994          1993
                                                       ----------   -----------   -----------
    Balance at December 31...........................  $  820,473   $ 5,372,769   $        --
    Average balance for the year.....................   2,109,748     3,409,404            --
    Maximum amount outstanding at any month end
      during the year................................   2,588,114    15,007,773            --
    Average interest rate:
      During the year................................        5.71%         4.35%           --
      At December 31.................................        5.17          5.70            --

     At December 31, 1995 and 1994, the Bank had sold mortgage-backed securities and United States treasury securities under agreements to repurchase those same securities, with maturities ranging from one to thirty days. The Bank sells securities under agreements to repurchase to its customers and to major securities dealers. Securities sold to customers are maintained under the Bank's control. Securities sold to dealers are

             BANK OF NORTH AMERICA BANCORP, INC., AND SUBSIDIARIES maintained in safekeeping by those dealers for the Bank's benefit. At December 31, 1994, securities sold under agreements to repurchase with the investment firm of Goldman, Sachs & Co. were $4.0 million.

8. OTHER BORROWINGS

     Other borrowings consist of Federal Home Loan Bank of Atlanta ("FHLB") advances of a short-term nature and advances with original maturities in excess of one year. Short-term FHLB advances are summarized as follows:

                                                       1995           1994           1993
                                                    -----------    -----------    -----------
    Balance at December 31........................  $        --    $14,500,000    $10,000,000
    Average balance for the year..................    6,121,636     10,471,557      3,748,219
    Maximum amount outstanding at any month end
      during the year.............................   20,000,000     18,000,000     22,500,000
    Average interest rate:
      During the year.............................         6.30%          4.14%          3.21%
      At December 31..............................           --           6.42           3.50

     FHLB advances with original maturities in excess of one year are summarized as follows:

                                                                        DECEMBER 31,
                                                                  -------------------------
                                                                     1995          1994
                                                                  -----------   -----------
    Floating rate advance, based on 3-month LIBOR, due 1995.....  $        --   $10,000,000
    Floating rate advance, based on 3-month LIBOR, due 1996.....   10,000,000    10,000,000
    3.78% advance, due 1995.....................................           --    10,000,000
    3.97% advance, due 1995.....................................           --    10,000,000
    7.51% advance, due 1996.....................................    5,000,000     5,000,000
    7.73% advance, due 1997.....................................    5,000,000     5,000,000
                                                                  -----------   -----------
              Total.............................................  $20,000,000   $50,000,000
                                                                   ==========    ==========

     The Bank has been advised by the FHLB that it has a total credit availability of $100 million with maturities of up to 10 years. The FHLB credit availability does not represent a firm commitment by the FHLB. Rather, it is the FHLB's assessment of what the Bank could borrow given the Bank's current financial condition. The credit availability is subject to change at any time based upon the Bank's financial condition and that of the FHLB, as well as changes in FHLB policies or Congressional mandates. At December 31, 1995, the Bank's available credit from the FHLB was $80 million.

     In connection with its borrowings from the FHLB, the Bank is required to own FHLB stock with a par value equal to at least five percent of total advances outstanding. At December 31, 1995, the Bank's investment in FHLB stock had a par and carrying value of $2,775,000, and was automatically pledged against FHLB advances. Advances from the FHLB are secured by eligible investment securities or first mortgage loans. Generally, short-term FHLB advances are secured by pledging and delivering specific investment security collateral under terms and at rates comparable to those available in the repurchase agreement market. All other FHLB advances are secured by a blanket floating lien on the Bank's residential, one-to-four family first mortgage loans. For advances secured by the blanket floating lien, the Bank is not required to specifically identify, deliver, or otherwise segregate first mortgage loans pledged as collateral for advances, but must maintain eligible first mortgage loan collateral equal to approximately 133% of outstanding advances, or approximately $27 million at December 31, 1995.

             BANK OF NORTH AMERICA BANCORP, INC., AND SUBSIDIARIES

NOTE 9. INCOME TAXES

     Income tax expense (credit) reflected in the consolidated statements of operations for 1995, 1994 and 1993 is detailed below:

                                                              FOR THE YEARS ENDED DECEMBER 31,
                                                            ------------------------------------
                                                               1995        1994         1993
                                                            ----------   ---------   -----------
Current tax expense (credit):
  Federal.................................................  $1,053,600   $ 560,760   ($1,187,643)
  State...................................................     106,930          --            --
                                                            ----------   ---------   -----------
          Total current...................................   1,160,530     560,760    (1,187,643)
                                                            ----------   ---------   -----------
Deferred tax expense (benefit):
  Federal.................................................    (103,991)   (154,531)     (274,861)
  State...................................................      56,844      86,359      (234,508)
                                                            ----------   ---------   -----------
          Total deferred..................................     (47,147)    (68,172)     (509,369)
                                                            ----------   ---------   -----------
          Total income tax expense (credit)...............  $1,113,383   $ 492,588   ($1,697,012)
                                                             =========   =========    ==========

     The actual income tax rate differs from the "expected" income tax rate (the U.S. Federal corporate tax rate of 34%) for 1995, 1994 and 1993 as follows:

                                                                          FOR THE YEARS ENDED
                                                                             DECEMBER 31,
                                                                        -----------------------
                                                                        1995     1994     1993
                                                                        ----     ----     -----
Tax at federal statutory rate.........................................  34.0%    34.0%    (34.0)%
State income tax, net of federal benefit..............................   3.3      1.7      (3.6)
Amortization of intangibles...........................................   0.7      1.3       2.3
Corporate dividend exclusion..........................................  (2.5)    (6.9)     (2.3)
Tax-exempt interest...................................................  (2.1)    (3.6)     (0.3)
Other, net............................................................   0.4      0.1       0.2
                                                                        ----     ----     -----
  Total income tax expense (credit)...................................  33.8%    26.6%    (37.7)%
                                                                        ====     ====     =====

             BANK OF NORTH AMERICA BANCORP, INC., AND SUBSIDIARIES

     Approximate temporary differences between financial statement carrying amounts and tax basis of assets and liabilities that give rise to significant portions of the net deferred tax asset at December 31, 1995 and 1994 are as follows:

                                                                         DECEMBER 31,
                                                                    -----------------------
                                                                       1995         1994
                                                                    ----------   ----------
    Deferred tax assets:
      Provision for loan losses...................................  $1,427,558   $1,262,251
      Unrealized loss on securities available for sale............     277,160      909,269
      Intangible asset amortization...............................     223,568      266,052
      Depreciation................................................     117,858       63,075
      Loan fees...................................................     108,035      121,573
      Delinquent interest reserve.................................      80,351      188,950
      State tax net operating loss carry forward..................          --       74,645
      Other.......................................................      68,685       35,255
                                                                    ----------   ----------
    Gross deferred tax assets.....................................   2,303,215    2,921,070
         Valuation allowance......................................          --           --
                                                                    ----------   ----------
         Net deferred tax assets..................................   2,303,215    2,921,070
                                                                    ----------   ----------
    Deferred tax liabilities:
      Intangible asset amortization...............................     362,352      351,345
      Purchased loans.............................................     291,683      363,002
      Stock dividends.............................................      91,223      107,659
      Other.......................................................      55,091       11,236
                                                                    ----------   ----------
              Total deferred tax liabilities......................     800,349      833,242
                                                                    ----------   ----------
              Deferred tax assets, net............................  $1,502,866   $2,087,828
                                                                     =========    =========

     An analysis of the changes in the net deferred tax asset is presented below:

                                                                         FOR THE YEAR
                                                                      ENDED DECEMBER 31,
                                                                    -----------------------
                                                                       1995         1994
                                                                    ----------   ----------
    Balance, beginning of year....................................  $2,087,828   $1,070,810
    Deferred tax benefit..........................................      47,147       68,172
    Change in unrealized loss on securities available for sale....    (632,109)     948,846
                                                                    ----------   ----------
              Balance, end of year................................  $1,502,866   $2,087,828
                                                                     =========    =========

10. CREDIT COMMITMENTS

     The Bank has outstanding at any time a significant number of commitments to extend credit. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the loan commitment contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. Each customer's credit worthiness is evaluated on an individual basis and the amount of collateral required, if deemed necessary, is based on management's credit evaluation. As of December 31, 1995 and 1994, there were approximately $39.6 million and $34.4 million, respectively of commitments to extend credit, generally with terms of up to 90 days. Commitments at December 31, 1995 and 1994 include approximately $5.8 million and $12.4 million in fixed rate commitments, respectively.

             BANK OF NORTH AMERICA BANCORP, INC., AND SUBSIDIARIES

     Loan commitments have off-balance-sheet credit risk because only origination fees and accruals for probable losses are recognized in the statement of financial position until the commitments are fulfilled. Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted. The credit risk amounts are equal to the contractual amounts, assuming that the amounts are fully advanced and that the collateral or other security is of no value.

     The Bank's policy with regard to collateral-dependent loans is to require customers to provide collateral prior to the disbursement of approved loans. For consumer loans, the Bank usually retains a security interest in the property or products financed, which provides repossession rights in the event of default by the customer. For commercial loans and financial guarantees, collateral is usually in the form of inventory or marketable securities (held in trust) or real estate (notations on title).

     Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. At December 31, 1995 and 1994, there were approximately $2.2 million and $574,000, respectively, of standby letters of credit outstanding with maturities of up to one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds certificates of deposit as collateral supporting those commitments for which collateral is deemed necessary. The extent of collateral held for those commitments at December 31, 1995 and 1994 varies from unsecured to 100 percent.

     The Bank has not incurred any losses on its commitments in either 1995 or 1994.

11. CONCENTRATIONS OF CREDIT RISK

     Concentrations of credit risk (whether on or off balance sheet) arising from financial instruments exist in relation to certain groups of customers. A group concentration arises when a number of customers have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Bank does not have a significant exposure to any individual customer. The major concentrations of credit risk for the Bank arise by customer type in relation to loans and credit commitments, as shown in the following table. A geographic concentration arises because the Bank operates primarily in Florida, where a majority of loan customers and related collateral are located.

                                                           COMMERCIAL
                                             RESIDENTIAL      REAL
                                             REAL ESTATE     ESTATE     COMMERCIAL   CONSUMER    TOTAL
                                             -----------   ----------   ----------   --------   --------
                                                                   (IN THOUSANDS)
CREDIT RISK:
December 31, 1995
Loans......................................   $ 245,646     $ 38,167     $ 30,174    $70,578    $384,565
Credit commitments.........................      20,327        1,870       19,612         17      41,826
                                              ---------     --------     --------    -------    --------
                                              $ 265,973     $ 40,037     $ 49,786    $70,595    $426,391
                                              =========     ========     ========    =======    ========

                                                           COMMERCIAL
                                             RESIDENTIAL      REAL
                                             REAL ESTATE     ESTATE     COMMERCIAL   CONSUMER    TOTAL
                                             -----------   ----------   ----------   --------   --------
                                                                   (IN THOUSANDS)
CREDIT RISK:
December 31, 1994
Loans......................................   $ 244,966     $ 34,908     $ 16,177    $64,400    $360,451
Credit commitments.........................      18,849        8,412        7,577        105      34,943
                                              ---------     --------     --------    -------    --------
                                              $ 263,815     $ 43,320     $ 23,754    $64,505    $395,394
                                              =========     ========     ========    =======    ========

     The credit risk amounts represent the maximum accounting loss that would be recognized at the reporting date if customers failed completely to perform as contracted and any collateral or security proved to

             BANK OF NORTH AMERICA BANCORP, INC., AND SUBSIDIARIES be of no value. The Bank has experienced little difficulty in accessing collateral when required. The amounts of credit risk shown, therefore, greatly exceed expected losses, which are included in the allowance for loan losses.

12. COMMITMENTS AND CONTINGENCIES

     In the ordinary course of business, the Bank has various outstanding commitments and contingent liabilities that are not reflected in the accompanying consolidated financial statements. In addition, the Bank is involved in various claims and legal actions arising in the ordinary course of business. The outcome of these claims and actions are not presently determinable, however, in the opinion of the Bank's management, after consulting with their legal counsel, the ultimate disposition of these matters will not have a material adverse effect on the consolidated financial statements.

     Because of the legal structure of its acquisitions, the Bank pays deposit insurance premiums to the FDIC's Savings Association Insurance Fund ("SAIF"). The majority of commercial banks pay such premiums to the FDIC's Bank Insurance Fund ("BIF"). The SAIF and the BIF previously assessed deposit insurance premiums at the same rate. However, effective September 30, 1995, the FDIC reduced the minimum assessment rate applicable to BIF deposits, but not SAIF deposits, from 23 basis points of covered deposits to four basis points of covered deposits and will further reduce the BIF rate to zero effective January 1, 1996. This disparity in assessment rates may place the Bank at a competitive disadvantage to institutions whose deposits are exclusively or primarily BIF-insured (such as most commercial banks). Congress has proposed legislation intended to recapitalize the SAIF and substantially bridge the assessment rate disparity. As currently drafted, the Bank believes that it would be subject to a one-time assessment estimated to be 80 basis points of covered deposits as of March 31, 1995 and would subsequently pay a substantially reduced assessment rate. Further, the Bank believes that the assessment would be reduced by 20% based on the Bank's status as a "de novo sasser bank", as defined by the proposed legislation. Should this legislation be enacted in its current form, the Bank believes that its one-time assessment would result in a pre-tax charge of $2.8 million and would be payable within 60 days after enactment of the legislation. There is no assurance, however, that the proposed legislation, or any other related legislation, will be enacted. Further, the legislation could be materially modified prior to enactment. Accordingly, no provision has been made in these financial statements for the proposed one-time assessment.

13. EMPLOYEE BENEFIT PLAN

     The Bank sponsors a defined contribution 401(k) retirement savings plan ("Plan"). The Plan provides for certain contributions made by employees to be matched by the Bank. Substantially all full-time employees with one year of service can participate in the Plan. During 1995, 1994 and 1993, Bank contributions to the Plan and Plan administrative expenses paid by the Bank amounted to approximately $122,000, $109,000, and $123,000 respectively.

14. RELATED PARTY TRANSACTIONS

     The Bank is a party to a loan subservicing agreement with a mortgage servicing company owned by the Company's stockholder ("Loan Servicer"). The agreement is under market terms and conditions and covers subservicing of one to four family residential loans which the Bank owns or for which the Bank has purchased servicing rights. The agreement can be cancelled by either party after ninety days written notification. During 1995, 1994 and 1993, the Bank paid approximately $619,000, $741,000 and $907,000, respectively, in servicing fees to the Loan Servicer. At December 31, 1995 and 1994, approximately $487.9 million and $526.3 million, respectively, in loans were being serviced pursuant to the loan subservicing agreement.

             BANK OF NORTH AMERICA BANCORP, INC., AND SUBSIDIARIES

     The Loan Servicer has advised the Bank that, in the first quarter of 1996, the Loan Servicer will cease operations. Accordingly, the Bank has entered into a new subservicing agreement with an unaffiliated mortgage servicer. Conversion to the new subservicer is scheduled for January 31, 1996.

     During 1993 and 1992, the Bank acquired mortgage servicing rights to approximately $242.2 million and $569.8 million of loans, respectively. These loans, with an unpaid principal balance of $312.0 million and $359.4 million at December 31, 1995 and 1994, respectively, are part of the loans being serviced by the Loan Servicer under the subservicing agreement.

     In conjunction with servicing performed by the Loan Servicer for the Bank and for its own account, escrow funds and other servicing-related non-interest bearing deposits are maintained at the Bank. Such funds averaged $17.6 million, $30.2 million and $50.0 million for 1995, 1994 and 1993, respectively. At December 31, 1995 and 1994, such servicing deposits amounted to $4.8 million and $13.0 million, respectively.

     Through September 30, 1995, the Bank was a party to an interest rate exchange agreement ("interest rate swap") with the Loan Servicer. The differential between the rate paid or received was recognized as a yield adjustment to the Bank's cost of funds. The interest rate swap rates were generally negotiated every sixty days under normal market terms and conditions. The nature of the swap was such that the Loan Servicer earns a rate equal to that available on short-term certificates of deposit on the notional amount. Accordingly, the interest rate swap agreement did not have the characteristics of a traditional interest swap in hedging interest rate risk. The notional amount of the swap was established periodically by reference to the balance of certain discretionary funds maintained by the Loan Servicer on deposit at the Bank in non-interest bearing accounts. During 1995, 1994 and 1993, the average notional amounts outstanding under the interest rate swap were $6.2 million, $12.1 million, and $20.3 million, respectively. The net interest cost associated with the interest rate swap during 1995, 1994 and 1993 amounted to approximately $327,000, $456,000, and $513,000, respectively. At December 31, 1994, the outstanding notional amount of the interest swap was $4.9 million.

     From time to time, the Bank has securitized groups of mortgage loans it has purchased or originated under programs established by government agencies, primarily the Federal National Mortgage Association ("FNMA") and the Federal Home Loan Mortgage Corporation ("FHLMC"), or sells individual loans to those agencies, while maintaining the right to service the loans. During 1994 and 1993, the Bank sold to the Loan Servicer rights to $3.0 million and $18.3 million of such loans and recognized gains of $28,000 and $172,000, respectively. There were no such sales during 1995.

     During 1995, 1994 and 1993, the Bank purchased single family first mortgage loans from the Loan Servicer for a total purchase price of approximately $582,000, $3.4 million and $4.8 million, respectively. The Loan Servicer makes available to the Bank information on loan applications being processed. The Bank reviews those loans and, based upon an independent underwriting review, selects loans for acquisition. Loans are purchased at prices customarily available in the first mortgage market.

     During 1994, the Bank invested in residential first mortgage loans originated by the Loan Servicer from the date such loans were originated until their delivery to permanent, non-affiliated investors or to the Bank. Purchases made by the Bank were made pursuant to an agreement that the Loan Servicer would repurchase the loans at no gain or loss to the Bank. A total of $88.8 million in loans were purchased by the Bank under this arrangement and subsequently sold to the Loan Servicer. No such loans were held by the Bank at December 31, 1995, or 1994, as the Loan Servicer terminated its loan origination capability during 1994.

     In conjunction with the above purchases of loans, the Bank provided underwriting services to the Loan Servicer and charged the Loan Servicer approximately $104,000 during 1994.

     During 1995, 1994 and 1993, the Loan Servicer paid the Bank rent of approximately $183,000, $195,000 and $78,000 for use of office space in a building owned by the Bank under the terms of a lease expiring July 1,

             BANK OF NORTH AMERICA BANCORP, INC., AND SUBSIDIARIES

1996. Because of the Loan Servicer's winding-down of operations, it is anticipated that this lease agreement will not be renewed.

     The Bank provides certain human resource services to the Loan Servicer primarily with regard to payroll, health insurance processing, and policies and procedures. During 1995, 1994, and 1993, the Bank charged the Loan Servicer approximately $21,000, $38,000, and $43,000, respectively for those services.

     In the ordinary course of business, the Bank enters into transactions with Directors of the Bank, with the Company's stockholder and with firms with which the Directors or stockholder are affiliated. During 1995, 1994 and 1993, respectively, the Bank paid marketing, advertising, and public relations fees of approximately $179,000, $181,000, and $138,000 to a company owned by one of the Bank's Directors. Another of the Bank's Directors is an employee of a law firm which performs routine legal services for the Bank . During 1995, 1994, and 1993, the Bank paid legal fees of approximately $24,000, $11,000 and $19,000, respectively, to that law firm. In addition, the Bank rents office space to a firm managed by one of the Bank's Directors under a three year lease agreement expiring on June 30, 1997. Rental income earned by the Bank from that lease was approximately $14,000 and $6,000 in 1995 and 1994, respectively. The aggregate unpaid principal balance of loans outstanding to the Bank's Directors or their business interests was approximately $414,000 and $396,000 at December 31, 1995 and 1994, respectively.

     The Company's stockholder has an ownership interest in a building which houses one of the Bank's offices. Rent expense on that office was approximately $7,000 for each of the years, 1995, 1994, and 1993, respectively. The Bank has loans outstanding to a firm in which the Company's stockholder has ownership interests. The principal balance of those loans was approximately $36,000 and $315,000 as of December 31, 1995 and 1994 respectively. The Company's stockholder or firms controlled by the stockholder had approximately $4.4 million and $4.6 million, on deposit at the Bank on December 31, 1995 and 1994 respectively, excluding servicing deposits held by the Loan Servicer.

15. RESTRICTIONS ON RETAINED EARNINGS

     The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At December 31, 1995, approximately $727,000 of retained earnings were available for dividend declaration without prior regulatory approval.

16. REGULATORY CAPITAL REQUIREMENTS

     During January 1989, the Federal Reserve Board ("FRB") issued final guidelines for a risk-based approach in determining the capital requirements of banking organizations. The guidelines consist of Tier I and total capital, the difference primarily being that the allowance for loan losses is included in total capital subject to certain specific limitations. The new guidelines became fully phased in at December 31, 1992, at which time the total capital ratio requirement was 8.00%, of which Tier I capital must be at least 4.00%. At December 31, 1995, the Company's unaudited Tier I and total capital ratios were 11.5% and 12.7%, respectively.

     The FRB and the FDIC have adopted minimum Tier I leverage ratio standards. Tier I capital for purposes of the leverage ratio requirement is the same as year end 1992 Tier I capital for purposes of the risk-based approach. The leverage ratio establishes a minimum of Tier I capital to total assets of 3% for strong banking organizations, generally with a composite CAMEL rating of one, and 100 to 200 basis points above this minimum level for other institutions. The Company's unaudited leverage ratio was 6.9% at December 31, 1995.

     The Company and the Bank believe that the aforementioned capital amounts exceed the minimum of risk-based and leverage ratio capital required by the FRB and the FDIC. There can be no assurance that

             BANK OF NORTH AMERICA BANCORP, INC., AND SUBSIDIARIES interpretation of applicable regulations would not result in different capital requirements for the Company and the Bank.

     FDICIA also requires the FDIC to place financial institutions into risk-based categories for purposes of determining the amount of risk, if any, to the deposit insurance funds. Institutions are assigned to one of three groups: well capitalized, adequately capitalized, or undercapitalized, based on their capital ratios and other available relevant information. As of December 31, 1995, the Bank was included in the well capitalized category pursuant to a notification received from the FDIC, as its total capital ratio exceeded 10% and its Tier I capital ratio exceeded 6%. The Bank is also considered by management to be well capitalized pursuant to the prompt corrective action provisions of FDICIA.

17. FAIR VALUES OF FINANCIAL INSTRUMENTS

     Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments, defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following table presents the carrying amounts and fair values of the Bank's financial instruments at December 31, 1995 and 1994 (in thousands):

                                                  DECEMBER 31, 1995        DECEMBER 31, 1994
                                                ----------------------   ----------------------
                                                CARRYING                 CARRYING
                                                 AMOUNT     FAIR VALUE    AMOUNT     FAIR VALUE
                                                ---------   ----------   ---------   ----------
    FINANCIAL ASSETS:
    Cash and due from banks and
      interest-bearing deposits with banks....  $  51,029   $   51,029   $  19,579   $   19,579
    Federal funds sold and securities
      purchased under agreements to resell....        431          431       1,127        1,127
    Securities available for sale.............    100,787      100,787      30,630       30,630
    Securities held to maturity...............         --           --     116,593      105,867
    FHLB stock................................      2,775        2,775       3,225        3,225
    Loans held for sale.......................      2,710        2,732      26,275       26,403
    Loans receivable, net.....................    376,782      383,515     326,222      318,560
    FINANCIAL LIABILITIES:
    Deposit liabilities.......................  $(493,712)    (495,749)   (438,685)    (437,851)
    Securities sold under agreements to
      repurchase..............................       (820)        (820)     (5,373)      (5,373)
    Other borrowings..........................    (20,000)     (20,127)    (64,500)     (64,266)
    OFF-BALANCE-SHEET ASSETS (LIABILITIES):
    Commitments to extend credit..............  $      --           --          --           --
    Standby letters of credit.................         --           --          --           --

     The fair value estimates do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market. If that value were considered at December 31, 1995 and 1994, excluding escrow deposits held at the Bank related to mortgage loan servicing rights purchased independently and relating to owned residential loans, the fair value of the Bank's net assets would increase by approximately $17.4 million and $31.9 million, respectively.

     The fair value estimates also do not include the value of mortgage loan servicing rights owned by the Bank. The value of those rights is composed of (1) the value of low cost deposits maintained at the Bank relating to servicing escrow and investor custodial funds, and (2) expected net servicing revenue from purchased mortgage servicing rights. At December 31, 1995 and 1994, the fair value of servicing rights owned by the Bank was approximately $5.1 million and $8.1 million and the carrying value was $2.3 million and $2.6 million, respectively.

             BANK OF NORTH AMERICA BANCORP, INC., AND SUBSIDIARIES

ESTIMATION OF FAIR VALUES

     The following notes summarize the major methods and assumptions used in estimating the fair values of financial instruments.

     Short-term financial instruments are valued at their carrying amounts included in the consolidated statement of financial condition, which are reasonable estimates of fair value due to the relative short period to maturity of the instruments. This approach applies to cash and cash equivalents.

     Loans held for sale are valued at quoted market prices or investor commitments.

     Loans are valued on the basis of estimated future receipts of principal and interest, discounted at various rates. Loan prepayments are assumed to occur at the same rate as in previous periods when interest rates were at levels similar to current levels. Future cash flows for homogeneous categories of consumer loans, such as motor vehicle loans, are estimated on a portfolio basis and discounted at current rates offered for similar loan terms to new borrowers. The fair value of nonaccrual loans is estimated based on the fair value of related collateral for collateral-dependent loans or on a present value basis, using higher discount rates appropriate to the higher risk involved.

     Securities are valued at quoted market prices.

     FHLB stock is valued at the redemption value.

     Fair value of demand deposits and deposits with no defined maturity is taken to be the amount payable on demand at the reporting date. The fair value of fixed-maturity deposits is estimated using rates currently offered for deposits of similar remaining maturities. The intangible value of long-term relationships with depositors is not taken into account in estimating the fair values shown in the previous table.

     Rates currently available to the Bank for term borrowings with similar terms and remaining maturities are used to estimate the fair value of existing borrowings as the present value of expected cash flows.

     Commitments to extend credit and standby letters of credit are valued on the basis of fees currently charged for commitments for similar loan terms to new borrowers with similar credit profiles.

- ------------------------------------------------------
- ------------------------------------------------------

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................    2
Prospectus Summary....................    4
Investment Considerations.............   11
The Company...........................   17
BankAtlantic..........................   17
Pending Acquisition of Bank of North
  America.............................   18
Use of Proceeds.......................   20
Market for Common Stock and
  Dividends...........................   20
Capitalization........................   22
Selected Consolidated Financial
  Data................................   23
Pro Forma Combined Financial Data.....   28
Management's Discussion and Analysis
  of Results of Operations and
  Financial Condition.................   32
Business..............................   69
Regulation and Supervision............   78
Federal and State Taxation............   88
Management............................   90
Description of the Debentures.........   91
Description of Capital Stock..........   97
Underwriting..........................   99
Legal Matters.........................   99
Experts...............................  100
Index to Consolidated Financial
  Statements..........................  F-1

- ------------------------------------------------------
- ------------------------------------------------------
- ------------------------------------------------------
- ------------------------------------------------------
                                  $50,000,000

                         (LOGO) BANKATLANTIC BANCORP(R)

                           % CONVERTIBLE SUBORDINATED
                              DEBENTURES DUE 2006
                              --------------------
                                   PROSPECTUS
                              --------------------
                                RYAN, BECK & CO.
                                           , 1996
- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following statement sets forth the estimated amount of expenses (other than underwriting discounts and commissions) to be borne by the Registrant in connection with the Offering:

    SEC Registration Fee.....................................................  $19,827.55
    NASD Filing Fee..........................................................    6,250.00
    Nasdaq Small Cap Market Listing Fee......................................    5,000.00
    Legal Fees and Expenses..................................................
    Trustee Fees and Expenses................................................
    Accounting Fees and Expenses.............................................
    Printing and Mailing Expenses............................................
    Blue Sky Fees and Expenses...............................................
    Miscellaneous Expenses...................................................
                                                                               ----------
              TOTAL FEES AND EXPENSES........................................  $
                                                                               ==========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 607.0850 of the Florida Business Corporation Act and the Articles of Incorporation and Bylaws of the Registrant provide for indemnification of the Registrant's directors and officers against claims, liabilities, amounts paid in settlement and expenses in a variety of circumstances, which may include liabilities under the Securities Act of 1933, as amended (the "Securities Act"). In addition, the Registrant carries insurance permitted by the laws of the State of Florida on behalf of Directors, officers, employees or agents which may cover liabilities under the Securities Act.

ITEM 16.  EXHIBITS

     The following exhibits either are filed herewith or incorporated by reference to documents previously filed or will be filed by amendment, as indicated below:

EXHIBITS                                           DESCRIPTION
- --------       -----------------------------------------------------------------------------------
   1      --   Form of Underwriting Agreement between the Registrant and Ryan, Beck & Co.
   3.1    --   Amended and Restated Articles of Incorporation of the Registrant.
   3.2    --   Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 to the
               Registrant's Registration Statement on Form S-4, filed on May 5, 1994 (Registration
               No. 33-77708)).
   4.1    --   Form of Indenture, dated as of             , 1996, with respect to the Registrant's
                    % Convertible Subordinated Debentures due 2006.
   4.2    --   Specimen Convertible Subordinated Debenture (found at Section 2.3 of the Form of
               Indenture filed as Exhibit 4.1).
   5      --   Form of Opinion of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A.
               regarding validity of the Debentures being offered.
  10.1    --   Key Employees' Stock Option Plan (incorporated by reference to Exhibit 10.1 to the
               Registrant's Registration Statement on Form S-4, filed on May 5, 1994 (File No.
               33-77708)).
  10.2    --   BankAtlantic 1994 Stock Option Plan (incorporated by reference to Exhibit 10.2 to the Registrant's Registration Statement on Form S-4, filed on May 5, 1994 (File No.
               33-77708)).
  10.3    --   AFS Savings Plan and AFS Trust Agreement (incorporated by reference to Exhibit 10.3 to the Registrant's Registration Statement on Form S-4, filed on May 5, 1994 (File
               No. 33-77708)).
  10.4    --   Indenture, dated September 22, 1995, by and between the Registrant and American
               Bank National Association, as Trustee (incorporated by reference to Exhibit 10.4 to the Registrant's Registration Statement on Form S-2, filed on February 9, 1996
               (File No. 333-1212)).

EXHIBITS                                           DESCRIPTION
- --------       -----------------------------------------------------------------------------------
  12      --   Statement regarding computation of earnings to fixed charges.
  23.1    --   Consent of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A.
  23.2    --   Consent of KPMG Peat Marwick LLP regarding the Registrant.
  23.3    --   Consent of KPMG Peat Marwick LLP regarding Bank of North America Bancorp, Inc.
  24      --   Power of Attorney (included with signature pages to this Registration Statement).
  25      --   Form T-1: Statement of Eligibility of Trustee

ITEM 17.  UNDERTAKINGS

     (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (c) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Lauderdale, State of Florida, on the 5th day of June, 1996.

                                          BANKATLANTIC BANCORP, INC.

                                          By:       /s/  ALAN B. LEVAN

                                            ------------------------------------
                                                       Alan B. Levan,
                                             Chairman of the Board of Directors
                                                and Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Alan B. Levan, John P. O'Neill and Frank V. Grieco and each of them acting alone, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                  SIGNATURE                              TITLE                     DATE
- ---------------------------------------------   ------------------------   ---------------------
                  /s/  ALAN B. LEVAN            Chairman of the Board,              June 5, 1996
- ---------------------------------------------     Chief Executive
                Alan B. Levan                     Officer
                 /s/  JASPER R. EANES           Executive Vice                      June 5, 1996
- ---------------------------------------------     President, Chief
               Jasper R. Eanes                    Financial Officer
                   /s/  JOHN E. ABDO            Vice-Chairman of the                June 5, 1996
- ---------------------------------------------     Board
                John E. Abdo
                 /s/  JOHN P. O'NEILL           President and Director              June 5, 1996
- ---------------------------------------------
               John P. O'Neill
                 /s/  FRANK V. GRIECO           Senior Executive Vice               June 5, 1996
- ---------------------------------------------     President and Director
               Frank V. Grieco
              /s/  STEVEN M. COLDREN            Director                            June 5, 1996
- ---------------------------------------------
              Steven M. Coldren
                /s/  MARY E. GINESTRA           Director                            June 5, 1996
- ---------------------------------------------
              Mary E. Ginestra
                /s/  BRUNO DIGIULIAN            Director                            June 5, 1996
- ---------------------------------------------
               Bruno DiGiulian
        /s/  CHARLIE C. WINNINGHAM, II          Director                            June 5, 1996
- ---------------------------------------------
          Charlie C. Winningham, II

                               INDEX TO EXHIBITS

EXHIBIT                                                                              SEQUENTIALLY
NUMBER                               DESCRIPTION OF EXHIBITS                         NUMBERED PAGE
- ------       ----------------------------------------------------------------------- -------------
  1       -- Form of Underwriting Agreement between the Registrant and
             Ryan, Beck & Co........................................................
  3.1     -- Amended and Restated Articles of Incorporation of the Registrant.......
  4.1     -- Form of Indenture, dated as of             , 1996, with respect to the
             Registrant's      % Convertible Subordinated Debentures due 2006.......
  5       -- Form of Opinion of Stearns Weaver Miller Weissler Alhadeff & Sitterson,
             P.A. regarding validity of the Debentures being offered................
 12       -- Statement regarding computation of earnings to fixed charges...........
 23.1     -- Consent of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A....
 23.2     -- Consent of KPMG Peat Marwick LLP regarding the Registrant..............
 23.3     -- Consent of KPMG Peat Marwick LLP regarding Bank of North America
             Bancorp, Inc...........................................................
 25       -- Form T-1: Statement of Eligibility of Trustee..........................